Form 10-K, Exhibit 13
period 1993-12-31
TIMBERLAND CO
filed 1994-03-30
CIK 814361

THE TIMBERLAND COMPANY                                                                                 Exhibit 13
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED INCOME STATEMENT DATA

(Dollars in Thousands Except Per Share Data)
                                                                 Year Ended December 31,
                                         1993             1992             1991             1990             1989
- -----------------------------------------------------------------------------------------------------------------
Net Sales                            $418,918         $291,368         $226,082         $196,319         $156,141
Net Income                             22,521           12,919            8,085            7,854            6,380
Earnings per Share                   $   2.01         $   1.18         $    .75         $    .73         $    .60
- -----------------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA

(Dollars in Thousands)

                                                                       December 31,
                                         1993             1992             1991             1990             1989
- -----------------------------------------------------------------------------------------------------------------
Working Capital                      $155,660         $ 94,427         $ 87,610         $ 88,196         $ 84,134
Total Assets                          290,611          194,117          177,470          170,076          148,327
Long-Term Debt                         90,809           41,533           44,199           46,924           46,675
Stockholders' Equity                  128,363          104,600           93,412           85,664           74,915
- -----------------------------------------------------------------------------------------------------------------

THE TIMBERLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
(Amounts in Thousands Except Per Share Data)

                                                                       Year Ended December 31,
                                                      1993         %         1992         %        1991         %
- -----------------------------------------------------------------------------------------------------------------
Net sales                                         $418,918     100.0%    $291,368     100.0%   $226,082     100.0%
Gross profit                                       152,707      36.5      107,858      37.0      79,792      35.3
Total operating expenses                           112,315      26.8       82,016      28.1      62,390      27.6
Operating income                                    40,392       9.6       25,842       8.9      17,402       7.7
Interest expense                                     6,252       1.5        5,528       1.9       5,822       2.6
Net income                                          22,521       5.4%      12,919       4.4%      8,085       3.6%
Earnings per share                                $   2.01               $   1.18              $    .75
Weighted average shares outstanding                 11,206                 10,922                10,791
- -----------------------------------------------------------------------------------------------------------------


1993 COMPARED TO 1992
      Net sales for 1993 were $418.9 million, which represents an increase of 44% over the $291.4 million reported in 1992. This increase in net sales was attributable primarily to an overall increase in the number of footwear, apparel and accessory units sold.
      Gross profit as a percentage of net sales for 1993 was 36.5%, as compared to 37.0% in 1992. This decrease resulted principally from the Company's strategic decision to attempt to lead the market by pre-emptively reducing prices on certain products to improve the price/value proposition for the consumer. The Company anticipates further pressure on gross margins in the first half of 1994, as a result of this pricing strategy not yet being fully offset by expected product cost reductions. The Company also expects its historical trend, in which revenues and earnings have been more heavily weighted to the second half of the year, primarily the third quarter, to continue in 1994.
      Total operating expenses for 1993 increased to $112.3 million from $82.0 million in 1992, as the Company further invested in infrastructure and increased marketing in support of overall worldwide sales growth. As a percentage of net sales, total operating expenses decreased to 26.8% in 1993 from 28.1% in 1992.
      Interest expense in 1993 increased $.7 million over 1992, primarily due to higher average borrowings in 1993 in support of sales growth.

1992 COMPARED TO 1991
      Net sales in 1992 were $291.4 million, a 29% increase over the $226.1 million reported in fiscal 1991. This increase was primarily attributable to an overall increase in the volume of footwear, apparel and accessory units sold.
      Gross profit as a percentage of net sales was 37.0% in 1992 as compared to 35.3% in 1991. This increase resulted from a combination of significant reductions in the level of markdowns in 1992 compared to 1991 which was affected by an aggressive inventory reduction program, increased production levels, increased efficiencies in manufacturing and sourcing, and a favorable sales mix.
      Total operating expenses increased by 31% to $82.0 million in 1992 from $62.4 million in 1991. The increased spending was attributable to a higher level of selling and general and administrative expenses, as the Company invested further in infrastructure and increased marketing in support of current and future sales growth.
      Interest expense in 1992 decreased by $.3 million from 1991 due primarily to lower interest rates.

      For an analysis of the change in the effective tax rates from 1991 to 1993, see notes to the consolidated financial statements.

THE TIMBERLAND COMPANY
LIQUIDITY AND CAPITAL RESOURCES
      Net cash used by operations during 1993 totaled $26.7 million, due primarily to increases in certain working capital items. At December 31, 1993, the Company had working capital of $155.7 million versus $94.4 million at December 31, 1992. Accounts receivable grew to $93.2 million at December 31, 1993 compared to $54.1 million at December 31, 1992. Days sales outstanding at December 31, 1993 were 75 days compared to 61 days at December 31, 1992. Inventories at year end 1993 increased by $40.8 million, to $111.4 million, since year end 1992, primarily in response to increased customer demand. Inventory turns improved to 2.7 times from 2.5 times a year ago.
      Net cash used for investing activities was $23.9 million, of which $21.6 million represented additions to property, plant and equipment. These investments compare with $11.8 million in 1992 and were primarily made for manufacturing machinery and equipment and corporate information systems enhancements.
      In December 1993, the Company entered into a Memorandum of Understanding with its Italian distributor outlining the contemplated termination of its distribution rights and acquisition of certain of its assets. Net sales to this distributor represented 4% of the Company's consolidated revenues in 1993. Timberland intends to assume the distribution of its own products in Italy effective on the termination date.
      Net cash required for operating and investing activities in 1993 was provided by a combination of internally generated cash and increased borrowings. The Company uses unsecured and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. Under its existing short-term credit facilities, the Company can borrow, subject to a borrowing base formula, up to an aggregate amount of $70 million, of which $10 million was outstanding at December 31, 1993. Additionally, the Company had uncommitted lines of credit totaling $24 million at December 31, 1993, none of which was outstanding at year end. (See notes to the consolidated financial statements.) As a result of the increase in overall borrowings, the Company's debt to capital ratio rose to 44% at December 31, 1993 compared to 33% at year end 1992.
      The Company is currently exploring additional financing opportunities to support anticipated near-term growth. Management believes that the Company's existing credit facilities, and the ability to obtain additional financing, together with cash flow from operations, will provide the funds necessary to support the Company's business.

INFLATION
      The Company believes that inflation has not had a significant overall impact on its operations or liquidity over the past three years.

THE TIMBERLAND COMPANY
QUARTERLY MARKET INFORMATION
AND RELATED MATTERS
      The Company's Class A Common Stock is traded on the New York Stock Exchange under the symbol TBL. There is no market for shares of the Company's Class B Common Stock; however, shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis and shall automatically be converted upon any transfer (except for estate planning transfers and any transfer approved by the board of directors).
      The following table presents the high and low closing sales prices of the Company's Class A Common Stock for the past two years as reported by the New York Stock Exchange.

                             1993             1992
                        HIGH      LOW      High   Low
- -------------------------------------------------------
First Quarter         34 1/2   19 1/8    17 3/8   9
Second Quarter        38 1/4   29 5/8    16 7/8  13
Third Quarter         61 1/4   29 1/8    17 3/4  13
Fourth Quarter        85       47 3/8    19 7/8  14 1/4
- -------------------------------------------------------

      As of March 1, 1994, the number of record holders of the Company's Class A Common Stock was approximately 659, and the number of record holders of the Company's Class B Common Stock was eight. The closing sales price of the Company's Class A Common Stock on March 1, 1994 was 38 1/8.
      No cash dividends have ever been declared on either the Company's Class A or Class B Common Stock, and none are contemplated in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements. (See notes to the consolidated financial statements.)

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
THE TIMBERLAND COMPANY:
      We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company's consolidated statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 1991, were audited by other auditors whose report dated February 12, 1992, expressed an unqualified opinion on those statements.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such 1993 and 1992 consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE
Boston, Massachusetts
February 15, 1994

THE TIMBERLAND COMPANY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1993 AND 1992
(Dollars in Thousands)

Assets                                                                                         1993          1992
- -----------------------------------------------------------------------------------------------------------------
Current assets
   Cash and equivalents                                                                    $  3,281      $  1,220
   Accounts receivable, net of allowance for doubtful accounts of
     $1,014 in 1993 and $1,821 in 1992                                                       93,226        54,141
   Inventories                                                                              111,380        70,542
   Prepaid expenses                                                                           7,571         4,501
   Deferred and refundable income taxes                                                       5,625         7,466
- -----------------------------------------------------------------------------------------------------------------
       Total current assets                                                                 221,083       137,870
- -----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost                                                       79,145        57,820
   Less - accumulated depreciation and amortization                                         (33,530)      (25,151)
- -----------------------------------------------------------------------------------------------------------------
       Net property, plant and equipment                                                     45,615        32,669
Excess of cost over fair value of net assets acquired, net                                   18,157        18,931
Other assets, net                                                                             5,756         4,647
- -----------------------------------------------------------------------------------------------------------------
                                                                                           $290,611      $194,117
=================================================================================================================

Liabilities and Stockholders' Equity
- -----------------------------------------------------------------------------------------------------------------
Current liabilities
   Notes payable                                                                           $ 10,061      $  6,851
   Current maturities of long-term obligations                                                  682         2,643
   Accounts payable                                                                          32,526        14,121
   Accrued expenses
       Payroll and related                                                                    8,873         5,933
       Interest and other                                                                     9,609         8,096
       Income taxes payable                                                                   3,672         5,799
- -----------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                             65,423        43,443
- -----------------------------------------------------------------------------------------------------------------
Long-term obligations, less current maturities                                               90,809        41,533
- -----------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                         6,016         4,541
- -----------------------------------------------------------------------------------------------------------------
Stockholders' equity
   Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued                     --            --
   Class A Common Stock, $.01 par value; 30,000,000 shares authorized;
       7,630,556 shares issued in 1993 and 7,549,015 shares in 1992                              76            75
   Class B Common Stock, $.01 par value; 15,000,000 shares authorized;
       3,237,598 shares issued and outstanding in 1993 and 3,238,686 shares in 1992              32            32
   Additional paid-in capital                                                                55,805        53,758
   Retained earnings                                                                         74,106        51,585
   Cumulative translation adjustment                                                         (1,536)         (850)
   Less treasury stock at cost, 18,513 shares in 1993 and 16,993 shares in 1992                (120)           --
- -----------------------------------------------------------------------------------------------------------------
                                                                                            128,363       104,600
- -----------------------------------------------------------------------------------------------------------------
                                                                                           $290,611      $194,117
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE TIMBERLAND COMPANY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(Amounts in Thousands Except Per Share Data)

                                                                                       1993       1992       1991
- -----------------------------------------------------------------------------------------------------------------
Net sales                                                                          $418,918   $291,368   $226,082
Cost of goods sold                                                                  266,211    183,510    146,290
- -----------------------------------------------------------------------------------------------------------------
       Gross profit                                                                 152,707    107,858     79,792
- -----------------------------------------------------------------------------------------------------------------
Operating expenses
   Selling                                                                           82,585     57,145     45,209
   General and administrative                                                        28,956     24,194     16,504
   Amortization of goodwill                                                             774        677        677
- -----------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                     112,315     82,016     62,390
- -----------------------------------------------------------------------------------------------------------------
Operating income                                                                     40,392     25,842     17,402
- -----------------------------------------------------------------------------------------------------------------
Other expense (income)
   Interest expense                                                                   6,252      5,528      5,822
   Other, net                                                                            17      1,315       (137)
- -----------------------------------------------------------------------------------------------------------------
       Total other expense                                                            6,269      6,843      5,685
- -----------------------------------------------------------------------------------------------------------------
       Income before income taxes                                                    34,123     18,999     11,717
Provision for income taxes                                                           11,602      6,080      3,632
- -----------------------------------------------------------------------------------------------------------------
       Net income                                                                  $ 22,521   $ 12,919   $  8,085
=================================================================================================================
Earnings per share                                                                 $   2.01   $   1.18   $    .75
=================================================================================================================
Weighted average shares and share equivalents outstanding                            11,206     10,922     10,791
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE TIMBERLAND COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(Dollars in Thousands)

                                               Class A     Class B    Additional
                                                Common      Common       Paid-in     Retained
                                                 Stock       Stock       Capital     Earnings
- ----------------------------------------------------------------------------------------------
Balance, January 1, 1991                           $74         $33       $53,062      $30,581
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                      1          (1)          231            -
Net income                                           -           -             -        8,085
Translation adjustment                               -           -             -            -
- ----------------------------------------------------------------------------------------------
Balance, December 31, 1991                          75          32        53,293       38,666
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                      -           -           465            -
Net income                                           -           -             -       12,919
Translation adjustment                               -           -             -            -
- ----------------------------------------------------------------------------------------------
Balance, December 31, 1992                          75          32        53,758       51,585
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                      1           -           980            -
Tax benefit from stock option plans                  -           -         1,067            -
Net income                                           -           -             -       22,521
Translation adjustment                               -           -             -            -
- ----------------------------------------------------------------------------------------------
Balance, December 31, 1993                         $76         $32       $55,805      $74,106
=============================================================================================

                                                    Cumulative               Consolidated
                                                   Translation   Treasury   Stockholders'
                                                    Adjustment      Stock          Equity
- -----------------------------------------------------------------------------------------
Balance, January 1, 1991                               $ 1,914      $   -        $ 85,664
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                              -          -             231
Net income                                                   -          -           8,085
Translation adjustment                                    (568)         -            (568)
- -----------------------------------------------------------------------------------------
Balance, December 31, 1991                               1,346          -          93,412
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                              -          -             465
Net income                                                   -          -          12,919
Translation adjustment                                  (2,196)         -          (2,196)
- -----------------------------------------------------------------------------------------
Balance, December 31, 1992                                (850)         -         104,600
Issuance of shares under employee stock option
   and stock purchase plans and other
   transactions                                              -       (120)            861
Tax benefit from stock option plans                          -          -           1,067
Net income                                                   -          -          22,521
Translation adjustment                                    (686)         -            (686)
- -----------------------------------------------------------------------------------------
Balance, December 31, 1993                             $(1,536)     $(120)       $128,363
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE TIMBERLAND COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(Dollars in Thousands)

                                                                                       1993       1992       1991
- -----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                        $22,521    $12,919    $ 8,085
  Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
    Deferred income taxes                                                             1,475        119     (3,748)
    Depreciation and amortization                                                    10,279      7,959      6,304
    Increase (decrease) in cash from changes in working capital items:
      Accounts receivable                                                           (39,484)    (6,210)    (6,499)
      Inventories                                                                   (41,560)   (13,892)    10,607
      Prepaid expenses                                                               (3,170)       202       (149)
      Accounts payable                                                               18,497      1,841      5,724
      Accrued expenses                                                                5,084      3,712      2,326
      Income taxes                                                                     (320)    (6,642)     4,975
- -----------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities                            (26,678)         8     27,625
- -----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment, net                                   (21,645)   (11,774)    (7,540)
  Other, net                                                                         (2,234)     1,616       (747)
- -----------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                       (23,879)   (10,158)    (8,287)
- -----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (payments) under short-term credit facilities                        3,257      6,352    (11,188)
  Proceeds from long-term obligations                                                50,000          -          -
  Payments on long-term debt and capital lease obligations                           (2,643)    (2,711)    (2,646)
  Issuance of common stock                                                              981        465        231
  Tax benefit from stock option plans                                                 1,067          -          -
  Purchase of treasury stock                                                           (120)         -          -
- -----------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities                             52,542      4,106    (13,603)
- -----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  76       (245)       219
- -----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                       2,061     (6,289)     5,954
- -----------------------------------------------------------------------------------------------------------------
Cash and equivalents at beginning of year                                             1,220      7,509      1,555
- -----------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                                 $ 3,281    $ 1,220    $ 7,509
=================================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid                                                                     $ 6,020    $ 5,699    $ 5,877
  Income taxes paid                                                                   9,346     12,356      2,899
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION
      The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated in consolidation.
RECLASSIFICATIONS
      Certain prior year amounts have been reclassified to conform with the current year presentation.
RECOGNITION OF REVENUE
      Revenue is recognized upon shipment of product to customers.
TRANSLATION OF FOREIGN CURRENCIES
      The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and income statement accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity, and transaction gains and losses are reflected in income.
FOREIGN CURRENCY OPTIONS
      The Company has entered into foreign currency forward contracts (6.1 million pounds sterling, 12.7 million Deutsche marks and 38.5 million French francs) to hedge foreign currency commitments through the first half of 1994. Gains and losses on these contracts will be recognized when the offsetting gains and losses on the hedged transactions occur. The unrealized net gain
(loss) deferred on such contracts as of December 31, 1993, 1992 and 1991 was approximately $(178), $495 and $(1,179), respectively. Unrealized gains or losses are determined based on the difference between the settlement and year end spot rates.
CASH AND EQUIVALENTS
      Cash equivalents consist of short-term, highly liquid investments which have original maturities to the Company of three months or less.
INVENTORIES
      Inventories are stated at the lower of cost (first-in, first-out) or market.
PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 30 years; machinery and equipment, 3 to 10 years; lasts, patterns and dies, 5 years.
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
      The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 40 and 15 years. Accumulated amortization amounted to $4,639 and $3,865 at December 31, 1993 and 1992, respectively.
INCOME TAXES
      In 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. In addition, future tax benefits, such as net operating loss carryforwards, are recognized to the extent realization of such benefits is more likely than not. The implementation of SFAS No. 109 did not have a material impact on the financial statements.
EARNINGS PER SHARE
      Earnings per share are calculated by dividing net income for each period by the weighted average number of common shares and equivalents outstanding during each period.

2.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:
                                                  December 31,
                                          1993                     1992
- -----------------------------------------------------------------------------
                                Carrying                  Carrying
                             or Contract        Fair   or Contract       Fair
                                  Amount       Value        Amount      Value
- -----------------------------------------------------------------------------
Cash and equivalents1            $ 3,281     $ 3,281       $ 1,220    $ 1,220
Notes payable1                    10,061      10,061         6,851      6,851
Long-term obligations2            91,491      95,724        44,176     49,075
Foreign currency
  contracts3                      30,801      30,783        17,590     16,780
=============================================================================

1 The carrying amounts of cash and equivalents and notes payable approximate their fair values.
2 The fair value of the Company's long-term obligations are estimated based on current rates available to the Company as of December 31, 1993 and 1992, for debt of the same remaining maturities.
3 The fair value of foreign currency contracts are estimated by obtaining the appropriate forward market rates as of December 31, 1993 and 1992, respectively.


3.    INVENTORIES

Inventories consist of the following:
                                          December 31,
                                         1993      1992
- -------------------------------------------------------
Raw materials                        $ 11,108   $10,802
Work-in-process                        13,060     6,761
Finished goods                         87,212    52,979
- -------------------------------------------------------
                                     $111,380   $70,542
=======================================================

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

4.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:
                                         December 31,
                                         1993      1992
- -------------------------------------------------------
Land and improvements                 $   649   $   633
Building and improvements              17,500    14,640
Machinery and equipment                49,337    33,490
Lasts, patterns and dies               11,659     9,057
- -------------------------------------------------------
                                      $79,145   $57,820
=======================================================

5.    INCOME TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31,
1993, consist of the following:
                                          Assets      Liabilities           Total
- ---------------------------------------------------------------------------------
Current
  Inventories                             $1,554       $        -         $ 1,554
  Receivable allowances                    1,229                -           1,229
  Intercompany profit elimination          1,681                -           1,681
  Other                                      762                -             762
- ---------------------------------------------------------------------------------
                                           5,226                -           5,226
=================================================================================
Non-current
  Accelerated depreciation
    and amortization                           -             (946)           (946)
  Puerto Rico tollgate taxes                   -           (1,229)         (1,229)
  Undistributed foreign earnings               -           (3,841)         (3,841)
  Net operating loss carryforwards         2,499                -           2,499
  Less valuation allowance                (2,499)               -          (2,499)
- ----------------------------------------------------------------------------------
                                               -           (6,016)         (6,016)
- ----------------------------------------------------------------------------------
                                          $5,226          $(6,016)        $  (790)
- ----------------------------------------------------------------------------------

      The valuation allowance at December 31, 1993 of $2,499 includes $499 which arose during the current year. The valuation allowance relates primarily to foreign net operating loss carryforwards that may not be realized.
      Deferred and refundable income taxes includes $399 and $1,656 at December 31, 1993 and 1992, respectively, for refundable income taxes.

The components of the provision for income taxes are as follows:

                                  Years Ended December 31,
                    1993                 1992                  1991
- --------------------------------------------------------------------------
              Current   Deferred    Current  Deferred    Current  Deferred
- --------------------------------------------------------------------------
Federal        $6,687     $  935     $6,356   $(2,887)    $2,606   $(1,000)
State           2,131      1,233      2,514      (193)       843       184
Puerto Rico       416        171        454       281        276       577
Foreign            29          -       (445)        -        146         -
- --------------------------------------------------------------------------
               $9,263     $2,339     $8,879   $(2,799)    $3,871   $  (239)
==========================================================================

The deferred tax provision consists of the following:

                                           Years Ended December 31,
                                         1993        1992       1991
- --------------------------------------------------------------------------
Increase in reserves
  not currently deductible             $  719      $(2,709)   $(1,015)
Tax depreciation over (under)
  book depreciation                       177         (239)       357
Puerto Rico tollgate taxes                172          281        625
Undistributed foreign earnings          1,355          (47)       (51)
Other, net                                (84)         (85)      (155)
- ----------------------------------------------------------------------
                                       $2,339      $(2,799)   $  (239)
=====================================================================

      The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 due to the following:

                                               Years Ended December 31,
                                              1993      1992           1991
- ---------------------------------------------------------------------------
Federal income tax at statutory rate      $11,943       $6,460       $3,984
Net reduction in federal tax due to
  tax exempt earnings in Puerto Rico       (3,150)      (3,341)      (2,138)
Puerto Rico and state taxes, net of
  applicable federal benefit                2,775          908        1,050
Purchase accounting adjustments               271          230          230
Losses of foreign subsidiaries                335        2,395          576
Foreign sales corporation                    (574)        (508)           -
Other, net                                      2          (64)         (70)
- ----------------------------------------------------------------------------
Total provision for income taxes          $11,602       $6,080       $3,632
============================================================================

      The Company's consolidated income before taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rico and federal income taxes under an exemption which expires in 2002. However, if the earnings were remitted to Timberland, they would be subject to a Puerto Rico tollgate tax not to exceed 10%. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico. Deferred income taxes are also provided on the undistributed earnings of Timberland's foreign subsidiaries.
      Losses before income taxes from foreign operations were $(835), $(5,563) and $(1,267) for the years ended December 31, 1993, 1992 and 1991, respectively. At December 31, 1993, the Company had $7,140 of foreign operating loss carryforwards available to offset future foreign taxable income. Of these operating loss carryforwards, $1,772 will expire in 1996, $1,977 in 1997 and $374 will expire in 1998.

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

      On August 10, 1993, the United States House and Senate Budget Conference Committee enacted the Omnibus Budget Reconciliation Act of 1993 (the "Act"). As required under SFAS No. 109, the Company has recorded the effect of the Act on its deferred and currently payable tax liabilities as of December 31, 1993. The effect of adopting the Act on the Company's financial statements was not material either as to the cumulative effect upon adoption or as to the full year 1993.

6.    NOTES PAYABLE
In May 1993, the Company entered into a new unsecured committed revolving credit agreement (the "Agreement") with a group of banks through March 29, 1996, that currently provides for revolving credit loans of up to $70,000, subject to a borrowing base formula. At December 31, 1993, the amount available under this formula was approximately $52,000, of which $10,000 was outstanding at year end. Under the terms of the Agreement, the Company may borrow at interest rates which are based upon the lender's cost of funds (4.25% at December 31, 1993).
      The Agreement provides for a facility fee of 3/8% per annum on the daily average aggregate amount of the commitment. The Agreement places limitations on the payment of dividends and the incurrence of additional debt, and also contains certain other financial and operational covenants.
      In addition to the above Agreement, the Company has the ability to borrow approximately $9,300 for its European subsidiaries under demand line of credit arrangements, which provide for interest based upon the lender's cost of funds (6.5% to 7.6% at December 31, 1993).
      Additionally, the Company had uncommitted lines of credit available from certain banks totaling $15,000 at December 31, 1993, none of which was outstanding at year end. Borrowings under these lines are at prevailing money market rates (4% at December 31, 1993). These arrangements may be terminated at any time at the option of the banks or the Company.
      The balance outstanding under all short-term borrowing arrangements was $10,061 and $6,851 at December 31, 1993 and December 31, 1992, respectively.
      The maximum short-term borrowings at any month-end were $52,679, $33,874 and $19,285 during 1993, 1992 and 1991, respectively. Average borrowings under all short-term credit arrangements were $37,596 in 1993, $16,997 in 1992 and $11,391 in 1991. The weighted average interest rates were 4.16%, 5.88% and 8.66% in 1993, 1992 and 1991, respectively.

7.    LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:
                                               December 31,
                                              1993       1992
- -------------------------------------------------------------
Credit agreement                           $50,000    $     -
Senior notes                                35,000     35,000
Industrial revenue bonds                     5,345      5,345
Note payable                                     -      1,500
Capitalized lease obligations (Note 8)       1,146      2,331
- -------------------------------------------------------------
                                            91,491     44,176
Less - current maturities                     (682)    (2,643)
- --------------------------------------------------------------
                                           $90,809    $41,533
==============================================================

      In November 1993, the Company entered into a credit agreement (the "Agreement") expiring on May 15, 1999 with a group of banks, which provides commitments for loans of up to $50,000. Under the Agreement, the Company may make unsecured borrowings in the form of Variable Rate or Eurocurrency Loans. Variable Rate Loans bear interest based upon the lender's cost of funds (4.75% at December 31, 1993). Eurocurrency Loans bear interest based on the rate as quoted in the London interbank market of dollar deposits. On May 15, 1996, outstanding credit loans will be converted to three year term loans, payable in equal quarterly principal amounts beginning on August 31, 1996. The term loans may be outstanding as either Variable Rate or Eurocurrency Loans. The Agreement provides for a commitment fee of 3/8% per annum on the daily average unused portion of the commitment. The Agreement places limitations on the payment of dividends and the incurrence of additional debt, and also requires maintenance of certain operational and financial covenants.
      The unsecured senior notes bear interest at a rate of 9.7% and mature on December 1, 1999. Commencing December 1, 1995, annual redemption payments of $7,000 are required until maturity. The note agreement places limitations on the payment of cash dividends and contains other financial and operational covenants.
      The industrial revenue bonds bear interest at 6.75% through November
30, 1994 at which time the rate will be readjusted for another five-year period. The bonds mature in 2014. The bondholders have the right to require the Company to repurchase the bonds at face value in December 1994 and at every five-year anniversary date thereafter until maturity. Notwithstanding this requirement, the Company intends to renew these obligations through maturity under the remarketing provisions of the bond agreement. The bonds are collateralized by a mortgage on the real estate and specified equipment at the

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

Company's headquarters and distribution center. The bonds contain financial and operational covenants and restrictions similar to the credit agreement described in Note 6. Additionally, the Company has obtained an irrevocable standby letter of credit which also secures the outstanding principal of the bonds through 1994.

      The Company's long-term obligations at December 31, 1993, excluding capitalized lease obligations, are scheduled to become due as follows:


- -------------------------------------------------------
1994                                            $     -
1995                                              7,000
1996                                             15,333
1997                                             23,667
1998                                             23,667
Thereafter                                       20,678
- -------------------------------------------------------
                                                $90,345
=======================================================

8.    LEASE COMMITMENTS

The Company leases manufacturing facilities, retail stores, showrooms and equipment under noncancellable operating and capital leases expiring at various dates through 2015. The approximate minimum rental commitments under all noncancellable leases as of December 31, 1993, are as follows:

                                              Capital     Operating
- -------------------------------------------------------------------
1994                                          $   770      $  7,647
1995                                              483         7,468
1996                                               --         7,051
1997                                               --         5,946
1998                                               --         5,090
Thereafter                                         --        19,617
- -------------------------------------------------------------------
Total minimum lease payments                    1,253       $52,819
                                                            =======

Less - amount representing interest              (107)
- -----------------------------------------------------
Present value of net minimum lease payments     1,146
Less - current maturities                        (682)
- -----------------------------------------------------
                                              $   464
=====================================================

      Property and accumulated depreciation on equipment held under capital leases were $5,156 and $3,423, respectively, at December 31, 1993 and $6,419 and $3,368, respectively, at December 31, 1992.
      Rental expense for all operating leases was $7,490, $6,635 and $5,444 for the years ended December 31, 1993, 1992 and 1991, respectively.

9.    INDUSTRY SEGMENT AND GEOGRAPHICAL AREA INFORMATION
The Company operates in a single industry segment which includes the designing, manufacturing and marketing of footwear, apparel and accessories. The following summarizes the Company's operations in different geographical areas for the years ended December 31, 1993, 1992 and 1991, respectively.

                                                                           Adjustments
                               United                           Other              and
1993                           States          Europe         Foreign     Eliminations     Consolidated
- -------------------------------------------------------------------------------------------------------
Sales to unaffiliated
  customers                  $340,811         $71,927         $ 6,180         $      -         $418,918
Transfers between
  geographical
  areas                        42,388               -          20,872          (63,260)               -
- -------------------------------------------------------------------------------------------------------
                             $383,199         $71,927         $27,052         $(63,260)        $418,918
=======================================================================================================
Operating
  income                     $ 35,282         $   709         $ 1,953         $  2,448         $ 40,392
=======================================================================================================
Identifiable assets
  at December 31,
  1993                       $301,949         $53,888         $15,336         $(80,562)        $290,611
=======================================================================================================
1992
- -------------------------------------------------------------------------------------------------------
Sales to unaffiliated
  customers                  $232,748         $54,891         $ 3,729          $     -         $291,368
Transfers between
  geographical
  areas                        27,441               -          11,735          (39,176)               -
- -------------------------------------------------------------------------------------------------------
                             $260,189         $54,891         $15,464         $(39,176)        $291,368
=======================================================================================================
Operating
  income (loss)              $ 31,465         $(4,055)        $  (788)        $   (780)        $ 25,842
=======================================================================================================
Identifiable assets
  at December 31,
  1992                       $199,618         $37,612         $ 9,911         $(53,024)        $194,117
=======================================================================================================
1991
- -------------------------------------------------------------------------------------------------------
Sales to unaffiliated
  customers                  $181,429         $42,221         $ 2,432         $      -         $226,082
Transfers between
  geographical
  areas                        25,522             733           8,427          (34,682)               -
- -------------------------------------------------------------------------------------------------------
                             $206,951         $42,954         $10,859         $(34,682)        $226,082
=======================================================================================================
Operating
  income (loss)              $ 15,638         $ 1,371         $  (375)        $    768         $ 17,402
- -------------------------------------------------------------------------------------------------------
Identifiable assets
  at December 31,
  1991                       $178,029         $43,566         $ 6,074         $(50,199)        $177,470
=======================================================================================================

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

      Export sales from the United States to unaffiliated customers, principally to European distributors, amounted to 10%, 17% and 21% of consolidated net sales for the years ended December 31, 1993, 1992 and 1991, respectively. The Company had net sales to a single distributor which approximated 13% of consolidated net sales for the year ended December 31, 1991.

10.   STOCKHOLDERS' EQUITY
The Company's Class A and Class B Common Stock are identical in all respects except that shares of Class A Common Stock carry one vote per share while the shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company and vote together with the holders of Class B Common Stock for the remaining directors.

11.   STOCK AND EMPLOYEE BENEFIT PLANS
Under its 1987 Stock Option Plan (the "1987 Plan"), as amended in May 1993, the Company has reserved 1,600,000 shares of Class A Common Stock for the granting of stock options to key employees. Pursuant to the terms of the 1987 Plan, grants may be made by the Board of Directors from time to time, but no grant shall be made ten years after the adoption of the 1987 Plan. The option price per share shall not be less than the fair market value of stock at the time such option is granted in the case of options intended to qualify as "incentive" stock options under the Internal Revenue Code of 1986, and shall not be less than 50% of such fair market value in the case of "non-qualified" stock options for employees who are subject to Section 16 of the Securities Exchange Act of 1934. To date, all options have been granted at fair market value. Options which have been granted under the 1987 Plan become exercisable in equal installments over four years beginning one year after the grant date. In addition to the 1987 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.
      Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company is authorized to issue a maximum of 100,000 shares of Class A Common Stock to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, option grants are awarded on a predetermined basis, and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan shall be the fair market value of the stock on the date of grant, and the options become exercisable in equal installments over four years beginning one year after the grant date.
      Options for 182,480 and 144,985 shares were exercisable under all option arrangements at December 31, 1993 and 1992, respectively. Under the existing plans there were 819,616 and 487,882 shares available for future grants at December 31, 1993 and 1992, respectively.

      The following summarizes transactions under all stock option arrangements for the years ended December 31, 1993, 1992 and 1991:

                                         Number          Per Share
                                      of Shares       Option Price
- ------------------------------------------------------------------
January 1, 1991                         449,937     $ 3.74 - 12.00
   Granted                               61,750       7.88 -  9.25
   Exercised                            (31,500)      3.74
   Cancelled                            (88,752)      3.74 - 10.63
- ------------------------------------------------------------------
December 31, 1991                       391,435       6.38 - 12.00
   Granted                              185,680      13.38 - 18.88
   Exercised                            (45,196)      6.38 -  9.25
   Cancelled                            (89,386)      6.38 - 15.25
- ------------------------------------------------------------------
December 31, 1992                       442,533       6.38 - 18.88
   Granted                              434,655      26.00 - 83.25
   Exercised                            (56,113)      6.38 - 15.25
   Cancelled                            (66,389)      6.38 - 56.00
- ------------------------------------------------------------------
December 31, 1993                       754,686     $ 6.38 - 83.25
==================================================================

      Pursuant to the terms of its 1991 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to an aggregate of 100,000 shares of its Class A Common Stock to eligible employees electing to participate in the Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 24,340 shares in 1993, 17,592 shares in 1992 and 18,736 shares in 1991 (of which 10,182 shares were purchased under the 1987 Employee Stock Purchase Plan which expired in July 1991) at prices ranging from $4.99 to $26.35. At December 31, 1993, 49,514 shares were available for future purchases.

THE TIMBERLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)

      The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 21 years of age with one or more years of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 10% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 2% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company's contribution expense was $252 in 1993, $207 in 1992 and $177 in 1991.
      The Company maintains a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) Plan who are 21 years of age with one or more years of service. Contributions are at the discretion of the Company and fully vest to the employee upon completing three years of service. The Company's contribution expense was $320 in 1993, $260 in 1992 and $231 in 1991.

12. LITIGATION The Company is involved in litigation and various legal matters, including U.S. Customs claims, which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material effect on the Company's financial position.
      On February 15, 1994, a complaint was filed in which the Company and one of its officers were named as defendants in a purported class action lawsuit brought on behalf of purchasers of the Company's stock between November 15, 1993 and February 10, 1994. The suit alleges material misstatements and omissions were made by the Company in the Company's public filings and statements in 1993. The named plaintiff contends he suffered damages as a result of his December 1993 purchase of fifty shares of the Company's Class A Common Stock. To date, the court has not approved the formation of a class nor has the plaintiff specified damages sought in this action. While the suit is in its preliminary stages, based on an initial review, and after consultation with counsel, management believes the allegations are without merit. Accordingly, management does not expect the outcome of such litigation to have a material adverse effect on the financial statements. The Company intends to defend this proceeding vigorously.

13.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a tabulation of the quarterly results of operations for the years ended December 31, 1993 and 1992, respectively (Dollars in Thousands
Except Per Share Data):
                                       Quarter Ended
1993                    April 2      July 2    October 1   December 31
- ----------------------------------------------------------------------
Net sales               $70,606     $84,849     $140,261      $123,202
Gross profit             27,467      30,586       49,846        44,808
Net income                2,332       1,912       11,241         7,036
Earnings per share      $   .21     $   .17     $   1.00      $    .62
======================================================================

1992                   March 27     June 26 September 25   December 31
- ----------------------------------------------------------------------
Net sales               $52,788     $57,674    $  92,281     $  88,625
Gross profit             18,546      20,635       34,899        33,778
Net income                  851         364        6,887         4,817
Earnings per share      $   .08     $   .03    $     .63     $     .44
======================================================================