Form 10-K, Exhibit 13
TIMBERLAND CO
filed 1995-03-30
CIK 814361

                            THE TIMBERLAND COMPANY

                                                                      Exhibit 13


Five Year Summary of Selected Financial Data

SELECTED INCOME STATEMENT DATA
(Dollars in Thousands Except Per Share Data)

                                            Years Ended December 31,
                                1994       1993       1992       1991       1990
--------------------------------------------------------------------------------
Net Sales                   $637,545   $418,918   $291,368   $226,082   $196,319
Net Income                    17,710     22,521     12,919      8,085      7,854
Earnings per Share              1.58       2.01       1.18        .75        .73
--------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA
(Dollars in Thousands)

                                                   December 31,
                                1994       1993       1992       1991       1990
--------------------------------------------------------------------------------
Working Capital             $266,529   $155,660   $ 94,427   $ 87,610   $ 88,196
Total Assets                 473,264    290,611    194,117    177,470    170,076
Long-Term Debt               206,767     90,809     41,533     44,199     46,924
Stockholders' Equity         149,090    128,363    104,600     93,412     85,664
--------------------------------------------------------------------------------


                                   thirteen

                            THE TIMBERLAND COMPANY

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with The Year in Review and the Consolidated Financial Statements and Related Notes.


RESULTS OF OPERATIONS

                                                                        Years Ended December 31,
(Amounts in Thousands Except Per Share Data)         1994         %         1993        %        1992          %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $637,545     100.0%    $418,918    100.0%    $291,368    100.0%
Gross profit                                        208,843      32.8      152,707     36.5      107,858     37.0
Total operating expenses                            165,779      26.0      112,315     26.8       82,016     28.1
Operating income                                     43,064       6.8       40,392      9.6       25,842      8.9
Interest expense                                     15,052       2.4        6,252      1.5        5,528      1.9
Net income                                           17,710       2.8       22,521      5.4       12,919      4.4%
Earnings per share                                 $   1.58               $   2.01              $   1.18
Weighted average shares outstanding                  11,209                 11,206                10,922
----------------------------------------------------------------------------------------------------------------------------------


Net sales increased 52.2% to $637.5 million in 1994 from $418.9 million in 1993 and $291.4 million in 1992. The increases in 1994 and 1993 were the result of unit volume growth in both of the Company's major categories-- footwear (shoes and boots) and apparel and accessories. Net sales of footwear were $513.5 million in 1994, $349.5 million in 1993 and $242.6 million in 1992. This represents a 46.9% increase in 1994 compared to a 44.1% increase in 1993. Net sales attributable to apparel and accessories were $124.0 million in 1994, $69.4 million in 1993 and $48.8 million in 1992. This represents a 78.5% increase in 1994 compared to a 42.2% increase in 1993. Domestic sales were up 57.7% and 62.4% in 1994 and 1993, respectively, while international sales were up 38.7% in 1994 and 12.2% in 1993.

     The gross profit margin was 32.8% in 1994, 36.5% in 1993 and 37.0% in 1992. The decreases in the margin during the last two years were primarily attributable to the price reductions instituted in late 1993 and early 1994 on certain core footwear to gain market share. Fourth quarter results in 1994 were adversely affected by unusually warm weather conditions which resulted in lower than anticipated sales of first quality winter footwear and apparel, lower margins and lower operating income.

     Operating expenses were $165.8 million or 26.0% of sales in 1994, $112.3 million or 26.8% of sales in 1993 and $82.0 million or 28.1% of sales in 1992. The comparative dollar increases reflect the significant growth in revenue recognized by the Company and its continued investment in infrastructure.

     Operating income, which is pretax earnings before interest and other expenses, was $43.1 million in 1994, $40.4 million in 1993 and $25.8 million in 1992. As a percent of sales, operating income declined in 1994 to 6.8% compared to 9.6% and 8.9% in 1993 and 1992, respectively. The decline in 1994 is primarily a result of the lower gross profit margin as discussed above.

     Interest expense increased to $15.1 million in 1994 from $6.3 million in 1993 and $5.5 million in 1992. The increases primarily reflect higher debt levels attributable to business growth and to support higher than anticipated inventory levels in 1994. The increase in 1994 also reflects higher interest rates.

     During 1994, the Company entered into interest rate protection agreements which limited the maximum base rate used to calculate the interest rate on certain borrowings. The interest rate protection agreements expired on December 31, 1994. The costs of these agreements was immaterial. The Company may enter into similar agreements in the future.

     The effective income tax rate was 37.0% in 1994, 34.0% in 1993 and 32.0% in 1992. For an analysis of the changes in the effective tax rate, see the Income Tax Note to the financial statements.

     The Company believes that inflation has not had a significant overall impact on its operations or liquidity over the past three years.


                                   fourteen

                            THE TIMBERLAND COMPANY

LIQUIDITY AND CAPITAL RESOURCES

Cash used by operations during 1994 totaled $88.8 million compared to $26.7 million in 1993. Net cash used by operations was adversely affected by increased levels of trade receivables and inventories. These increases are primarily the result of the Company's growth, and with respect to inventories, due to higher inventory positions than anticipated resulting from sales growing at a slower rate than the Company had expected. The increase in inventory was also caused by misforecasting specific customer demand at the unit product level. A majority of this inventory consists of classic Timberland [Registered] models in oversupply that the Company expects will be sold in the normal course of business. Inventory turns were 2.3 times in 1994 compared to 2.7 times in 1993. Days sales outstanding at December 31, 1994 were 64 days compared to 68 days at December 31, 1993. The improvement in the days sales outstanding primarily reflects an increase in retail sales as a percentage of total sales. Wholesale days sales were comparable at the end of 1994 and 1993.

     Net cash used in investing activities in 1994 was $45.8 million, of which $31.5 million represented additions to property, plant and equipment. Capital expenditures amounted to $21.6 million in 1993. A significant portion of these expenditures in 1994 and 1993 were for manufacturing machinery and equipment to be used in cost reduction efforts, retail store additions, and information systems inprovements. The Company is currently in the process of evaluating its production facilities and sourcing alternatives in order to deliver premium-quality products more efficiently and at lower costs.

     In April 1994, the Company terminated its distributorship agreement in Italy and acquired certain assets of the distributor for a total purchase price of $14.1 million. The purchase price exceeded the fair market value of tangible assets acquired by $9.0 million. Operating income was adversely affected by this transaction due primarily to start-up costs.

        During 1994, cash was provided from financing activities.  In April and December 1994, the Company completed private placements of senior unsecured notes of $65 million and $106 million, respectively. The proceeds from these private placements were principally used to repay existing indebtedness. The Company also entered into a new credit agreement in May 1994 which provided for revolving credit loans of up to $125 million based on a borrowing base formula. The committed amount available under the facility was reduced to $91.6 million due to the December 1994 private placement. The Company amended its credit agreement in March 1995 to increase the commitment
to $125 million.   As a result of the increase in overall borrowing, the
Company's debt to capital ratio rose to 61% at December 31, 1994 compared to 44% at December 31, 1993.

     Management believes that the Company's capital needs for 1995 will be met through its credit facilities and cash flow from operations without the need for additional permanent financing.

        In January 1995, the Company appointed Inchcape plc as the exclusive distributor of Timberland [Registered] products throughout most of the Asia/Pacific region. The agreement included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries and future consideration provided to Inchcape for a total sum of $24 million. The transaction resulted in a non-recurring pretax gain of approximately $7.4 million, or $.40 per share, in the first quarter of 1995.


                                   fifteen

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

                                                                1994                                    1993
                                                         High            Low                     High           Low
---------------------------------------------------------------------------------------------------------------------
First Quarter                                          $60 1/4         $32 3/8                 $34 1/2        $19 1/8
Second Quarter                                          43 1/4          33 7/8                  38 1/4         29 5/8
Third Quarter                                           46 7/8          35 7/8                  61 1/4         29 1/8
Fourth Quarter                                              36          20 1/4                      85         47 3/8
---------------------------------------------------------------------------------------------------------------------


        As of March 3, 1995, the number of record holders of the Company's Class A Common Stock was approximately 909 and the number of record holders of the Company's Class B Common Stock was eight. The closing sales price of the Company's Class A Common Stock on March 3, 1995 was 24 5/8.
        No cash dividends have ever been declared on either the Company's Class A or Class B Common Stock and none are contemplated in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements. (See notes to the consolidated financial statements.)

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE TIMBERLAND COMPANY:

        We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1994 and 1993 and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements.   An audit
also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1994 and 1993, and the results of its operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 9, 1995



                                    sixteen

                            THE TIMBERLAND COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1994 AND 1993
(Dollars in Thousands)

ASSETS                                                                                              1994                     1993
------------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash and equivalents                                                                          $  6,381                 $  3,281
    Accounts receivable, net of allowance for doubtful accounts
         of $2,704 in 1994 and $1,014 in 1993                                                      128,435                   93,226
    Inventories                                                                                    218,219                  111,380
    Prepaid expenses                                                                                13,504                    7,571
    Deferred and refundable income taxes                                                             7,112                    5,625
------------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                      373,651                  221,083
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost                                                             110,650                   79,145
    Less - accumulated depreciation and amortization                                               (42,417)                 (33,530)
------------------------------------------------------------------------------------------------------------------------------------
         Net property, plant and equipment                                                          68,233                   45,615
Excess of cost over fair value of net assets acquired, net                                          25,956                   18,157
Other assets,  net                                                                                   5,424                    5,756
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $473,264                 $290,611
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
     Notes payable                                                                                $ 22,513                 $ 10,061
     Current maturities of long-term obligations                                                     8,048                      682
     Accounts payable                                                                               37,035                   32,526
     Accrued expenses
          Payroll and related                                                                        6,038                    8,873
          Interest and other                                                                        24,459                    9,609
          Income taxes payable                                                                       9,029                    3,672
------------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                107,122                   65,423
------------------------------------------------------------------------------------------------------------------------------------
Long-term obligations, less current maturities                                                     206,767                   90,809
------------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                               10,285                    6,016
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity
     Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued
     Class A Common Stock, $.01 par value (1 vote per share); 30,000,000 shares authorized;             -                        -
          8,221,615 shares issued in 1994 and 7,630,556 shares in 1993                                  82                       76
     Class B Common Stock, $.01 par value (10 votes per share); 15,000,000 shares authorized;
          2,737,121 shares issued in 1994 and 3,237,598 shares in 1993                                  27                       32
     Additional paid-in capital                                                                     57,756                   55,805
     Retained earnings                                                                              91,816                   74,106
     Cumulative translation adjustment                                                                (471)                  (1,536)
     Less treasury stock at cost, 18,369 shares in 1994 and 18,513 in 1993                            (120)                    (120)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   149,090                  128,363
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $473,264                 $290,611
------------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

                                   seventeen

                            THE TIMBERLAND COMPANY


CONSOLIDATED STATEMENTS OF INCOME
For the years Ended December 31, 1994, 1993 and 1992
(Amounts in Thousands Except Per Share Data)

                                            1994            1993           1992
-------------------------------------------------------------------------------
Net sales                               $637,545        $418,918       $291,368
Cost of goods sold                       428,702         266,211        183,510
-------------------------------------------------------------------------------
        Gross profit                     208,843         152,707        107,858
-------------------------------------------------------------------------------
Operating expenses
   Selling                               124,386          82,585         57,145
   General and administrative             40,213          28,956         24,194
   Amortization of goodwill                1,180             774            677
-------------------------------------------------------------------------------
        Total operating expenses         165,779         112,315         82,016
-------------------------------------------------------------------------------
Operating income                          43,064          40,392         25,842
-------------------------------------------------------------------------------
Other expense (income)
   Interest expense                       15,052           6,252          5,528
   Other, net                               (100)             17          1,315
-------------------------------------------------------------------------------
        Total other expense               14,952           6,269          6,843
-------------------------------------------------------------------------------
        Income before income taxes        28,112          34,123         18,999
Provision for income taxes                10,402          11,602          6,080
-------------------------------------------------------------------------------
        Net income                      $ 17,710        $ 22,521       $ 12,919
-------------------------------------------------------------------------------
Earnings per share                      $   1.58        $   2.01       $   1.18
-------------------------------------------------------------------------------
Weighted average shares outstanding
  and share equivalents                   11,209          11,206         10,922
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.


                                   eighteen

                            THE TIMBERLAND COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
(Dollars in Thousands)

                                              Class A   Class B    Additional                 Cumulative                Consolidated
                                               Common    Common       Paid-in    Retained    Translation    Treasury   Stockholders'
                                                Stock     Stock       Capital    Earnings     Adjustment       Stock          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                          $75       $32       $53,293     $38,666         $1,346       $   -       $ 93,412
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions                    -         -           465           -              -           -            465
Net income                                          -         -             -      12,919              -           -         12,919
Translation adjustment                              -         -             -           -         (2,196)          -         (2,196)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                         75        32        53,758      51,585           (850)          -        104,600
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions                    1         -           980           -              -        (120)           861
Tax benefit from stock option plans                 -         -         1,067           -              -           -          1,067
Net income                                          -         -             -      22,521              -           -         22,521
Translation adjustment                              -         -             -           -           (686)          -           (686)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                         76        32        55,805      74,106         (1,536)       (120)       128,363
Issuance of shares under employee
    stock option and stock purchse
    plans and other transactions                    6        (5)        1,566           -              -           -          1,567
Tax benefit from stock option plans                 -         -           385           -              -           -            385
Net income                                          -         -             -      17,710              -           -         17,710
Translation adjustment                              -         -             -           -          1,065           -          1,065
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        $82       $27       $57,756     $91,816         $ (471)      $(120)      $149,090
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                                             nineteen

                            THE TIMBERLAND COMPANY


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1994, 1993 and 1992
(Dollars in Thousands)

                                                                                   1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                                  $17,710         $22,521         $12,919
    Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
        Deferred income taxes                                                     4,269           1,475             119
        Depreciation and amortization                                            15,348          10,279           7,959
        Increase (decrease) in cash from changes in working capital items, net of effects of acquisition
            Accounts receivable                                                 (36,614)        (39,484)         (6,210)
            Inventories                                                        (101,009)        (41,560)        (13,892)
            Prepaid expenses                                                     (4,995)         (3,170)            202
            Accounts payable                                                      4,270          18,497           1,841
            Accrued expenses                                                      8,762           5,084           3,712
            Income taxes                                                          3,495            (320)         (6,642)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided (used) by operating activities                (88,764)        (26,678)              8
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Additions to property, plant and equipment, net                             (31,452)        (21,645)        (11,774)
    Acquisition of Italian distributor                                          (14,086)              -               -
    Other, net                                                                     (269)         (2,234)          1,616
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                           (45,807)        (23,879)        (10,158)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net borrowings under short-term credit facilities                            12,462           3,257           6,352
    Proceeds from long-term obligations                                         173,990          50,000               -
    Payments on long-term debt and capital lease obligations                    (50,682)         (2,643)         (2,711)
    Issuance of common stock                                                      1,567             981             465
    Tax benefit from stock option plans                                             385           1,067               -
    Purchase of treasury stock                                                        -            (120)              -
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                       137,722          52,542           4,106
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             (51)             76            (245)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                   3,100           2,061          (6,289)
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at beginning of year                                         3,281           1,220           7,509
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                            $  6,381         $ 3,281         $ 1,220
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
    Interest paid                                                              $ 13,688         $ 6,020         $ 5,699
    Income taxes paid                                                             2,648           9,346          12,356
------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.


                                                              twenty

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
      The consolidated financial statements include the accounts of The Timberland Company and its subsidiaries (the "Company"). All intercompany transactions have been eliminated in consolidation.

RECOGNITION OF REVENUE
      Revenue is recognized upon shipment of product to customers.

RECLASSIFICATIONS
      Certain 1993 and 1992 amounts have been relcassified to conform with the current year presentation.

TRANSLATION OF FOREIGN CURRENCIES
      The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and income statement accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity, and transaction gains and losses are reflected in income.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
      The Company is exposed to foreign exchange risk when the Company sells goods in local currencies through its foreign subsidiaries. Since the Company's sourcing and production costs are primarily dollar based, the Company's profit margin on these sales is exposed to exchange rate fluctuations. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rate.
      The following table illustrates the U.S. dollar equivalent, including offsetting positions, of foreign exchange contracts at December 31, 1994 along with maturity dates, net unrealized loss, and net unrealized loss deferred.


                                 Contract                 Unrealized    Unrealized          Net    Net Unrealized
                                   Amount    Maturity          Gross         Gross   Unrealized            (Loss)
                       ($U.S. Equivalent)        Date           Gain         (Loss)      (Loss)          Deferred
-----------------------------------------------------------------------------------------------------------------
Pound Sterling                    $15,463        1995          $  68         $(261)      $(193)             $(201)
Deutsche Marks                     18,141        1995            110          (379)       (269)              (130)
Frech Francs                       15,948        1995             81          (310)       (229)              (198)
Italian Lire                       12,126        1995             57          (198)       (141)              (121)
Australian $                        8,810        1995              -           (31)        (31)                 -
Spanish Peseta                      8,010        1995              -          (103)       (103)              (103)
New Zealand $                       1,596        1995              -            (5)         (5)                 -
------------------------------------------------------------------------------------------------------------------
                                  $80,094                       $316       $(1,287)      $(971)              $(753)
==================================================================================================================


      The unrealized net gain (loss) deferred on such contracts as of December 31, 1993 and 1992 was approximately $(178) and $495, respectively. Unrealized gains or losses are determined based on the difference between the settlement and year end spot rates.
      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. The Company had an allowance for uncollectible accounts receivable of $2,704 and $1,014 at December 31, 1994 and 1993, respectively.

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

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
      The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $5,818 and $4,639 at December 31, 1994 and 1993, respectively.

INCOME TAXES
      In 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. In addition, future tax benefits, such as net operating loss carryforwards, are recognized to the extent realization of such benefits is more likely than not. The implementation of SFAS No. 109 did not have a material impact on the 1993 financial statements.

EARNINGS PER SHARE
      Earnings per share are calculated by dividing net income for each period by the weighted average number of common shares outstanding and equivalents during each period. Fully diluted earnings per share are not materially different from primary earnings per share.



                                  twenty-one

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

2.  ACQUISITION OF ITALIAN DISTRIBUTOR

      In April 1994, the Company entered into a Distributorship Termination Agreement (the "Agreement") with its Italian distributor, which terminated all distribution rights of the distributor on May 31, 1994. In accordance with the Agreement, the Company also acquired certain assets of the distributor. Effective on the acquisition date, Timberland assumed the distribution of its own products in Italy.
      This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's Italian business have been included in the consolidated statement of income from the acquisition date. The results of the Italian operations are not significant to the consolidated results of operations, and accordingly, pro forma data have been omitted. The total purchase price of $14.1 million exceeds the fair value of net assets acquired, consisting primarily of inventory, by $9.0 million. This excess is being amortized on a straight line basis over 10 years.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair values of the Company's financial instruments are as follows:

                                                                                           December 31,
                                                                            1994                                  1993
------------------------------------------------------------------------------------------------------------------------------------
                                                               Carrying                                Carrying
                                                            or Contract                 Fair        or Contract                Fair
                                                                 Amount                Value             Amount               Value
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents (1)                                       $  6,381             $  6,381           $  3,281              $ 3,281
Notes payable (1)                                                22,513               22,513             10,061               10,061
Long-term obligations (2)                                       214,815              210,543             91,491               95,724
Foreign currency contracts (3)                                   80,094               81,065             30,801               30,783
------------------------------------------------------------------------------------------------------------------------------------

(1) The carrying amounts of cash and equivalents and notes payable approximate their fair values.
(2) The fair value of the Company's long-term obligations are estimated based on current rates available to the Company as of
        December 31, 1994 and 1993, for debt of the same remaining maturities.
(3) The fair value of foreign currency contracts are estimated by obtaining the appropriate forward market rates as of
        December 31, 1994 and 1993, respectively.

4.  INVENTORIES

Inventories consist of the following:

                                                                                                         December 31,
                                                                                          1994                                1993
------------------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                           $ 19,806                            $ 11,108
Work-in-process                                                                           13,137                              13,060
Finished goods                                                                           185,276                              87,212
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $218,219                            $111,380
------------------------------------------------------------------------------------------------------------------------------------

5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                                                                         December 31,
                                                                                          1994                                1993
------------------------------------------------------------------------------------------------------------------------------------
Land and improvements                                                                   $    649                             $   649
Building and improvements                                                                 29,739                              17,500
Machinery and equipment                                                                   65,252                              49,337
Lasts, patterns and dies                                                                  15,010                              11,659
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $110,650                             $79,145
------------------------------------------------------------------------------------------------------------------------------------

6.  INCOME TAXES

The components of the provision for income taxes are as follows:

                                                                     Year Ended December 31,
                                         1994                                1993                                 1992
------------------------------------------------------------------------------------------------------------------------------------
                                Current         Deferred            Current          Deferred            Current           Deferred
------------------------------------------------------------------------------------------------------------------------------------
Federal                         $5,713           $1,548             $6,687            $  935             $6,356            $(2,887)
State                            1,984              713              2,131             1,233              2,514               (193)
Puerto Rico                        289              122                416               171                454                281
Foreign                             33                -                 29                 -               (445)                 -
------------------------------------------------------------------------------------------------------------------------------------
                                $8,019           $2,383             $9,263            $2,339             $8,879            $(2,799)
------------------------------------------------------------------------------------------------------------------------------------


The deferred tax provision consists of the following:

                                                                                           Year Ended December 31,
                                                                          1994                       1993                     1992
------------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in reserves
    not currently deductible                                            $(1,111)                    $  719                 $(2,709)
Tax depreciation over (under) book
    depreciation and amortization                                         2,624                        177                    (239)
Puerto Rico tollgate taxes                                                  122                        172                     281
Undistributed foreign earnings                                              849                      1,355                     (47)
Other, net                                                                 (101)                       (84)                    (85)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 2,383                     $2,339                 $(2,799)
------------------------------------------------------------------------------------------------------------------------------------


                                  twenty-two

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 due to the following:

                                                         Year Ended December 31,
                                           1994                       1993                       1992
--------------------------------------------------------------------------------------------------------------
Federal income tax at
     statutory rate                    $ 9,839   35.0%           $11,943    35.0%             $6,460     34.0%
Federal tax exempt operations
     in  Puerto Rico                    (1,834)  (6.5)            (2,562)   (7.5)             (2,985)   (15.7)
State taxes, net of applicable
     federal benefit                     1,753    6.2              2,187     6.4                 552      2.9
Purchase accounting
     adjustments                           271    1.0                271      .8                 230      1.2
Losses of foreign subsidiaries             450    1.6                335     1.0               2,395     12.6
Foreign sales corporation                 (335)  (1.2)              (574)   (1.7)               (508)    (2.7)
Other, net                                 258     .9                  2       -                 (64)     (.3)
--------------------------------------------------------------------------------------------------------------
Total provision for
     income taxes                      $10,402   37.0%           $11,602    34.0%             $6,080     32.0%
--------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1994 and 1993, cconsist of the following:


                                                          1994                         1993
                                                   Assets      Liabilities      Assets      Liabilities
--------------------------------------------------------------------------------------------------------------
Current
   Inventories                                     $1,479       $     -          $1,554      $   -
   Receivable allowances                            2,216             -           1,229          -
   Intercompany profit elimination                  2,355             -           1,681          -
   Other                                            1,062             -             762          -
--------------------------------------------------------------------------------------------------------------
                                                    7,112             -           5,226          -
--------------------------------------------------------------------------------------------------------------
Non-current
   Accelerated depreciation
       and amortization                                 -        (3,570)              -       (946)
   Puerto Rico tollgate taxes                           -        (1,351)              -     (1,229)
   Undistributed foreign earnings                       -        (5,364)              -     (3,841)
   Net operating loss carry-forwards                2,718              -          2,499          -
   Less valuation allowance                        (2,718)             -         (2,499)         -
--------------------------------------------------------------------------------------------------------------
                                                        -        (10,285)             -     (6,016)
--------------------------------------------------------------------------------------------------------------
                                                   $7,112       $(10,285)             -    $(6,016)
==============================================================================================================


     The valuation allowance at December 31, 1994 of $2,718 includes $538 which arose during the current year. The valuation allowance relates to foreign net operating loss carryforwards that may not be realized.

     Deferred and refundable income taxes includes no refundable income taxes at December 31, 1994 and $399 at December 31, 1993.

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

        Losses before income taxes from foreign operations were $(1,285), $(835) and $(5,563) for the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, the Company had $7,766 of foreign operating loss carryforwards available to offset future foreign taxable income. Of these operating loss carryforwards, $1,591 will expire in 1996, $2,020 will expire in 1997 and $234 will expire in 1998.

        On August 10, 1993, the United States House and Senate Budget Conference Committee enacted the Omnibus Budget Reconciliation Act of 1993 (the "Act"). As required under Financial Accounting Standard No. 109, the Company recorded the effect of the Act on its deferred and currently payable tax liabilities as of December 31, 1993. The effect of adopting the Act on the Company's financial statements was not material either as to the cumulative effect upon adoption or as to the full year 1993.

7.  NOTES PAYABLE

On May 4, 1994, the Company entered into a new unsecured committed revolving credit agreement (the "Agreement") with a group of banks through May 30, 1996, that currently provides for revolving credit loans of up to $91,600, subject to a borrowing base formula. At December 31, 1994, the amount available under this formula was approximately $49,200, of which $5,000 was outstanding at year end. Under the terms of the Agreement, the Company may borrow at interest rates which are based upon the lender's cost of funds (6.25% at December 31, 1994). The Agreement was amended in March
1995 to increase the commitment to $125,000 and to extend the term through February 1997.

     The Agreement provides for a facility fee of 3/8% per annum on the daily average aggregate amount of the commitment and places limitations on the payment of dividends (based on a long-term debt to consolidated net worth covenant) and the incurrence of additional debt, and also contains certain other financial and operational covenants.

                                 twenty-three

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

        In addition to the above Agreement, the Company has the ability to borrow a maximum of $18,000 for its European subsidiaries under uncommitted lines of credit, which provide for interest based upon the lender's cost of funds (5.38% to 8.63% at December 31, 1994). No amounts were outstanding at December 31, 1994.
        Additionally, the Company had uncommitted lines of credit available from certain banks totaling $20,000 at December 31, 1994, of which $17,500 was outstanding at year end. Borrowings under these lines are at prevailing money market rates (6.39% at December 31, 1994). These arrangements may be terminated at any time at the option of the banks or the Company.
        The balance outstanding under all short-term borrowing arrangements was $22,513 and $10,061 at December 31, 1994 and December 31, 1993, respectively.
        The maximum short-term borrowings at any month-end were $119,200, $52,679 and $33,874 during 1994, 1993 and 1992, respectively. Average borrowings under all short-term credit arrangements were $65,790 in 1994, $37,596 in 1993 and $16,997 in 1992. The weighted average interest rates were 5.38%, 4.16% and 5.88% in 1994, 1993 and 1992, respectively.


8.  LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                          December 31,
                                                    1994                1993
----------------------------------------------------------------------------
Senior Notes - December 1994                    $106,000             $     -
Senior Notes - April 1994                         65,000                   -
Credit agreement - November 1993                       -              50,000
Senior Notes - December 1989                      35,000              35,000
Industrial revenue bonds                           5,345               5,345
Other                                              2,990                   -
Capitalized lease obligations (Note 9)               480               1,146
----------------------------------------------------------------------------
                                                 214,815              91,491
Less - current maturities                         (8,048)               (682)
----------------------------------------------------------------------------
                                                $206,767             $90,809
----------------------------------------------------------------------------

        On December 15, 1994, the Company finalized a private placement with a group of lenders for $106,000 of senior unsecured notes (the "December Notes"). The December Notes bear interest at a fixed rate of 8.94% per annum and mature on December 15, 2001. The proceeds were used principally to repay existing indebtedness.
        On April 15, 1994, the Company finalized a private placement with a group of lenders for $65,000 of senior unsecured notes (the "April Notes") maturing on April 15, 2000. The April Notes bear interest at a fixed rate of 7.16% per annum. The proceeds were used to repay existing short-term debt and for general corporate purposes.
        Both the December Notes and the April Notes place limitations on the payment of dividends and the incurrence of additional debt, and also require maintenance of certain operational and financial covenants.
        Also on December 15, 1994, the Company terminated a $50,000 credit agreement provided by a group of banks which would have had an expiration date of May 15, 1999. A portion of the proceeds raised by the December Notes were used to repay this facility in full. The Company currently has no further obligations under this agreement.
        The unsecured senior notes issued in the amount of $35,000 bear interest at a rate of 9.70% and mature on December 1, 1999. Commencing December 1, 1995, annual redemption payments of $7,000 are required until maturity. The note agreement places limitations on the payment of cash dividends and contains other financial and operational covenants.
        Effective December 1, 1994, the industrial revenue bonds bear interest at 6.20% through November 30, 1999, at which time the rate will be reset for another five-year period. The bonds mature in 2014. According to the terms of the agreement, at every five-year anniversary date, beginning in 1989 and continuing through to the maturity date, the Company is required to repurchase any bonds tendered by the bondholders at face value. The most recent anniversary date occurred in November 1994 prior to the 1994 rate reset.
The bonds are collateralized by a mortgage on the real estate and specified equipment at the Company's Hampton, NH distribution center and contain financial and operational covenants and limitations similar to the credit agreement described in Note 7. Additionally, the Company has obtained an irrevocable standby letter of credit which secures the outstanding principal of the bonds through 1999.
        The Company's long-term obligations at December 31, 1994, excluding capitalized lease obligations, are scheduled to become due as follows:


-----------------------------------------------------------------------------
1995                                                                 $  7,568
1996                                                                    7,620
1997                                                                    7,659
1998                                                                    7,699
1999                                                                    7,428
Thereafter                                                            176,361
-----------------------------------------------------------------------------
                                                                     $214,335
-----------------------------------------------------------------------------


                                 twenty-four

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

9.  LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms and equipment under noncancellable operating and capital leases expiring at various dates through 2015. The approximate minimum rental commitments under all noncancellable leases as of December 31, 1994, are as follows:

                                                Capital              Operating
------------------------------------------------------------------------------
1995                                               $499                $11,253
1996                                                  -                 10,558
1997                                                  -                  9,816
1998                                                  -                  8,967
1999                                                  -                  6,568
Thereafter                                            -                 26,274
------------------------------------------------------------------------------
Total minimum lease payments                        499                $73,436
Less - amount representing interest                 (19)               -------
--------------------------------------------------------
Present value of net minimum lease payments         480
Less - current maturities                          (480)
--------------------------------------------------------
                                                   $  -
--------------------------------------------------------


        In 1994, the Company entered into an operating lease for its corporate headquarters facility. The lease expires in July 1999 and has a fixed annual rental rate of $700.
        Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease.
        Property and accumulated depreciation on equipment held under capital leases were $3,421 and $2,718, respectively, at December 31, 1994 and $5,156 and $3,423, respectively, at December 31, 1993.
        Rental expense for all operating leases was $9,726, $7,490 and $6,635 for the years ended December 31, 1994, 1993 and 1992, respectively.

10.    INDUSTRY SEGMENT AND GEOGRAPHICAL AREA INFORMATION

        The Company operates in a single industry segment which includes the designing, manufacturing and marketing of footwear, apparel and accessories. The following summarizes the Company's operations in different geographical areas for the years ended December 31, 1994, 1993 and 1992, respectively.

                                                                                                  Adjustments
                                        United                                  Other                 and
1994                                    States               Europe            Foreign            Eliminations          Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated
     customers                        $504,630             $123,304             $ 9,611               $       -             $637,545
Transfers between
     geographical areas                 78,195                    -              34,530                (112,725)                   -
------------------------------------------------------------------------------------------------------------------------------------
                                      $582,825             $123,304             $44,141               $(112,725)            $637,545
------------------------------------------------------------------------------------------------------------------------------------
Operating income                      $ 41,231             $  3,008             $ 1,615               $  (2,790)            $ 43,064
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets at
     December 31, 1994                $468,637             $132,199             $22,140               $(149,712)            $473,264
------------------------------------------------------------------------------------------------------------------------------------
1993
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated
     customers                        $340,811             $ 71,927             $ 6,180               $       -             $418,918
Transfers between
     geographical areas                 42,388                    -              20,872                 (63,260)                  -
------------------------------------------------------------------------------------------------------------------------------------
Operating income                      $383,199             $ 71,927             $27,052               $ (63,260)            $418,918
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets at                $ 35,282             $    709             $ 1,953               $   2,448             $ 40,392
------------------------------------------------------------------------------------------------------------------------------------
     December 31, 1993                $301,949             $ 53,888             $15,336               $ (80,562)            $290,611
------------------------------------------------------------------------------------------------------------------------------------
1992
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated
     customers                        $232,748             $ 54,891             $ 3,729               $       -             $291,368
Transfers between
     geographical areas               $ 27,441                    -              11,735                 (39,176)                   -
------------------------------------------------------------------------------------------------------------------------------------
                                      $260,189             $ 54,891             $15,464               $ (39,176)            $291,368
------------------------------------------------------------------------------------------------------------------------------------
Operating income
     (loss)                           $ 31,465             $ (4,055)            $  (788)              $    (780)            $ 25,842
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets at
     December 31, 1992                $199,618             $ 37,612             $ 9,911               $ (53,024)            $194,117
------------------------------------------------------------------------------------------------------------------------------------



                                  twenty-five

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

     Export sales from the United States to unaffiliated customers, principally to European distributors, amounted to 6%, 10% and 17% of consolidated net sales for the years ended December 31, 1994, 1993 and 1992, respectively.

11. STOCKHOLDERS' EQUITY

     The Company's Class A and Class B Common Stock are identical in all respects except that shares of Class A Common Stock carry one vote per share while the shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company and vote together with the holders of Class B Common Stock for the remaining directors. During 1994, 500,477 shares of Class B Common Stock was converted to Class A Common Stock.

12. STOCK AND EMPLOYEE BENEFIT PLANS

     Under its 1987 Stock Option Plan (the "1987 Plan"), as amended in
May 1993, the Company has reserved 1,600,000 shares of Class A Common Stock for the granting of stock options to its employees. Pursuant to the terms of the 1987 Plan, grants may be made by the Board of Directors from time to time, but no grant shall be made ten years after the adoption of the 1987 Plan. The option price per share shall not be less than the fair market value of stock at the time such option is granted in the case of options intended to qualify as "incentive" stock options under the Internal Revenue Code of 1986, as amended, and shall not be less than 50% of such fair market value in the case of "non-qualified" stock options for employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.
To date, all options have been granted at fair market value. Options which have been granted to date under the 1987 Plan become exercisable in equal installments over four years beginning one year after the grant date. In addition to the 1987 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.

     Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991
Plan), the Company has reserved 100,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, option grants are awarded on a predetermined basis, and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan shall be the fair market value of the stock on the date of grant, and the options become exercisable in equal installments over four years beginning one year after the grant date.

     Options for 292,344 and 182,480 shares were exercisable under all option arrangements at December 31, 1994 and 1993 respectively. Under the existing Plans there were 253,112 and 818,616 shares available for future grants at December 31, 1994 and 1993 respectively.

     The following summarizes transactions under all stock option arrangements for the years ended December 31, 1994, 1993 and 1992:

                                                      Number             Per Share
                                                   of Shares          Option Price
----------------------------------------------------------------------------------
January 1, 1992                                    391,435          $ 6.38 - 12.00
     Granted                                       185,680           13.38 - 18.88
     Exercised                                     (45,196)           6.38 -  9.25
     Cancelled                                     (89,386)           6.38 - 15.25
----------------------------------------------------------------------------------
December 31, 1992                                  442,533            6.38 - 18.88
     Granted                                       434,655           26.00 - 83.25
     Exercised                                     (56,113)           6.38 - 15.25
     Cancelled                                     (66,389)           6.38 - 56.00
----------------------------------------------------------------------------------
December 31, 1993                                  754,686            6.38 - 83.25
     Granted                                       693,125           21.38 - 46.63
     Exercised                                     (59,551)           6.38 - 32.00
     Cancelled                                    (127,621)           6.38 - 83.25
----------------------------------------------------------------------------------
December 31, 1994                                1,260,639          $ 6.38 - 83.25
==================================================================================

Pursuant to the terms of its 1991 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to an aggregate of 100,000 shares of its common stock to eligible employees electing to participate in the Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 31,016 shares in 1994, 24,340 shares in 1993 and 17,592 shares in 1992 at prices ranging from $7.76 to $34.43. At December 31, 1994, 18,498 shares were available for future purchases.


                                  twenty-six

                            THE TIMBERLAND COMPANY

Notes to Consolidated Financial Statements

(Dollars in Thousands Except Per Share Data)

      The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 21 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 10% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 2% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company's contribution expense was $334 in 1994, $252 in 1993 and $207 in 1992.

      The Company maintains a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) Plan who are at least 21 years of age with one or more years of service. Contributions are at the discretion of the Company and fully vest to the employee upon completing three years of service. The Company's contribution expense was $ 360 in 1994, $320 in 1993 and $260 in 1992.

13. LITIGATION

      The Company is involved in litigation and various legal matters, including U.S. Customs claims, which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material effect on the Company's consolidated financial statements.
      On June 21, 1994, the plaintiff in the stockholder lawsuit filed on February 15, 1994 against the Company and one of its officers agreed voluntarily to withdraw the action, and the case was dismissed.
      The Company and two if its officers and directors have been named as defendants in two actions filed in the United States District Court for the District of New Hamphsire. The suits, which are each brought by purchasers of the Company's Class A Common Stock, allege that the defendants violated the federal securities laws by making material misstatements and omissions in the Company's public filings and statements in 1994. Specifically, the complaints allege that such statements and omissions had the effect of artificially inflating the market price for the Company's Class A Common Stock until the disclosure by the Company on December 9, 1994, of its expectation that results for the fourth quarter were not likely to meet analysts' anticipated levels. The suits seek class action status, with one complaint including all purchasers of the Company's Class A Common Stock between October 25,1994 and December 9, 1994, and the other complaint including such purchasers between February 15, 1994 and December 9, 1994. Damages are unspecified. The plaintiffs in both suits have filed a motion, assented to by the defendants, to consolidate the two suits. The motion is pending before the District Court.
     While each action is in its preliminary stages, based on an initial review, and after consultation with counsel, management believes the allegations are without merit. Accordingly, management does not expect the outcome of such litigation to have a material adverse effect on the consolidated financial statements. The Company intends to defend these proceedings vigorously.

14. SUBSEQUENT EVENT

        On January 26, 1995, the Company appointed Inchcape plc ("Inchcape") as the exclusive distributor of Timberland [Registered] products throughout most of the Asia/Pacific region. The agreement included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries for the total sum of $24 million, which resulted in a non-recurring pretax gain of approximately $7.4 million, in the first quarter of 1995. In 1994, net sales of the Company's Australian and New Zealand subsidiaries combined accounted for less than 2% of total consolidated net sales.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a tabulation of the quarterly results of operations for the years ended December 31, 1994 and 1993, respectively:

                                                                Quarter Ended
1994                                            April 1         July 1   September 30      December 31
------------------------------------------------------------------------------------------------------
Net sales                                      $108,093       $126,944       $222,148         $180,360
Gross profit                                     32,491         40,149         76,480           59,723
Net income (Loss)                                (1,619)           145         16,329            2,855
Earnings per share                                 (.14)           .01           1.45              .26
======================================================================================================
1993                                            April 2         July 2      October 1       December 31
------------------------------------------------------------------------------------------------------
Net sales                                      $ 70,606       $ 84,849       $140,261         $123,202
Gross profit                                     27,467         30,586         49,846           44,808
Net income                                        2,332          1,912         11,241            7,036
Earnings per share                                  .21            .17           1.01              .62
======================================================================================================

                                                           twenty-seven