Form 10-K, Exhibit 13
period 1995-12-31
TIMBERLAND CO
filed 1996-03-28
CIK 814361

FINANCIAL REVIEW                                                     EXHIBIT 13

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
SELECTED INCOME STATEMENT DATA
(Dollars in Thousands Except Per Share Data)

Years Ended December 31,         1995         1994        1993        1992        1991
Revenues                      $ 655,138    $ 638,097   $ 420,062   $ 292,571      $ 227,094
Net income (loss)               (11,635)      17,710      22,521      12,919          8,085
Earnings (loss) per share         (1.04)        1.58        2.01        1.18            .75

SELECTED BALANCE SHEET DATA
(Dollars in Thousands)

December 31,                     1995         1994        1993        1992           1991
Cash and equivalents          $  38,389    $   6,381   $   3,281   $   1,220      $   7,509
Working capital                 268,115      266,529     155,660      94,427         87,610
Total assets                    421,408      473,264     290,611     194,117         77,470
Notes payable                      --         22,513      10,061       6,851            759
Long-term debt                  199,454      206,767      90,809      41,533         44,199
Stockholders' equity            142,221      149,090     128,363     104,600         93,412


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with the Year in Review and the consolidated financial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands Except Per Share Data)

Years Ended December 31,                   1995      %         1994        %      1993         %
Revenues                                $655,138  100.0%     $638,097   100.0%  $420,062     100.0%
Gross profit                             203,397   31.0       209,395    32.8    153,851      36.6
Total operating expenses                 210,330   32.1       165,779    26.0    112,315      26.7
Operating income (loss)(1)                (6,933)  (1.1)       43,616     6.8     41,536       9.9
Interest expense                           22,861   3.5        15,052     2.4      6,252       1.5
Net income (loss)                         (11,635) (1.8)       17,710     2.8     22,521       5.4
Earnings (loss) per share                  $(1.04)              $1.58              $2.01
Weighted average shares outstanding        11,171              11,209             11,206


(1) Includes a $16.0 million pre-tax restructuring charge in 1995 which reduced earnings and earnings per share by $9.9 million and $.89, respectively, and a $12.1 million non-recurring pre-tax gain in 1995 which increased earnings and earnings per share by $7.5 million and $.67, respectively.

Revenues increased 2.7% to $655.1 million in 1995 from $638.1 million in 1994 and $420.1 million in 1993. The increase in 1995 was due to unit volume growth in apparel and accessories offset by a decrease in unit volume in footwear (shoes, boots and sandals). The increase in 1994 compared to 1993 was the result of unit volume growth in both footwear and apparel and accessories. Average selling prices of footwear, apparel and accessories declined in 1995 and 1994 when compared to the preceding year. Footwear revenues were $483.1 million in 1995, $513.5 million in 1994 and $349.5 million in 1993. This represents a decrease of 5.9% in 1995 and an increase of 46.9% in 1994 from the prior year. Revenues attributable to apparel and accessories were $162.3 million in 1995, $124.0 million in 1994 and $69.4 million in 1993. This represents increases of 30.9% and 78.5% in 1995 and 1994 from the prior year, respectively. Domestic revenues amounted to $459.8 million in 1995, $469.3 million in 1994 and $297.6 million in 1993 or 70.2%, 73.5% and 70.8% of total revenues for each of the three years. Revenues for 1995, 1994 and 1993 include licensing fees and royalties of $9.7 million, $.6 million and $1.1 million, respectively. The 1995 amount includes $7.8 million related to licensing fees.

The gross profit margin was 31.0% in 1995, 32.8% in 1994 and 36.6% in 1993. The decrease in the margin in 1995 was due to a change in product sales mix; although first quality inventory represented a substantial majority of total revenues, off-price sales comprised a greater percentage of total revenues in 1995 compared with 1994 and 1993. In addition, lower production levels in the Company's manufacturing facilities in 1995 had a negative effect on overhead cost absorption, which further depressed gross profit margins. The decrease in the margin from 1993 to 1994 was primarily attributable to price reductions instituted in late 1993 and early 1994 on certain core footwear, to gain market share.

During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, and reduced its manufacturing operations in the Dominican Republic and downsized its corporate office workforce due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16.0 million and the elimination of approximately 1,800 positions. The Company has two remaining manufacturing facilities: one in Puerto Rico and one in the Dominican Republic. All other product is sourced by the Company from third-party contract manufacturers.

Of the total charge for restructuring in 1995, $9.9 million relates to anticipated losses associated with the disposal of assets and is a non-cash item; $3.9 million relates to payments for contractual lease obligations and anticipated expenditures to close idle facilities; and $2.2 million relates to anticipated payments for severance and other employee liabilities.

The Company has substantially completed these restructuring actions with the exception of the sale of certain manufacturing equipment which is expected to occur in 1996. Cash expenditures related to the restructuring plan of $3.4 million have been incurred as of December 31, 1995. The Company has funded the cost of the restructuring plan from internal sources and available borrowing capacity. The restructuring plan began lowering operating costs in the third quarter of 1995 and is expected to continue reducing costs going forward. Based on recent manufacturing plant production levels, annual savings are expected to approximate $7 million. To the extent that actual production or sourcing levels change, actual savings could differ from the estimated savings. Savings from the restructuring will be used for general corporate and working capital purposes.

Operating expenses were $210.3 million or 32.1% of revenues in 1995, $165.8 million or 26.0% of revenues in 1994 and $112.3 million or 26.7% of revenues in 1993. Excluding the one-time pre-tax restructuring charge, operating expenses in 1995 increased $28.6 million to $194.3 million, or 29.7% of revenues in 1995. The increase in operating expenses in 1995 is principally a result of the Company's growing retail organization, the inclusion of the Company's Italian operations for a full year, and the larger core infrastructure which was designed to support higher revenue levels.

The dollar increase from 1993 to 1994 reflected the significant growth in revenues realized by the Company, its continued investment in infrastructure, growth in the Company's retail organization and the termination of the Company's distribution agreement in Italy and acquisition of certain assets of the distributor during the second quarter of 1994.

Operating income, which is pre-tax earnings before interest and other expenses, was $9.1 million in 1995 (excluding the $16.0 million restructuring charge), $43.6 million in 1994 and $41.5 million in 1993. As a percent of revenues, operating income declined in 1995 to 1.4% (before the restructuring charge), compared with 6.8% and 9.9% in 1994 and 1993, respectively.

Interest expense increased to $22.9 million in 1995 from $15.1 million in 1994 and $6.3 million in 1993. The increases primarily reflect higher debt levels attributable to business growth and to support higher than anticipated inventory levels. The increase in 1994 also reflects higher interest rates.

In January 1995, the Company appointed Inchcape plc as the exclusive distributor of Timberland [Registered Trademark] products throughout most of the Asia/Pacific region. The agreement also included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries for a total sum of $24 million. During the third quarter of 1995, the agreement was amended to include South Korea. The agreements resulted in a non-recurring pre-tax gain of approximately $12.1 million in 1995. The gain is included in other income in the Consolidated Statements of Operations.

The effective income tax rate was 38.0% in 1995, 37.0% in 1994 and 34.0% in 1993. For an analysis of the changes in the effective tax rate, see the Income Taxes note to the Company's consolidated financial statements.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

Liquidity and Capital Resources

Cash generated by operations amounted to $48.1 million in 1995 while operations absorbed $88.8 million and $26.7 million in 1994 and 1993, respectively. The significant improvement in operating cash flow in 1995 is primarily attributable to the reduction in inventory levels and improvement in accounts receivable days sales outstanding. Net cash used by operations in the prior two years was primarily the result of the Company's growth, and with respect to inventory, due to higher inventory positions than anticipated. The improvement in inventory levels experienced in 1995 was due to strengthening supply chain management which enhanced reliability and the Company's ability to react faster to marketplace change. Inventory turns were 1.9 times in 1995, compared with 2.3 times in 1994 and 2.7 times in 1993. Days sales outstanding at December 31, 1995 were 49 days, compared with 64 days at December 31, 1994 and 68 days at December 31, 1993. The improvement in days sales outstanding reflects an increase in retail sales as a percent of total revenues and also an improvement in and strengthening of credit and cash collection procedures and policies. Domestic wholesale days sales outstanding were 63 days, 74 days and 77 days at the end of 1995, 1994 and 1993, respectively.

Net cash provided by investing activities amounted to $11.7 million in 1995 due primarily to the $24 million of cash proceeds received from the agreement with Inchcape plc discussed above. Cash used in investing activities amounted to $45.8 million in 1994 and $23.9 million in 1993. Capital expenditures were $13.5 million in 1995, $31.5 million in 1994 and $21.6 million in 1993. A significant portion of these expenditures were for manufacturing machinery and equipment, retail store additions and information systems improvements. Cash used for investing activities in 1994 included $14.1 million to terminate the Company's distributorship agreement in Italy and to acquire certain assets of that distributor.

During 1995, cash used for financing activities amounted to $28.2 million. This amount reflects the repayment of $22.5 million in short-term debt and $8.1 million of long-term debt. During 1994, $137.7 million was provided by financing activities. In April and December 1994, the Company completed private placements of senior unsecured notes of $65 million and $106 million, respectively. The proceeds from these private placements were principally used to repay existing indebtedness. Financing activities provided $52.5 million of cash in 1993, primarily from a $50 million long-term financing.

The Company uses unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On July 21, 1995, the Company amended the revolving credit agreement, which extends through February 1997, to provide for up to $50 million in letters of credit under the overall $125 million committed facility.

The Company's debt to capital ratio was 59.3% at December 31, 1995, 61.4% at December 31, 1994 and 44.2% at December 31, 1993.

Management believes that the Company's capital needs for 1996 will be met through its existing credit facilities and cash flow from operations without the need for additional permanent financing. However, the Company may need to raise additional capital through equity and/or debt financing in order to finance its anticipated growth and capital requirements beyond 1996. The terms and availability of any such financing would be subject to prevailing market conditions and other factors at that time.

See the Summary of Significant Accounting Policies note to the Company's consolidated financial statements for a discussion of the effects of adopting new accounting pronouncements in 1996 on the Company's financial statements.

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

                      1995           1994
                 High    Low    High    Low
First Quarter   $28 1/4 $20 1/2 $60 1/4 $32 3/8
Second Quarter   26 1/8  20 3/4  43 1/4  33 7/8
Third Quarter    35 3/4  25 1/2  46 7/8  35 7/8
Fourth Quarter   31 3/8  18 3/8  36      20 1/4


As of March 1, 1996, the number of record holders of the Company's Class A Common Stock was approximately 1,040 and the number of record holders of the Company's Class B Common Stock was eight. The closing sales price of the Company's Class A Common Stock on March 1, 1996 was $20 1/2.

No cash dividends have ever been declared on either the Company's Class A or Class B Common Stock and none are contemplated in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements. (See Notes to the Consolidated Financial Statements.)

FINANCIAL REVIEW

CONSOLIDATED BALANCE SHEETS
As of December 31, 1995 and 1994
(Dollars in Thousands, Except Per Share Data)                           1995         1994
ASSETS
Current assets
  Cash and equivalents                                                $ 38,389    $  6,381
  Accounts receivable, net of allowance for doubtful
     accounts of $2,658 in 1995 and $2,704 in 1994                      95,786     128,435
  Inventories                                                          180,636     218,219
  Prepaid expenses                                                      12,752      13,504
  Deferred and refundable income taxes                                  10,267       7,112

          Total current assets                                         337,830     373,651

Property, plant and equipment                                           95,937     110,650
  Less-accumulated depreciation and amortization                       (43,533)    (42,417)

          Net property, plant and equipment                             52,404      68,233

Excess of cost over fair value of net assets acquired, net              24,271      25,956
Other assets, net                                                        6,903       5,424

Total assets                                                          $421,408    $473,264

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Notes payable                                                      $    --     $ 22,513
   Current maturities of long-term obligations                           7,733       8,048
   Accounts payable                                                     25,207      37,035
   Accrued expenses
      Payroll and related                                                7,882       6,038
      Interest and other                                                28,001      24,459
      Income taxes payable                                                 892       9,029
      Total current liabilities                                         69,715     107,122

Long-term obligations, less current maturities                         199,454     206,767
Deferred income taxes                                                   10,018      10,285
Commitments and contingencies
Stockholders' equity
   Preferred stock, $.01 par value; 2,000,000 shares
           authorized; none issued -                                       --
   Class A Common Stock, $.01 par value (1 vote per share);
           30,000,000 shares authorized; 8,316,554 shares issued
           in 1995 and 8,221,615 shares in 1994                             83          82
   Class B Common Stock, $.01 par value (10 votes per share)
           convertible into Class A shares on a one-for-one
           basis; 15,000,000 shares authorized; 2,735,381
           shares issued in 1995 and 2,737,121 shares
           issued in 1994                                                   27          27
   Additional paid-in capital                                           59,716      57,756
        Retained earnings                                               80,181      91,816
        Cumulative translation adjustment                                2,334        (471)
        Less treasury stock at cost, 18,369 shares in 1995 and 1994       (120)       (120)
                Total stockholders' equity                             142,221     149,090

Total liabilities and stockholders' equity                            $421,408    $473,264


The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1995, 1994 and 1993

(Amounts in Thousands Except Per Share Data)             1995         1994        1993
Revenues                                            $ 655,138    $ 638,097   $ 420,062
Cost of goods sold                                    451,741      428,702     266,211
        Gross profit                                  203,397      209,395     153,851
Operating expenses
        Selling                                       145,924      124,386      82,585
        General and administrative                     46,721       40,213      28,956
        Amortization of goodwill                        1,685        1,180         774
        Restructuring charge                           16,000         --          --
                Total operating expenses              210,330      165,779     112,315
Operating income (loss)                                (6,933)      43,616      41,536
Other expense (income)
        Interest expense                               22,861       15,052       6,252
        Other, net                                    (11,028)         452       1,161
                Total other expense                    11,833       15,504       7,413
                Income (loss) before income taxes     (18,766)      28,112      34,123
Provision (benefit) for income taxes                   (7,131)      10,402      11,602
        Net income (loss)                           $ (11,635)   $  17,710   $  22,521
Earnings (loss) per share                           $   (1.04)   $    1.58   $    2.01
Weighted average shares outstanding
        and share equivalents                          11,171       11,209      11,206

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW


CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY

For the years ended December 31, 1995, 1994 and 1993
                                          Class A    Class B   Additional               Cumulative                  Consolidated
                                          Common     Common     Paid-in     Retained    Translation    Treasury     Stockholders'
(Dollars in Thousands)                     Stock      Stock     Capital     Earnings    Adjustment      Stock         Equity

Balance, January 1, 1993                    $75        $32      $53,758     $51,585     $  (850)       $  --         $104,600
Issuance of shares under employee
  stock option and stock purchase
  plans and other transactions                1         --          980          --          --         (120)             861
Tax benefit from stock option plans          --         --        1,067          --          --           --            1,067
Net income                                   --         --           --      22,521          --           --           22,521
Translation adjustment                       --         --           --          --        (686)          --             (686)
Balance, December 31, 1993                   76         32       55,805      74,106      (1,536)        (120)         128,363
Issuance of shares under employee
  stock option and stock purchase
  plans and other transactions                6         (5)       1,566          --          --           --            1,567
Tax benefit from stock option plans          --         --          385          --          --           --              385
Net income                                   --         --           --      17,710          --           --           17,710
Translation adjustment                       --         --           --          --       1,065           --            1,065
Balance, December 31, 1994                   82         27       57,756      91,816        (471)        (120)         149,090
Issuance of shares under employee
  stock option and stock purchase
  plans and other transactions                1         --        1,534          --          --           --            1,535
Tax benefit from stock option plans          --         --          426          --          --           --              426
Net loss                                     --         --           --     (11,635)         --           --          (11,635)
Translation adjustment                       --         --           --          --       2,805           --            2,805
Balance, December 31, 1995                  $83        $27      $59,716     $80,181     $ 2,334        $(120)        $142,221

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1995, 1994 and 1993
(Dollars in Thousands)                                       1995                 1994                1993
Cash flows from operating activities:
  Net income (loss)                                       $ (11,635)           $  17,710           $  22,521
  Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities:
    Deferred income taxes                                    (2,560)               2,383               2,339
    Depreciation and amortization                            19,138               15,348              10,279
    Gain on distributorship transaction                     (12,107)                  --                  --
    Restructuring charge                                      9,914                   --                  --
    Increase (decrease) in cash from changes
      in working capital items, net of effects of
      business acquisition and dispositions:
        Accounts receivable                                  29,186              (36,614)            (39,484)
        Inventories                                          31,834             (101,009)            (41,560)
        Prepaid expenses                                        884               (4,995)             (3,170)
        Accounts payable                                    (11,967)               4,270              18,497
        Accrued expenses                                      4,427                8,762               5,084
        Income taxes                                         (8,999)               5,381              (1,184)
       Net cash provided (used) by operating activities      48,115              (88,764)            (26,678)
Cash flows from investing activities:
  Proceeds from distributorship transaction                  24,000                   --                  --
  Proceeds from sale of equipment                             1,756                   --                  --
  Additions to property, plant and equipment, net           (13,508)             (31,452)            (21,645)
  Acquisition of Italian distributor                             --              (14,086)                 --
  Other, net                                                   (567)                (269)             (2,234)
       Net cash provided (used) by investing activities      11,681              (45,807)            (23,879)
Cash flows from financing activities:
  Net borrowings (payments) under short-term
    credit facilities                                       (22,513)              12,462               3,257
  Proceeds from long-term obligations                           525              173,990              50,000
  Payments on long-term debt and capital
    lease obligations                                        (8,137)             (50,682)             (2,643)
  Issuance of common stock                                    1,535                1,567                 981
  Tax benefit from stock option plans                           426                  385               1,067
  Purchase of treasury stock                                     --                   --                (120)
       Net cash provided (used) by financing activities     (28,164)             137,722              52,542
Effect of exchange rate changes on cash                         376                  (51)                 76
Net increase in cash and equivalents                         32,008                3,100               2,061
Cash and equivalents at beginning of year                     6,381                3,281               1,220
Cash and equivalents at end of year                       $  38,389            $   6,381           $   3,281
Supplemental disclosures of cash ow information:
  Interest paid                                           $  22,194            $  13,688           $   6,020
  Income taxes paid                                           4,428                2,648               9,346


The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of The Timberland Company and its subsidiaries (the "Company"). All intercompany transactions have been eliminated in consolidation.

Recognition of Revenue

Revenues consist of sales to customers, license fees and royalties. Sales are recognized upon shipment of product to customers. License fees and royalties are recognized when earned. License fees and royalties in 1994 and 1993 have been reclassified from other income to revenue for consistent presentation.

Translation of Foreign Currencies

The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity, and transaction gains and losses are reflected in income.

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

Excess of Cost Over Fair Value of Net Assets Acquired

The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $7,503 and $5,818 at December 31, 1995 and 1994, respectively.

Accrued Insurance Costs

The Company is self-insured for workers' compensation, healthcare, dental and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

FINANCIAL REVIEW

New Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is required to be adopted for fiscal years beginning after December 15, 1995. The Company does not expect that the adoption of SFAS No. 121 will have a material impact on the consolidated financial statements.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, application of the "fair value" recognition provisions in the new Statement. SFAS No. 123 is required to be adopted for fiscal years beginning after December 15, 1995. The Company has not yet determined whether it will change to the recognition provisions of SFAS No. 123 and has not yet determined the effect that adopting the new Statement will have on the consolidated financial statements.

Income Taxes

Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect changes in U. S. and applicable foreign income tax laws when enacted. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent realization of such benefits is more likely to occur than not.

Accounting for Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Earnings Per Share

Earnings per share are calculated by dividing net income for each period by the weighted average number of common shares outstanding and equivalents during each period. Fully diluted earnings per share are not materially different from primary earnings per share.

FINANCIAL REVIEW

2. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent, including offsetting positions, of foreign exchange contracts at December 31, 1995 and 1994, along with maturity dates, net unrealized gain (loss), and net unrealized gain (loss) deferred.

                         Contract                    Unrealized      Unrealized      Net       Net Unrealized
                          Amount          Maturity      Gross         Gross       Unrealized    Gain (Loss)
December 31, 1995   ($U.S. Equivalent)      Date        Gain          (Loss)      Gain (Loss)     Deferred

Pound Sterling           $ 5,547            1996       $112           $  --         $ 112           $ 112
Deutsche Marks             5,892            1996        135             (55)           80              17
French Francs              3,355            1996         75             (23)           52               5
Italian Lire              13,555            1996          5            (367)         (362)           (236)
Spanish Peseta             2,044            1996         --              (9)           (9)             (9)
Total                    $30,393                       $327           $(454)        $(127)          $(111)

December 31, 1994

Pound Sterling           $15,463            1995       $ 68           $(261)        $(193)          $(201)
Deutsche Marks            18,141            1995        110            (379)         (269)           (130)
French Francs             15,948            1995         81            (310)         (229)           (198)
Italian Lire              12,126            1995         57            (198)         (141)           (121)
Australian Dollar          8,810            1995         --             (31)          (31)             --
Spanish Peseta             8,010            1995         --            (103)         (103)           (103)
New Zealand Dollar         1,596            1995         --              (5)           (5)             --
Total                    $80,094                       $316         $(1,287)        $(971)          $(753)


The unrealized net loss deferred on such contracts as of December 31, 1995 and 1994 were $(111) and $(753), respectively. Unrealized gains or losses are determined based on the difference between the settlement and year end rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base. The Company had an allowance for uncollectible accounts receivable of $2,658 and $2,704 at December 31, 1995 and 1994, respectively.

3. RESTRUCTURING CHARGE

During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, reduced its manufacturing operations in the Dominican Republic and downsized its corporate office work force due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16,000. The Company has two remaining manufacturing facilities: one in Puerto Rico and one in the Dominican Republic. All other product is sourced by the Company from third-party contract manufacturers.

Of the total charge for restructuring, $9,914 relates to anticipated losses associated with the disposal of assets and is a non-cash item; $3,891 relates to payments for contractual lease obligations and anticipated expenditures to close idle facilities; and $2,195 relates to anticipated payments for severance and other employee liabilities.

FINANCIAL REVIEW

The Company has substantially completed these restructuring actions, with the exception of the sale of certain manufacturing equipment which is expected to occur in 1996. These assets amounted to $2,097 and are included in property, plant and equipment. Cash expenditures related to the restructuring plan of $3,441 have been incurred as of December 31, 1995. The Company has funded the restructuring plan from internal sources and available borrowing capacity.

4. OTHER INCOME

On January 26, 1995, the Company appointed Inchcape plc ("Inchcape") as the exclusive distributor of Timberland [Registered Trademark] products throughout most of the Asia/Pacific region. The agreement included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries for the total sum of $24,000. During the third quarter of 1995, the agreement was amended to include South Korea. The agreements resulted in a pre-tax gain of approximately $12,107.

In 1994, revenues of the Company's Australian and New Zealand subsidiaries combined accounted for less than 2% of total consolidated revenues.

5. ACQUISITION OF ITALIAN DISTRIBUTOR

In April 1994, the Company entered into a Distributorship Termination Agreement (the "Termination Agreement") with its Italian distributor, which terminated all distribution rights of the distributor on May 31, 1994. In accordance with the Termination Agreement, the Company also acquired certain assets of the distributor. Effective on the termination date, the Company assumed the distribution of its own products in Italy.

This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's Italian business have been included in the consolidated statements of operations from the acquisition date. The results of the Italian operations are not significant to the consolidated results of operations and, accordingly, pro forma data has been omitted. The total purchase price of $14,086 exceeded the fair value of net assets acquired, consisting primarily of inventory, by $8,979. This excess is being amortized on a straight line basis over 10 years.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:
December 31,                                   1995                          1994

                                  Carrying or                   Carrying or
                                Contract Amount   Fair Value  Contract Amount   Fair Value

Cash and equivalents(1)         $ 38,389           $ 38,389     $  6,381        $  6,381
Notes payable(1)                      --                 --       22,513          22,513
Long-term obligations(2)         207,187            220,494      214,815         210,543
Foreign currency contracts(3)     30,393             30,520       80,094          81,065


1 The carrying amounts of cash and equivalents and notes payable approximate their fair values.
2 The fair value of the Company's long-term obligations are estimated based on current rates available to the Company as of December 31, 1995 and 1994 for debt of the same remaining maturities.
3 The fair value of foreign currency contracts are estimated by obtaining the appropriate year end rates as of December 31, 1995 and 1994, respectively.

FINANCIAL REVIEW

7. INVENTORIES

Inventories consist of the following:
December 31,                                                  1995       1994
Raw materials                                             $ 10,374   $ 19,806
Work-in-process                                              5,494     13,137
Finished goods                                             164,768    185,276
Total                                                     $180,636   $218,219

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:
December 31,                                                  1995       1994
Land and improvements                                     $    649   $    649
Building and improvements                                   31,534     29,739
Machinery and equipment                                     52,788     65,252
Lasts, patterns and dies                                     8,869     15,010
Assets held for sale                                         2,097       --
Total                                                     $ 95,937   $110,650

Property, plant and equipment are stated at cost, except for assets held for sale which are stated at net realizable value.

9. INCOME TAXES

The components of the provision for income taxes are as follows:
Years Ended December 31,                     1995                     1994                     1993
                                   Current        Deferred    Current      Deferred    Current      Deferred
Federal                            $(5,255)       $(3,920)    $5,713      $1,548      $6,687         $  935
State                                 (228)         1,046      1,984         713       2,131          1,233
Puerto Rico                            195            314        289         122         416            171
Foreign                                717            --          33        --            29            --
Total                              $(4,571)       $(2,560)    $8,019      $2,383      $9,263         $2,339


The deferred tax provision consists of the following:
Years Ended December 31,                                             1995           1994           1993
(Increase) decrease in reserves  not currently deductible          $(6,058)       $(1,111)       $  719
Tax depreciation over (under) book depreciation and amortization      (900)         2,624           177
Puerto Rico tollgate taxes                                             314            122           172
Undistributed foreign earnings                                       4,159            849         1,355
Other, net                                                             (75)          (101)          (84)
Total                                                              $(2,560)       $ 2,383        $2,339


FINANCIAL REVIEW


The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,                  1995                   1994                  1993
Federal income tax at
  statutory rate                  $(6,568)    (35.0)%     $ 9,839    35.0%      $11,943      35.0%
Federal tax exempt operations
  in Puerto Rico                   (1,242)     (6.6)       (1,834)   (6.5)       (2,562)     (7.5)
State taxes, net of applicable
  federal benefit                    (207)     (1.1)        1,753     6.2         2,187       6.4
Other, net                            886       4.7           644     2.3            34        .1
Total                             $(7,131)    (38.0)%     $10,402    37.0       $11,602      34.0%

The tax effects of temporary differences and carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, consist of the following:

                                                       1995                1994

                                               Assets     Liabilities Assets  Liabilities
Current:
  Inventories                                 $  2,446    $     --    $1,479   $     --
  Receivable allowances                          3,589          --     2,216         --
  Intercompany profit elimination                1,070          --     2,355         --
  Other                                          2,300          --     1,062         --
Total                                         $  9,405    $     --    $7,112   $     --
Non-current:
  Accelerated depreciation and amortization   $     --    $ (2,670)   $   --   $ (3,570)
  Restructuring reserves                         2,555          --        --         --
  Puerto Rico tollgate taxes                        --      (1,665)       --     (1,351)
  Undistributed foreign earnings                    --      (8,238)       --     (5,364)
  Net operating loss carry forwards              1,020          --     2,718         --
  Less valuation allowance                      (1,020)         --    (2,718)        --
Total                                         $  2,555    $(12,573)   $   --   $(10,285)



The valuation allowance at December 31, 1995 of $1,020 includes $213 which arose during the current year. The valuation allowance relates to foreign net operating loss carry forwards that may not be realized.

The Company's consolidated income (loss) before income taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rican and federal income taxes under an exemption which expires in 2002. However, if the earnings were remitted to the Company, they would be subject to a Puerto Rican tollgate tax not to exceed 10%. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico. Deferred income taxes are also provided on the undistributed earnings of the Company's foreign subsidiaries.

FINANCIAL REVIEW

Losses before income taxes from foreign operations were $(3,063), $(1,285) and $(835) for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995, the Company had $2,685 of foreign operating loss carry forwards available to offset future foreign taxable income. Of these operating loss carry forwards, $105 will expire in 1997, $252 in 1998, $447 in 1999, $221 in 2000 and $1,660 thereafter.

10. NOTES PAYABLE

The Company has an unsecured committed revolving credit agreement (the "Credit Agreement") with a group of banks through February 1997, that provides for up to $50,000 in letters of credit under an overall $125,000 committed facility, subject to a borrowing base formula. At December 31, 1995, the amount available under this formula was approximately $42,087, of which none was outstanding at that date. Under the terms of the Credit Agreement, the Company may borrow at interest rates which are based upon the lender's cost of funds (5.625% at December 31, 1995).

The Credit Agreement provides for a facility fee of 3/8% per annum on the daily average aggregate amount of the commitment and places limitations on the payment of dividends and the incurrence of additional debt, and also contains certain other financial and operational covenants.

Additionally, the Company had uncommitted lines of credit available from certain banks totaling $19,000 at December 31, 1995, of which none was outstanding at year end. Borrowings under these lines are at prevailing money market rates (6.25% at December 31, 1995). These arrangements may be terminated at any time at the option of the banks or the Company.

The balance outstanding under all short-term borrowing arrangements was $22,513 at December 31, 1994; none were outstanding at December 31, 1995.

The maximum short-term borrowings at any month end were $83,000, $119,200 and $52,679 during 1995, 1994 and 1993, respectively. Average borrowings under all short-term credit arrangements were $46,270 in 1995, $65,790 in 1994, and $37,596 in 1993. The weighted average interest rates were 6.55%, 5.38% and 4.16% in 1995, 1994 and 1993, respectively.

11. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

December 31,                            1995              1994
Senior Notes-December 1994              $106,000        $106,000
Senior Notes-April 1994                   65,000          65,000
Senior Notes-December 1989                28,000          35,000
Industrial revenue bonds                   5,345           5,345
Other                                      2,842           3,470
Total long-term debt                     207,187         214,815
Less-current maturities                   (7,733)         (8,048)
Long-term obligations                   $199,454        $206,767

FINANCIAL REVIEW

The Company's unsecured senior notes issued in December 1994 in the amount of $106,000 bear interest at a rate of 8.94% and mature on December 15, 2001. The unsecured notes issued in April 1994 in the amount of $65,000 bear interest at a rate of 7.16% and mature on April 15, 2000. Both notes place limitations on the payment of dividends and the incurrence of additional debt, and also require maintenance of certain operational and financial covenants.

The unsecured senior notes issued in December 1989 in the amount of $35,000 bear interest at a rate of 9.70% and mature on December 1, 1999. Commencing December 1, 1995, annual redemption payments of $7,000 are required until maturity. These notes place limitations on the payment of cash dividends and contain other financial and operational covenants.

The industrial revenue bonds bear interest at 6.20% through November 30, 1999, at which time the rate will be reset for another five-year period. The bonds mature in 2014. According to the terms of the bonds, at every five-year anniversary date, beginning in 1989 and continuing through to the maturity date, the Company is required to repurchase any bonds tendered by the bondholders at face value. The next anniversary date will occur in November 1999 prior to the 1999 rate reset. The bonds are collateralized by a mortgage on certain real estate and equipment, and contain financial and operational covenants and limitations similar to the Credit Agreement described in note 10. Additionally, the Company has obtained an irrevocable standby letter of credit which secures the outstanding principal of the bonds through 1999.

The Company's long-term obligations at December 31, 1995 are scheduled to become due as follows:

1996                                    $  7,733
1997                                       7,778
1998                                       7,826
1999                                       7,505
2000                                      65,000
Thereafter                               111,345
Total                                   $207,187


12. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms and certain equipment under noncancellable operating leases expiring at various dates through 2015. The approximate minimum rental commitments under all noncancellable operating leases as of December 31, 1995, are as follows:

1996                                    $14,237
1997                                     13,359
1998                                     12,122
1999                                      9,449
2000                                      7,413
Thereafter                               33,246
Total                                   $89,826


FINANCIAL REVIEW

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease.

Rental expense for all operating leases was $16,196, $9,726 and $7,490 for the years ended December 31, 1995, 1994 and 1993, respectively.

13. INDUSTRY SEGMENT AND GEOGRAPHICAL AREA INFORMATION

The Company operates in a single industry segment which includes the designing, engineering and marketing of footwear, apparel and accessories. These products are sold primarily through better-grade department stores, other retail stores and specialty stores devoted exclusively to Timberland [Registered Trademark]
products in the United States and in more than 60 countries worldwide. The following summarizes the Company's operations in different geographical areas for the years ended December 31, 1995, 1994 and 1993, respectively.
                                                                        Adjustments
                                           United              Other       and
1995                                       States    Europe    Foreign  Eliminations    Consolidated
Revenues from unaffiliated customers      $498,144   $156,098  $   896   $      --        $655,138
Transfers between geographic areas          56,149         --   25,865     (82,014)             --
Geographic revenues                        554,293    156,098   26,761     (82,014)        655,138
Operating income (loss)                    (16,207)     6,314      220       2,740          (6,933)
Identifiable assets at December 31, 1995   397,643     91,822    7,095     (75,152)        421,408

1994

Revenues from unaffiliated customers      $505,182    $123,304 $ 9,611   $      --        $638,097
Transfers between geographic areas          78,195          --  34,530    (112,725)             --
Geographic revenues                        583,377     123,304  44,141    (112,725)        638,097
Operating income                            41,783       3,008   1,615      (2,790)         43,616
Identifiable assets at December 31, 1994   468,637     132,199  22,140    (149,712)        473,264

1993

Revenues from unaffiliated customers      $341,955    $ 71,927 $ 6,180   $      --        $420,062
Transfers between geographic areas          42,388          --  20,872     (63,260)             --
Geographic revenues                        384,343      71,927  27,052     (63,260)        420,062
Operating income                            36,426         709   1,953       2,448          41,536
Identifiable assets at December 31, 1993   301,949      53,888  15,336     (80,562)        290,611


Export sales from the United States to unaffiliated customers, principally to distributors, amounted to 6.1% in 1995 and 1994 and 10.1% in 1993 of consolidated revenues.

FINANCIAL REVIEW

14. STOCKHOLDERS' EQUITY

The Company's Class A and Class B Common Stock are identical in all respects except that shares of Class A Common Stock carry one vote per share while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company and vote together with the holders of Class B Common Stock for the remaining directors. On February 14, 1995, 1,740 shares of Class B Common Stock were converted to Class A Common Stock. On December 29, 1994, a total of 500,477 shares of Class B Common Stock were converted to Class A Common Stock.

15. STOCK AND EMPLOYEE BENEFIT PLANS

Under its 1987 Stock Option Plan (the "1987 Plan"), as amended, the Company has reserved 2,100,000 shares of Class A Common Stock for the granting of stock options to its employees. Pursuant to the terms of the 1987 Plan, grants may be made by the Board of Directors from time to time, but no grant shall be made ten years after the adoption of the 1987 Plan. The option price per share shall not be less than the fair market value of stock at the time such option is granted in the case of options intended to qualify as "incentive" stock options under the Internal Revenue Code of 1986, as amended, and shall not be less than 50% of such fair market value in the case of "non-qualified" stock options for employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. To date, all stock options have been granted at fair market value. Stock options which have been granted to date under the 1987 Plan become exercisable in equal installments over four years beginning one year after the grant date, except for stock options granted in March 1995 to certain employees in lieu of cash bonus awards for 1994, which fully vest after one year and which expire six months after the date of full vesting. In addition to the 1987 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.

On December 19, 1995, the Board of Directors approved a plan to reprice outstanding stock options which have been granted under the 1987 Plan. Under the repricing plan, employees could elect to exchange some or all of their stock options issued under the 1987 Plan for new stock options repriced at an exercise price of $20.50, the fair market value on December 19, 1995, covering a reduced number of shares based on a formula. Repriced stock options will expire on the same date as the original stock options, and will have an extended vesting period of one year. Any repriced stock options exercisable as of December 19, 1995, may not be exercised prior to December 19, 1996. Stock options to purchase up to 609,050 shares (when originally granted) at a per share exercise price of $21.38-$83.25 were repriced, resulting in stock options to purchase up to 322,120 shares being granted.

Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company has reserved 100,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, stock option grants are awarded on a predetermined formula basis, and no grant can be made after November 15, 2001. The exercise price of stock options granted under the 1991 Plan shall be the fair market value of the stock on the date of grant, and the stock options become exercisable in equal installments over four years beginning one year after the grant date.

Options under the 1987 Plan and the 1991 Plan generally expire 10 years after the date of grant.

Options for 379,881 and 292,344 shares were exercisable under all option arrangements at December 31, 1995 and 1994, respectively. Under the existing Plans there were 1,053,031 and 253,112 shares available for future grants at December 31, 1995 and 1994, respectively.


The following summarizes transactions under all stock option arrangements for the years ended December 31, 1995, 1994 and 1993:

                                        Number          Per Share
                                        of Shares       Option Price
January 1, 1993                         442,533          $ 6.38-18.88
   Granted                              434,655           26.00-83.25
   Exercised                            (56,113)           6.38-15.25
   Cancelled                            (66,389)           6.38-56.00

December 31, 1993                       754,686            6.38-83.25
   Granted                              693,125           21.38-46.63
   Exercised                            (59,551)           6.38-32.00
   Cancelled                           (127,621)           6.38-83.25

December 31, 1994                     1,260,639            6.38-83.25
   Granted                              531,105           19.50-31.13
   Exercised                            (59,784)           6.38-26.00
   Cancelled                           (830,524)           8.75-83.25

December 31, 1995                       901,436            6.38-83.25


Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended on May 18, 1995 (the "Plan"), the Company is authorized to issue up to an aggregate of 200,000 shares of its Class A Common Stock to eligible employees electing to participate in the Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 33,030 shares in 1995, 31,016 shares in 1994 and 24,340 shares in 1993 at prices ranging from $16.47 to $34.43. At December 31, 1995, a total of 85,468 shares were available for future purchases.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 21 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 10% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 2% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company's contribution expense was $499 in 1995, $334 in 1994 and $252 in 1993.

The Company maintains a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) Plan who are at least 21 years of age with one or more years of service. Contributions are at the discretion of the Company and fully vest to the employee upon completing three years of service. The Company's contribution expense was $175 in 1995, $360 in 1994 and $320 in 1993.

16. LITIGATION

The Company is involved in litigation and various legal matters, including U.S. Customs claims, which have arisen in the ordinary course of business. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial statements.

The Company and two of its officers and directors have been named as defendants in two actions led in the United States District Court for the District of New Hampshire, one filed by Jerrold Schaffer on December 12, 1994, and the other filed by Gershon Kreuser on January 4, 1995. On April 24, 1995, the District Court granted plaintiffs' motion, assented to by defendants, to consolidate the two actions. On June 23, 1995, plaintiffs filed a consolidated amended complaint (the "Amended Complaint") with the District Court. The Amended Complaint alleges that defendants violated federal securities laws by making material misstatements and omissions in certain of the Company's public filings and statements in 1994. Specifically, the Amended Complaint alleges that such statements and omissions had the effect of artificially inflating the market price for the Company's Class A Common Stock until the disclosure by the Company on December 9, 1994 of its expectation that results for the fourth quarter were not likely to meet analysts' anticipated levels. Damages are unspecified. The Amended Complaint seeks class action status for all purchasers of the Company's Class A Common Stock between May 12, 1994 and December 9, 1994. Currently pending before the District Court are plaintiffs' motion for class certification, which defendants have opposed, and defendants' motion to dismiss the Amended Complaint, which plaintiffs have opposed. Discovery is continuing during the pendency of these motions. Management believes this action is without merit and intends to defend it vigorously. Accordingly, at this time, management does not expect the outcome of such litigation to have a material adverse effect on the Company's consolidated financial statements.


17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 1995, 1994 and 1993.

1995 Quarter Ended              March 31(1)       June 30(2)        September 29(1)      December 31
Revenues                         $141,583          $125,143            $212,597           $175,815
Gross profit                       44,972            36,079              63,556             58,790
Net income (loss)                     919           (20,381)              7,068                759

Earnings (loss) per share             .08             (1.83)                .63                .07

1994 Quarter Ended               April 1            July 1          September 30         December 31

Revenues                         $108,318          $127,254            $222,188           $180,337
Gross profit                       32,716            40,459              76,520             59,700
Net income (loss)                  (1,619)              145              16,329              2,855

Earnings (loss) per share           (.14)               .01                1.45                .26

1993 Quarter Ended              March 31          June 30            October 1           December 31
Revenues                         $ 71,047          $ 85,003            $140,513           $123,499
Gross profit                       27,908            30,740              50,098             45,105
Net income                          2,332             1,912              11,241              7,036

Earnings per share                    .21               .17                1.00                .62

1  Includes non-recurring pre-tax gains of $7.4 million and $4.7 million in the first quarter and third quarter of 1995, respectively.
2  Includes a $16.0 million pre-tax restructuring charge in the second quarter of 1995.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1995 and 1994 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 7, 1996


CORPORATE INFORMATION
DIRECTORS                                       CORPORATE COUNSEL
                                                Ropes & Gray
Robert M. Agate                                 Boston, Massachusetts
Senior Executive Vice President and
Chief Financial Officer
Colgate-Palmolive Company                       INDEPENDENT ACCOUNTANTS
                                                Deloitte & Touche LLP
John F. Brennan                                 Boston, Massachusetts
Dean of the School of Management
Suffolk University
                                                ANNUAL MEETING OF SHAREHOLDERS
Jeffrey B. Swartz                               May 16, 1996 at 9:30 a.m.
Executive Vice President and                    The Timberland Company Headquarters
Chief Operating Officer                         200 Domain Drive
                                                Stratham, New Hampshire
Sidney W. Swartz
Chairman, President and
Chief Executive Officer                         FORM 10-K
                                                This report is available at no charge upon
Abraham Zaleznik                                written request from the Director of Investor
Professor Emeritus                              Relations, The Timberland Company, 200
Harvard Business School                         Domain Drive, Stratham, New Hampshire
                                                03885, telephone 603-772-9500.
CORPORATE OFFICERS

Sidney W. Swartz                                CLASS A COMMON STOCK LISTING
Chairman, President and                         New York Stock Exchange: TBL
Chief Executive Officer

Jeffrey B. Swartz                               STOCK CERTIFICATES, NAME CHANGES OR TRANSFERS
Executive Vice President and                    The First National Bank of Boston
Chief Operating Officer                         c/o Boston EquiServe
                                                Mail Stop 45-01-05
Keith D. Monda                                  P.O. Box 644
Senior Vice President-Finance and               Boston, Massachusetts 02102-0644
Administration and Chief Financial Officer      617-575-3120

Gregory W. VanWormer
Senior Vice President-General Manager
Apparel/Retail

Dennis W. Hagele
Vice President-Finance and
Corporate Controller (Chief Accounting Officer)

Jane E. Owens
Vice President and
General Counsel and Assistant Secretary

Carden N. Welsh
Treasurer

John E. Beard
Secretary
Partner, Ropes & Gray

                                                Timberland, [LOGO], Active Comfort Technology, ACT, and
                                                Treeline are trademarks or registered trademarks
                                                of The Timberland Company.

                                                [COPYRIGHT] The Timberland Company 1996. All Rights Reserved.