Form 10-K405, Exhibit 13
period 1996-12-31
TIMBERLAND CO
filed 1997-03-26
CIK 814361

                                                                      EXHIBIT 13


                                                                FINANCIAL REVIEW
--------------------------------------------------------------------------------
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

SELECTED STATEMENT OF OPERATIONS DATA

(Dollars in Thousands Except Per Share Data)
Years Ended December 31,                            1996          1995           1994           1993           1992
----------------------------------------------------------------------------------------------------------------------
Revenues                                         $ 689,973     $ 655,138       $ 638,097      $ 420,062      $ 292,571
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   20,419       (11,635)         17,710         22,521         12,919
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                             1.81         (1.04)           1.58           2.01           1.18
----------------------------------------------------------------------------------------------------------------------


SELECTED BALANCE SHEET DATA
(Dollars in Thousands)
December 31,                                        1996          1995             1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------
 Cash and equivalents                              $ 93,336      $38,389        $  6,381       $  3,281       $   1,220
-----------------------------------------------------------------------------------------------------------------------
 Working capital                                    269,603      268,115         266,529        155,660          94,427
-----------------------------------------------------------------------------------------------------------------------
 Total assets                                       449,586      421,408         473,264        290,611         194,117
-----------------------------------------------------------------------------------------------------------------------
 Notes payable                                            -           -           22,513         10,061           6,851
-----------------------------------------------------------------------------------------------------------------------
 Total long-term debt                               189,454      207,187         214,815         91,491          44,176
-----------------------------------------------------------------------------------------------------------------------
 Stockholders' equity                               165,360      142,221         149,090        128,363         104,600



--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with the "The
Year in Review" and the consolidated nancial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands Except Per Share Data)
Years Ended December 31,                          1996              %          1995           %         1994              %
------------------------------------------------------------------------------------------------------------------------------
 Net revenues                                    $689,973         100.0%      $655,138      100.0%      $638,097        100.0%
------------------------------------------------------------------------------------------------------------------------------
 Gross profit                                     251,909          36.5        203,397       31.0        209,395         32.8
------------------------------------------------------------------------------------------------------------------------------
 Total operating expenses1                        201,020          29.1        210,330       32.1        165,779         26.0
------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)1                          50,889           7.4          (6,933)     (1.1)        43,616          6.8
------------------------------------------------------------------------------------------------------------------------------
 Interest expense                                  20,582           3.0          22,861       3.5         15,052          2.4
------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)2                                20,419           3.0         (11,635)     (1.8)        17,710          2.8
------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) per share                       $   1.81                     $  (1.04)                  $  1.58
------------------------------------------------------------------------------------------------------------------------------
 Weighted average shares outstanding               11,255                       11,171                    11,209

1 Includes a $16.0 million pre-tax restructuring charge in 1995 which reduced earnings and earnings per share by $9.9 million and $.89, respectively.
2 Includes a $16.0 million pre-tax restructuring charge in 1995 which reduced earnings and earnings per share by $9.9 million and $.89, respectively, and a $12.1 million non-recurring pre-tax gain in 1995 which increased earnings and earnings per share by $7.5 million and $.67, respectively.



                                                     THE TIMBERLAND COMPANY   13

FINANCIAL REVIEW

Revenues increased 5.3% to $690.0 million in 1996 from $655.1 million in 1995 and $638.1 million in 1994. The increase in 1996 was due to unit volume growth in both footwear and apparel and accessories. The increase in 1995 compared to 1994 was the result of unit volume growth in apparel and accessories offset by a decrease in unit volume in footwear. The average selling price of footwear was comparable in 1996 and 1995 after having declined in 1995 compared to 1994. The average selling price of apparel and accessories declined during 1996 and 1995 each when compared to the preceding year. Much of the 1996 price decline is attributable to the expansion of the Company's factory outlet stores. Footwear revenues were $511.3 million in 1996, $483.1 million in 1995, and $513.5 million in 1994. This represents an increase of 5.8% in 1996 and a decrease of 5.9% in 1995 each compared to the prior year. Revenues attributable to apparel and accessories were $172.4 million in 1996, $162.3 million in 1995, and $124.0 million in 1994. This represents increases of 6.2% and 30.9% in 1996 and 1995 each compared to the prior year, respectively. Domestic revenues amounted to $485.4 million in 1996, $459.8 million in 1995, and $469.3 million in 1994 or 70.4%, 70.2%, and 73.5% of total revenues for each of the three years, respectively.

The gross profit margin was 36.5% in 1996, 31.0% in 1995, and 32.8% in 1994. The increase in the margin percent in 1996 from 1995 was due primarily to improved manufacturing efficiencies, an expanded and enhanced sourcing effort, improvements in sales returns and allowances and fewer off-price sales. The decrease in the gross margin percent in 1995 from 1994 was due to a change in product sales mix. Although sales of first quality inventory represented a substantial majority of total revenues, off-price sales comprise d a greater percentage of total revenues in 1995 compared to 1994. In addition, lower production levels in the Company's manufacturing facilities in 1995 had a negative effect on overhead cost absorption, which further reduced gross profit margins.

During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, reduced its manufacturing operations in the Dominican Republic and downsized its corporate workforce due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16.0 million and the elimination of approximately 1,800 positions. The Company has two remaining manufacturing facilities: one in Puerto Rico and one in the Dominican Republic . All other product is sourced by the Company from third party contract manufacturers.

Of the total charge for restructuring in 1995, $9.9 million related to anticipated losses associated with the disposal of assets and was a non-cash item; $3.9 million related to payments for contractual lease obligations and anticipated expenditures to close idle facilities; and $2.2 million related to payments for severance and other employee liabilities.

The Company has substantially completed these restructuring actions with the exception of remaining lease payments and other obligations relating to one of the manufacturing facilities. Cash expenditures related to the restructuring plan of $4.6 million have been incurred through December 31, 1996. The Company has funded the cost of the restructuring plan from internal sources and available borrowing capacity. The restructuring plan began lowering operating costs in the third quarter of 1995. Based on recent manufacturing plant production levels, annual savings were approximately $10.0 million.

Operating expenses were $201.0 million or 29.1% of revenues in 1996, $210.3 million or 32.1% of revenues in 1995 and $165.8 million or 26.0% of revenues in 1994. Operating expenses increased $6.7 million in 1996 from 1995, excluding the restructuring charge, principally due to increased selling expenses attributable to increased unit volume growth in both footwear and apparel and accessories. Excluding the restructuring charge, operating expenses in 1995 increased $28.6 million from 1994 to $194.3 million, or 29.7% of revenues in 1995. The increase in operating expenses in 1995 was principally a result of the Company's growing retail organization, the inclusion of the Company's Italian operations for a full year, and the larger core infrastructure which was designed to support higher revenue levels.

Operating income, which is pretax earnings before interest and other expenses, was $50.9 million in 1996, $9.1 million in 1995 (excluding the restructuring charge) and $43.6 million in 1994. As a percent of revenues, operating income was 7.4% in 1996, 1.4% (excluding the restructuring charge) in 1995 and 6.8% in 1994.

Interest expense was $20.6 million in 1996 compared to $22.9 million in 1995 and $15.1 million in 1994. The decrease in 1996 primarily reflected lower borrowings compared to 1995. The increase in 1995 from 1994 primarily reflected higher debt levels attributable to business growth and the need to support higher than anticipated inventory levels.




14   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

In January 1995, the Company appointed Inchcape plc as the exclusive distributor of TimberlandRegistration Mark products throughout most of the Asia/Pacific region. The agreement with Inchcape also included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries for a total sum of $24 million. During the third quarter of 1995, this agreement was amended to include South Korea. These transactions resulted in a non-recurring pretax gain of approximately $12.1 million in 1995. The gain is included in "Other income" in the Consolidated Statements of Operations.

The effective income tax rate was 34.0% in 1996, 38.0% in 1995, and 37.0% in 1994. The decrease in 1996 primarily reflected a relative increase in Puerto Rican sourced income. For an analysis of the changes in the effective tax rate, see the "Income Taxes" note to the Company's consolidated financial statements.

The Company continued to experience in 1996 the higher level of fixed costs related to its retail businesses which adversely affected profitability in the first half of the year, given that historically the Company's revenues have been weighted more heavily to the second half of the year.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.


LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $85.7 million in 1996 and $48.1 million in 1995 while operations absorbed $88.8 million in 1994. The significant improvement in operating cash flow in 1996 and 1995 was primarily attributable to the reduction in inventory levels and improvement in accounts receivable days sales outstanding and, in 1996, a return to profitability. Net cash used by operations in 1994 was primarily the result of the Company's growth, and, with respect to inventory, higher inventory positions than anticipated. The improvement in inventory levels experienced in 1996 and 1995 was due to strengthening supply chain management, which enhanced reliability and the Company's ability to react faster to marketplace change. Inventory turns were
2.3 times in 1996 compared to 1.9 times in 1995 and 2.3 times in 1994. Days sales outstanding at December 31, 1996 were 41 days compared to 49 days at December 31, 1995 and 64 days at December 31, 1994. The improvement in days sales outstanding reflects an increase in retail sales as a percent of total revenues and also improvement in and strengthening of credit and cash collection procedures and policies. Domestic wholesale days sales outstanding were 52 days, 63 days and 74 days at the end of 1996, 1995 and 1994, respectively.


Net cash used by investing activities amounted to $15.4 million in 1996, $15.1 million of which was for capital expenditures. Net cash provided by investing activities amounted to $11.7 million in 1995, due primarily to the $24 million of cash proceeds received from the agreement with Inchcape plc discussed above partially offset by capital expenditures of $13.5 million. Cash used in investing activities amounted to $45.8 million in 1994, $31.5 million of which was for capital expenditures. A significant portion of capital expenditures during the three years ended December 31, 1996 were for manufacturing machinery and equipment, retail store additions and information systems improvements. Cash used for investing activities in 1994 included $14.1 million to terminate the Company's distributorship agreement in Italy and to acquire certain assets of that distributor.

During 1996 and 1995, cash used in financing activities amounted to $15.6 million and $28.2 million, respectively. In 1996, $17.7 million was used to repay long-term debt, including a prepayment of $10.0 million. The 1995 amount reflects the repayment of $22.5 million in short-term debt and $8.1 million of long-term debt. During 1994, $137.7 million was provided by financing activities. In April and December 1994, the Company completed private placements of senior unsecured notes of $65 million and $106 million, respectively. The proceeds from these private placements were principally used to repay existing indebtedness.

The Company uses unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On June 21, 1996, the Company entered into a revolving credit agreement, which expires on June 21, 1998, to provide for up to $80 million in letters of credit under an overall $100 million committed facility.

The Company's debt to capital ratio was 53.4% at December 31, 1996, 59.3% at December 31, 1995, and 61.4% at December 31, 1994.

Management believes that the Company's capital needs for 1997 will be met through its existing credit facilities and cash flow from operations without the need for additional permanent financing. However, several risks and uncertainties could cause the Company to need to raise additional capital through equity and/or debt financing. The availability and terms of any such financing would be subject to the Company's financial condition and prevailing market and other factors at that time.




                                                     THE TIMBERLAND COMPANY   15

FINANCIAL REVIEW

FORWARD-LOOKING INFORMATION

Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or capital or liquidity needs. However, as discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 1996, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should also be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include political, economic or other factors such as currency exchange rates, inflatio n rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.

--------------------------------------------------------------------------------
QUARTERLY MARKET INFORMATION AND RELATED MATTERS
--------------------------------------------------------------------------------

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

                                     1996                      1995
                            --------------------     -----------------------
                             High          Low          High           Low
First Quarter               $22          $18 1/4      $28 1/4        $20 1/2
Second Quarter               24 3/4       21 1/8       26 1/8         20 3/4
Third Quarter                23           17           35 3/4         25 1/2
Fourth Quarter               40 1/8       20 1/2       31 3/8         18 3/8



As of March 3, 1997, the number of record holders of the Company's Class A Common Stock was approximately 921 and the number of record holders of the Company's Class B Common Stock was eight. The closing sales price of the Company's Class A Common Stock on March 3, 1997 was $40 3/8 per share.

No cash dividends have ever been declared on either the Company's Class A or Class B Common Stock and none are contemplated in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements. (See notes to the consolidated financial statements.)


16   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

---------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------
As of December 31, 1996 and 1995
(Dollars in Thousands, Except Per Share Data)                                1996                 1995
ASSETS
Current assets
    Cash and equivalents                                                  $ 93,336             $ 38,389
    Accounts receivable, net of allowance for doubtful accounts
        of $3,540 in 1996 and $2,658 in 1995                               100,556               95,786
    Inventories                                                            159,058              180,636
    Prepaid expenses                                                         9,351               12,752
    Deferred and refundable income taxes                                     9,167               10,267
---------------------------------------------------------------------------------------------------------
       Total current assets                                                371,468              337,830
---------------------------------------------------------------------------------------------------------
Property, plant and equipment                                              103,650               95,937
       Less accumulated depreciation and amortization                      (54,666)             (43,533)
---------------------------------------------------------------------------------------------------------
           Net property, plant and equipment                                48,984               52,404
---------------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                  22,587               24,271
Other assets, net                                                            6,547                6,903
---------------------------------------------------------------------------------------------------------
Total assets                                                              $449,586             $421,408
---------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
       Current maturities of long-term debt                               $ 17,778             $  7,733
       Accounts payable                                                     21,348               25,207
       Accrued expenses
           Payroll and related                                              15,173                7,882
           Interest and other                                               35,753               28,001
           Income taxes payable                                             11,813                  892
---------------------------------------------------------------------------------------------------------
           Total current liabilities                                       101,865               69,715
---------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                    171,676              199,454
Deferred income taxes                                                       10,685               10,018
Commitments and contingencies

Stockholders' equity
    Preferred stock, $.01 par value; 2,000,000 shares authorized;
        none issued                                                           --                   --
    Class A Common Stock, $.01 par value (1 vote per share);
        30,000,000 shares authorized; 8,430,998 shares issued at
        December 31, 1996 and 8,316,554 shares at December 31, 1995             84                   83


    Class B Common Stock, $.01 par value (10 votes per share);
        convertible into Class A shares on a one-for-one basis;
        15,000,000 shares authorized; 2,734,301 shares issued
        at December 31, 1996 and 2,735,381 shares at December 31, 1995          27                   27
    Additional paid-in capital                                              61,806               59,716
    Retained earnings                                                      100,600               80,181
    Cumulative translation adjustment                                        2,963                2,334
    Less treasury stock at cost; 18,369 shares at
        December 31, 1996 and 1995                                            (120)                (120)
----------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                      165,360              142,221
----------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                               $449,586             $421,408
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                     THE TIMBERLAND COMPANY   17

FINANCIAL REVIEW

-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------

For the Years Ended December 31, 1996, 1995 and 1994
(Amounts in Thousands Except Per Share Data)
                                                                              1996             1995             1994

Revenues                                                                  $ 689,973        $ 655,138        $ 638,097
Cost of goods sold                                                          438,064          451,741          428,702
-----------------------------------------------------------------------------------------------------------------------
       Gross profit                                                         251,909          203,397          209,395
-----------------------------------------------------------------------------------------------------------------------
Operating expenses
       Selling                                                              152,834          145,924          124,386
       General and administrative                                            46,502           46,721           40,213
       Amortization of goodwill                                               1,684            1,685            1,180
       Restructuring charge                                                    --             16,000             --
-----------------------------------------------------------------------------------------------------------------------
           Total operating expenses                                         201,020          210,330          165,779
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                     50,889(            6,933)          43,616
-----------------------------------------------------------------------------------------------------------------------
Other expense (income)
       Interest expense                                                      20,582           22,861           15,052
       Other, net                                                              (631)         (11,028)             452
-----------------------------------------------------------------------------------------------------------------------
           Total other expense                                               19,951           11,833           15,504
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                            30,938          (18,766)          28,112
Provision (benefit) for income taxes                                         10,519           (7,131)          10,402
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $  20,419        $ (11,635)       $  17,710
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                                                 $    1.81        $   (1.04)       $    1.58
-----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding and share equivalents                    11,255           11,171           11,209
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

18   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

-----------------------------------------------------------------------------------------------------------------------------
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31, 1996, 1995 and 1994

                                          Class A    Class B    Additional             Cumulative                Consolidated
                                          Common     Common      Paid-in    Retained  Translation    Treasury    Stockholders'
(Dollars in Thousands)                     Stock      Stock      Capital    Earnings   Adjustment      Stock        Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                     $76         $32      $55,805     $74,106      $(1,536)       $(120)    $128,363
-----------------------------------------------------------------------------------------------------------------------------
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions               6          (5)       1,566        --           --           --          1,567
Tax benefit from stock option plans         --          --            385        --           --           --            385
Net income                                  --          --           --        17,710         --           --         17,710
Translation adjustment                      --          --           --          --          1,065         --          1,065
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    82          27       57,756      91,816         (471)        (120)     149,090
-----------------------------------------------------------------------------------------------------------------------------
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions               1        --          1,534        --           --           --          1,535
Tax benefit from stock option plans         --          --            426        --           --           --            426
Net loss                                    --          --           --       (11,635)        --           --        (11,635)
 Translation adjustment                     --          --           --          --          2,805         --          2,805
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995                   83          27       59,716      80,181        2,334         (120)     142,221
-----------------------------------------------------------------------------------------------------------------------------
 Issuance of shares under employee
     stock option and stock purchase
     plans and other transactions              1        --          1,587        --           --           --          1,588
 Tax benefit from stock option plans        --          --            503        --           --           --            503
 Net income                                 --          --           --        20,419         --           --         20,419
 Translation adjustment                     --          --           --          --            629         --            629
-----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996                  $84         $27      $61,806    $100,600       $2,963        $(120)    $165,360
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.




                                                     THE TIMBERLAND COMPANY   19

FINANCIAL REVIEW

-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31, 1996, 1995 and 1994
(Dollars in Thousands)
                                                                              1996           1995             1994

 Cash flows from operating activities:
    Net income (loss)                                                        $20,419       $(11,635)       $17,710
    Adjustments to reconcile net income (loss) to net cash
       provided (used) by operating activities:
       Deferred income taxes                                                     905         (2,560)         2,383
           Depreciation and amortization                                      21,370         19,138         15,348
           Gain on distributorship transaction                                  --          (12,107)          --
           Restructuring charge                                                 --            9,914           --
           Increase (decrease) in cash from changes in
               working capital items,
               net of effects of business acquisition and disposition:
                   Accounts receivable                                        (5,541)        29,186        (36,614)
                   Inventories                                                22,475         31,834       (101,009)
                   Prepaid expenses                                            3,747            884         (4,995)
                   Accounts payable                                           (4,000)       (11,967)         4,270
                   Accrued expenses                                           14,692          4,427          8,762
                   Income taxes                                               11,608         (8,999)         5,381
--------------------------------------------------------------------------------------------------------------------
               Net cash provided (used) by operating activities               85,675         48,115        (88,764)
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
       Proceeds from distributorship transaction                                --           24,000           --
       Proceeds from sale of equipment                                         1,268          1,756           --
       Additions to property, plant and equipment, net                       (15,090)       (13,508)       (31,452)
       Acquisition of Italian distributor                                       --             --          (14,086)
       Other, net                                                             (1,605)          (567)          (269)
--------------------------------------------------------------------------------------------------------------------
               Net cash provided (used) by investing activities              (15,427)        11,681        (45,807)
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
       Net borrowings (payments) under short-term
           credit facilities                                                    --          (22,513)        12,462
       Proceeds from long-term obligations                                      --              525        173,990
       Payments on long-term debt and capital lease obligations              (17,733)        (8,137)       (50,682)
       Issuance of common stock                                                1,588          1,535          1,567
       Tax benefit from stock option plans                                       503            426            385
--------------------------------------------------------------------------------------------------------------------
               Net cash provided (used) by financing activities              (15,642)       (28,164)       137,722
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          341            376            (51)
--------------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                          54,947         32,008          3,100
Cash and equivalents at beginning of year                                     38,389          6,381          3,281
--------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                          $93,336        $38,389         $6,381
--------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
       Interest paid                                                         $18,916        $22,194        $13,688
       Income taxes paid (refunded)                                           (2,671)         4,428          2,648


The accompanying notes are an integral part of these consolidated financial statements.


20   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(Dollars in Thousands except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The consolidated financial statements include the accounts of The Timberland Company and its subsidiaries (the "Company"). All material intercompany transactions have been eliminated in consolidation.

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

Excess of Cost Over Fair Value of Net Assets Acquired
The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $9,187 and $7,503 at December 31, 1996 and 1995, respectively.

Accrued Insurance Costs
The Company is self-insured for workers' compensation, healthcare, dental, and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

New Accounting Pronouncements
The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of", effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adopting SFAS No. 121 did not have a material effect on the Company's consolidated financial statements.

During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". The Company has continued to apply the provisions of APB Opinion No. 25 to its stock-based compensation awards to employees and has disclosed the required pro forma effect on net income and earnings per share in note 15.

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

Earnings Per Share
Earnings per share are calculated by dividing net income for each period by the weighted average number of common shares outstanding and share equivalents during each period. Fully diluted earnings per share are not materially different from primary earnings per share.





                                                     THE TIMBERLAND COMPANY   21

FINANCIAL REVIEW

2. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent, including offsetting positions, of foreign exchange contracts at December 31, 1996 and 1995 along with maturity dates, net unrealized gain (loss), and net unrealized gain (loss) deferred.

                                            Contract                   Unrealized     Unrealized         Net       Net Unrealized
                                             Amount          Maturity     Gross          Gros         Unrealized      Gain (Loss)
 December 31, 1996                     ($U.S. Equivalent)      Date       Gain          (Loss)        Gain (Loss)      Deferred

Pounds Sterling                               $8,104           1997         $71           $(872)          $(801)          $(534)
Deutsche Marks                                 4,836           1997         209            --               209             168
French Francs                                  2,379           1997         202            --               202             174
Italian Lire                                  19,153           1997          18            (292)           (274)           (147)
Spanish Pesetas                                1,928           1997        --               (15)            (15)           --
---------------------------------------------------------------------------------------------------------------------------------
Total                                        $36,400                       $500         $(1,179)          $(679)          $(339)
---------------------------------------------------------------------------------------------------------------------------------


December 31, 1995
Pounds Sterling                               $5,547           1996        $112         $  --              $112            $112
Deutsche Marks                                 5,892           1996         135             (55)             80              17
French Francs                                  3,355           1996          75             (23)             52               5
Italian Lire                                  13,555           1996           5            (367)           (362)           (236)
Spanish Pesetas                                2,044           1996        --                (9)             (9)             (9)
---------------------------------------------------------------------------------------------------------------------------------
Total                                        $30,393                       $327           $(454)          $(127)          $(111)
---------------------------------------------------------------------------------------------------------------------------------


The unrealized net loss deferred on such contracts as of December 31, 1996 and 1995 was $(339) and $(111), respectively. Unrealized gains or losses are determined based on the difference between the settlement and year-end rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions , thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for uncollectible accounts receivable of $3,540 and $2,658 at December 31, 1996 and 1995, respectively.




22   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

3. RESTRUCTURING CHARGE

During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, reduced its manufacturing operations in the Dominican Republic and downsized its corporate office workforce due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16,000. The Company has two remaining manufacturing facilities: one in Puerto Rico and one in the Dominican Republic. All other product is sourced by the Company from third party contract manufacturers.

Of the total charge for restructuring, $9,914 related to anticipated losses associated with the disposal of assets and was a non-cash item; $3,891 related to payments for contractual lease obligations and expenditures to close idle facilities; and $2,195 related to payments for severance and other employee liabilities.

The Company has substantially completed these restructuring actions. Cash expenditures related to the restructuring plan of $4,583 have been incurred through December 31, 1996. The Company has funded the restructuring plan from internal sources and available borrowing capacity.


4. OTHER INCOME

On January 26, 1995, the Company appointed Inchcape plc ("Inchcape") as the exclusive distributor of Timberland(R) products throughout most of the Asia/Pacific region. The agreement with Inchcape included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries and future consideration provided to Inchcape for the total sum of $24,000. During the third quarter of 1995, this agreement was amended to include South Korea. These transactions resulted in a pre-tax gain of approximately $12,107.

In 1994, combined revenues of the Company's Australian and New Zealand subsidiaries accounted for less than 2% of total consolidated revenues.


5. ACQUISITION OF ITALIAN DISTRIBUTOR

In April 1994, the Company entered into a Distributorship Termination Agreement (the "Termination Agreement") with its Italian distributor, which terminated all Italian distribution rights of the distributor on May 31, 1994. In accordance with the Termination Agreement, the Company also acquired certain assets of the distributor. Effective on the termination date, the Company assumed the distribution of its own products in Italy. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's Italian business have been included in the consolidated statements of operations from the acquisition date. The results of the Italian operations are not significant to the consolidated results of operations and, accordingly, pro forma data has been omitted. The total purchase price of $14,086 exceeded the fair value of net assets acquired, consisting primarily of inventory, by $8,979. This excess is being amortized on a straight-line basis over 10 years.


6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,                                1996                                   1995
                            -----------------------------------     -----------------------------------
                                Carrying or                             Carrying or
                              Contract Amount      Fair Value         Contract Amount      Fair Value
Cash and
equivalents(1)                  $ 93,336           $ 93,336             $ 38,389            $ 38,389
Long-term
debt(2)                          189,454            199,011              207,187             220,494
Foreign currency
contracts(3)                      36,400             37,079               30,393              30,520

1 The carrying amounts of cash and equivalents approximate their fair values. 2 The fair value of the Company's long-term debt are estimated based on current rates available to the Company as of December 31, 1996 and 1995 for debt of the same remaining maturities.
3 The fair value of foreign currency contracts are estimated by obtaining the appropriate year-end rates as of December 31, 1996 and 1995, respectively.


7. INVENTORIES

Inventories consist of the following:

December 31,                                    1996           1995
 Raw materials                               $  9,770      $  10,374
 Work-in-process                                3,979          5,494
 Finished goods                               145,309        164,768
-------------------------------------------------------------------------
 Total                                       $159,058       $180,636
-------------------------------------------------------------------------


8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

December 31,                                    1996          1995
 Land and improvements                      $   1,149      $    649
 Building and improvements                     34,263        31,534
 Machinery and equipment                       59,000        52,788
 Lasts, patterns and dies                       9,238         8,869
 Assets held for sale                               -         2,097
-------------------------------------------------------------------------
 Total                                       $103,650       $95,937
-------------------------------------------------------------------------

Property, plant and equipment are stated at cost, except for assets held for sale which are stated at net realizable value.



                                                  THE TIMBERLAND COMPANY   23

FINANCIAL REVIEW

9. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Years Ended December 31,                             1996                         1995                          1994
                                         -------------------------     --------------------------      -------------------------
                                          Current        Deferred        Current        Deferred         Current       Deferred
 Federal                                  $ 5,357        $   637        $(5,255)        $(3,920)        $ 5,713        $ 1,548
 State                                      1,411             36           (228)          1,046           1,984            713
 Puerto Rico                                  468            232            195             314             289            122
 Foreign                                    2,378           --              717            --                33
---------------------------------------------------------------------------------------------------------------------------------
 Total                                    $ 9,614        $   905        $(4,571)        $(2,560)        $ 8,019        $ 2,383
---------------------------------------------------------------------------------------------------------------------------------

The deferred tax provision (benefit) consists of the following:

Years Ended December 31,                                                    1996             1995              1994

(Increase) decrease in reserves not currently deductible                  $ 2,058          $(6,058)          $(1,111)
Tax depreciation over (under) book depreciation and amortization           (2,483)            (900)            2,624
Puerto Rico tollgate taxes                                                    232              314               122
Undistributed foreign earnings                                                720            4,159               849
Other, net                                                                    378              (75)             (101)
------------------------------------------------------------------------------------------------------------------------
Total                                                                     $   905          $(2,560)          $ 2,383
------------------------------------------------------------------------------------------------------------------------


The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,
                                                      1996           %          1995          %         1994           %
Federal income tax at statutory rate               $ 10,828        35.0%    $ (6,568)      (35.0)%   $  9,839        35.0%
Federal tax exempt operations in Puerto Rico         (2,973)       (9.6)      (1,242)       (6.6)      (1,834)       (6.5)
State taxes, net of applicable federal benefit        1,232         4.0         (207)       (1.1)       1,753         6.2
Other, net                                            1,432         4.6          886         4.7          644         2.3
-----------------------------------------------------------------------------------------------------------------------------
Total                                              $ 10,519        34.0%    $ (7,131)      (38.0)%   $ 10,402        37.0%
-----------------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences and carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31 consist of the following:

                                                                        1996                              1995
                                                         -------------------------------      -----------------------------
                                                            Assets          Liabilities          Assets        Liabilities
 Current
        Inventories                                           2,812          $   --            $  2,446          $   --
        Receivable allowances                                 3,505              --               3,589              --
        Intercompany profit elimination                         713              --               1,070              --
        Other                                                 2,137              --               2,300              --
---------------------------------------------------------------------------------------------------------------------------
 Total                                                     $  9,167          $   --            $  9,405          $   --
---------------------------------------------------------------------------------------------------------------------------
 Non-current
        Accelerated depreciation and amortization          $   --            $   (187)         $  --             $ (2,670)
        Restructuring reserves                                 --                --               2,555              --
        Puerto Rico tollgate taxes                             --              (1,897)             --              (1,665)
        Undistributed foreign earnings                         --              (8,601)             --              (8,238)
        Net operating loss carry-forwards                     1,066              --               1,020              --
        Less valuation allowance                             (1,066)             --              (1,020)             --
---------------------------------------------------------------------------------------------------------------------------
 Total                                                     $   --            $(10,685)         $  2,555          $(12,573)
---------------------------------------------------------------------------------------------------------------------------




24   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

The valuation allowance at December 31, 1996 of $1,066 includes $33 and $213 which arose during 1996 and 1995, respectively. The valuation allowance relates to foreign net operating loss carry forwards that may not be realized.

The Company's consolidated income (loss) before taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rico and federal income taxes under an exemption which expires in 2002. However, if the earnings were remitted to the Company, they would be subject to a Puerto Rico tollgate tax not to exceed 10%. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico. Deferred income taxes are also provided on the undistributed earnings of the Company's foreign subsidiaries.

Losses before income taxes from foreign operations were $(100), $(3,063), and $(1,285) for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, the Company had $3,134 of foreign operating loss carry forwards available to offset future foreign taxable income. Of these operating loss carry forwards, $99 will expire in 1997, $735 will expire in 1998, $619 will expire in 1999, $506 in 2000, and $1,175 thereafter.


10. NOTES PAYABLE

On June 21, 1996, the Company entered into an unsecured committed revolving credit agreement (the "Credit Agreement") with a group of banks. The Credit Agreement provides for up to $80,000 in letters of credit under an overall $100,000 committed facility expiring on June 21, 1998. Under the terms of the Credit Agreement, the Company may borrow at interest rates based upon the lenders' cost of funds (5.65% at December 31, 1996). The Agreement provides for a facility fee of 3/8% per annum on the full commitment , places limitations on the payment of dividends and the incurrence of additional debt, and contains certain other financial and operating covenants.


Additionally, the Company had uncommitted lines of credit available from certain banks totaling $14,000 at December 31, 1996, of which none was outstanding at year end. Borrowings under these lines are at prevailing money market rates (5.59% at December 31, 1996). These arrangements may be terminated at any time at the option of the banks or the Company.

There were no outstanding balances under short-term borrowing arrangements at December 31, 1996 or 1995.

There were no short-term borrowings outstanding at any month end during 1996. The maximum short-term borrowings at any month end were $83,000 and $119,200 during 1995 and 1994, respectively. Average borrowings under all short-term credit arrangements were $46,270 in 1995 and $65,790 in 1994. The weighted average interest rates were 6.55% and 5.38% in 1995 and 1994, respectively.



11. LONG-TERM DEBT

Long-term debt consists of the following as of December 31:

                                     Interest        Year of
                                       Rate         Maturity           1996               1995

 Senior Notes                          8.94%          2001            $106,000           $106,000
 Senior Notes                          7.16           2000              55,000             65,000
 Senior Notes                          9.70          1997-99            21,000             28,000
 Industrial revenue bonds              6.20           2014               5,345              5,345
 Other                                 6.00           1999               2,109              2,842
                                                                       189,454            207,187
 Less-current maturities                                               (17,778)            (7,733)
---------------------------------------------------------------------------------------------------
 Total                                                                $171,676           $199,454
---------------------------------------------------------------------------------------------------

In both November 1996 and February 1997, the Company prepaid $10,000 of the unsecured notes maturing in the year 2000. The prepayment in February 1997 has been classified in current maturities as of December 31, 1996. The notes place limitations on the payment of dividends and the incurrence of additional debt, and also require maintenance of certain operational and financial covenants.




                                                     THE TIMBERLAND COMPANY   25

FINANCIAL REVIEW

The industrial revenue bonds bear interest at 6.20% through November 30, 1999, at which time the rate will be reset for another five-year period. According to the terms of the bonds, at every fifth anniversary, beginning in 1989 and continuing to the maturity date, the Company is required to repurchase any bonds tendered by the bondholders at face value. The next anniversary date will occur in November 1999 prior to the 1999 rate reset. The bonds are collateralized by a mortgage on certain real estate and equipment and contain financial and operational covenants and limitations similar to the Credit Agreement described in Note 10. Additionally, the Company has obtained an irrevocable standby letter of credit which secures the outstanding principal of the bonds through 1999.

The Company's long-term debt at December 31, 1996 is scheduled to become due as follows:

 1997                                  $ 17,778
 1998                                     7,826
 1999                                     7,505
 2000                                    45,000
 2001                                   106,000
 Thereafter                               5,345
----------------------------------------------------
 Total                                 $189,454
----------------------------------------------------


12. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms and certain equipment under noncancellable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all noncancellable leases as of December 31, 1996 are as follows:

 1997                                           $ 15,373
 1998                                             13,952
 1999                                             12,508
 2000                                             11,247
 2001                                             10,032
 Thereafter                                       38,122
-----------------------------------------------------------
 Total                                          $101,234
-----------------------------------------------------------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease.

Rental expense for all operating leases was $17,189, $16,196 and $9,726 for the years ended December 31, 1996, 1995 and 1994, respectively.





26   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

13. INDUSTRY SEGMENT AND GEOGRAPHICAL AREA INFORMATION

The Company operates in a single industry segment which includes the designing, engineering, marketing and distribution of footwear products for men, women and children and apparel and accessories products for men and women. These products are sold in the United States and in more than 60 countries worldwide, primarily through independent retailers, better-grade department stores and athletic stores. TimberlandRegistration Mark products are also sold through TimberlandRegistration Mark specialty stores and factory outlet stores devoted exclusively to Timberland products. The following summarizes the Company's operations in different geographical areas for the years ended December 31, 1996, 1995 and 1994, respectively.

                                                                                                   Adjustments
                                                          United                       Other           and
1996                                                      States        Europe        Foreign      Eliminations  Consolidated

 Revenues from unaffiliated customers                  $ 517,781      $ 172,192     $    --         $   --        $ 689,973
 Transfers between geographic areas                       65,850            -          19,588        (85,438)          --
------------------------------------------------------------------------------------------------------------------------------
 Geographic revenues                                     583,631        172,192        19,588        (85,438)       689,973
------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)                                  43,375          8,311        (1,665            868         50,889
------------------------------------------------------------------------------------------------------------------------------
 Identifiable assets at December 31, 1996                383,512        144,509        11,935        (90,370)       449,586
------------------------------------------------------------------------------------------------------------------------------

1995
 Revenues from unaffiliated customers                  $ 498,144      $ 156,098     $     896      $    --        $ 655,138
 Transfers between geographic areas                       56,149            -          25,865        (82,014)          --
------------------------------------------------------------------------------------------------------------------------------
 Geographic revenues                                     554,293        156,098        26,761        (82,014)       655,138
------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)                                 (16,207)         6,314           220          2,740         (6,933)
------------------------------------------------------------------------------------------------------------------------------
 Identifiable assets at December 31, 1995                397,643         91,822         7,095        (75,152)       421,408
------------------------------------------------------------------------------------------------------------------------------

1994
 Revenues from unaffiliated customers                  $ 505,182      $ 123,304     $   9,611      $    --        $ 638,097
 Transfers between geographic areas                       78,195            -          34,530       (112,725)          --
------------------------------------------------------------------------------------------------------------------------------
 Geographic revenues                                     583,377        123,304        44,141       (112,725)       638,097
------------------------------------------------------------------------------------------------------------------------------
 Operating income                                         41,783          3,008         1,615         (2,790)        43,616
------------------------------------------------------------------------------------------------------------------------------
 Identifiable assets at December 31, 1994                468,637        132,199        22,140       (149,712)       473,264
------------------------------------------------------------------------------------------------------------------------------

Export sales from the United States to unaffiliated customers, principally to distributors, amounted to 5.0% in 1996, and 6.1% in each of 1995 and 1994 of consolidated revenues.



                                                     THE TIMBERLAND COMPANY   27

FINANCIAL REVIEW

14. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects except that shares of Class A Common Stock carry one vote per share while the shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. On February 14, 1996, 1,080 shares of Class B Common Stoc k were converted to Class A Common Stock.


15. STOCK AND EMPLOYEE BENEFIT PLANS

Under its 1987 Stock Option Plan, as amended (the "1987 Plan"), the Company has reserved 2,100,000 shares of Class A Common Stock for the granting of stock options to its employees. Pursuant to the terms of the 1987 Plan, grants may be made by the Board of Directors from time to time, but no grant shall be made after February 3, 1997. The option price per share shall not be less than the fair market value of stock at the time such option is granted in the case of options intended to qualify as "incentive" stock options under the Internal Revenue Code of 1986, as amended, and shall not be less than 50% of such fair market value in the case of "non-qualified" stock options for employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. All stock options have been granted at fair market value. Stock options which have been granted under the 1987 Plan become exercisable in equal installments over four years beginning one year after the grant date, except for options granted in March 1995 to certain employees in lieu of cash bonus awards for 1994, which fully vest after one year and expire six months after the date of full vesting. In addition to the 1987 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.

On December 19, 1995, the Board of Directors approved a plan to reprice outstanding options which had been granted under the 1987 Plan. Under the repricing plan, employees could have elected to exchange some or all of their stock options issued under the 1987 Plan for new stock options repriced at an exercise price of $20.50, the fair market value on December 19, 1995, covering a reduced number of shares based on a formula. Repriced stock options will expire on the same date as the original stock options, and have an extended vesting period of one year. Any repriced options exercisable as of December 19, 1995 could not be exercised prior to December 19, 1996. Stock options to purchase up to 609,050 shares (when originally granted) at per share exercise prices ranging from $21.38 to $83.25 were repriced, resulting in stock options to purchase up to 322,120 shares being granted.

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

Options granted under the 1987 Plan and the 1991 Plan generally expire ten years after the date of grant.

Options for 297,202, 379,881 and 292,344 shares were exercisable under all option arrangements at December 31, 1996, 1995 and 1994, respectively. Under the existing stock option plans there were 1,112,283 and 1,053,031 shares available for future grants at December 31, 1996 and 1995, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 1996, 1995 and 1994:
                              Number of             Per Share     Weighted-Average
                               Shares              Option Price    Exercise Price

--------------------------------------------------------------------------------
 January 1, 1994                754,686          $  6.38-83.25          $29.94
--------------------------------------------------------------------------------
 Granted                        693,125            21.38-46.63          37.48
 Exercised                      (59,551)            6.38-32.00          13.85
 Canceled                      (127,621)            6.38-83.25          36.67
--------------------------------------------------------------------------------
 December 31, 1994            1,260,639             6.38-83.25          34.17
--------------------------------------------------------------------------------
 Granted                        531,105            19.50-31.13          22.37
 Exercised                      (59,784)            6.38-26.00          13.85
 Canceled                      (830,524)            8.75-83.25          41.41
--------------------------------------------------------------------------------
 December 31, 1995              901,436             6.38-83.25          21.86
--------------------------------------------------------------------------------
 Granted                        194,900            17.38-39.00          22.43
 Exercised                      (89,557)            6.38-26.00          11.39
 Canceled                      (254,152)            6.38-83.25          30.76
--------------------------------------------------------------------------------
 December 31, 1996              752,627             6.38-83.25          20.25
--------------------------------------------------------------------------------


28   THE TIMBERLAND COMPANY

                                                                FINANCIAL REVIEW

The following summarizes information about all stock options outstanding at December 31, 1996:

                                    Options Outstanding                                  Options Exercisable
                    -------------------------------------------------------      -----------------------------------
                     Number           Weighted-Average                            Number
Range of             Outstanding      Remaining           Weighted-Average        Exercisable      Weighted-Average
Exercise Prices      at 12/31/96      Contractual Life    Exercise Price          at 12/31/96      Exercise Price


$ 6.38-9.25            44,310         4.1 years             $  6.95                  44,310              $ 6.95
12.00-19.50           191,984             6.3                 15.62                 106,146               14.15
      20.50           298,319             6.6                 20.50                  76,629               20.50
21.00-26.00           159,264             8.1                 22.40                  53,648               23.49
31.13-39.00            55,750             8.6                 36.62                  14,283               34.66
46.63-83.25             3,000             6.9                 75.66                   2,186               76.50
--------------------------------------------------------------------------------------------------------------------
 Total                752,627             6.8                 20.25                 297,202               17.84
--------------------------------------------------------------------------------------------------------------------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended on May 18, 1995 (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 23,807 shares in 1996, 33,030 shares in 1995 and 31,016 shares in 1994 at prices ranging from $17.11 to $19.55. At December 31, 1996, a total of 61,646 shares were available for future purchases. Compensation cost is recognized for the fair value of the employee's purchase rights. The weighted-average fair value of those purchase rights granted in 1996 and 1995 were $6.08 and $5.96, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued during 1996 and 1995 been determined under the provisions of SFAS No. 123, the Company's net income and earnings per share would have been $19,378 and $1.72 in 1996 and the net loss and loss per share would have been $12,498 and $1.12 in 1995. The pro forma effect on net income and earnings per share for 1996 and 1995 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of each stock option granted in 1996 and 1995 under the Company's plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1996 and 1995, respectively: expected volatility of 55.9% and 52.6%; risk-free interest rates of 6.1% and 5.9%; expected lives of 4 and 3 years; no dividend payments. The weighted-average fair values per share of stock options granted during 1996 and 1995 were $11.04 and $8.13, respectively.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 2% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company's contribution expense was $542 in 1996, $499 in 1995 and $334 in 1994.

The Company maintains a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) Plan who are at least 21 years of age with one or more years of service. Contributions are at the discretion of the Company and fully vest to the employee upon completing three years of service. The Company's contribution expense was $230 in 1996, $175 in 1995 and $360 in 1994.


16. LITIGATION

The Company is involved in various litigation and legal matters which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

The Company and two of its officers and directors have been named as defendants in two actions filed in the United States District Court for the District of New Hampshire, one filed by




                                                     THE TIMBERLAND COMPANY   29

FINANCIAL REVIEW

Jerrold Schaffer on December 12, 1994 and the other filed by Gershon Kreuser on January 4, 1995. On April 24, 1995, the District Court granted plaintiffs' motion, assented to by defendants, to consolidate the two actions. On June 23, 1995, plaintiffs filed a consolidated amended complaint (the "Amended Complaint") with the District Court. The Amended Complaint alleges that defendants violated federal securities laws by making material misstatements and omissions in certain of the Company's public filings and statements in 1994. Specifically, the Amended Complaint alleges that such statements and omissions had the effect of artificially inflating the market price for the Company's Class A Common Stock until the disclosure by the Company on December 9, 1994 of its expectation that results for the fourth quarter were not likely to meet analysts' anticipated levels. Damages are unspecified. On March 18, 1996, the District Court denied defendants' motion to dismiss the Amended Complaint. On March 19, 1996, the District Court granted plaintiffs' motion for class certification for all purchasers of the Company's Class A Common Stock between May 12, 1994 and December 9, 1994. Management believes this action is without merit and intends to defend it vigorously. Accordingly, at this time, management does not expect the outcome of such litigation to have a material adverse effect on the Company's consolidated financial statements.


17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 1996, 1995 and 1994, respectively (Dollars in Thousands
Except Per Share Data):


------------------------------------------------------------------------------------------------------------------
 1996 Quarter Ended                        March 29              June 28          September 27         December 31
------------------------------------------------------------------------------------------------------------------
 Revenues                                   $ 127,684           $ 113,648           $ 227,547           $ 221,094
 Gross profit                                  46,025              40,081              83,301              82,502
 Net income (loss)                               (975)             (6,880)             16,901              11,373
 Earnings (loss) per share                       (.09)               (.61)               1.51                 .99


------------------------------------------------------------------------------------------------------------------
 1995 Quarter Ended                        March 31(1)           June 30(2)       September 29(1)      December 31
------------------------------------------------------------------------------------------------------------------
Revenues                                    $ 141,583           $ 125,143           $ 212,597           $ 175,815
Gross profit                                   44,972              36,079              63,556              58,790
Net income (loss)                                 919             (20,381)              7,068                 759
Earnings (loss) per share                         .08               (1.83)                .63                 .07


------------------------------------------------------------------------------------------------------------------
 1994 Quarter Ended                        April 1               July 1           September 30         December 31
------------------------------------------------------------------------------------------------------------------
Revenues                                    $ 108,318           $ 127,254           $ 222,188           $ 180,337
Gross profit                                   32,716              40,459              76,520              59,700
Net income (loss)                              (1,619)                145              16,329               2,855
Earnings (loss) per share                        (.14)                .01                1.45                 .26

1 Includes non-recurring pre-tax gains of $7.4 million and $4.7 million in the first and third quarters of 1995, respectively.
2 Includes a $16.0 million pre-tax restructuring charge in the second quarter of 1995.

30   THE TIMBERLAND COMPANY

                                                    INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 5, 1997


                                                     THE TIMBERLAND COMPANY   31

CORPORATE INFORMATION

DIRECTORS

Robert M. Agate
(Retired) Senior Executive Vice President and
Chief Financial Officer
Colgate-Palmolive Company

John F. Brennan
Dean of the School of Management
Suffolk University

Ian W. Diery
Consultant

John A. Fitzsimmons
Senior Vice President-Consumer Electronics
Circuit City Stores, Inc.

Jeffrey B. Swartz
Executive Vice President and Chief Operating Officer
The Timberland Company

Sidney W. Swartz
Chairman, President and Chief Executive Officer
The Timberland Company

Abraham Zaleznik
Professor Emeritus
Harvard Business School


CORPORATE OFFICERS

Sidney W. Swartz
Chairman, President and Chief Executive Officer

Jeffrey B. Swartz
Executive Vice President and Chief Operating Officer

Keith D. Monda
Senior Vice President-Finance and Administration and
Chief Financial Officer

Gregory W. VanWormer
Senior Vice President-General Manager
Apparel/Retail/Marketing

Dennis W. Hagele
Vice President-Finance and
Corporate Controller (Chief Accounting Officer)

Jane E. Owens
Vice President and General Counsel and Assistant Secretary

Carden N. Welsh
Treasurer

John E. Beard
Secretary
Partner, Ropes & Gray

CORPORATE COUNSEL

Ropes & Gray
Boston, Massachusetts


INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Boston, Massachusetts


ANNUAL MEETING OF SHAREHOLDERS

May 16, 1997 at 9:30 a.m.
The Timberland Company Headquarters
200 Domain Drive
Stratham, New Hampshire 03885


FORM 10-K

This report is available at no charge upon written request from the Investor Relations Department, The Timberland Company, 200 Domain Drive, Stratham, New Hampshire 03885, telephone 603.772.9500.


CLASS A COMMON STOCK LISTING

New York Stock Exchange: TBL


STOCK CERTIFICATES, NAME CHANGES OR TRANSFERS

The First National Bank of Boston
c/o Boston EquiServe
Mail Stop 45-01-05
P.O. Box 644
Boston, Massachusetts 02102-0644
617.575.3120








Timberland, [Timberland logo], The Boot Company, Active Comfort
Technology and ACT are trademarks or registered trademarks of The Timberland Company. City Year is a registered trademark of City Year, Inc.

(C)The Timberland Company 1997. All Rights Reserved.


32   THE TIMBERLAND COMPANY