Form 10-K405, Exhibit 13
period 1997-12-31
TIMBERLAND CO
filed 1998-03-26
CIK 814361

                                                                      EXHIBIT 13


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF OPERATIONS DATA
(Dollars in Thousands, Except Per Share Data)

Years Ended December 31,                     1997           1996            1995             1994            1993
------------------------                     ----           ----            ----             ----            ----
Revenue                                  $796,458       $689,973        $655,138         $638,097        $420,062
Net income (loss)                          47,321         20,419         (11,635)          17,710          22,521
Basic earnings (loss) per share              4.20           1.84           (1.06)            1.63            2.08
Diluted earnings (loss) per share            4.03           1.81           (1.06)            1.58            2.01


SELECTED BALANCE SHEET DATA
(Dollars in Thousands)

December 31,                                 1997           1996            1995             1994            1993
------------                                 ----           ----            ----             ----            ----
Cash and equivalents                    $  98,771       $ 93,336       $  38,389       $    6,381      $    3,281
Working capital                           242,911        269,603         268,115          266,529         155,660
Total assets                              420,003        449,586         421,408          473,264         290,611
Notes payable                                  -              -               -            22,513          10,061
Total long-term debt                      100,000        189,454         207,187          214,815          91,491
Stockholders' equity                      214,895        165,360         142,221          149,090         128,363


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with "The Year in Review" and the consolidated financial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

Years Ended December 31,                            1997                      1996                       1995(1)
------------------------                            ----                      ----                       -------
Revenue                                   $  796,458     100.0%      $689,973       100.0%      $655,138        100.0%
Gross profit                                 311,921      39.2        251,909        36.5        203,397         31.0
Total operating expenses                     228,068      28.6        201,020        29.1        210,330         32.1
Operating income (loss)                       83,853      10.5         50,889         7.4         (6,933)        (1.1)
Interest expense                              14,833       1.9         20,582         3.0         22,861          3.5
Net income (loss)                             47,321       5.9         20,419         3.0        (11,635)        (1.8)
Basic earnings (loss) per share           $     4.20                 $   1.84                   $  (1.06)
   Average shares outstanding                 11,280                   11,092                     11,000
Diluted earnings (loss) per share         $     4.03                 $   1.81                   $  (1.06)
   Average shares outstanding                 11,737                   11,255                     11,000

(1) Includes a $16.0 million pre-tax restructuring charge in 1995 which reduced earnings and earnings per share by $9.9 million and $.90, respectively, and a $12.1 million non-recurring pre-tax gain in 1995 which increased earnings and earnings per share by $7.5 million and $.68, respectively.



                                                    THE TIMBERLAND COMPANY    13

FINANCIAL REVIEW

Revenue increased 15.4% to $796.5 million in 1997 from $690.0 million in 1996 and $655.1 million in 1995. The increases in 1997 and 1996 were the result of unit volume growth in footwear and apparel. Footwear revenue was $593.0 million in 1997, $511.3 million in 1996 and $483.1 million in 1995. This represents an increase of 16.0% in 1997 and an increase of 5.8% in 1996 each compared to the prior year. Revenue attributable to apparel and accessories was $193.8 million in 1997, $172.4 million in 1996 and $162.3 million in 1995. This represents an increase of 12.5% in 1997 and an increase of 6.2% in 1996 each compared to the prior year. Domestic revenue amounted to $578.4 million in 1997, $485.4 million in 1996 and $459.8 million in 1995, or 72.6%, 70.4% and 70.2% of total revenue for each of the three years, respectively.

    The gross profit margin was 39.2% in 1997, 36.5% in 1996 and 31.0% in 1995. The increase in the margin percent in 1997 from 1996 was due primarily to the introduction of higher margin products and lower unit costs in footwear manufacturing and sourcing. The increase in the gross margin percent in 1996 from 1995 was due primarily to improved manufacturing efficiencies, an expanded and enhanced sourcing effort, improvements in sales returns and allowances and fewer off-price sales.

    During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, reduced its manufacturing operations in the Dominican Republic and downsized its corporate work force due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16.0 million and the elimination of approximately 1,800 positions. Of the total charge for restructuring in 1995, $9.9 million related to anticipated losses associated with the disposal of assets and was a non-cash item; $3.9 million related to payments for contractual lease obligations and anticipated expenditures to close idle facilities; and $2.2 million related to payments for severance and other employee liabilities. The Company has completed the restructuring.

    Operating expense was $228.1 million or 28.6% of revenue in 1997, $201.0 million or 29.1% of revenue in 1996 and $210.3 million or 32.1% of revenue in 1995. Operating expense increased $27.1 million in 1997 from 1996 principally due to higher sales volume and higher expenditures for marketing and product development. Operating expense in 1996 increased $6.7 million from 1995, excluding the restructuring charge. This increase in operating expense in 1996 was principally a result of increased selling expense attributable to increased sales volume in both footwear and apparel and accessories.

    Operating income, which is pre-tax earnings before interest and other expense, was $83.9 million in 1997, $50.9 million in 1996 and $9.1 million in 1995 (excluding the restructuring charge). As a percentage of revenue, operating income was 10.5% in 1997, 7.4% in 1996 and 1.4% in 1995 (excluding the restructuring charge).

    Interest expense was $14.8 million in 1997 compared to $20.6 million in 1996 and $22.9 million in 1995. The decrease in the successive years was due to lower levels of borrowings.

    In January 1995, the Company appointed Inchcape plc ("Inchcape") as the exclusive distributor of Timberland(R) products throughout most of the Asia/Pacific region. The agreement with Inchcape also included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries for a total sum of $24.0 million. The agreement, as amended, resulted in a non-recurring pre-tax gain of approximately $12.1 million in 1995. The gain is included in "Other expense (income)" in the Consolidated Statements of Operations.

    The effective income tax rate was 30.0% in 1997, 34.0% in 1996 and 38.0% in 1995. For an analysis of the changes in the effective tax rate, see the "Income Taxes" note (Note 8) to the Company's consolidated financial statements.

    The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.


LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $113.8 million in 1997, $85.7 million in 1996 and $48.1 million in 1995. Higher profitability and lower working capital requirements were primarily responsible for the improvements in operating cash flow in 1997 and 1996. The improvement in inventory levels experienced in 1997 and 1996 was due to strengthening supply chain management, which enhanced reliability and the Company's ability to react faster to market place change. Inventory turns were 2.9 times in 1997 compared to 2.3 times in 1996 and 1.9 times in 1995. Days sales outstanding at December 31, 1997 were 29 days compared to 41 days at


14     THE TIMBERLAND COMPANY

December 31, 1996 and 49 days at December 31, 1995. Domestic wholesale days sales outstanding were 36 days, 52 days and 63 days at the end of 1997, 1996 and 1995, respectively.

    Net cash used by investing activities amounted to $25.2 million in 1997, $25.7 million of which was for capital expenditures. Net cash used by investing activities amounted to $15.4 million in 1996, $15.1 million of which was for capital expenditures. Cash provided by investing activities amounted to $11.7 million in 1995, due primarily to the $24.0 million cash proceeds received from the agreement with Inchcape partially offset by capital expenditures of $13.5 million. A significant portion of capital expenditures during the three years ended December 31, 1997 was for distribution and transportation equipment, manufacturing machinery and equipment, retail store improvements and information systems improvements.

    During 1997, 1996 and 1995, net cash used in financing activities amounted to $82.7 million, $15.6 million and $28.2 million, respectively. In 1997, $89.5 million was used to repay long-term debt, including prepayments totaling $82.0 million. The 1996 amount reflects the repayment of $17.7 million in long-term debt, including a prepayment of $10.0 million. During 1995, $22.5 million in short-term debt and $8.1 million in long-term debt were repaid.

    The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On June 21, 1996, the Company entered into a revolving credit agreement to provide for up to $80.0 million in letters of credit under an overall $100.0 million committed facility. The agreement expires on June 21, 1998.

    The Company's debt to capital ratio was 31.8% at December 31, 1997, 53.4% at December 31, 1996 and 59.3% at December 31, 1995.

    Management believes that the Company's capital needs for 1998 will be met through its existing credit facilities and cash flow from operations without the need for additional permanent financing. However, the Company's ability to obtain any replacement credit facilities will depend upon prevailing market conditions and the terms and conditions of such replacement facilities.


NEW ACCOUNTING PRONOUNCEMENTS

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the consolidated financial statements.


YEAR 2000

The Company utilizes and is dependent upon its financial, operational and planning information systems in all phases of its business functions. Most of these systems were purchased as packaged applications from external vendors. In 1996, the Company made a preliminary assessment of the capabilities of its systems to recognize and process dates properly in the year 2000 and beyond. Based on the findings of this assessment, the Company determined that, while some of its systems are year 2000 compliant, modifications will be required to others. The Company has developed and is implementing a plan to render its enterprise business systems year 2000 compliant by the end of 1998. The Company is also seeking to obtain commitments of year 2000 compliance from external vendors and to develop alternative solutions to minimize the impact on the Company in the event such vendors do not meet their year 2000 commitments. Management believes that the cost of completing this plan will not have a material adverse effect on the Company's current financial position, liquidity or results of operations.


                                                    THE TIMBERLAND COMPANY    15

FORWARD-LOOKING INFORMATION

Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or capital or liquidity needs. However, as discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 1997, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995", investors should be aware of factors that could affect the Company's actual results and could cause such results to differ from those contained in forward-looking statements made by or on behalf of the Company. These factors include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.


QUARTERLY MARKET INFORMATION AND RELATED MATTERS

The Company's Class A Common Stock is traded on the New York Stock Exchange under the symbol TBL. There is no market for shares of the Company's Class B Common Stock; however, shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis and will automatically be converted upon any transfer (except for estate planning transfers and any transfer approved by the Board of Directors).

    The following table presents the high and low closing sales prices of the Company's Class A Common Stock for the past two years as reported by the New York Stock Exchange.

                                               1997                                     1996
                                               ----                                     ----
                                        HIGH             LOW                    High               Low
                                        ----             ---                    ----               ---
First Quarter                         $47             $37 3/4                   $22              $18 1/4
Second Quarter                         67 1/8          43 1/8                   24 3/4            21 1/8
Third Quarter                          79              61                       23                17
Fourth Quarter                         82 7/8          51 3/4                   40 1/8            20 1/2

As of March 3, 1998, the number of record holders of the Company's Class A Common Stock was approximately 700 and the number of record holders of the Company's Class B Common Stock was 8. The closing sales price of the Company's Class A Common Stock on March 3, 1998 was $73 7/8 per share.

    No cash dividends have ever been declared on either the Company's Class A or Class B Common Stock and none are contemplated in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements (See notes to the consolidated financial statements).

FINANCIAL REVIEW

16     THE TIMBERLAND COMPANY

CONSOLIDATED BALANCE SHEETS
As of December 31, 1997 and 1996

(Dollars in Thousands, Except Per Share Data)                                                     1997             1996
ASSETS
Current assets
    Cash and equivalents                                                                      $ 98,771          $ 93,336
    Accounts receivable, net of allowance for doubtful accounts
        of $3,742 in 1997 and $3,540 in 1996                                                    75,793           100,556
    Inventory                                                                                  142,613           159,058
    Prepaid expense                                                                             12,856             9,351
    Deferred income taxes                                                                       11,973             9,167
                                                                                              --------          --------
        Total current assets                                                                   342,006           371,468
                                                                                              --------          --------
Property, plant and equipment                                                                  116,503           103,650
    Less accumulated depreciation and amortization                                             (63,593)          (54,666)
                                                                                              --------          --------
        Net property, plant and equipment                                                       52,910            48,984
                                                                                              --------          --------
Excess of cost over fair value of net assets acquired, net                                      20,902            22,587
Other assets, net                                                                                4,185             6,547
                                                                                              --------          --------
Total assets                                                                                  $420,003          $449,586
                                                                                              --------          --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current maturities of long-term debt                                                      $    --           $ 17,778
    Accounts payable                                                                            20,390            21,348
    Accrued expense
        Payroll and related                                                                     28,233            15,173
        Interest and other                                                                      32,786            35,753
        Income taxes payable                                                                    17,686            11,813
                                                                                              --------          --------
        Total current liabilities                                                               99,095           101,865
                                                                                              --------          --------
Long-term debt, less current maturities                                                        100,000           171,676
Deferred income taxes                                                                            6,013            10,685
Stockholders' equity
    Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued                      --                --
    Class A Common Stock, $.01 par value (1 vote per share); 30,000,000 shares authorized; 8,765,013 shares issued at December 31, 1997
        and 8,430,998 shares at December 31, 1996                                                   88                84
    Class B Common Stock, $.01 par value (10 votes per share); convertible into Class A shares on a one-for-one basis; 15,000,000 shares authorized; 2,605,432 shares issued at December 31, 1997 and 2,734,301
        shares at December 31, 1996                                                                 26                27
    Additional paid-in capital                                                                  68,568            61,806
    Retained earnings                                                                          147,921           100,600
    Cumulative translation adjustment                                                           (1,595)            2,963
    Less treasury stock at cost; 17,369 shares at December 31, 1997 and
        18,369 shares at December 31, 1996                                                        (113)             (120)
                                                                                              --------          --------
        Total stockholders' equity                                                             214,895           165,360
                                                                                              --------          --------
Total liabilities and stockholders' equity                                                    $420,003          $449,586
                                                                                              --------          --------


The accompanying notes are an integral part of these consolidated financial statements.


                                                     THE TIMBERLAND COMPANY   17

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1997, 1996 and 1995

(Amounts in Thousands, Except Per Share Data)                 1997              1996                1995
Revenue                                                  $ 796,458         $ 689,973           $ 655,138
Cost of goods sold                                         484,537           438,064             451,741
                                                         ---------         ---------           ---------
    Gross profit                                           311,921           251,909             203,397
                                                         ---------         ---------           ---------
Operating expense
    Selling                                                174,729           152,834             145,924
    General and administrative                              51,654            46,502              46,721
    Amortization of goodwill                                 1,685             1,684               1,685
    Restructuring charge                                        -                 -               16,000
                                                         ---------         ---------           ---------
    Total operating expense                                228,068           201,020             210,330
                                                         ---------         ---------           ---------
Operating income (loss)                                     83,853            50,889              (6,933)
                                                         ---------         ---------           ---------
Other expense (income)
    Interest expense                                        14,833            20,582              22,861
    Other, net                                               1,419              (631)           (11,028)
                                                         ---------         ---------           ---------
    Total other expense                                     16,252            19,951              11,833
                                                         ---------         ---------           ---------
Income (loss) before income taxes                           67,601            30,938             (18,766)
Provision (benefit) for income taxes                        20,280            10,519              (7,131)
                                                         ---------         ---------           ---------
Net income (loss)                                        $  47,321         $  20,419           $ (11,635)
                                                         ---------         ---------           ---------
Basic earnings (loss) per share                          $    4.20         $    1.84           $   (1.06)
                                                         ---------         ---------           ---------
Average shares outstanding                                  11,280            11,092              11,000
                                                         ---------         ---------           ---------
Diluted earnings (loss) per share                        $    4.03         $    1.81               (1.06)
                                                         ---------         ---------           ---------
Average shares outstanding                                  11,737            11,255              11,000
                                                         ---------         ---------           ---------

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW
18 THE TIMBERLAND COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 1997, 1996 and 1995

                                        Class A    Class B    Additional                   Cumulative                 Consolidated
                                         Common     Common       Paid-in     Retained     Translation     Treasury    Stockholders'
(Dollars in Thousands)                   Stock      Stock       Capital      Earnings      Adjustment      Stock         Equity
----------------------                   -----      -----       -------      --------      ----------      -----         ------
Balance, January 1, 1995                  $82       $ 27        $57,756     $  91,816       $  (471)       $(120)       $ 149,090
                                          ---       ----        -------     ---------       -------        -----        ---------
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions            1        --           1,534          --            --           --              1,535
Tax benefit from stock option plans        --        --             426          --            --           --                426
Net loss                                   --        --            --         (11,635)         --           --            (11,635)
Translation adjustment                     --        --            --            --           2,805         --              2,805
                                          ---       ----        -------     ---------       -------        -----        ---------
Balance, December 31, 1995                 83         27         59,716        80,181         2,334         (120)         142,221
                                          ---       ----        -------     ---------       -------        -----        ---------
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions            1        --           1,587          --            --           --              1,588
Tax benefit from stock option plans        --        --             503          --            --           --                503
Net income                                 --        --            --          20,419          --           --             20,419
Translation adjustment                     --        --            --            --             629         --                629
                                          ---       ----        -------     ---------       -------        -----        ---------
Balance, December 31, 1996                 84         27         61,806       100,600         2,963         (120)         165,360
                                          ---       ----        -------     ---------       -------        -----        ---------
Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions            4         (1)         4,362          --            --              7            4,372
Tax benefit from stock option plans        --        --           2,400          --            --           --              2,400
Net income                                 --        --            --          47,321          --           --             47,321
Translation adjustment                     --        --            --            --          (4,558)        --             (4,558)
                                          ---       ----        -------     ---------       -------        -----        ---------
BALANCE, DECEMBER 31, 1997                $88       $ 26        $68,568     $ 147,921       $(1,595)       $(113)       $ 214,895
                                          ---       ----        -------     ---------       -------        -----        ---------


The accompanying notes are an integral part of these consolidated financial statements.



                                                     THE TIMBERLAND COMPANY   19

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1997, 1996 and 1995

(Dollars in Thousands)                                                                   1997            1996            1995
Cash flows from operating activities:
    Net income (loss)                                                                $  47,321        $ 20,419        $(11,635)
    Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
        Deferred income taxes                                                           (7,478)            905          (2,560)
        Depreciation and amortization                                                   20,292          21,370          19,138
        Loss on disposal of property, plant and equipment                                1,564            --              --
        Gain on distributorship transaction                                               --              --           (12,107)
        Restructuring charge                                                              --              --             9,914
        Increase (decrease) in cash from changes in working capital items, net of effects of distributorship transaction:
                Accounts receivable                                                     24,799          (5,541)         29,186
                Inventory                                                               14,270          22,475          31,834
                Prepaid expense                                                         (3,707)          3,747             884
                Accounts payable                                                          (454)         (4,000)        (11,967)
                Accrued expense                                                         11,165          14,692           4,427
                Income taxes                                                             6,001          11,608          (8,999)
                                                                                     ---------        --------        --------
            Net cash provided by operating activities                                  113,773          85,675          48,115
                                                                                     ---------        --------        --------
Cash flows from investing activities:
    Proceeds from distributorship transaction                                             --              --            24,000
    Proceeds from sale of property, plant and equipment                                  3,772           1,268           1,756
    Additions to property, plant and equipment                                         (25,704)        (15,090)        (13,508)
    Other, net                                                                          (3,250)         (1,605)           (567)
                                                                                     ---------        --------        --------
            Net cash provided (used) by investing activities                           (25,182)        (15,427)         11,681
                                                                                     ---------        --------        --------
Cash flows from financing activities:
    Net payments under short-term credit facilities                                       --              --           (22,513)
    Proceeds from long-term obligations                                                   --              --               525
    Payments on long-term debt and capital lease obligations                           (89,454)        (17,733)         (8,137)
    Issuance of common stock                                                             4,372           1,588           1,535
    Tax benefit from stock option plans                                                  2,400             503             426
                                                                                     ---------        --------        --------
            Net cash used by financing activities                                      (82,682)        (15,642)        (28,164)
                                                                                     ---------        --------        --------
Effect of exchange rate changes on cash                                                   (474)            341             376
                                                                                     ---------        --------        --------
Net increase in cash and equivalents                                                     5,435          54,947          32,008
Cash and equivalents at beginning of year                                               93,336          38,389           6,381
                                                                                     ---------        --------        --------
Cash and equivalents at end of year                                                  $  98,771        $ 93,336        $ 38,389
                                                                                     ---------        --------        --------
Supplemental disclosures of cash flow information:
    Interest paid                                                                    $  15,650        $ 18,916        $ 22,194
    Income taxes paid (refunded)                                                        21,885          (2,671)          4,428

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIAL REVIEW

20   THE TIMBERLAND COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of The Timberland Company and its subsidiaries (the "Company"). All material intercompany transactions have been eliminated in consolidation.

RECOGNITION OF REVENUE
Revenue consists of sales to customers, license fees and royalties. Sales are recognized upon shipment of product to customers. License fees and royalties are recognized when earned.

TRANSLATION OF FOREIGN CURRENCIES
The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity and transaction gains and losses are reflected in income.

DERIVATIVES
The Company is exposed to foreign exchange risk when the Company sells goods in local currencies through its foreign subsidiaries. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Gains and losses on the underlying contracts are accounted for using hedge accounting. Accordingly, the change in the fair value of the contracts that hedge firm commitments is deferred and recognized as part of the related foreign currency transaction upon occurrence.

CASH AND EQUIVALENTS
Cash equivalents consist of short-term, highly liquid investments which have original maturities to the Company of three months or less.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 30 years; machinery and equipment, 3 to 12 years; lasts, patterns and dies, 5 years.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $10,872 and $9,187 at December 31, 1997 and 1996, respectively.

ACCRUED INSURANCE COSTS
The Company is self-insured for workers' compensation, healthcare, dental and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

INCOME TAXES
Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent realization of such benefits is more likely to occur than not.


                                                     THE TIMBERLAND COMPANY   21

ACCOUNTING FOR ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which became effective for the Company in the fourth quarter of 1997. Previously reported earnings per share ("EPS") have been restated to conform with SFAS No. 128. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (Note
14) included in the calculation of diluted weighted average shares were 457,050 in 1997 and 162,477 in 1996. Dilutive securities were not included in 1995 due to their anti-dilutive effect.

LONG-LIVED ASSETS
The Company continually evaluates the carrying values and estimated useful lives of its long-lived assets, primarily property, plant and equipment and intangible assets. When factors indicate that such assets should be evaluated for possible impairment, the Company uses estimates of future operating results and cash flows to determine whether the assets are economically recoverable.

STOCK-BASED COMPENSATION
The Company accounts for stock options using the method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations.

NEW ACCOUNTING PRONOUNCEMENTS
During 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". These statements may require additional disclosures in future financial statements. The Company will adopt these statements in 1998.


2. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent, including offsetting positions, of foreign exchange contracts at December 31, 1997 and 1996, along with maturity dates, net unrealized gain (loss) and net unrealized gain (loss) deferred.

                                        Contract                   Unrealized       Unrealized               Net    Net Unrealized
                                          Amount     Maturity           Gross            Gross        Unrealized        Gain (Loss)
                             (U.S. $ Equivalent)          Date           Gain            (Loss)       Gain (Loss)          Deferred
December 31, 1997
Pounds Sterling                          $ 2,527          1998         $    1         $   (197)            $(196)           $ (122)
Deutsche Marks                             4,285          1998            254              (15)             239                254
French Francs                              3,039          1998            253              (48)             205                253
Italian Lire                              10,814          1998            322              --               322                278
                                         -------          ----         ------         --------           ------             ------
Total                                    $20,665                       $  830         $   (260)          $  570             $  663
                                         -------          ----         ------         --------           ------             ------

December 31, 1996
Pounds Sterling                          $ 8,104          1997          $  71         $   (872)          $ (801)            $ (534)
Deutsche Marks                             4,836          1997            209              --               209                168
French Francs                              2,379          1997            202              --               202                174
Italian Lire                              19,153          1997             18             (292)            (274)              (147)
Spanish Pesetas                            1,928          1997            --               (15)             (15)               --
                                         -------          ----         ------         --------           ------             ------
Total                                    $36,400                         $500         $ (1,179)          $ (679)            $ (339)
                                         -------          ----         ------         --------           ------             ------


22    THE TIMBERLAND COMPANY

The unrealized net gain (loss) deferred on such contracts as of December 31, 1997 and 1996 was $663 and $(339), respectively. Unrealized gains or losses are determined based on the difference between the settlement and the year-end rates.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for uncollectible accounts receivable of $3,742 and $3,540 at December 31, 1997 and 1996, respectively.


3. RESTRUCTURING CHARGE

During the second quarter of 1995, the Company closed its manufacturing facilities in Boone, North Carolina and Mountain City, Tennessee, reduced its manufacturing operations in the Dominican Republic and downsized its corporate office workforce due to a reorganized management structure. These actions resulted in a one-time pre-tax charge of $16,000.

    Of the total charge for restructuring, $9,914 related to anticipated losses associated with the disposal of assets and was a non-cash item; $3,891 related to payments for contractual lease obligations and expenditures to close idle facilities; and $2,195 related to payments for severance and other employee liabilities. The Company has completed the restructuring.


4. OTHER INCOME

On January 26, 1995, the Company appointed Inchcape plc ("Inchcape") as the exclusive distributor of Timberland(R) products throughout most of the Asia/Pacific region. The agreement with Inchcape included Inchcape's acquisition of the Company's Australian and New Zealand subsidiaries and future consideration provided to Inchcape for the total sum of $24,000. The agreement, as amended, resulted in a pre-tax gain of approximately $12,107.


5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,                                                   1997                                     1996
                                                               ----                                     ----
                                                CARRYING OR                                Carrying or
                                            CONTRACT AMOUNT          FAIR VALUE        Contract Amount          Fair Value
Cash and equivalents(1)                           $ 98,771            $ 98,771               $ 93,336            $ 93,336
Long-term debt(2)                                  100,000             108,610                189,454             199,011
Foreign currency contracts(3)                       20,665              20,095                 36,400              37,079

1 The carrying amounts of cash and equivalents approximate their fair values. 2 The fair value of the Company's long-term debt is estimated based on current rates available to the Company as of December 31, 1997 and 1996 for debt of the same remaining maturities.
3 The fair value of foreign currency contracts is estimated by obtaining the appropriate year-end rates as of December 31, 1997 and 1996, respectively.


                                                     THE TIMBERLAND COMPANY   23

6. INVENTORY

Inventory consists of the following:

December 31,                                        1997               1996
                                                    ----               ----
Raw materials                                   $  8,010           $  9,770
Work-in-process                                    4,103              3,979
Finished goods                                   130,500            145,309
                                                --------           --------
Total                                           $142,613           $159,058
                                                --------           --------


7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

December 31,                                        1997               1996
                                                    ----               ----
Land and improvements                           $    501           $  1,149
Building and improvements                         29,089             34,263
Machinery and equipment                           76,655             59,000
Lasts, patterns and dies                          10,258             9,238
                                                --------           --------
Total                                           $116,503           $103,650
                                                --------           --------


8. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Years Ended December 31,                      1997                       1996                         1995
                                              ----                       ----                         ----
                                      CURRENT      DEFERRED      Current       Deferred      Current         Deferred
Federal                               $21,368       $(5,956)      $5,357           $637      $(5,255)         $(3,920)
State                                   3,958        (2,078)       1,411             36         (228)           1,046
Puerto Rico                               828           556          468            232          195              314
Foreign                                 1,604           --         2,378            --           717              --
                                      -------       -------       ------           ----       -------         -------
Total                                 $27,758       $(7,478)      $9,614           $905       $(4,571)        $(2,560)
                                      -------       -------       ------           ----       -------         -------


The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,                           1997                       1996                    1995
                                                   ----                       ----                    ----
Federal income tax at
   statutory rate                         $23,660         35.0%      $10,828       35.0%     $(6,568)      (35.0)%
Federal tax exempt operations
   in Puerto Rico                          (5,261)        (7.8)       (2,973)      (9.6)      (1,242)       (6.6)
State taxes, net of applicable
   federal benefit                          2,294          3.4         1,232        4.0         (207)       (1.1)
Other, net                                   (413)        (0.6)        1,432        4.6          886         4.7
                                          -------         ----       -------       ----      -------       -----
Total                                     $20,280         30.0%      $10,519       34.0%     $(7,131)      (38.0)%
                                          -------         ----       -------       ----      -------       -----

FINANCIAL REVIEW

24     THE TIMBERLAND COMPANY

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1997 and 1996 consist of the following:

                                                    1997                           1996
                                                    ----                           ----
                                             ASSETS       LIABILITIES       Assets      Liabilities
Current:
    Inventory                              $  5,111        $   --          $ 2,812        $   --
    Receivable allowances                     5,069            --            3,505            --
    Intercompany profit elimination             163            --              713            --
    Other                                     1,630            --            2,137            --
                                           --------        --------        -------        --------
Total                                      $ 11,973        $   --          $ 9,167        $   --
                                           --------        --------        -------        --------
Non-current:
    Accelerated depreciation
       and amortization                    $  3,853        $   --          $  --          $   (187)
    Puerto Rico tollgate taxes                 --            (2,453)          --            (1,897)
    Undistributed foreign earnings             --            (8,308)          --            (8,601)
    Other                                       895            --             --              --
    Net operating loss carryforwards          1,095            --            1,066            --
    Less-valuation allowance                 (1,095)           --           (1,066)           --
                                           --------        --------        -------        --------
Total                                      $  4,748        $(10,761)       $  --          $(10,685)
                                           --------        --------        -------        --------

The valuation allowance at December 31, 1997 of $1,095 includes $357 which arose during 1997. The valuation allowance relates to foreign net operating loss carryforwards that may not be realized.

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

    Losses before income taxes from foreign operations were $(1,190), $(100) and $(3,063) for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, the Company had $3,649 of foreign operating loss carryforwards available to offset future foreign taxable income. Of these operating loss carry-forwards, $642 will expire in 1998, $548 in 1999, $458 in 2000, $82 in 2001 and $1,919 thereafter.


9. NOTES PAYABLE

On June 21, 1996, the Company entered into an unsecured committed revolving credit agreement (the "Credit Agreement") with a group of banks. The Credit Agreement provides for up to $80,000 in letters of credit under an overall $100,000 committed facility expiring on June 21, 1998. Under the terms of the Credit Agreement, the Company may borrow at interest rates based upon the lenders' cost of funds plus an applicable spread (6.45% at December 31, 1997). Further, the Credit Agreement provides for a facility fee of 3/8% per annum on the full commitment, places limitations on the payment of dividends and the incurrence of additional debt, and contains certain other financial and operating covenants.

    Additionally, the Company had uncommitted lines of credit available from certain banks totaling $16,000 at December 31, 1997. There were no outstanding balances at year end. Borrowings under these lines are at prevailing money market rates (6.15% at December 31, 1997). These arrangements may be terminated at any time at the option of the banks or the Company.

    There were no outstanding balances under short-term borrowing arrangements at December 31, 1997 or 1996 or at any month end during 1997 and 1996.


                                                     THE TIMBERLAND COMPANY   25

10. LONG-TERM DEBT

 Long-term debt consists of the following at December 31, 1997 and 1996:

                                               Interest           Year of
                                                   Rate           Maturity          1997           1996
                                                   ----           --------          ----           ----
Senior Notes                                       8.94%              2001      $100,000       $106,000
Senior Notes                                       7.16               2000            -          55,000
Senior Notes                                       9.70        1997 - 1999            -          21,000
Industrial revenue bonds                           6.20               2014            -           5,345
Other                                              6.00               1999            -           2,109
                                                   ----               ----      --------       --------
                                                                                 100,000        189,454
Less-current maturities                                                               -         (17,778)
                                                   ----               ----      --------       --------
Total                                                                           $100,000       $171,676
                                                   ----               ----      --------       --------

In both November 1996 and February 1997, the Company prepaid $10,000 of the unsecured notes maturing in the year 2000. The prepayment in February 1997 was classified in current maturities as of December 31, 1996. In addition to the $10,000 prepayment in February 1997, the remaining $45,000 of these notes was prepaid during 1997 -- $15,000 in April, $10,000 in June and $20,000 in November. In December 1997, a prepayment of $6,000 of the notes maturing in 2001 and $14,000 of the 9.70% notes maturing in 1998 and 1999 was made. This was in addition to the scheduled December payment of $7,000 of the 9.70% notes. In April 1997, the Company prepaid the Industrial Revenue Bond and in October 1997 prepaid the remainder of the other 6.00% debt outstanding.

    The 8.94% notes place limitations on the payment of dividends and the incurrence of additional debt, and also require maintenance of certain operational and financial covenants. These notes mature on December 15, 2001.


11. LEASE COMMITMENTS


The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms and certain equipment under noncancellable operating leases expiring at various dates through the year 2014. The approximate minimum rental commitments under all noncancellable leases as of December 31, 1997 are as follows:

1998                                                                $16,151
1999                                                                 14,556
2000                                                                 13,134
2001                                                                 11,732
2002                                                                  9,944
Thereafter                                                           28,989
                                                                    -------
Total                                                               $94,506
                                                                    -------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Rental expense for all operating leases was $18,487, $17,189 and $16,196 for the years ended December 31, 1997, 1996 and 1995, respectively.

FINANCIAL REVIEW

26    THE TIMBERLAND COMPANY

12. INDUSTRY SEGMENT AND GEOGRAPHICAL AREA INFORMATION

The Company operates in a single industry segment which includes the designing, engineering, marketing and distribution of footwear, apparel and accessories products for men, women and children. These products are sold worldwide, primarily through independent retailers, better-grade department stores and athletic stores. Timberland(R) products are also sold through Timberland(R) specialty stores and factory outlet stores devoted exclusively to Timberland products. The following summarizes the Company's operations in different geographical areas for the years ended December 31, 1997, 1996 and 1995, respectively.

                                                                                                   Adjustments
                                                United                               Other                 and
1997                                            States             Europe          Foreign        Eliminations    Consolidated
                                                ------             ------          -------        ------------    ------------
Revenue from unaffiliated customers           $610,105           $186,353         $    --          $      --         $ 796,458
Transfers between geographic areas               6,896                --            19,417             (26,313)            --
                                             ---------           --------         --------         -----------       ---------
Geographic revenue                             617,001            186,353           19,417             (26,313)        796,458
Operating income (loss)                         73,724             10,488           (2,718)              2,359          83,853
Identifiable assets at December 31, 1997       374,909            141,620           11,344            (107,870)        420,003
                                             ---------           --------         --------         -----------       ---------

1996
Revenue from unaffiliated customers          $ 517,781           $172,192         $    --          $      --         $ 689,973
Transfers between geographic areas              65,850                --            19,588             (85,438)            --
                                             ---------           --------         --------         -----------       ---------
Geographic revenue                             583,631            172,192           19,588             (85,438)        689,973
Operating income (loss)                         43,375              8,311           (1,665)               868           50,889
Identifiable assets at December 31, 1996       383,512            144,509           11,935             (90,370)        449,586
                                             ---------           --------         --------         -----------       ---------

1995
Revenue from unaffiliated customers          $ 498,144           $156,098         $    896         $      --         $ 655,138
Transfers between geographic areas              56,149                --            25,865             (82,014)            --
                                             ---------           --------         --------         -----------       ---------
Geographic revenue                             554,293            156,098           26,761             (82,014)        655,138
Operating income (loss)                        (16,207)             6,314              220              2,740           (6,933)
Identifiable assets at December 31, 1995       397,643             91,822            7,095             (75,152)        421,408
                                             ---------           --------         --------         -----------       ---------


Export sales from the United States to unaffiliated customers, principally distributors, amounted to 4.3% in 1997, 5.0% in 1996 and 6.1% in 1995 of consolidated revenue.


                                                     THE TIMBERLAND COMPANY   27

13. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share while the shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and to vote together with the holders of Class B Common Stock for the remaining directors. On February 14, 1997, 469 shares of Class B Common Stock were converted to Class A Common Stock and on July 24, 1997, 128,400 shares of Class B Common Stock were converted to Class A Common Stock.


14. STOCK AND EMPLOYEE BENEFIT PLANS

On May 16, 1997, the 1997 Incentive Plan (the "1997 Plan") was approved by the Company's stockholders. Under the 1997 Plan, 1,000,000 shares of Class A Common Stock have been reserved for issuance. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan: stock appreciation rights ("SARs"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into or exchangeable for shares of Class A Common Stock and cash bonuses. The 1997 Plan replaced the Company's 1987 Stock Option Plan (the "1987 Plan"), under which 2,100,000 shares of Class A Common Stock had been authorized for issuance. On February 4, 1997, the Company's ability to grant stock options under the 1987 Plan expired, leaving 1,052,400 authorized shares unissued thereunder. On February 27, 1997, the Company granted stock options to purchase an aggregate of 134,750 shares of Class A Common Stock under the 1997 Stock Option Plan for Non-Executive Employees (collectively with the 1997 Incentive Plan, the "1997 Plans"). The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors. All awards granted under the 1987 and 1997 Plans have been at fair market value.

    All stock options which have been granted under the 1987 and 1997 Plans and are currently outstanding become exercisable in equal installments over four years beginning one year after the grant date and expire ten years after the date of grant. In addition to the 1987 and 1997 Plans, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.

    On December 19, 1995, the Board of Directors approved a plan to reprice outstanding options which had been granted under the 1987 Plan. Under the repricing plan, employees could have elected to exchange some or all of their stock options issued under the 1987 Plan for new stock options repriced at an exercise price of $20.50, the fair market value on December 19, 1995, covering a reduced number of shares based on a formula. Repriced stock options expire on the same date as the original stock options and have an extended vesting period of one year. Stock options to purchase up to 609,050 shares (when originally granted) at per share exercise prices ranging from $21.38 to $83.25 were repriced, resulting in stock options to purchase up to 322,120 shares being granted.

    Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company has reserved 100,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, stock option grants are awarded on a predetermined formula basis, and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan is the fair market value of the stock on the date of grant. Stock options granted under the 1991 Plan become exercisable in equal installments over four years beginning one year after the grant date and expire ten years after the grant date.

    Options to purchase an aggregate of 283,072, 297,202 and 379,881 shares were exercisable under all option arrangements at December 31, 1997, 1996 and 1995, respectively. Under the existing stock option plans, there were 927,314 and 1,112,283 shares available for future grants at December 31, 1997 and 1996, respectively.


28    THE TIMBERLAND COMPANY

The following summarizes transactions under all stock option arrangements for the years ended December 31, 1997, 1996 and 1995:

                                  Number                    Range of       Weighted-Average
                                of Shares            Exercise Prices         Exercise Price
                                ---------            ---------------         --------------
January 1, 1995                 1,260,639             $ 6.38 - 83.25                 $34.17
                                ---------             --------------                 ------
Granted                           531,105              19.50 - 31.13                  22.37
Exercised                         (59,784)              6.38 - 26.00                  13.85
Canceled                         (830,524)              8.75 - 83.25                  41.41
                                ---------             --------------                 ------
December 31, 1995                 901,436               6.38 - 83.25                  21.86
                                ---------             --------------                 ------
Granted                           194,900              17.38 - 39.00                  22.43
Exercised                         (89,557)              6.38 - 26.00                  11.39
Canceled                         (254,152)              6.38 - 83.25                  30.76
                                ---------             --------------                 ------
December 31, 1996                 752,627               6.38 - 83.25                  20.25
                                ---------             --------------                 ------
Granted                           314,500              40.63 - 77.63                  50.26
Exercised                        (190,130)              6.38 - 40.63                  19.39
Canceled                          (68,312)             15.00 - 50.13                  30.92
                                ---------             --------------                 ------
DECEMBER 31, 1997                 808,685               6.38 - 83.25                  31.24
                                ---------             --------------                 ------

The following summarizes information about all stock options outstanding at December 31, 1997:

                                                      Options Outstanding                                 Options Exercisable
                                                      -------------------                                 -------------------
                                    Number        Weighted-Average                                      Number
Range of                       Outstanding               Remaining       Weighted-Average          Exercisable     Weighted-Average
Exercise Prices                at 12/31/97        Contractual Life         Exercise Price          at 12/31/97       Exercise Price
$   6.38 -  17.38                  119,382             5.52 years                  $13.30               84,491               $11.61
   17.50 -  19.50                   35,352             8.02                         17.77               11,172                18.23
            20.50                  204,993             6.50                         20.50               99,005                20.50
   21.00 -  21.38                   90,626             7.50                         21.21               46,562                21.31
   21.75 -  39.00                   72,082             7.17                         30.14               39,092                29.42
            40.63                  104,750             9.16                         40.63                  --                   --
            50.13                  119,500             9.37                         50.13                  --                   --
   50.38 -  76.50                   38,750             9.65                         69.41                  500                56.00
            77.63                   21,000             9.85                         77.63                  --                   --
            83.25                    2,250             5.86                         83.25                2,250                83.25
                                   -------             ----                         -----              -------                -----
    6.38 -  83.25                  808,685             7.60                         31.24              283,072                19.68
                                   -------             ----                         -----              -------                -----


                                                    THE TIMBERLAND COMPANY    29

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended on May 18, 1995 (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 15,016 shares in 1997, 23,807 shares in 1996 and 33,030 shares in 1995 at prices ranging from $17.11 to $49.35. At December 31, 1997, a total of 46,630 shares were available for future purchases. Compensation cost is recognized for the fair value of the employee's purchase rights. The weighted-average fair value of those purchase rights granted in 1997, 1996 and 1995 were $12.87, $6.08 and $5.96, respectively.

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans and provides certain pro-forma disclosures regarding the Company plans as required by SFAS No. 123 "Accounting for Stock Based Compensation". Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the provisions of SFAS No. 123, the Company's net income (loss) and diluted earnings
(loss) per share in 1997, 1996 and 1995 would have been, respectively: $45,078 and $3.84, $19,378 and $1.72 and $(12,498) and $(1.14). The pro forma effect on net income (loss) and earnings (loss) per share for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

    The fair value of each stock option granted in 1997, 1996 and 1995 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1997, 1996 and 1995, respectively: expected volatility of 43.9%, 55.9% and 52.6%; risk-free interest rates of 6.2%, 6.1% and 5.9%; expected lives of 4.9, 4.4 and 3.3 years; no dividend payments. The weighted-average fair values per share of stock options granted during 1997, 1996 and 1995 was $22.46, $11.04 and $8.13, respectively.

    The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation (the increase from 2% to 3% was implemented in the fourth quarter of 1997) or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company's contribution expense was $692 in 1997, $542 in 1996 and $499 in 1995.

    The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense was $81 in 1997, $285 in 1996 and $178 in 1995.



30    THE TIMBERLAND COMPANY

15. LITIGATION

The Company is involved in various litigation and legal matters which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

    The Company and two of its officers and directors were named as defendants in two actions filed in the United States District Court for the District of New Hampshire, one filed by Jerrold Schaffer on December 12, 1994 and the other filed by Gershon Kreuser on January 4, 1995. On April 24, 1995, the District Court granted plaintiffs' motion, assented to by defendants, to consolidate the two actions. On June 23, 1995, plaintiffs filed a consolidated amended complaint (the "Amended Complaint") with the District Court. The Amended Complaint alleged that defendants violated federal securities laws by making material misstatements and omissions in certain of the Company's public filings and statements in 1994. On July 9, 1997, the parties filed a Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation") with the District Court for approval. On July 31, 1997, the District Court entered an order preliminarily approving the Stipulation. On December 29, 1997, the District Court entered an order granting final approval of the Stipulation. Under the terms of the Stipulation, the settlement of this litigation was final and effective on January 29, 1998. The settlement of this litigation did not have a material adverse effect on the Company's financial position, results of operations or cash flows.


                                                   THE TIMBERLAND COMPANY     31

 16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 1997, 1996 and 1995, respectively.


1997 QUARTER ENDED                       MARCH 28             JUNE 27          SEPTEMBER 26         DECEMBER 31
------------------                       --------             -------          ------------         -----------
Revenue                                  $150,684            $132,180              $274,699            $238,895
Gross profit                               61,614              51,855               106,641              91,811
Net income                                  4,296                 557                24,957              17,511
Basic earnings per share                      .38                 .05                  2.20                1.54
Diluted earnings per share                    .37                 .05                  2.11                1.48

1996 Quarter Ended                       March 29             June 28          September 27         December 31
------------------                       --------             -------          ------------         -----------
Revenue                                 $ 127,684           $ 113,648             $ 227,547           $ 221,094
Gross profit                               46,025              40,081                83,301              82,502
Net income (loss)                            (975)             (6,880)               16,901              11,373
Basic earnings (loss) per share              (.09)               (.62)                 1.52                1.02
Diluted earnings (loss) per share            (.09)               (.62)                 1.51                 .99

1995 Quarter Ended                    March 31(1)           June 30(2)      September 29(1)         December 31
------------------                    -----------          ----------       ---------------         -----------
Revenue                                 $ 141,583           $ 125,143             $ 212,597           $ 175,815
Gross profit                               44,972              36,079                63,556              58,790
Net income (loss)                             919             (20,381)                7,068                 759
Basic earnings (loss) per share              .08                (1.86)                 .64                  .07
Diluted earnings (loss) per share             .08               (1.86)                  .63                 .07

1 Includes non-recurring pre-tax gains of $7.4 million and $4.7 million in the first and third quarters of 1995, respectively.
2 Includes a $16.0 million pre-tax restructuring charge in the second quarter of 1995.


32    THE TIMBERLAND COMPANY

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of The Timberland Company:

WE HAVE AUDITED the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 4, 1998


                                                   THE TIMBERLAND COMPANY    33