Form 10-K405, Exhibit 13
period 1998-12-31
TIMBERLAND CO
filed 1999-03-25
CIK 814361

                                                                      EXHIBIT 13


FINANCIAL REVIEW


--------------------------------------------------------------------------------
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF INCOME DATA
(Dollars in Thousands, Except Per Share Data)
----------------------------------------------------------------------------------------------------------------
Years Ended December 31,                              1998         1997         1996         1995(1)        1994
----------------------------------------------------------------------------------------------------------------
Revenue                                           $862,168     $796,458     $689,973      $655,138      $638,097
Net income (loss)                                   59,156       47,321       20,419       (11,635)       17,710
Basic earnings (loss) per share                       5.18         4.20         1.84         (1.06)         1.63
Diluted earnings (loss) per share                     5.03         4.03         1.81         (1.06)         1.58
----------------------------------------------------------------------------------------------------------------


SELECTED BALANCE SHEET DATA
(Dollars in Thousands)
----------------------------------------------------------------------------------------------------------------
December 31,                                          1998         1997         1996         19951          1994
----------------------------------------------------------------------------------------------------------------
Cash and equivalents                              $151,889     $ 98,771     $ 93,336      $ 38,389      $  6,381
Working capital                                    291,835      242,911      269,603       268,115       266,529
Total assets                                       469,467      420,003      449,586       421,408       473,264
Notes payable                                            -            -            -             -        22,513
Total long-term debt                               100,000      100,000      189,454       207,187       214,815
Stockholders' equity                               266,193      214,895      165,360       142,221       149,090
----------------------------------------------------------------------------------------------------------------

(1) Includes a $16.0 million pre-tax restructuring charge which reduced earnings and earnings per share by $9.9 million and $.90, respectively, and a $12.1 million non-recurring pre-tax gain which increased earnings and earnings per share by $7.5 million and $.68, respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with "The Year in Review" and the consolidated financial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)
----------------------------------------------------------------------------------------------------------------
Years Ended December 31,                      1998                        1997                      1996
----------------------------------------------------------------------------------------------------------------
Revenue                             $862,168       100.0%       $796,458       100.0%      $689,973       100.0%
Gross profit                         342,839        39.8         311,921        39.2        251,909        36.5
Total operating expense              248,249        28.8         228,068        28.6        201,020        29.1
Operating income                      94,590        11.0          83,853        10.5         50,889         7.4
Interest expense                       9,538         1.1          14,833         1.9         20,582         3.0
Net income                            59,156         6.9          47,321         5.9         20,419         3.0
Basic earnings per share            $   5.18                    $   4.20                   $   1.84
  Weighted-average shares
  outstanding                         11,424                      11,280                     11,092
Diluted earnings per share          $   5.03                    $   4.03                   $   1.81
  Weighted-average shares
  outstanding                         11,759                      11,737                     11,255
----------------------------------------------------------------------------------------------------------------

    Revenue increased to $862.2 million in 1998 from $796.5 million in 1997 and $690.0 million in 1996. This represents an increase of 8.3% in 1998 and a 15.4% increase in 1997, each compared with the prior year. The increases in 1998 and 1997 were primarily the result of unit volume growth in footwear. Footwear revenue was $651.8 million in 1998, $593.0 million in 1997 and $511.3 million in 1996. This represents an increase of 9.9% in 1998 and an increase of 16.0% in 1997, each compared with the prior year. Revenue attributable to apparel and accessories was $195.8 million in 1998, $193.8 million in 1997 and $172.4 million in 1996. This represents an increase of 1.0% in 1998 and an increase of 12.5% in 1997, each compared with the prior year. Domestic revenue amounted to $610.3 million in 1998, $578.4 million in 1997 and $485.4 million in 1996 or 70.8%, 72.6% and 70.4% of total revenue for each of the three years, respectively.

--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 13

--------------------------------------------------------------------------------

    The Company has three reportable business segments: U.S. Wholesale, U.S. Retail and International (for a more detailed description and additional financial information regarding segments, see the "Business Segments and Geographic Information" note (Note 10) to the Company's consolidated financial statements). Revenue in the U.S. Wholesale segment increased by 5.3% in 1998 compared with 1997 and by 23.6% in 1997 compared with 1996. Both increases were primarily driven by higher unit volumes of footwear sales. Revenue in the U.S. Retail segment increased by 6.1% in 1998 compared with 1997 and 8.2% in 1997 compared with 1996. The increases in both years reflect comparable store sales increases of 4.3% in 1998 versus 1997 and 2.1% in 1997 versus 1996. Revenue in the International segment increased by 15.5% in 1998 compared with 1997 and 6.6% in 1997 compared with 1996. The growth in revenue in both years was attributable to the Company's European operations.

    The gross profit margin was 39.8% in 1998, 39.2% in 1997 and 36.5% in 1996. The increases in margin percentages in 1998 and 1997 were due primarily to the introduction of higher margin products and lower unit costs in footwear manufacturing and sourcing.

    Operating expense was $248.2 million or 28.8% of revenue in 1998, $228.1 million or 28.6% of revenue in 1997 and $201.0 million or 29.1% of revenue in 1996. The increases in operating expense in each of 1998 and 1997 compared with the prior years were principally due to higher sales volume and increased marketing expenditures.

    Operating income, which is pre-tax earnings before interest and other expense, was $94.6 million in 1998, $83.9 million in 1997 and $50.9 million in 1996. As a percentage of revenue, operating income was 11.0% in 1998, 10.5% in 1997 and 7.4% in 1996.

    Segment operating income improved in the U.S. segments in 1998 and 1997 compared with the respective prior years. That improvement was due to a combination of increased revenue and higher gross margin rates in each segment year over year partially offset by expense increases that were primarily sales volume and marketing related. Within the International segment, the improvement in operating income from 11.8% of revenue in 1997 to 14.4% of revenue in 1998 reflects revenue growth, improved gross margin rates and reduced operating expense as a percentage of revenue. The slight decrease from 12.9% of revenue in 1996 to 1997 was primarily due to slower revenue growth and investment in infrastructure. Unallocated Corporate expenses are primarily finance, information systems, legal and administrative expenses incurred in the support of company-wide activities and United States. marketing and distribution expenses. The increases in Unallocated Corporate expenses in 1998 and 1997, compared with the respective prior years, were primarily due to expanded marketing efforts.

    Interest expense was $9.5 million in 1998 compared with $14.8 million in 1997 and $20.6 million in 1996. The decreases in successive years were due to lower levels of borrowings.

    The effective income tax rate was 32.0% in 1998, 30.0% in 1997 and 34.0% in 1996. For an analysis of the changes in the effective tax rate, see the "Income Taxes" note (Note 6) to the Company's consolidated financial statements.

    The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.


LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $84.2 million in 1998, $113.8 million in 1997 and $85.7 million in 1996. The Company's earnings and continued improvements in working capital management were the principal sources of cash generation. The reduction in inventory levels experienced in 1998 and 1997 was achieved by improving forecasting accuracy, working to reduce lead times and focusing on the reduction of excess and obsolete product in our business system. Inventory turns were 3.2 times in 1998 compare d with 2.9 times in 1997 and 2.3 times in 1996. Days sales outstanding at December 31, 1998 were 27 days compared with 29 days at December 31, 1997 and 41 days at December 31, 1996. Domestic wholesale days sales outstanding were 34 days, 36 days and 52 days at the end of 1998, 1997 and 1996, respectively.

    Net cash used by investing activities amounted to $21.8 million in 1998, $25.2 million in 1997 and $15.4 million in 1996. Of the net cash used by investing activities, capital expenditures were $20.7 million in 1998, $25.7 million in 1997 and $15.1 million in 1996. A significant portion of capital expenditures during the three years ended December 31, 1998 was for manufacturing machinery and equipment, distribution and transportation equipment, retail store improvements and information system improvements.

--------------------------------------------------------------------------------

14 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

    During 1998, 1997 and 1996, net cash used in financing activities amounted to $10.1 million, $82.7 million and $15.6 million, respectively. In 1998, $16.2 million was used to repurchase outstanding shares of the Company's Class A Common Stock. In 1997, $89.5 million was used to repay long-term debt, including prepayments totaling $82.0 million. The 1996 amount reflects the repayment of $17.7 million in long-term debt, including a prepayment of $10.0 million.

    The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On April 30, 1998, the Company entered into a revolving credit agreement to provide for up to $80.0 million in letters of credit under an overall $100.0 million committed facility. The agreement expires on June 19, 2001.

    The Company's debt to capital ratio was 27.3% at December 31, 1998, 31.8% at December 31, 1997 and 53.4% at December 31, 1996.

    Management believes that the Company's capital needs for 1999 will be met through its existing credit facilities and cash flow from operations without the need for additional permanent financing. However, the Company's ability to obtain any replacement credit facilities will depend upon prevailing market conditions and the terms and conditions of such replacement facilities.


NEW ACCOUNTING PRONOUNCEMENTS

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the Company's consolidated financial statements.


YEAR 2000

The Year 2000 issue is primarily the result of computer programs using two digits rather than four to refer to a year. These programs may not properly recognize a year that begins with "20" instead of "19." This could cause an inability of computer programs to process transactions or engage in normal business activities.

STATE OF READINESS
In the fourth quarter of 1996, the Company made a preliminary assessment of the capabilities of its systems to recognize and process dates properly in the year 2000 and beyond. Based on the findings of this assessment, the Company established a centralized project office and formed a multi-disciplinary project team responsible for the development, management and coordination of a global Year 2000 compliance strategy and for building awareness and understanding of Year 2000 issues throughout the Company.

The Company's Year 2000 compliance strategy includes several overlapping phases:

* INVENTORY involves identifying all hardware, software and external business partners (including customers, suppliers and service providers) that could have a date-related impact on the following functional systems and/or business operations: (i) enterprise business systems, which encompass order processing, inventory and financial systems; (ii) technical systems, including desktops, networks, voice and mid-range computers; (iii) department hardware and software applications used by individual business units; and (iv) facilities and other non-informational technology systems.
* ANALYSIS involves, for each of the above inventory categories, identifying the relevant date on which the inventory would first encounter the requirement to use a year 2000 date, determining Year 2000 compliance and assessing the level and likelihood of potential risk and exposure to the Company of non-compliance.
* CONVERSION involves developing and executing a plan to bring inventory into compliance.
* TESTING involves executing test routines on each inventory item for compliance, both by itself and on an integrated basis with every other system with which it shares information.
* IMPLEMENTATION involves putting compliant inventory back into the production environment.

--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 15

--------------------------------------------------------------------------------

    The Company has completed the inventory, analysis and conversion phases for its enterprise business systems. The Company has completed the testing and implementation phases for all of its enterprise business systems, except for its corporate supply chain, factory inventory control systems and European financial transactions systems. The Company expects to complete the testing and implementation of these systems in the first half of 1999. The Company has also completed the inventory and analysis phases for all other systems. Conversion, testing and implementation of all such systems are underway, with attention being dedicated first to the most critical inventory. Completion of testing and implementation is planned for the second quarter of 1999 for technical systems and throughout 1999 for departmental applications, facilities and non-informational technology systems.

    In addition to requesting warranty compliance from its external business partners, the Company has requested information on its business partners' Year 2000 compliance and contingency plans to assess the potential risks of non-compliance and the resulting impact on the Company. This process will continue throughout 1999. The Company is requesting that new external business partners certify, in writing, that they are Year 2000 compliant. However, the Company will not be able to independently verify that such external business partners are, in fact, Year 2000 compliant.

COSTS
Total expenditures related to the Company's Year 2000 compliance efforts are currently estimated to be approximately $4.2 million from 1997 through 2000. This estimate does not include the compensation of Company employees and other similar internal costs, the time and costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant, or internal costs related to contingency plans. Year 2000 expenditures are being funded through operating cash flows and are expected to be immaterial to the Company's operating results. This estimate is based on the Company's current assessment of its Year 2000 compliance needs and is subject to change as the Company proceeds with its compliance efforts. As of December 31, 1998, the Company has incurred approximately $1.1 million relating to its Year 2000 initiatives.

RISKS
The Company does not now anticipate that a material business disruption will occur as a result of Year 2000 issues. However, to the extent the Company is unable to resolve Year 2000 issues, the Company's business, financial position and results of operations could be materially adversely affected.

    The Company believes that the greatest potential risk is the failure of its external business partners to achieve Year 2000 compliance in a timely manner. Among other things, the Company's principal leather suppliers, footwear and apparel manufacturers and transportation providers could be unable to manufacture or deliver materials and products in a timely manner.

    The Company's Year 2000 compliance efforts are subject to additional risks, including, among others: unexpected problems identified in testing results; delays in system conversion or implementation; the Company's failure to identify fully all Year 2000 dependencies in its systems and in the systems of its external business partners; and the failure of parts of the global infrastructure, including national banking systems, power, transportation facilities, communications and governmental activities, to be fully functional after 1999.

    As the Company's testing and implementation of its enterprise business systems and assessment of its technical systems and departmental applications are underway, and as responses from many of its external business partners are pending, the Company cannot fully and accurately quantify the impact of its most reasonably likely worst case Year 2000 scenario at the present time.

CONTINGENCY PLAN
The Company is in the process of developing Year 2000 contingency plans to address the risk and exposure relative to the Company's supply chain, from the purchase of raw materials through the delivery of finished products to the customer. These efforts will be supplemented by the Year 2000 contingency plans for certain issues at the individual inventory level, previously developed and continually updated by the Company. The Company is also communicating with its external business partners to determine their Year 2000 contingency plans and to coordinate, to the extent possible, with such plans. The Company expects to more completely define these issues and to quantify their potential impact by the close of the first quarter of 1999. With this information, the Company expects to complete the Company-level contingency plans

--------------------------------------------------------------------------------


16 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

by the close of the first half of 1999. However, the necessity, timing and cost of any contingency plans must be evaluated on a case-by-case basis and may vary considerably, and testing results and external business partners' responses may require changes in or additions to such plans. Furthermore, there may be no practical alternative course of action available to the Company for some issues, such as infrastructure failures.

    The Company's statements of its expectations regarding the current status, date of completion and costs of its Year 2000 compliance programs are forward-looking statements. These statements are management's best estimates based on information currently available. Therefore, they are inherently subject to risks and uncertainties, including those described above, which could cause actual results to differ and which may have a material adverse effect on the Company's business, financial position, results of operations or capital or liquidity needs.


EURO

Effective January 1, 1999, the European Monetary Union ("EMU") created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, will allow the member countries to methodically eliminate their local currencies and to convert to the euro. During this transition period, either the euro or a member country's present currency will be accepted as legal tender.

    In 1998, the Company formed a task force to study the requirements of conversion to the euro and the related impact to the Company (four of the five European subsidiaries of the Company operate in countries that are members of the EMU). The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs and the timing and costs related to each of these. From this review, a conversion program was developed and implemented in 1998.

    The Company believes that the adoption of the euro will not have a material impact on the Company's consolidated financial statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the financial position and results of operations of the Company are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets and liabilities. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effect of these and other potential exposures.

    The Company utilizes cash from operations and U.S. dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt generally is used to finance long-term investments. In addition, derivative instruments are used by the Company in its hedging of foreign currency transactions. These debt instruments and derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Cash balances are normally invested in high grade securities with terms under two months.

    The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on the London Interbank Offering Rate. At December 31, 1998 and 1997, the Company had no short-term financing outstanding. At December 31, 1998 and 1997, the Company had one long-term debt instrument outstanding at a fixed interest rate of 8.94% with a maturity in December 2001.

    The Company's foreign currency exposure is generated primarily from its European operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging transactions of exposure with foreign currency forward contracts. These contracts are short-term and expire in twelve months or less. As of December 31, 1998, there were no material foreign currency transaction or cash exposures that were not hedged. Based upon sensitivity analysis as of December 31, 1998, a 10% favorable change in foreign currency exchange rates would cause the fair value of the Company's financial instruments to increase by $4.6 million. A 10% unfavorable change would cause the fair value of the Company's financial instruments to decrease by $3.9 million.

--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 17

--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

Management is unaware of any current trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or capital or liquidity needs. However, as discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 1998, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include; political, economic or other factors such as currency exchange rates, conversion to the euro, Year 2000 conversions, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.


QUARTERLY MARKET INFORMATION AND RELATED MATTERS

The Company's Class A Common Stock is traded on the New York Stock Exchange under the symbol TBL. There is no market for shares of the Company's Class B Common Stock; however, shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis and will automatically be converted upon any transfer (except for estate planning transfers and transfers approved by the Board of Directors).

    The following table presents the high and low closing sales prices of the Company's Class A Common Stock for the past two years as reported by the New York Stock Exchange.

--------------------------------------------------------------------------
                                   1998                      1997
--------------------------------------------------------------------------
                           High          Low           High        Low
First Quarter              $75 7/16      $53 1/4       $47         $37 3/4
Second Quarter              86 7/8        69            67 1/8      43 1/8
Third Quarter               72 1/16       37 1/4        79          61
Fourth Quarter              49 3/4        28 15/16      82 7/8      51 3/4
--------------------------------------------------------------------------

As of February 19, 1999, the number of record holders of the Company's Class A Common Stock was approximately 771 and the number of record holders of the Company's Class B Common Stock was 8. The closing sales price of the Company's Class A Common Stock on February 19, 1999 was $59 3/4 per share.

    The Company has never declared a dividend on either the Company's Class A or Class B Common Stock and does not contemplate doing so in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements (see notes to the Company's consolidated financial statements).


--------------------------------------------------------------------------------

18 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

As of December 31, 1998 and 1997
-----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)                                                 1998          1997
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents                                                                    $151,889      $ 98,771
  Accounts receivable, net of allowance for doubtful accounts
    of $4,769 in 1998 and $3,742 in 1997                                                    79,024        75,793
  Inventory                                                                                131,218       142,613
  Prepaid expense                                                                           11,897        12,856
  Deferred income taxes                                                                     13,538        11,973
-----------------------------------------------------------------------------------------------------------------
    Total current assets                                                                   387,566       342,006
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                              131,237       116,503
  Less accumulated depreciation and amortization                                           (74,316)      (63,593)
-----------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                       56,921        52,910
-----------------------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                                  19,217        20,902
Other assets, net                                                                            5,763         4,185
-----------------------------------------------------------------------------------------------------------------
Total assets                                                                              $469,467      $420,003
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                        $ 25,890      $ 20,390
  Accrued expense
    Payroll and related                                                                     22,090        28,233
    Interest and other                                                                      29,528        32,786
    Income taxes payable                                                                    18,223        17,686
-----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                               95,731        99,095
-----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             100,000       100,000
Deferred income taxes                                                                        7,543         6,013
Stockholders' equity
  Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued                      -             -
  Class A Common Stock, $.01 par value (1 vote per share); 30,000,000 shares authorized; 9,177,383 shares issued at December 31, 1998 and
    8,765,013 shares issued at December 31, 1997                                                92            88
  Class B Common Stock, $.01 par value (10 votes per share); convertible into
    Class A shares on a one-for-one basis; 15,000,000 shares authorized;
    2,338,162 shares issued at December 31, 1998 and 2,605,432 shares
    issued at December 31, 1997                                                                 23            26
  Additional paid-in capital                                                                74,711        68,568
  Retained earnings                                                                        207,077       147,921
  Accumulated other comprehensive income (loss)                                                626        (1,595)
  Less treasury stock at cost; 417,368 shares at December 31, 1998 and
    17,369 shares at December 31, 1997                                                     (16,336)         (113)
-----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                             266,193       214,895
-----------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                $469,467      $420,003
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 19

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1998, 1997 and 1996
------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Per Share Data)                  1998          1997          1996
------------------------------------------------------------------------------------------------
Revenue                                                    $862,168      $796,458      $689,973
Cost of goods sold                                          519,329       484,537       438,064
------------------------------------------------------------------------------------------------
  Gross profit                                              342,839       311,921       251,909
------------------------------------------------------------------------------------------------
Operating expense
  Selling                                                   195,688       174,729       152,834
  General and administrative                                 50,876        51,654        46,502
  Amortization of goodwill                                    1,685         1,685         1,684
------------------------------------------------------------------------------------------------
  Total operating expense                                   248,249       228,068       201,020
------------------------------------------------------------------------------------------------
Operating income                                             94,590        83,853        50,889
------------------------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                            9,538        14,833        20,582
  Other, net                                                 (1,942)        1,419           (631)
------------------------------------------------------------------------------------------------
  Total other expense                                         7,596        16,252        19,951
------------------------------------------------------------------------------------------------
Income before income taxes                                   86,994        67,601        30,938
Provision for income taxes                                   27,838        20,280        10,519
------------------------------------------------------------------------------------------------
Net income                                                 $ 59,156      $ 47,321      $ 20,419
------------------------------------------------------------------------------------------------
Basic earnings per share                                   $   5.18      $   4.20      $   1.84
  Weighted-average shares outstanding                        11,424        11,280        11,092
------------------------------------------------------------------------------------------------
Diluted earnings per share                                 $   5.03      $   4.03      $   1.81
  Weighted-average shares outstanding                        11,759        11,737        11,255
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.





--------------------------------------------------------------------------------

20 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1998, 1997 and 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated
                                     Class A  Class B  Additional                    Other                             Consolidated
                                      Common   Common     Paid-in  Retained  Comprehensive   Treasury  Comprehensive  Stockholders'
(Dollars in Thousands)                 Stock    Stock     Capital  Earnings  Income (Loss)      Stock         Income         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                 $83      $27     $59,716  $ 80,181        $ 2,334  $   (120)                      $142,221
  Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions           1        -       1,587         -              -         -                          1,588
  Tax benefit from stock option plans      -        -         503         -              -         -                            503
  Comprehensive income:
    Net income                             -        -           -    20,419              -         -         $20,419         20,419
    Translation adjustment                 -        -           -         -            629         -             629            629
                                                                                                             -------
  Comprehensive income                     -        -           -         -              -         -         $21,048              -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                84       27      61,806   100,600          2,963      (120)                       165,360
  Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions           4       (1)      4,362         -              -         7                          4,372
  Tax benefit from stock option plans      -        -       2,400         -              -         -                          2,400
  Comprehensive income:
    Net income                             -        -           -    47,321              -         -         $47,321         47,321
    Translation adjustment                 -        -           -         -         (4,558)        -          (4,558)        (4,558)
                                                                                                             -------
  Comprehensive income                     -        -           -         -              -         -         $42,763              -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                88       26      68,568   147,921         (1,595)     (113)                       214,895
  Issuance of shares under employee
    stock option and stock purchase
    plans and other transactions           4       (3)      3,843         -              -         -                          3,844
  Repurchase of common stock               -        -           -         -              -   (16,223)                       (16,223)
  Tax benefit from stock option plans      -        -       2,300         -              -         -                          2,300
  Comprehensive income:
    Net income                             -        -           -    59,156              -         -         $59,156         59,156
    Translation adjustment                 -        -           -         -          2,221         -           2,221          2,221
                                                                                                             -------
  Comprehensive income                     -        -           -         -              -         -         $61,377              -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               $92      $23     $74,711  $207,077        $   626  $(16,336)              -       $266,193
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.





--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 21

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1998, 1997 and 1996
------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                          1998          1997           1996
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                $ 59,156      $ 47,321       $ 20,419
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Deferred income taxes                                                        (35)       (7,478)           905
    Depreciation and amortization                                             18,199        20,292         21,370
    Loss on disposal of property, plant and equipment                          1,303         1,564              -
    Increase (decrease) in cash from changes in working capital:
      Accounts receivable                                                     (2,781)       24,799         (5,541)
      Inventory                                                               11,637        14,270         22,475
      Prepaid expense                                                          1,112        (3,707)         3,747
      Accounts payable                                                         5,083          (454)        (4,000)
      Accrued expense                                                         (9,975)       11,165         14,692
      Income taxes                                                               459         6,001         11,608
------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                 84,158       113,773         85,675
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment                             97         3,772          1,268
  Additions to property, plant and equipment                                 (20,683)      (25,704)       (15,090)
  Other, net                                                                  (1,245)       (3,250)        (1,605)
------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                    (21,831)      (25,182)       (15,427)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Common stock repurchases                                                   (16,223)            -              -
  Payments on long-term debt and capital lease obligations                         -       (89,454)       (17,733)
  Issuance of common stock                                                     3,844         4,372          1,588
  Tax benefit from stock option plans                                          2,300         2,400            503
------------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                                    (10,079)      (82,682)       (15,642)
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          870          (474)           341
------------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                          53,118         5,435         54,947
Cash and equivalents at beginning of year                                     98,771        93,336         38,389
------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                         $151,889      $ 98,771       $ 93,336
------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest paid                                                             $  9,378      $ 15,650       $ 18,916
  Income taxes paid (refunded)                                                27,336        21,885         (2,671)
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



--------------------------------------------------------------------------------

22 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

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

TRANSLATION OF FOREIGN CURRENCIES
The Company translates financial statements denominated in foreign currencies by translating balance sheet accounts at the end of period exchange rate and statement of income accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity and reflected in other comprehensive income, and transaction gains and losses are reflected in net income.

DERIVATIVES
The Company is exposed to foreign exchange risk when it sells goods in local currencies through its foreign subsidiaries. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Gains and losses on the underlying contracts are accounted for using hedge accounting. Accordingly, the change in the fair value of the contracts that hedge firm commitments is deferred and recognized as part of the related foreign currency transaction upon occurrence.

CASH AND EQUIVALENTS
Cash and equivalents consist of short-term, highly liquid investments which normally have original maturities to the Company of two months or less.

INVENTORY
Inventory is stated at the lower of cost (first-in, first-out) or market.

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

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $12,557 and $10,872 at December 31, 1998 and 1997, respectively.

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

--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 23

--------------------------------------------------------------------------------

ACCOUNTING FOR ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

EARNINGS PER SHARE
Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (Note
12) included in the calculation of diluted weighted-average shares were 334,323 in 1998 and 457,050 in 1997.

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

COMPREHENSIVE INCOME
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," in 1998. SFAS No. 130 requires the reporting of comprehensive income which, in the case of the Company, is the combination of reported net income and other comprehensive income which is comprised of foreign currency translation adjustments. SFAS No. 130 has no impact on the Company's reported net income. Comprehensive income is included in the consolidated statements of changes in stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS
During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is not required to be implemented until fiscal 2000. Since its requirements are complex and its scope far reaching, the Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.



--------------------------------------------------------------------------------

24 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

2. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 1998 and 1997 along with maturity dates, net unrealized gain (loss) and net unrealized gain (loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year-end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency. A negative amount represents a net purchase position of a foreign currency.

-----------------------------------------------------------------------------------------------------------------------
                                    Contract                                                            Net Unrealized
                                      Amount    Maturity   Unrealized     Unrealized   Net Unrealized      Gain (Loss)
                         (U.S. $ Equivalent)        Date   Gross Gain   Gross (Loss)      Gain (Loss)         Deferred
-----------------------------------------------------------------------------------------------------------------------
December 31, 1998
-----------------------------------------------------------------------------------------------------------------------
Pounds Sterling                      $12,957        1999         $  -        $  (394)         $  (394)          $ (360)
Deutsche Marks                         7,821        1999            -           (509)            (509)            (509)
French Francs                         (1,121)       1999            -           (398)            (398)            (373)
Italian Lire                           8,461        1999            -           (452)            (452)            (452)
Spanish Pesetas                        6,431        1999            4           (229)            (225)            (219)
Swedish Krone                          6,121        1999          141              -              141               141
-----------------------------------------------------------------------------------------------------------------------
Total                                $40,670                     $145        $(1,982)         $(1,837)          $(1,772)
-----------------------------------------------------------------------------------------------------------------------
December 31, 1997
Pounds Sterling                      $ 2,527        1998         $  1        $  (197)         $  (196)          $  (122)
Deutsche Marks                         4,285        1998          254            (15)             239               254
French Francs                          3,039        1998          253            (48)             205               253
Italian Lire                          10,814        1998          322              -              322               278
-----------------------------------------------------------------------------------------------------------------------
Total                                $20,665                     $830        $  (260)         $   570           $   663
-----------------------------------------------------------------------------------------------------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $4,769 and $3,742 at December 31, 1998 and 1997, respectively.


3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

-----------------------------------------------------------------------------------------------------------------------
December 31,                                                                  1998                       1997
-----------------------------------------------------------------------------------------------------------------------
                                                                    Carrying                    Carrying
                                                                 or Contract          Fair    or Contract          Fair
                                                                      Amount         Value         Amount         Value
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents(1)                                             $151,889      $151,889       $ 98,771      $ 98,771
Long-term debt(2)                                                    100,000       108,553        100,000       108,610
Foreign currency contracts(3)                                         40,670        42,507         20,665        20,095
-----------------------------------------------------------------------------------------------------------------------

(1) The carrying amounts of cash and equivalents approximate their fair values.
(2) The fair value of the Company's long-term debt is estimated based on current rates available to the Company as of December 31, 1998 and 1997 for debt of the same remaining maturities.
(3) The fair value of foreign currency contracts is estimated by obtaining the appropriate year-end rates as of December 31, 1998 and 1997, respectively.




--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 25

--------------------------------------------------------------------------------

4. INVENTORY

Inventory consists of the following:

-----------------------------------------------------------------------
December 31,                                          1998         1997
-----------------------------------------------------------------------
Raw materials                                     $  6,253     $  8,010
Work-in-process                                      3,913        4,103
Finished goods                                     121,052      130,500
-----------------------------------------------------------------------
Total                                             $131,218     $142,613
-----------------------------------------------------------------------


5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

-----------------------------------------------------------------------
December 31,                                          1998         1997
-----------------------------------------------------------------------
Land and improvements                             $    501     $    501
Building and improvements                           30,605       29,089
Machinery and equipment                             87,991       76,655
Lasts, patterns and dies                            12,140       10,258
-----------------------------------------------------------------------
Total                                             $131,237     $116,503
-----------------------------------------------------------------------


6. INCOME TAXES

The components of the provision for income taxes are as follows:

-------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                     1998                       1997                        1996
                                     Current      Deferred      Current      Deferred       Current       Deferred
-------------------------------------------------------------------------------------------------------------------
Federal                              $18,588          $ 26      $21,368       $(5,956)       $5,357           $637
State                                  5,003           (78)       3,958        (2,078)        1,411             36
Puerto Rico                              317            17          828           556           468            232
Foreign                                3,965             -        1,604             -         2,378              -
-------------------------------------------------------------------------------------------------------------------
Total                                $27,873          $(35)     $27,758       $(7,478)       $9,614           $905
-------------------------------------------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

-------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                     1998                       1997                        1996
-------------------------------------------------------------------------------------------------------------------
Federal income tax at
  statutory rate                     $30,448          35.0%     $23,660          35.0%      $10,828           35.0%
Federal tax exempt
  operations in Puerto Rico           (4,688)         (5.4)      (5,261)         (7.8)       (2,973)          (9.6)
State taxes, net of
  applicable federal benefit           3,324           3.8        2,294           3.4         1,232            4.0
Other, net                            (1,246)         (1.4)        (413)         (0.6)        1,432            4.6
-------------------------------------------------------------------------------------------------------------------
Total                                $27,838          32.0%     $20,280          30.0%      $10,519           34.0%
-------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------

26 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

    The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997 consist of the following:

--------------------------------------------------------------------------------------------------------
                                                            1998                       1997
                                                      Assets    Liabilities       Assets    Liabilities
--------------------------------------------------------------------------------------------------------
Current:
  Inventory                                          $ 6,158       $      -     $ 5,111        $      -
  Receivable allowances                                6,441              -       5,069               -
  Intercompany profit elimination                        230              -         163               -
  Other                                                  709              -       1,630               -
--------------------------------------------------------------------------------------------------------
Total                                                $13,538       $      -     $11,973        $      -
--------------------------------------------------------------------------------------------------------
Non-current:
  Accelerated depreciation and amortization          $ 3,784       $      -     $ 3,853        $      -
  Puerto Rico tollgate taxes                               -         (2,470)          -          (2,453)
  Undistributed foreign earnings                           -         (9,189)          -          (8,308)
  Other                                                  332              -         895               -
  Net operating loss carryforwards                       330              -       1,095               -
  Less-valuation allowance                              (330)             -      (1,095)              -
--------------------------------------------------------------------------------------------------------
Total                                                $ 4,116       $(11,659)    $ 4,748        $(10,761)
--------------------------------------------------------------------------------------------------------

    The valuation allowance at December 31, 1998 of $330 includes $16 which arose during 1998. The valuation allowance relates to foreign net operating loss carryforwards that may not be realized.

    The Company's consolidated income before taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rico and federal income taxes under an exemption which expires in 2002. The Company is currently negotiating an extension to 2012 with Puerto Rico. However, if the earnings were remitted to the Company, they would be subject to a Puerto Rico tollgate tax not to exceed 10%. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico. Deferred income taxes are also provided on the undistributed earnings of the Company's foreign subsidiaries.

    International pre-tax losses for income tax purposes were $(51), $(1,190) and $(100) for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, the Company had $1,032 of foreign operating loss carryforwards available to offset future foreign taxable income. Of these operating loss carryforwards, $543 will expire in 1999, $299 will expire in 2000 and $190 thereafter.


7. NOTES PAYABLE

On April 30, 1998, the Company entered into a new unsecured committed revolving credit agreement (the "Agreement") with a group of banks. The Agreement, which replaced the Company's existing revolving credit facility, expires on June 19, 2001 and provides for $100,000 of committed borrowings of which up to $80,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates (5.46% at December 31, 1998) based upon the lenders' cost of funds plus an applicable spread. The Agreement provides for a facility fee of 0.20% per annum on the full commitment, places limitations on the incurrence of additional debt and on the amount of dividends the Company may pay and also contains certain other financial and operating covenants.

    Additionally, the Company had uncommitted lines of credit available from certain banks totaling $30,000 at December 31, 1998. Borrowings under these lines are at prevailing money market rates (5.50% at December 31, 1998). These arrangements may be terminated at any time at the option of the banks or the Company.


8. LONG-TERM DEBT

As of December 31, 1998 and 1997, the Company's long-term debt consisted of $100,000 of 8.94% notes which mature on December 15, 2001. The 8.94% notes place limitations on the incurrence of additional debt and on the amount of dividends the Company may pay and also require maintenance of certain operational and financial covenants.

--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 27

--------------------------------------------------------------------------------

9. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 1998 are as follows:

----------------------------------------------------------
1999                                              $ 17,458
2000                                                17,029
2001                                                15,012
2002                                                13,312
2003                                                11,320
Thereafter                                          30,037
----------------------------------------------------------
Total                                             $104,168
----------------------------------------------------------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Rental expense for all operating leases was $18,483, $18,487 and $17,189 for the years ended
December 31, 1998, 1997 and 1996, respectively.


10. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes new standards for defining and disclosing information about a company's business segments. SFAS No. 131 requires a company to define its segments along its internal structure and reporting methodology. The Company has five revenue generating business units with separate management teams and financial reporting accountability. These units have been aggregated into three reportable segments, each sharing similar product, distribution, marketing and economic conditions. The reportable segments are U.S. Wholesale, U.S. Retail and International. The U.S. Wholesale segment is comprised of the worldwide product development and manufacturing/sourcing for footwear and apparel and accessories and the sale of such products to wholesale customers in the United States. This segment also includes royalties from licensed products sold in the United States and the management costs and expenses associated with the Company's worldwide licensing efforts. The U.S. Retail segment includes the Company operated specialty and factory outlet stores in the United States. The International segment consists of the marketing, selling and distribution of footwear, apparel and accessories and licensed products outside of the United States. Products are sold outside of the United States through the Company's European subsidiaries (which use wholesale and retail channels to sell footwear and apparel and accessories), independent distributors and licensees.

    The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses incurred in support of company-wide activities and United States marketing and distribution expenses. Such expenses are not allocated among the reported business segments.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Cost of goods sold are reported at cost by the U.S. Wholesale segment and at standard cost, which approximates cost, by the other segments. The Company evaluates segment performances based on operating contribution, which represents pre-tax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalents, manufacturing/sourcing assets, computers and related equipment and United States transportation and distribution equipment.



--------------------------------------------------------------------------------

28 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

                                                    U.S.         U.S.                   Unallocated
                                               Wholesale       Retail  International      Corporate   Consolidated
-------------------------------------------------------------------------------------------------------------------
1998
-------------------------------------------------------------------------------------------------------------------
Revenue                                         $450,543     $159,732       $251,893       $      -       $862,168
Depreciation and amortization                      4,026        3,243          4,399          6,531         18,199
Operating income (loss)                          132,173       17,728         36,363        (91,674)        94,590
Interest expense                                       -            -              -          9,538          9,538
Other, net                                             -            -              -         (1,942)        (1,942)
Income (loss) before income taxes                132,173       17,728         36,363        (99,270)        86,994
-------------------------------------------------------------------------------------------------------------------
Total assets                                     150,282       32,846         92,846        193,493        469,467
Expenditures for capital additions                 5,120        1,660          3,578         10,325         20,683
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------------------------------------------
Revenue                                         $427,837     $150,551       $218,070       $      -       $796,458
Depreciation and amortization                      4,282        3,532          4,800          7,678         20,292
Operating income (loss)                          122,831       12,742         25,678        (77,398)        83,853
Interest expense                                       -            -              -         14,833         14,833
Other, net                                             -            -              -          1,419          1,419
Income (loss) before income taxes                122,831       12,742         25,678        (93,650)        67,601
-------------------------------------------------------------------------------------------------------------------
Total assets                                     151,020       34,647         91,615        142,721        420,003
Expenditures for capital additions                 4,450        3,028          5,907         12,319         25,704
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------------------------------------------
Revenue                                         $346,218     $139,202       $204,553       $      -       $689,973
Depreciation and amortization                      4,588        3,792          4,787          8,203         21,370
Operating income (loss)                           80,925        8,865         26,346        (65,247)        50,889
Interest expense                                       -            -              -         20,582         20,582
Other, net                                             -            -              -           (631)          (631)
Income (loss) before income taxes                 80,925        8,865         26,346        (85,198)        30,938
-------------------------------------------------------------------------------------------------------------------
Total assets                                     171,463       39,173        102,686        136,264        449,586
Expenditures for capital additions                 2,686        3,730          3,199          5,475         15,090
-------------------------------------------------------------------------------------------------------------------

    The following summarizes the Company's operations in different geographic areas for the years ended December 31, 1998, 1997 and 1996, respectively.

                                                               United                         Other
                                                               States         Europe        Foreign   Consolidated
-------------------------------------------------------------------------------------------------------------------
1998
-------------------------------------------------------------------------------------------------------------------
Revenue                                                      $610,275       $216,587        $35,306       $862,168
Long-lived assets                                              58,414         16,911          6,576         81,901
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------------------------------------------
Revenue                                                      $578,388       $184,010        $34,060       $796,458
Long-lived assets                                              53,885         17,294          6,818         77,997
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------------------------------------------
Revenue                                                      $485,420       $169,750        $34,803       $689,973
Long-lived assets                                              52,477         17,884          7,757         78,118
-------------------------------------------------------------------------------------------------------------------

    The U.S. Wholesale and Retail segments and Unallocated Corporate comprise the United States geographic area. The International segment is divided into two geographic areas, Europe and Other Foreign. Other Foreign assets primarily consist of the Company's owned manufacturing facilities in the Caribbean and assets related to the Company's sourcing operations.


--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 29

--------------------------------------------------------------------------------

11. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while the shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In February 1998, 267,270 shares of Class B Common Stock were converted to Class A Common Stock.

    On October 15, 1998, the Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's Class A Common Stock, from time to time, at the discretion of management, and as market and business conditions may warrant. The Company may use repurchased shares to offset shares which may be issued under the Company's stock-based employee incentive plans. During 1998, the Company repurchased 400,000 shares of Class A Common Stock.


12. STOCK AND EMPLOYEE BENEFIT PLANS

Under the 1997 Incentive Plan (the "1997 Plan"), 1,000,000 shares of Class A Common Stock have been reserved for issuance. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan: stock appreciation rights ("SARs"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into or exchangeable for shares of Class A Common Stock and cash bonuses. The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors.

    All outstanding stock options granted under the 1997 Plan have been granted at fair market value, become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the date of grant. In addition to the 1997 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.

    Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company has reserved 100,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, stock option grants are awarded on a predetermined formula basis and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan is the fair market value of the stock on the date of grant. Stock options granted under the 1991 Plan become exercisable in equal installments over four years, beginning one year after the grant date and expire ten years after the grant date.

    Options to purchase an aggregate of 307,767, 283,072 and 297,202 shares were exercisable under all option arrangements at December 31, 1998, 1997 and 1996, respectively. Under the existing stock option plans, there were 700,964 and 927,314 shares available for future grants at December 31, 1998 and 1997, respectively.



--------------------------------------------------------------------------------

30 THE TIMBERLAND COMPANY

--------------------------------------------------------------------------------

    The following summarizes transactions under all stock option arrangements for the years ended December 31, 1998, 1997 and 1996:

---------------------------------------------------------------------------------------------------------------
                                   Number of                            Range of               Weighted-Average
                                      Shares                     Exercise Prices                 Exercise Price
---------------------------------------------------------------------------------------------------------------
January 1, 1996                      901,436                        $ 6.38-83.25                         $21.86
---------------------------------------------------------------------------------------------------------------
Granted                              194,900                         17.38-39.00                          22.43
Exercised                            (89,557)                         6.38-26.00                          11.39
Canceled                            (254,152)                         6.38-83.25                          30.76
---------------------------------------------------------------------------------------------------------------
December 31, 1996                    752,627                          6.38-83.25                          20.25
---------------------------------------------------------------------------------------------------------------
Granted                              314,500                         40.63-77.63                          50.26
Exercised                           (190,130)                         6.38-40.63                          19.39
Canceled                             (68,312)                        15.00-50.13                          30.92
---------------------------------------------------------------------------------------------------------------
December 31, 1997                    808,685                          6.38-83.25                          31.24
---------------------------------------------------------------------------------------------------------------
Granted                              288,350                         35.00-82.94                          67.07
Exercised                           (126,200)                         6.38-50.13                          22.70
Canceled                            (125,230)                        17.38-83.25                          36.05
---------------------------------------------------------------------------------------------------------------
December 31, 1998                    845,605                          6.38-83.25                          44.04
---------------------------------------------------------------------------------------------------------------

The following summarizes information about all stock options outstanding at December 31, 1998:

---------------------------------------------------------------------------------------------------------------
                                              Options Outstanding                     Options Exercisable
                                 -----------------------------------------------  -----------------------------
                                              Weighted-Average
Range of                              Number         Remaining  Weighted-Average       Number  Weighted-Average
Exercise Prices                  Outstanding  Contractual Life    Exercise Price  Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------
$ 6.38-17.38                         103,386         4.29Years            $13.00       84,730            $12.04
 17.50-19.50                          25,428         6.80                  17.87       13,407             18.15
       20.50                         106,313         5.42                  20.50       80,135             20.50
 21.00-32.25                          85,189         6.19                  22.87       64,186             23.35
 32.50-40.63                         142,939         8.52                  38.96       27,000             38.76
 42.13-43.94                          17,750         9.71                  42.25            -                 -
       50.13                          87,250         8.37                  50.13       21,249             50.13
 50.38-71.25                          45,000         8.79                  67.61        9,748             68.67
       72.13                         140,500         9.15                  72.13            -                 -
 76.50-83.25                          91,850         9.17                  81.04        7,312             78.92
---------------------------------------------------------------------------------------------------------------
  6.38-83.25                         845,605         7.53                  44.04      307,767             25.22
---------------------------------------------------------------------------------------------------------------

    Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended on May 18, 1995 (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 18,900 shares in 1998, 15,016 shares in 1997 and 23,807 shares in 1996 at prices ranging from $17.11 to $51.06 per share. At December 31, 1998, a total of 27,730 shares was available for future purchases. Compensation cost is recognized for the fair value of the employee's purchase rights. The weighted-average fair values of those purchase rights granted in 1998, 1997 and 1996 were $18.63, $12.87 and $6.08, respectively.

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans and provides certain proforma disclosures regarding the Company plans as required by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the provisions of SFAS No. 123, the Company's net income and diluted earnings per share in 1998, 1997 and 1996 would have been: $55,901 and $4.75, $45,078 and
$3.84 and $19,378 and $1.72, respectively. The proforma effect on net income and earnings per share for 1998, 1997 and 1996 is not representative of the proforma effect on net income in future years because the provisions of SFAS No. 123 do not take into consideration proforma compensation expense related to grants made prior to 1995.



--------------------------------------------------------------------------------

                                                      THE TIMBERLAND COMPANY  31

--------------------------------------------------------------------------------

    The fair value of each stock option granted in 1998, 1997 and 1996 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1998, 1997 and 1996, respectively: expected volatility of 39.9%, 43.9% and 55.9%; risk-free interest rates of 5.5%, 6.2% and 6.1%; expected lives of 5.5, 4.9 and 4.4 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 1998, 1997 and 1996 were $29.34, $22.46 and $11.04, respectively.

    The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,081 in 1998, $773 in 1997 and $827 in 1996.


13. LITIGATION

The Company is involved in various litigation and legal matters which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.


14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 1998, 1997 and 1996, respectively:

--------------------------------------------------------------------------------------------------
1998 Quarter Ended                            March 27      June 26    September 25    December 31
--------------------------------------------------------------------------------------------------
Revenue                                       $163,058     $144,741        $291,857       $262,513
Gross profit                                    66,945       57,431         116,309        102,153
Net income                                       7,365        1,901          29,095         20,795
Basic earnings per share                           .65          .17            2.53           1.83
Diluted earnings per share                         .62          .16            2.47           1.80
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
1997 Quarter Ended                            March 28      June 27    September 26    December 31
--------------------------------------------------------------------------------------------------
Revenue                                       $150,684     $132,180        $274,699       $238,895
Gross profit                                    61,614       51,855         106,641         91,811
Net income                                       4,296          557          24,957         17,511
Basic earnings per share                           .38          .05            2.20           1.54
Diluted earnings per share                         .37          .05            2.11           1.48
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
1996 Quarter Ended                            March 29      June 28    September 27    December 31
--------------------------------------------------------------------------------------------------
Revenue                                       $127,684     $113,648        $227,547       $221,094
Gross profit                                    46,025       40,081          83,301         82,502
Net income (loss)                                 (975)      (6,880)         16,901         11,373
Basic earnings (loss) per share                   (.09)        (.62)           1.52           1.02
Diluted earnings (loss) per share                 (.09)        (.62)           1.51            .99
--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------

32 THE TIMBERLAND COMPANY

INDEPENDENT AUDITORS' REPORT


--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 3, 1999




--------------------------------------------------------------------------------

                                                       THE TIMBERLAND COMPANY 33