Form 10-K, Exhibit 13
period 1999-12-31
TIMBERLAND CO
filed 2000-03-28
CIK 814361

                                                                      EXHIBIT 13

FINANCIAL REVIEW


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF INCOME DATA
(Dollars in Thousands, Except Per Share Data)
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                              1999         1998         1997           1996          1995(1)
--------------------------------------------------------------------------------------------------------------------
Revenue                                           $917,216     $862,168     $796,458       $689,973      $655,138
Net income (loss)                                   75,247       59,156       47,321         20,419       (11,635)
Basic earnings (loss) per share(2)                    3.51         2.59         2.10            .92          (.53)
Diluted earnings (loss) per share(2)                  3.39         2.52         2.02            .91          (.53)
--------------------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA
(Dollars in Thousands)
--------------------------------------------------------------------------------------------------------------------
December 31,                                          1999         1998         1997           1996          1995(1)
--------------------------------------------------------------------------------------------------------------------
Cash and equivalents                              $196,085     $151,889     $ 98,771       $ 93,336     $  38,389
Working capital                                    302,286      291,835      242,911        269,603       268,115
Total assets                                       493,311      469,467      420,003        449,586       421,408
Total long-term debt                               100,000      100,000      100,000        189,454       207,187
Stockholders' equity                               272,368      266,193      214,895        165,360       142,221
--------------------------------------------------------------------------------------------------------------------

(1) Includes a $16.0 million pre-tax restructuring charge which reduced earnings and earnings per share by $9.9 million and $.44 diluted ($.45 basic), respectively, and a $12.1 million non-recurring pre-tax gain which increased earnings and earnings per share by $7.5 million and $.34 diluted ($.34 basic), respectively.
(2) Prior years' earnings (loss) per share have been restated to reflect the 2-for-1 stock split in September 1999.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discusses the Company's results of operations and liquidity and capital resources. The discussion should be read in conjunction with "The Year in Review" and the consolidated financial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                    1999                       1998                       1997
--------------------------------------------------------------------------------------------------------------------
Revenue                              $917,216       100.0%      $862,168       100.0%      $796,458       100.0%
Gross profit                          393,102        42.9        342,839        39.8        311,921        39.2
Operating expense                     276,551        30.2        248,249        28.8        228,068        28.6
Operating income                      116,551        12.7         94,590        11.0         83,853        10.5
Interest expense                        9,342         1.0          9,538         1.1         14,833         1.9
Net income                             75,247         8.2         59,156         6.9         47,321         5.9
Basic earnings per share             $   3.51                   $   2.59                  $    2.10
  Weighted-average shares
  outstanding                          21,448                     22,849                     22,561
Diluted earnings per share           $   3.39                   $   2.52                  $    2.02
  Weighted-average shares
  outstanding                          22,178                     23,517                     23,475
--------------------------------------------------------------------------------------------------------------------

Prior years' earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock split in September 1999.

Revenue increased to $917.2 million in 1999 from $862.2 million in 1998 and $796.5 million in 1997. This represents an increase of 6.4% in 1999 and 8.3% in 1998, each compared with the prior year.
    Footwear revenue was $713.4 million in 1999, $651.8 million in 1998 and $593.0 million in 1997. This represents an increase of 9.5% in 1999 and 9.9% in 1998, each compared with the prior year. The revenue increase in 1999, compared with 1998, was primarily due to increases in domestic and, to a lesser degree, European unit sales, partially offset by the impact of foreign exchange. By product, the increase was primarily attributable to growth in Boots and, to a lesser degree, Kids', European Men's Casual and the introduction of the new Mountain Athletics(TM) by Timberland and Timberland PROtrademark series sub-brands. These increases in revenue were partially offset by unit volume decreases in the

Performance and, to lesser degree, the domestic Casual categories. The increase in 1998, compared with 1997, was primarily due to growth in domestic wholesale, domestic retail and European wholesale unit sales, partially offset by a decline in average selling price. By product, the increases were primarily in the Performance, Boots and Kids' categories. Worldwide footwear revenue represented 77.8%, 75.6% and 74.5% of total revenue in 1999, 1998 and 1997, respectively.
    Revenue attributable to apparel and accessories was $189.0 million in 1999, $195.8 million in 1998 and $193.8 million in 1997. The revenue decrease of 3.5% in 1999, compared with 1998, was primarily due to a reduction in domestic wholesale revenue, partially offset by increases in European average selling price and unit sales, and domestic retail unit sales. The decrease in domestic wholesale revenue was primarily due to a $6.9 million reduction in wholesale off-price apparel sales. The decline in off-price sales resulted from the Company's focus on rationalizing its domestic distribution strategy and better managing inventory levels. The 1.0% revenue increase in 1998, compared with 1997, was primarily due to increases in domestic retail unit sales and European wholesale average selling price and unit sales. These increases were partially offset by a decline in domestic wholesale average selling price. Worldwide apparel and accessories revenue represented 20.6%, 22.7% and 24.3% of total revenue in 1999, 1998 and 1997, respectively.
    Worldwide revenue from Company-owned retail and factory stores was $210.5 million in 1999, $191.7 million in 1998 and $181.1 million in 1997. This represents an increase of 9.8% in 1999 and 5.8% in 1998, each compared with the prior year. These increases in revenue were primarily due to increases in footwear and apparel and accessories unit sales, resulting from, in part, new retail locations worldwide. Worldwide retail revenue represented 22.9%, 22.2% and 22.7% of total revenue in 1999, 1998 and 1997, respectively.
    The Company has three reportable business segments: U.S. Wholesale, U.S. Retail and International (for a more detailed description and additional financial information regarding segments, see the "Business Segments and Geographic Information" note (Note 10) to the Company's consolidated financial statements). Domestic revenue, comprised of the U.S. Wholesale and U.S. Retail segments, amounted to $662.5 million in 1999, $610.3 million in 1998 and $578.4 million in 1997, or 72.2%, 70.8% and 72.6% of total revenue for each of the three years, respectively. The U.S. Wholesale segment revenue increased by 8.4% in 1999, compared with 1998, and by 5.3% in 1998, compared with 1997, both primarily due to increases in footwear unit sales. The U.S. Retail segment revenue increased by 8.9% in 1999, compared with 1998, and by 6.1% in 1998, compared with 1997, both primarily due to increases in footwear unit sales and, to a lesser degree, apparel and accessories unit sales. Comparable store sales increased by 5.4% in 1999, compared with 1998, and by 4.3% in 1998, compared with 1997. International segment revenue increased by 1.1% in 1999, compared with 1998, and by 15.5% in 1998, compared with 1997.
The increase in 1999, compared with 1998 was primarily due to higher European unit sales and apparel and accessories average selling prices. This increase was substantially offset by the impact of foreign exchange and, to a lesser extent, lower revenue in Asia where the Company operated through an independent distributor. The increase in 1998, compared with 1997, was primarily due to European footwear unit sales.
    The gross profit margin was 42.9% in 1999, 39.8% in 1998 and 39.2% in 1997. The increase in margin percentage in 1999, compared with 1998, was primarily due to improvements in manufacturing efficiencies, fewer off-price apparel sales and the introduction of higher margin products, such as the Mountain Athletics(TM) by Timberland sub-brand. The improvement in gross profit margin from 1997 to 1998 was primarily due to a mix of higher margin products, in addition to lower unit costs in footwear manufacturing and sourcing.
    Operating expense was $276.6 million, or 30.2% of revenue, in 1999, $248.2 million, or 28.8% of revenue, in 1998 and $228.1 million, or 28.6% of revenue, in 1997. The increase in operating expense in 1999, compared with 1998, was principally due to expenditures to support business growth, predominately selling and marketing related. The increase in 1998, compared with 1997, was primarily due to marketing expenditures and sales volume related expenditures.
    Operating income, which is pre-tax earnings before interest and other expense, was $116.6 million in 1999, $94.6 million in 1998 and $83.9 million in 1997. As a percentage of revenue, operating income was 12.7% in 1999, 11.0% in 1998 and 10.5% in 1997.
    Segment operating income improved in all segments in 1999 and 1998, both in dollars and as a percentage of revenue, compared with the respective prior years. That improvement was due to a combination of increased revenue and higher gross margin rates in each segment year over year, partially offset by the expense increase discussed previously and, additionally, the impact of foreign exchange within the International segment. The increase in Unallocated Corporate expense in 1999, compared with 1998, was primarily due to finance, information systems, legal and administrative expenses incurred in the support of company-wide activities, and United States distribution expenses. The increase in 1998, compared with 1997, was primarily due to expanded marketing efforts.
    Interest expense was $9.3 million in 1999, compared with $9.5 million in 1998 and $14.8 million in 1997. The decrease from 1998 to 1999 was due to lower levels of short-term borrowings, while the decrease from 1997 to 1998 was due to lower levels of long-term borrowings.
    The effective income tax rate was 32.0% in 1999, 32.0% in 1998 and 30.0% in 1997. For an analysis of the effective tax rate, see the "Income Taxes" note (Note 6) to the Company's consolidated financial statements.
    The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

    Cash generated by operations amounted to $135.2 million in 1999, $84.2 million in 1998 and $113.8 million in 1997. The Company's earnings and continued improvements in working capital management were the principal sources of cash generation. The reduction in inventory levels experienced in 1999 and 1998, compared with the respective prior years, was achieved by improved forecasting accuracy and the reduction of excess and obsolete product in the business system. Inventory turns were 3.7 times in 1999, compared with 3.2 times in 1998 and 2.9 times in 1997. Days sales outstanding at December 31, 1999 were 26 days, compared with 27 days at December 31, 1998 and 29 days at December 31, 1997. Domestic wholesale days sales outstanding were 29 days, 34 days and 36 days at the end of 1999, 1998 and 1997, respectively.
    Net cash used by investing activities amounted to $23.7 million in 1999, $21.8 million in 1998 and $25.2 million in 1997. Of the net cash used by investing activities, capital expenditures were $20.1 million in 1999, $20.7 million in 1998 and $25.7 million in 1997. A majority of capital expenditures during the three years ended December 31, 1999 were for manufacturing machinery and equipment, distribution and transportation equipment, retail store additions and improvements, and for information system enhancements.
    During 1999, 1998 and 1997, net cash used in financing activities amounted to $64.3 million, $10.1 million and $82.7 million, respectively. In 1999 and 1998, $71.7 million and $16.2 million was used to repurchase outstanding shares of the Company's Class A Common Stock, respectively. In
1997, $89.5 million was used to repay long-term debt, including prepayments totaling $82.0 million.
    The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On April 30, 1998, the Company entered into a revolving credit agreement to provide up to $80.0 million in letters of credit under an overall $100.0 million committed facility. This agreement expires on June 19, 2001.
    The Company's debt to capital ratio was 26.9% at December 31, 1999, 27.3% at December 31, 1998 and 31.8% at December 31, 1997.
    Management believes that the Company's capital requirements for 2000 will be met through the use of its current cash balances, through its existing credit facilities and through cash flow from operations, without the need for additional permanent financing. However, if the need arises, the Company's ability to obtain any additional credit facilities will depend upon prevailing market conditions, the Company's financial condition and the terms and conditions of such additional facilities.

NEW ACCOUNTING PRONOUNCEMENTS

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the financial position and results of operations of the Company are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets and liabilities. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effect of these and other potential exposures.
    The Company utilizes cash from operations and U.S. dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt generally is used to finance long-term investments. In addition, derivative instruments are used by the Company in its hedging of foreign currency transactions. These debt instruments and derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Cash balances are normally invested in high-grade securities with terms under three months.
    The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on the London Interbank Offering Rate. At December 31, 1999 and 1998, the Company had no short-term financing outstanding and one long-term debt instrument outstanding at a fixed interest rate of 8.94% with a maturity in December 2001.
    The Company's foreign currency exposure is generated primarily from its European operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging the related transactions with foreign currency forward contracts. These contracts are short-term and expire in twelve months or less. As of December 31, 1999, there were no material foreign currency transactions that were not hedged. Based upon sensitivity analysis as of December 31, 1999, a 10% change in foreign exchange rates would cause the fair value of the Company's financial instruments to increase/decrease by approximately $5.0 million.

YEAR 2000

* STATE OF READINESS. The Company's Year 2000 compliance strategy included several overlapping phases: inventory, analysis, conversion, testing and implementation. In 1999, the Company completed all phases for all of its enterprise business systems and technical systems worldwide and for all departmental applications, facilities and non-informational technology systems identified by the Company as critical or high risk. The Company took steps to assess the Year 2000 compliance of its external business partners and to reduce the risks to, and the resulting impact on, the Company of their non-compliance. Those steps included requiring such external business partners to provide compliance certification, periodic status reports and contingency plans to the Company.

      The Company monitored the rollover of 1999 into 2000 and has not experienced any material business disruptions as a result of Year 2000 issues and believes that the risk for major system failure has passed. As a result, the Company has removed its restriction on new installations and upgrades of all operational systems.

* RISKS. The Company does not now anticipate that any future material business disruption will occur as a result of Year 2000 issues. The Company will continue to monitor its business systems and processes and the Year 2000 compliance of its external business partners throughout the first quarter of 2000. However, the Company will not be able to independently verify that all of its external business partners are, in fact, Year 2000 compliant. Therefore, there is a risk that the Company's business, financial position and results of operations could be materially adversely affected by any Year 2000 issues which did not become apparent in the rollover from 1999 to 2000, or during the subsequent weeks.

* CONTINGENCY PLAN. The Company completed and documented its Year 2000 contingency plans to address the risk and exposure to the Company. The Company used the information and data received from its external business partners to assist in its assessment of risk of non-compliance and in the development of its contingency plans. Because the Company did not experience any material business interruptions as a result of Year 2000 issues, it did not put any of its contingency plans into place. The Company will continue to update its assessments and revise its contingency plans as appropriate, based on additional information received, and will maintain its contingency plans during 2000 in the event that it should need to address the risks described above.

* COSTS. Total expenditures related to the Company's Year 2000 compliance efforts are currently estimated not to exceed $3.0 million, of which $2.5 million has been incurred through December 31, 1999. This estimate does not include the compensation of Company employees and other similar internal costs, the time and costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant, or internal costs related to contingency plans. The estimate of total expenditures is based on the Company's current assessment of additional Year 2000 compliance needs and is subject to change as the Company proceeds with its Year 2000 efforts.

      The Company's statements of its expectations regarding the current status, date of completion and costs of its Year 2000 compliance programs are forward-looking statements. These statements are management's best estimates based on the information currently available.

EURO

Effective January 1, 1999, the European Monetary Union ("EMU") created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, will allow the member countries to methodically eliminate their local currencies and to convert to the euro. During this transition period, either the euro or a member country's present currency will be accepted as legal tender.
    In 1998, the Company formed a task force to study the requirements of conversion to the euro and the related impact to the Company (four of the five European subsidiaries of the Company operate in countries that are members of the EMU). The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs and the timing and costs related to each of these. From this review, a conversion program was developed and implemented in 1998.
    As of December 31, 1999, the accounting and ledger systems of the Company's European subsidiaries were euro compliant. Additionally, the Company can invoice and manage all wholesale orders in local currency and euros. At the subsidiaries' retail locations, all credit card readers are euro compliant and all price tags and displays are in both local currency and euros. The retail store registers and merchandising/inventory management systems are currently scheduled to be euro compliant by the end of 2000.
    Throughout 2000, the Company will continue to review and potentially adjust its European subsidiaries' wholesale and retail pricing for consistency among markets. The Company will also be working on the euro compliance of its financial reporting and consolidation system to support all euro process and system changes.
    The Company believes that the adoption of the euro will not have a material impact on the Company's consolidated financial statements.

FORWARD-LOOKING INFORMATION

Management is unaware of any current trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or capital or liquidity needs. However, as discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 1999, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include political, economic or other factors such as currency exchange rates, conversion to the euro, Year 2000 conversions, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.

SUBSEQUENT EVENT

A discussion of the Company's re-acquisition of distribution rights in the Asia Pacific region and acquisition of the stock of four of the subsidiary countries is included in the "Subsequent Event" note (Note 15) to the Company's consolidated financial statements.

QUARTERLY MARKET INFORMATION AND RELATED MATTERS

The Company's Class A Common Stock is traded on the New York Stock Exchange under the symbol TBL. There is no market for shares of the Company's Class B Common Stock; however, shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis and will automatically be converted upon any transfer (except for estate planning transfers and transfers approved by the Board of Directors).
    The following table presents the high and low closing sales prices of the Company's Class A Common Stock for the past two years, as reported by the New York Stock Exchange.

-----------------------------------------------------------------------------
                                    1999                        1998
-----------------------------------------------------------------------------
                            High            Low          High          Low
First Quarter             $32 9\32       $21 9\32     $37 23\32     $26  5\8
Second Quarter             37             29 1\16      43  7\16      34  1\2
Third Quarter              42 5\16        31 7\16      36  1\32      18  5\8
Fourth Quarter             52 7\8         35 3\4       24  7\8       14 15\32
-----------------------------------------------------------------------------
Quarterly stock prices have been restated to reflect the 2-for-1 stock split in September 1999.

    As of February 25, 2000, the number of record holders of the Company's Class A Common Stock was approximately 718 and the number of record holders of the Company's Class B Common Stock was 8. The closing sales price of the Company's Class A Common Stock on February 25, 2000 was $383/4 per share.
    The Company has never declared a dividend on either the Company's Class A or Class B Common Stock and does not contemplate doing so in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

As of December 31, 1999 and 1998
-------------------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Share and Per Share Data)                                1999        1998
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and equivalents                                                            $ 196,085       $ 151,889
   Accounts receivable, net of allowance for doubtful accounts
    of $4,910 in 1999 and $4,769 in 1998                                              78,696          79,024
  Inventory                                                                          114,673         131,218
  Prepaid expense                                                                      9,890          11,897
  Deferred income taxes                                                               15,297          13,538
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                             414,641         387,566
-------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                    130,425         131,237
    Less accumulated depreciation and amortization                                   (75,019)        (74,316)
-------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                 55,406          56,921
-------------------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                            17,533          19,217
Other assets, net                                                                      5,731           5,763
-------------------------------------------------------------------------------------------------------------
Total assets                                                                       $ 493,311       $ 469,467
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                 $  33,247       $  25,890
  Accrued expense
    Payroll and related                                                               30,570          22,090
    Interest and other                                                                35,038          29,528
    Income taxes payable                                                              13,500          18,223
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        112,355          95,731
-------------------------------------------------------------------------------------------------------------
Long-term debt                                                                       100,000         100,000
Deferred income taxes                                                                  8,588           7,543
Stockholders' equity
  Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued               --              --
  Class A Common Stock, $.01 par value (1 vote per share); 30,000,000 shares authorized;  18,638,355 shares issued at December 31, 1999
    and 9,177,383 shares issued at December 31, 1998                                     187              92
  Class B Common Stock, $.01 par value (10 votes per share); convertible into
    Class A shares on a one-for-one basis; 15,000,000 shares authorized;
    4,675,698 shares issued at December 31, 1999 and 2,338,162 shares
    issued at December 31, 1998                                                           47              23
Additional paid-in capital                                                            82,755          74,711
Deferred compensation                                                                 (3,658)             --
Retained earnings                                                                    282,209         207,077
Accumulated other comprehensive income (loss)                                         (4,151)            626
Less treasury stock at cost; 2,671,349 shares at December 31, 1999
  and 417,368 shares at December 31, 1998                                            (85,021)        (16,336)
-------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                       272,368         266,193
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                         $ 493,311       $ 469,467
-------------------------------------------------------------------------------------------------------------

Prior years' have been restated to reflect the 2-for-1 stock split in September 1999.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1999, 1998 and 1997
-------------------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Per Share Data)                               1999          1998          1997
-------------------------------------------------------------------------------------------------------------
Revenue                                                                 $917,216      $862,168      $796,458
Cost of goods sold                                                       524,114       519,329       484,537
-------------------------------------------------------------------------------------------------------------
  Gross profit                                                           393,102       342,839       311,921
-------------------------------------------------------------------------------------------------------------
Operating expense
  Selling                                                                219,545       195,688       174,729
  General and administrative                                              55,321        50,876        51,654
  Amortization of goodwill                                                 1,685         1,685         1,685
-------------------------------------------------------------------------------------------------------------
  Total operating expense                                                276,551       248,249       228,068
-------------------------------------------------------------------------------------------------------------
Operating income                                                         116,551        94,590        83,853
-------------------------------------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                                         9,342         9,538        14,833
  Other, net                                                              (3,449)       (1,942)        1,419
-------------------------------------------------------------------------------------------------------------
  Total other expense                                                      5,893         7,596        16,252
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                               110,658        86,994        67,601
Provision for income taxes                                                35,411        27,838        20,280
-------------------------------------------------------------------------------------------------------------
Net income                                                              $ 75,247      $ 59,156      $ 47,321
-------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                $   3.51      $   2.59      $   2.10
  Weighted-average shares outstanding                                     21,448        22,849        22,561
-------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                              $   3.39      $   2.52      $   2.02
  Weighted-average shares outstanding                                     22,178        23,517        23,475
-------------------------------------------------------------------------------------------------------------

Prior years' earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock split in September 1999.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                            Class A Class B Additional Deferred                         Other              Compre-    Consolidated
                             Common  Common    Paid-in Compens-     Retained    Comprehensive   Treasury   hensive   Stockholders'
(Dollars in Thousands)        Stock   Stock    Capital    ation     Earnings    Income (Loss)      Stock   Income           Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997       $ 84     $27    $61,806  $    --     $100,600           $2,963   $   (120)                 $165,360
  Issuance of shares under
    employee stock plans          4      (1)     4,362       --           --               --          7                     4,372
  Tax benefit from stock
    option plans                 --      --      2,400       --           --               --         --                     2,400
  Comprehensive income:
    Net income                   --      --         --       --       47,321               --         --    $47,321         47,321
    Translation adjustment       --      --         --       --           --           (4,558)        --     (4,558)        (4,558)
                                                                                                            -------
  Comprehensive income           --      --         --       --           --               --         --    $42,763             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997       88      26     68,568       --      147,921           (1,595)      (113)                  214,895
  Issuance of shares under
    employee stock plans          4      (3)     3,843       --           --               --         --                     3,844
  Repurchase of common stock     --      --         --       --           --               --    (16,223)                  (16,223)
  Tax benefit from stock
    option plans                 --      --      2,300       --           --               --         --                     2,300
  Comprehensive income:
    Net income                   --      --         --       --       59,156               --         --    $59,156         59,156
    Translation adjustment       --      --         --       --           --            2,221         --      2,221          2,221
                                                                                                            -------
  Comprehensive income           --      --         --       --           --               --               $61,377             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998       92      23     74,711       --      207,077             (626)   (16,336)                  266,193
  Issuance of shares under
    employee stock plans          3       1      5,544   (3,705)          --               --      2,985                     4,828
  Amortization of deferred
    compensation                 --      --         --       47           --               --         --                        47
  Repurchase of common stock     --      --         --       --           --               --     71,670                   (71,670)
  Tax benefit from stock
    option plans                 --      --      2,500       --           --               --         --                     2,500
  2-for-1 stock split            92      23         --       --         (115)              --         --                        --
  Comprehensive income:
    Net income                   --      --         --       --        75,247              --         --    $75,247         75,247
    Translation adjustment       --      --         --       --            --          (4,777)        --     (4,777)        (4,777)
                                                                                                            -------
  Comprehensive income           --      --         --       --            --              --         --    $70,470             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999     $187     $47    $82,755  $(3,658)     $282,209         $(4,151)  $(85,021)                 $272,368
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 1998 and 1997
----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                     1999            1998            1997
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                          $  75,247       $  59,156       $  47,321
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Deferred income taxes                                                  (714)            (35)         (7,478)
    Depreciation and amortization                                        24,363          18,199          20,292
    Loss on disposal of property, plant and equipment                       396           1,303           1,564
    Increase (decrease) in cash from changes in working capital:
      Accounts receivable                                                (2,687)         (2,781)         24,799
      Inventory                                                          15,817          11,637          14,270
      Prepaid expense                                                     1,679           1,112          (3,707)
      Accounts payable                                                   10,144           5,083            (454)
      Accrued expense                                                    15,290          (9,975)         11,165
      Income taxes                                                       (4,301)            459           6,001
----------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           135,234          84,158         113,773
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment                        81              97           3,772
  Additions to property, plant and equipment                            (20,094)        (20,683)        (25,704)
  Other, net                                                             (3,701)         (1,245)         (3,250)
----------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                               (23,714)        (21,831)        (25,182)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Common stock repurchases                                              (71,670)        (16,223)             --
  Payments on long-term debt                                                 --              --          89,454)
  Issuance of common stock                                                4,875           3,844           4,372
  Tax benefit from stock option plans                                     2,500           2,300           2,400
----------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                               (64,295)        (10,079)        (82,682)
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  (3,029)            870            (474)
----------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                     44,196          53,118           5,435
Cash and equivalents at beginning of year                               151,889          98,771          93,336
----------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                   $ 196,085       $ 151,889       $  98,771
----------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest paid                                                       $   9,165       $   9,378       $  15,650
  Income taxes paid                                                      40,848          27,336          21,885
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

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

CASH AND EQUIVALENTS
Cash and equivalents consist of short-term, highly liquid investments that normally have original maturities to the Company of three months or less.

INVENTORY
Inventory is stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 30 years; machinery and equipment, 3 to 12 years; lasts, patterns and dies, 3 years.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $14,242 and $12,557 at December 31, 1999 and 1998, respectively.

ACCRUED INSURANCE COSTS
The Company is self-insured for workers' compensation, healthcare, dental and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

INCOME TAXES
Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect the changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits, such as net operating loss carry-forwards, are recognized to the extent that realization of such benefits is more likely to occur than not.

ACCOUNTING FOR ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

STOCK SPLIT
In 1999, the Company's Board of Directors approved a 2-for-1 stock split of its Class A and Class B Common Stock, effective September 15, 1999. Excluding the consolidated balance sheets, all share and per share amounts in the accompanying consolidated financial statements and related notes have been restated for all periods to reflect the stock split.

EARNINGS PER SHARE
Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (Note 12) included in the calculation of diluted weighted-average shares were 725,395 in 1999 and 334,323 in 1998.

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

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation using the method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations.

COMPREHENSIVE INCOME
Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income, which is comprised of foreign currency translation adjustments. Comprehensive income has no impact on the Company's reported net income. Comprehensive income is included in the consolidated statements of changes in stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS
In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented by the Company until fiscal 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. Since the requirements of SFAS 133 are complex and its scope far reaching, the Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.

2. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 1999 and 1998 along with maturity dates, net unrealized gain (loss) and net unrealized gain (loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year-end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency. A negative amount represents a net purchase position of a foreign currency.

----------------------------------------------------------------------------------------------------------------------------
                                    Contract                                                                 Net Unrealized
                                      Amount      Maturity    Unrealized      Unrealized   Net Unrealized       Gain (Loss)
                         (U.S. $ Equivalent)          Date    Gross Gain    Gross (Loss)      Gain (Loss)          Deferred
----------------------------------------------------------------------------------------------------------------------------
December 31, 1999
----------------------------------------------------------------------------------------------------------------------------
Pounds Sterling                      $16,509          2000        $   33         $    --           $    33          $    31
Euros                                 35,004          2000         2,585              --             2,585            2,585
----------------------------------------------------------------------------------------------------------------------------
Total                                $51,513                      $2,618         $    --           $ 2,618          $ 2,616
----------------------------------------------------------------------------------------------------------------------------
December 31, 1998
----------------------------------------------------------------------------------------------------------------------------
Pounds Sterling                      $12,957          1999        $   --         $  (394)          $  (394)         $  (360)
Deutsche Marks                         7,821          1999            --            (509)             (509)            (509)
French Francs                         (1,121)         1999            --            (398)             (398)            (373)
Italian Lire                           8,461          1999            --            (452)             (452)            (452)
Spanish Pesetas                        6,431          1999             4            (229)             (225)            (219)
Swedish Krone                          6,121          1999           141              --               141              141
----------------------------------------------------------------------------------------------------------------------------
Total                                $40,670                      $  145         $(1,982)          $(1,837)         $(1,772)
----------------------------------------------------------------------------------------------------------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $4,910 and $4,769 at December 31, 1999 and 1998, respectively.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

----------------------------------------------------------------------------------------
December 31,                                    1999                      1998
----------------------------------------------------------------------------------------
                                       Carrying                  Carrying
                                    or Contract       Fair    or Contract          Fair
                                         Amount      Value         Amount         Value
----------------------------------------------------------------------------------------
Cash and equivalents(1)                $196,085   $196,085       $151,889      $151,889
Long-term debt(2)                       100,000    103,549        100,000       108,553
Foreign currency contracts(3)            51,513     48,895         40,670        42,507
----------------------------------------------------------------------------------------

1 The carrying amounts of cash and equivalents approximate their fair values. 2 The fair value of the Company's long-term debt is estimated based on current rates available to the Company as of December 31, 1999 and 1998 for debt of the same remaining maturities.
3 The fair value of foreign currency contracts is estimated by obtaining the appropriate year-end rates as of December 31, 1999 and 1998, respectively.

4. INVENTORY

Inventory consists of the following:

-------------------------------------------------------
December 31,                          1999         1998
-------------------------------------------------------
Raw materials                     $  4,493     $  6,253
Work-in-process                      2,832        3,913
Finished goods                     107,348      121,052
-------------------------------------------------------
Total                             $114,673     $131,218
-------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

-------------------------------------------------------
December 31,                          1999         1998
-------------------------------------------------------
Land and improvements             $    501     $    501
Building and improvements           30,389       30,605
Machinery and equipment             89,327       87,991
Lasts, patterns and dies            10,228       12,140
-------------------------------------------------------
Total                             $130,425     $131,237
-------------------------------------------------------

6. INCOME TAXES

The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------------------------------------
Years Ended December 31,                     1999                      1998                       1997
                                     Current      Deferred     Current     Deferred        Current    Deferred
--------------------------------------------------------------------------------------------------------------
Federal                              $24,354        $(454)     $18,588        $ 26         $21,368    $(5,956)
State                                  6,092         (260)       5,003         (78)          3,958     (2,078)
Puerto Rico                              421           --          317          17             828        556
Foreign                                5,258           --        3,965          --           1,604         --
--------------------------------------------------------------------------------------------------------------
Total                                $36,125        $(714)     $27,873        $(35)        $27,758    $(7,478)
--------------------------------------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

--------------------------------------------------------------------------------------------------------
Years Ended December 31,                          1999                  1998                 1997
--------------------------------------------------------------------------------------------------------
Federal income tax at
  statutory rate                            $38,730    35.0%      $30,448     35.0%    $23,660     35.0%
Federal tax exempt
  operations in Puerto Rico                  (6,550)   (5.9)       (4,688)    (5.4)     (5,261)    (7.8)
State taxes, net of
  applicable federal benefit                  4,274     3.9         3,324      3.8       2,294      3.4
Other, net                                   (1,043)   (1.0)       (1,246)    (1.4)       (413)    (0.6)
--------------------------------------------------------------------------------------------------------
Total                                       $35,411    32.0%      $27,838     32.0%    $20,280     30.0%
--------------------------------------------------------------------------------------------------------

The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998 consist of the following:

--------------------------------------------------------------------------------------------------------------
                                                           1999                             1998
                                                    Assets      Liabilities          Assets      Liabilities
--------------------------------------------------------------------------------------------------------------
Current:
  Inventory                                        $ 5,701         $     --         $ 6,158          $    --
  Receivable allowances                              7,288               --           6,441               --
  Intercompany profit elimination                      369               --             230               --
  Other                                              1,939               --             709               --
--------------------------------------------------------------------------------------------------------------
Total current                                      $15,297         $     --         $13,538          $    --
--------------------------------------------------------------------------------------------------------------
Non-current:
  Accelerated depreciation and amortization        $ 3,808         $     --         $ 3,784          $    --
  Puerto Rico tollgate taxes                            --           (2,470)             --           (2,470)
  Undistributed foreign earnings                        --           (9,372)             --           (9,189)
  Other                                                 --             (554)            332               --
  Net operating loss carry-forwards                     30               --             330               --
  Less-valuation allowance                             (30)              --            (330)              --
--------------------------------------------------------------------------------------------------------------
Total non-current                                  $ 3,808         $(12,396)        $ 4,116         $(11,659)
--------------------------------------------------------------------------------------------------------------

The Company's consolidated income before taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rico income tax under an exemption which expires in 2012 and federal income taxes under an exemption which becomes limited after 2001 and currently expires after 2005. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico which are subject to tollgate tax. Deferred income taxes are also provided on the undistributed earnings of the Company's foreign subsidiaries.


7. NOTES PAYABLE

The Company has an unsecured committed revolving credit agreement (the "Agreement") with a group of banks. The Agreement expires on June 19, 2001 and provides for $100,000 of committed borrowings, of which up to $80,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates (6.4% at December 31, 1999) based upon the lenders' cost of funds, plus an applicable spread. The Agreement provides for a facility fee of 0.20% per annum on the full commitment, places limitations on incurring additional debt, stock repurchases and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants.
    Additionally, the Company has uncommitted lines of credit available from certain banks totaling $24,000 at December 31, 1999. Borrowings under these lines are at prevailing money market rates (6.5% at December 31, 1999).
These arrangements may be terminated at any time at the option of the banks or the Company.


8. LONG-TERM DEBT

As of December 31, 1999 and 1998, the Company's long-term debt consisted of $100,000 of 8.94% notes which mature on December 15, 2001. The 8.94% notes place limitations on the incurrence of additional debt, stock repurchases and on the amount of dividends the Company may pay, and also require maintenance of certain financial and operating covenants.

9. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 1999 are as follows:

----------------------------------------------------------
2000                                              $ 18,915
2001                                                18,985
2002                                                17,303
2003                                                14,962
2004                                                11,954
Thereafter                                          35,822
----------------------------------------------------------
Total                                             $117,941
----------------------------------------------------------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Rental expense for all operating leases was $21,509, $18,483 and $18,487 for the years ended December 31, 1999, 1998 and 1997, respectively.


10. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company has five revenue generating business units with separate management teams and financial reporting accountability. These units have been aggregated into three reportable segments, each sharing similar product, distribution, marketing and economic conditions. The reportable segments are U.S. Wholesale, U.S. Retail and International. The U.S. Wholesale segment is comprised of the worldwide product development and manufacturing/sourcing for footwear and apparel and accessories and the sale of such products to wholesale customers in the United States. This segment also includes royalties from licensed products sold in the United States and the management costs and expenses associated with the Company's worldwide licensing efforts. Beginning in 1999, a portion of United States marketing expenses are included in the U.S. Wholesale segment (prior years have been reclassified for comparative purposes). The U.S. Retail segment includes the Company operated specialty and factory outlet stores in the United States. The International segment consists of the marketing, selling and distribution of footwear, apparel and accessories and licensed products outside of the United States. Products are sold outside of the United States through the Company's subsidiaries (which use wholesale and retail channels to sell footwear and apparel and accessories), independent distributors and licensees.
    The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses incurred in support of company-wide activities, United States distribution expenses and a majority of United States marketing expenses. Unallocated Corporate also includes other expense (income) which is primarily interest expense and interest income. Such expenses are not allocated among the reported business segments.
    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performances based on operating contribution, which represents pre-tax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalent s, manufacturing/sourcing assets, computers and related equipment, and United States transportation and distribution equipment.

                                            U.S.          U.S.                 Unallocated
                                       Wholesale        Retail International     Corporate     Consolidated
------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------
Revenue                                 $488,597      $173,937      $254,682      $      --       $ 917,216
Depreciation and amortization              7,587         2,927         4,433          9,416          24,363
Operating income (loss)                  150,306        22,167        38,594        (94,515)        116,552
Interest expense                              --            --            --          9,342           9,342
Other, net                                    --            --            --         (3,449)         (3,449)
Income (loss) before income taxes        150,306        22,167        38,594       (100,408)        110,659
------------------------------------------------------------------------------------------------------------
Total assets                             126,134        32,856       108,096        226,225         493,311
Expenditures for capital additions         7,965         2,457         6,685          2,987          20,094
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------
Revenue                                 $450,543      $159,732      $251,893      $      --       $ 862,168
Depreciation and amortization              4,026         3,243         4,399          6,531          18,199
Operating income (loss)                  125,016        17,728        36,363        (84,517)         94,590
Interest expense                              --            --            --          9,538           9,538
Other, net                                    --            --            --         (1,942)         (1,942)
Income (loss) before income taxes        125,016        17,728        36,363        (92,113)         86,994
------------------------------------------------------------------------------------------------------------
Total assets                             150,282        32,846        92,846        193,493         469,467
Expenditures for capital additions         5,120         1,660         3,578         10,325          20,683
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------
Revenue                                 $427,837      $150,551      $218,070      $      --       $ 796,458
Depreciation and amortization              4,282         3,532         4,800          7,678          20,292
Operating income (loss)                  116,284        12,742        25,678        (70,851)         83,853
Interest expense                              --            --            --         14,833          14,833
Other, net                                    --            --            --          1,419           1,419
Income (loss) before income taxes        116,284        12,742        25,678        (84,265)         67,601
------------------------------------------------------------------------------------------------------------
Total assets                             151,020        34,647        91,615        142,721         420,003
Expenditures for capital additions         4,450         3,028         5,907         12,319          25,704
------------------------------------------------------------------------------------------------------------

The following summarizes the Company's operations in different geographic areas for the years ended December 31, 1999, 1998 and 1997, respectively.

                                                        United                        Other
                                                        States        Europe        Foreign    Consolidated
------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------
Revenue                                               $662,534      $227,618        $27,064        $917,216
Long-lived assets                                       55,501        17,198          5,971          78,670
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------
Revenue                                               $610,275      $216,587        $35,306        $862,168
Long-lived assets                                       58,414        16,911          6,576          81,901
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------
Revenue                                               $578,388      $184,010        $34,060        $796,458
Long-lived assets                                       53,885        17,294          6,818          77,997
------------------------------------------------------------------------------------------------------------

The U.S. Wholesale and Retail segments and Unallocated Corporate comprise the United States geographic area. The International segment is divided into two geographic areas, Europe and Other Foreign. Other Foreign assets primarily consist of the Company's owned manufacturing facilities in the Caribbean, its Chilean subsidiary and assets related to the Company's sourcing operations.

11. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In February 1999 and 1998, 626 and 534,540 shares of Class B Common Stock were converted to Class A Common Stock, respectively.
    On October 15, 1998, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Class A Common Stock, from time to time, at the discretion of management, and as market and business conditions may warrant. During 1998 and the first half of 1999, 800,000 and 1,200,000 shares were repurchased, respectively. On July 15, 1999, the Board of Directors authorized the repurchase of up to an additional 2,000,000 shares. As of December 31, 1999, the Company had repurchased 731,300 shares under this authorization. The Company may use repurchased shares to offset shares that may be issued under the Company's stock-based employee incentive plans, or for other purposes.



12. STOCK AND EMPLOYEE BENEFIT PLANS

Under the Company's 1997 Incentive Plan (the "1997 Plan"), 2,000,000 shares of Class A Common Stock have been reserved for issuance. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan: stock appreciation rights ("SARs"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into or exchangeable for shares of Class A Common Stock and cash bonuses. The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors.
    All outstanding stock options granted under the 1997 Plan have been granted at fair market value, become exercisable in equal installments over four years beginning one year after the grant date, and expire ten years after the date of grant. In addition to the 1997 Plan, the Company has, on occasion, granted "non-qualified" stock options at fair market value to non-employees to purchase Class A Common Stock.
    Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company has reserved 200,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, stock option grants are awarded on a predetermined formula basis and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan is the fair market value of the stock on the date of the grant. Stock options granted under the 1991 Plan become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the grant date.
    Options to purchase an aggregate of 711,341, 615,534 and 566,144 shares were exercisable under all option arrangements at December 31, 1999, 1998 and 1997, respectively. Under the existing stock option plans, there were 720,010 and 1,401,928 shares available for future grants at December 31, 1999 and 1998, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 1999, 1998 and 1997:

------------------------------------------------------------------------------------------------------------
                                                 Number of                   Range of      Weighted-Average
                                                    Shares            Exercise Prices        Exercise Price
------------------------------------------------------------------------------------------------------------
January  1, 1997                                 1,505,254               $ 3.19-41.63                $10.13
------------------------------------------------------------------------------------------------------------
Granted                                            629,000                20.31-38.81                 25.13
Exercised                                         (380,260)                3.19-20.31                  9.70
Canceled                                          (136,624)                7.50-25.06                 15.46
------------------------------------------------------------------------------------------------------------
December 31, 1997                                1,617,370                 3.19-41.63                 15.62
------------------------------------------------------------------------------------------------------------
Granted                                            576,700                17.50-41.47                 33.54
Exercised                                         (252,400)                3.19-25.06                 11.35
Canceled                                          (250,460)                8.69-41.63                 18.03
------------------------------------------------------------------------------------------------------------
December 31, 1998                                1,691,210                 3.19-41.63                 22.02
------------------------------------------------------------------------------------------------------------
Granted                                            767,900                30.38-49.25                 33.32
Exercised                                         (257,481)                3.19-41.63                 14.23
Canceled                                          (104,473)                8.75-41.03                 28.33
------------------------------------------------------------------------------------------------------------
December 31, 1999                                2,097,156                 3.19-49.25                 26.86
------------------------------------------------------------------------------------------------------------

The following summarizes information about all stock options outstanding at December 31, 1999:

---------------------------------------------------------------------------------------------------------------------------------
                                                           Options Outstanding                             Options Exercisable
                                               ----------------------------------------------------------------------------------
                                                            Weighted-Average
       Range of                                     Number         Remaining   Weighted-Average        Number   Weighted-Average
Exercise Prices                                Outstanding  Contractual Life     Exercise Price   Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$  3.19-10.25                                      319,186         4.14  Years           $ 8.74        290,621            $ 8.73
  10.50-18.53                                      223,952         6.52                   14.27        144,827             12.97
  18.75-25.06                                      335,868         7.37                   22.68        136,743             23.02
  25.19-29.94                                       16,000         8.19                   28.41          3,750             26.73
        30.38                                      536,450         9.15                   30.38          1,250             30.38
  32.00-35.63                                      110,150         8.46                   35.36         27,250             35.49
        36.06                                      260,750         8.15                   36.06         60,500             36.06
  36.69-46.63                                      190,400         8.39                   40.49         46,400             40.51
        47.50                                      101,900         9.94                   47.50              0                 0
        49.25                                        2,500         9.96                   49.25              0                 0
---------------------------------------------------------------------------------------------------------------------------------
   3.19-49.25                                    2,097,156         7.63                   26.86        711,341             17.90
---------------------------------------------------------------------------------------------------------------------------------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 600,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 42,173 shares in 1999, 37,800 shares in 1998 and 30,032 shares in 1997 at prices ranging from $16.05 to $27.26 per share. At December 31, 1999, a total of 213,301 shares were available for future purchases. Compensation cost is recognized for the fair value of the employee's purchase rights. The weighted-average fair values of those purchase rights granted in 1999, 1998 and 1997 were $7.07, $9.32 and $6.44, respectively.
    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans, and provides certain pro-forma disclosures regarding the Company plans as required by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the provisions of SFAS No. 123, the Company's net income and diluted earnings per share in 1999, 1998 and 1997 would have been:
$69,767 and $3.15, $55,901 and $2.38 and $45,078 and $1.92, respectively. The pro-forma effect on net income and earnings per share for 1999, 1998 and 1997 is not representative of the pro-forma effect on net income in future years because the provisions of SFAS No. 123 do not take into consideration pro-forma compensation expense related to grants made prior to 1995.

The fair value of each stock option granted in 1999, 1998 and 1997 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1999, 1998 and 1997, respectively: expected volatility of 54.4%, 39.9% and 43.9%; risk-free interest rates of 5.4%, 5.5% and 6.2%; expected lives of 5.2, 5.5 and 4.9 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 1999, 1998 and 1997 were $17.31, $14.67 and $11.23, respectively.
    In December 1999, the Company issued 78,000 restricted shares of Class A Common Stock under the 1997 Plan. Those shares are subject to restrictions on sale and transferability, a risk of forfeiture, and certain other terms and conditions. Those restrictions lapse over a five-year period at 20% per year. Upon issuance of this stock under the 1997 Plan, unearned compensation, equivalent to the market value of the shares at the date of the grant, was charged to stockholder's equity and is being amortized to expense over the five-year vesting period.
    The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,193 in 1999, $1,081 in 1998 and $773 in 1997.


13. LITIGATION

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.


14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years-ended December 31, 1999, 1998 and 1997, respectively:

---------------------------------------------------------------------------------------------------------------------
1999 Quarter Ended                                             March 26       June 25    September 24    December 31
---------------------------------------------------------------------------------------------------------------------
Revenue                                                        $176,897      $152,937        $310,939       $276,442
Gross profit                                                     73,129        61,017         134,357        124,599
Net income                                                        7,842         2,402          35,140         29,865
Basic earnings per share                                            .35           .11            1.67           1.44
Diluted earnings per share                                          .35           .11            1.61           1.38
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
1998 Quarter Ended                                             March 27       June 26    September 25    December 31
---------------------------------------------------------------------------------------------------------------------
Revenue                                                        $163,058      $144,741        $291,857       $262,513
Gross profit                                                     66,945        57,431         116,309        102,153
Net income                                                        7,365         1,901          29,095         20,795
Basic earnings per share                                            .32           .08            1.27            .91
Diluted earnings per share                                          .31           .08            1.24            .90
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
1997 Quarter Ended                                             March 28       June 27    September 26    December 31
---------------------------------------------------------------------------------------------------------------------
Revenue                                                        $150,684      $132,180        $274,699       $238,895
Gross profit                                                     61,614        51,855         106,641         91,811
Net income                                                        4,296           557          24,957         17,511
Basic earnings per share                                            .19           .02            1.10            .77
Diluted earnings per share                                          .19           .02            1.06            .74
---------------------------------------------------------------------------------------------------------------------

Earnings per share data has been restated to reflect the 2-for-1 stock split in September 1999.

15. SUBSEQUENT EVENT

On February 18, 2000, the Company signed an agreement under which it will re-acquire from Inchcape plc the exclusive distribution rights for the sale of TimberlandRegistration Mark branded products throughout the Asia-Pacific region. In connection with this transaction, the Company acquired the stock of the Inchcape plc distribution subsidiaries in Japan, Hong Kong, Malaysia and Singapore. The Company paid $1.7 million and is releasing Inchcape plc from its obligations under the Distributorship, Supply and Retail Development Agreement dated January 26, 1995. With respect to businesses in other countries, the Company may terminate them, identify new distributors, or directly distribute products in those countries. Also as part of the transaction, the Company will participate with Inchcape plc in any net proceeds received from the disposition of the assets in Australia, New Zealand, Thailand and Taiwan.
    The transaction will be accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired Asia-Pacific businesses will be reflected in the Company's consolidated financial statements beginning in the first quarter of 2000.
This transaction will result in the reporting of negative goodwill which will be amortized on a straight-line basis over a period not to exceed 10 years. Pro-forma data is not provided since this transaction would not have a material impact on the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1999 and 1998, and the results of their operations and their cash flows of the three years then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 2, 2000
(February 18, 2000 as to Note 15)