Form 10-K/A, Exhibit 13
period 1999-12-31
TIMBERLAND CO
filed 2000-04-25
CIK 814361

                                                                   Exhibit 13


FINANCIAL REVIEW


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF INCOME DATA
(Dollars in Thousands, Except Per Share Data)

----------------------------------------------------------------------------------------------------------
Years Ended December 31,                          1999          1998         1997          1996       1995(1)
----------------------------------------------------------------------------------------------------------
Revenue                                       $917,216      $862,168     $796,458      $689,973   $655,138
Net income (loss)                               75,247        59,156       47,321        20,419    (11,635)
Basic earnings (loss) per share(2)                3.51          2.59         2.10           .92       (.53)
Diluted earnings (loss) per share(2)              3.39          2.52         2.02           .91       (.53)


SELECTED BALANCE SHEET DATA
(Dollars in Thousands)

----------------------------------------------------------------------------------------------------------
December 31,                                    1999          1998         1997            1996      1995(1)
----------------------------------------------------------------------------------------------------------
Cash and equivalents                        $196,085      $151,889     $ 98,771        $ 93,336  $ 38,389
Working capital                              302,286       291,835      242,911         269,603   268,115
Total assets                                 493,311       469,467      420,003         449,586   421,408
Total long-term debt                         100,000       100,000      100,000         189,454   207,187
Stockholders' equity                         272,368       266,193      214,895         165,360   142,221

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

RESULTS OF OPERATIONS

(Amounts in Thousands, Except Per Share Data)
-----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                     1999                      1998                      1997
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                            $917,216        100.0%     $862,168       100.0%     $796,458        100.0%
Gross profit                                        393,102         42.9       342,839        39.8       311,921         39.2
Operating expense                                   276,551         30.2       248,249        28.8       228,068         28.6
Operating income                                    116,551         12.7        94,590        11.0        83,853         10.5
Interest expense                                      9,342          1.0         9,538         1.1        14,833          1.9
Net income                                           75,247          8.2        59,156         6.9        47,321          5.9
Basic earnings per share                           $   3.51                   $   2.59                  $   2.10
  Weighted-average shares
  outstanding                                        21,448                     22,849                    22,561
Diluted earnings per share                         $   3.39                   $   2.52                  $   2.02
  Weighted-average shares
  outstanding                                        22,178                     23,517                    23,475

Prior years' earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock split in September 1999.

Revenue increased to $917.2 million in 1999 from $862.2 million in 1998 and $796.5 million in 1997. This represents an increase of 6.4% in 1999 and 8.3% in 1998, each compared with the prior year.

   Footwear revenue was $713.4 million in 1999, $651.8 million in 1998 and $593.0 million in 1997. This represents an increase of 9.5% in 1999 and 9.9% in 1998, each compared with the prior year. The revenue increase in 1999, compared with 1998, was primarily due to increases in domestic and, to a lesser degree, European unit sales, partially offset by the impact of foreign exchange. By product, the increase was primarily attributable to unit volume growth in Boots and, to a lesser degree, the introduction of the new Mountain Athletics(TM) by Timberland and Timberland PRO(TM) series sub-brands, Kids' and Men's Casual footwear in Europe. These increases in revenue were partially offset by unit volume decreases in the

Performance and, to lesser degree, the Casual categories domestically. The increase in 1998, compared with 1997, was primarily due to growth in domestic wholesale, domestic retail and European wholesale unit sales, partially offset by a decline in average selling prices. By product, the increases were primarily in the Performance, Boots and Kids' categories. Worldwide footwear revenue represented 79.1%, 76.9% and 75.4% of total product revenue in 1999, 1998 and 1997, respectively.

   Revenue attributable to apparel and accessories was $189.0 million in 1999, $195.8 million in 1998 and $193.8 million in 1997. The revenue decrease of 3.5% in 1999, compared with 1998, was primarily due to a reduction in domestic wholesale revenue, partially offset by increases in European average selling price and unit sales, and domestic retail unit sales. The decrease in domestic wholesale revenue was primarily due to the Company's focus on rationalizing its domestic distribution strategy and better managing inventory levels. That also resulted in a $6.9 million reduction in wholesale off-price sales. The 1.0% revenue increase in 1998, compared with 1997, was primarily due to increases in domestic retail unit sales and European wholesale average selling price and unit sales. These increases were partially offset by a decline in domestic wholesale average selling price. Worldwide apparel and accessories revenue represented 20.9%, 23.1% and 24.6% of total product revenue in 1999, 1998 and 1997, respectively.

   Worldwide revenue from Company-owned retail and factory stores was $210.5 million in 1999, $191.7 million in 1998 and $181.1 million in 1997. This represents an increase of 9.8% in 1999 and 5.8% in 1998, each compared with the prior year. These increases in revenue were primarily due to increases in footwear and, to a lesser degree, apparel and accessories unit sales, resulting from, in part, new retail locations worldwide. Worldwide retail revenue represented 22.9%, 22.2% and 22.7% of total revenue in 1999, 1998 and 1997, respectively.

   The Company has three reportable business segments: U.S. Wholesale, U.S. Retail and International (for a more detailed description and additional financial information regarding segments, see the "Business Segments and Geographic Information" note (Note 10) to the Company's consolidated financial statements). Domestic revenue, comprised of the U.S. Wholesale and U.S. Retail segments, amounted to $662.5 million in 1999, $610.3 million in 1998 and $578.4 million in 1997, or 72.2%, 70.8% and 72.6% of total revenue for each of the three years, respectively. The U.S. Wholesale segment revenue increased by 8.4% in 1999, compared with 1998, and by 5.3% in 1998, compared with 1997, both primarily due to increases in footwear unit sales. The U.S. Retail segment revenue increased by 8.9% in 1999, compared with 1998, and by 6.1% in 1998, compared with 1997, both primarily due to increases in footwear unit sales and, to a lesser degree, apparel and accessories unit sales. Comparable store sales increased by 5.4% in 1999, compared with 1998, and by 4.3% in 1998, compared with 1997. International segment revenue increased by 1.1% in 1999, compared with 1998, and by 15.5% in 1998, compared with 1997. The increase in 1999, compared with 1998, was primarily due to higher European unit sales and apparel and accessories average selling prices. This increase was substantially offset by the impact of foreign exchange and, to a lesser degree, lower revenue in Asia where the Company operated through an independent distributor. The increase in 1998, compared with 1997, was primarily due to European footwear unit sales.

   The gross profit margin was 42.9% in 1999, 39.8% in 1998 and 39.2% in 1997. The increase in margin percentage in 1999, compared with 1998, was primarily due to a reduction in sourcing costs, improvements in manufacturing efficiencies and product mix in apparel, including fewer off-price apparel sales. The improvement in gross profit margin from 1997 to 1998 was primarily due to a mix of higher margin products, in addition to lower unit costs in footwear manufacturing and sourcing.

   Operating expense was $276.6 million, or 30.2% of revenue in 1999, $248.2 million, or 28.8% of revenue in 1998 and $228.1 million, or 28.6% of revenue in 1997. The increase in operating expense in 1999, compared with 1998, was principally due to expenditures to support business growth, predominately selling and marketing related. The increase in 1998, compared with 1997, was primarily due to marketing expenditures and, to a lesser degree, sales volume related expenditures.

   Operating income, which is pre-tax earnings before interest and other expense, was $116.6 million in 1999, $94.6 million in 1998 and $83.9 million in 1997. As a percentage of revenue, operating income was 12.7% in 1999, 11.0% in 1998 and 10.5% in 1997.

   Segment operating income improved in all segments in 1999 and 1998, both in dollars and as a percentage of revenue, compared with the respective prior years. That improvement was due to a combination of increased revenue and higher gross margin rates in each segment year over year, partially offset by the expense increases discussed previously and, additionally, the impact of foreign exchange within the International segment. The increase in Unallocated Corporate expenses in 1999, compared with 1998, was primarily due to finance, information systems, legal and administrative expenses incurred in the support of company-wide activities, and United States distribution expenses. The increase in 1998, compared with 1997, was primarily due to expanded marketing efforts.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $135.3 million in 1999, $84.2 million in 1998 and $113.8 million in 1997. The Company's earnings and continued improvements in working capital management were the principal sources of cash generation. The reduction in inventory levels experienced in 1999 and 1998, compared with the respective prior years, was achieved by improved forecasting accuracy and a reduction of excess and obsolete product in the business system. Inventory turns were 3.7 times in 1999, compared with 3.2 times in 1998 and 2.9 times in 1997. Days sales outstanding at December 31, 1999 were 26 days, compared with 27 days at December 31, 1998 and 29 days at December 31, 1997. Domestic wholesale days sales outstanding were 29 days, 34 days and 36 days at the end of 1999, 1998 and 1997, respectively.

   Net cash used by investing activities amounted to $23.7 million in 1999, $21.8 million in 1998 and $25.2 million in 1997. Of the net cash used by investing activities, capital expenditures were $20.1 million in 1999, $20.7 million in 1998 and $25.7 million in 1997. A majority of capital expenditures during the three years ended December 31, 1999, 1998 and 1997, were for manufacturing machinery and equipment, distribution and transportation equipment, retail store additions and improvements, and information systems enhancements.

   During 1999, 1998 and 1997, net cash used in financing activities amounted to $64.3 million, $10.1 million and $82.7 million, respectively. In 1999 and 1998, $71.7 million and $16.2 million, respectively, were used to repurchase outstanding shares of the Company's Class A Common Stock. In 1997, $89.5 million was used to repay long-term debt, including prepayments totaling $82.0 million.

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

YEAR 2000

- STATE OF READINESS. The Company's Year 2000 compliance strategy included several overlapping phases: inventory, analysis, conversion, testing and implementation. In 1999, the Company completed all phases for all of its enterprise business systems and technical systems worldwide and for all departmental applications, facilities and non-informational technology systems identified by the Company as critical or high risk. The Company took steps to assess the Year 2000 compliance of its external business partners and to reduce the risks to, and the resulting impact on, the Company of their non-compliance. Those steps included requiring such external business partners to provide compliance certification, periodic status reports and contingency plans to the Company.

      The Company monitored the rollover of 1999 into 2000, has not experienced any material business disruptions as a result of Year 2000 issues and believes that the risk for major system failure has passed. As a result, the Company has removed its restriction on new installations and upgrades of all operational systems.

- RISKS. The Company does not now anticipate that any future material business disruption will occur as a result of Year 2000 issues. The Company will continue to monitor its business systems and processes and the Year 2000 compliance of its external business partners throughout the first quarter of 2000. However, the Company will not be able to independently verify that all of its external business partners are, in fact, Year 2000 compliant. Therefore, there is a risk that the Company's business, financial position and results of operations could be materially adversely affected by any Year 2000 issues which did not become apparent in the rollover from 1999 to 2000, or during the subsequent weeks.

- CONTINGENCY PLAN. The Company completed and documented its Year 2000 contingency plans to address the risk and exposure to the Company. The Company used the information and data received from its external business partners to assist in its assessment of risk of non-compliance and in the development of its contingency plans. Because the Company did not experience any material business interruptions as a result of Year 2000 issues, it did not put any of its contingency plans into place. The Company will continue to update its assessments and revise its contingency plans as appropriate, based on additional information received, and will maintain its contingency plans during 2000 in the event that it should need to address the risks described above.

- COSTS. Total expenditures related to the Company's Year 2000 compliance efforts are currently estimated not to exceed $3.0 million, most of which has been incurred through December 31, 1999. This estimate does not include the compensation of Company employees and other similar internal costs, the time and costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or internal costs related to contingency plans. The estimate of total expenditures is based on the Company's current assessment of additional Year 2000 compliance needs and is subject to change as the Company proceeds with its Year 2000 efforts.

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

   In 1998, the Company formed a task force to study the requirements of conversion to the euro and the related impact to the Company (four of the five European subsidiaries of the Company operate in countries that are members of the EMU). The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs and the timing and costs related to each of these issues. From this review, a conversion program was developed and implemented in 1998.

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

SUBSEQUENT EVENT

A discussion of the Company's re-acquisition of distribution rights in the Asia Pacific region and acquisition of the stock of four distribution subsidiaries is included in the "Subsequent Event" note (Note 15) to the Company's consolidated financial statements.

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

                                 1999                      1998
----------------------------------------------------------------------
                           HIGH          LOW         HIGH        LOW
First Quarter              $32 9/32    $21 9/32    $37 23/32  $26 5/8
Second Quarter              37          29 1/16     43 7/16    34 1/2
Third Quarter               42 5/16     31 7/16     36 1/32    18 5/8
Fourth Quarter              52 7/8      35 3/4      24 7/8     14 15/32


Quarterly stock prices have been restated to reflect the 2-for-1 stock split in September 1999.

   As of February 25, 2000, the number of record holders of the Company's Class A Common Stock was approximately 718 and the number of record holders of the Company's Class B Common Stock was 8. The closing sales price of the Company's Class A Common Stock on February 25, 2000 was $38 3/4 per share.

   The Company has never declared a dividend on either the Company's Class A or Class B Common Stock and does not contemplate doing so in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to various loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Share and Per Share Data)                             1999        1998
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents                                                          $ 196,085    $ 151,889
  Accounts receivable, net of allowance for doubtful accounts
    of $4,910 in 1999 and $4,769 in 1998                                           78,696       79,024
  Inventory                                                                       114,673      131,218
  Prepaid expense                                                                   9,890       11,897
  Deferred income taxes                                                            15,297       13,538
------------------------------------------------------------------------------------------------------
    Total current assets                                                          414,641      387,566
------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                     130,425      131,237
  Less accumulated depreciation and amortization                                  (75,019)     (74,316)
------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                              55,406       56,921
------------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                         17,533       19,217
Other assets, net                                                                   5,731        5,763
------------------------------------------------------------------------------------------------------
Total assets                                                                    $ 493,311    $ 469,467
------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities

  Accounts payable                                                              $  33,247    $  25,890
  Accrued expense
    Payroll and related                                                            30,570       22,090
    Interest and other                                                             35,038       29,528
    Income taxes payable                                                           13,500       18,223
------------------------------------------------------------------------------------------------------
    Total current liabilities                                                     112,355       95,731
------------------------------------------------------------------------------------------------------
Long-term debt                                                                    100,000      100,000
Deferred income taxes                                                               8,588        7,543
Stockholders' equity
  Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued            --           --
  Class A Common Stock, $.01 par value (1 vote per share); 30,000,000 shares authorized;  18,638,355 shares issued at December 31, 1999
    and 18,354,766 shares issued at December 31, 1998                                 187           92
  Class B Common Stock, $.01 par value (10 votes per share); convertible into
    Class A shares on a one-for-one basis; 15,000,000 shares authorized;
    4,675,698 shares issued at December 31, 1999 and 4,676,324 shares
    issued at December 31, 1998                                                        47           23
  Additional paid-in capital                                                       82,755       74,711
  Deferred compensation                                                            (3,658)          --
  Retained earnings                                                               282,209      207,077
  Accumulated other comprehensive income (loss)                                    (4,151)         626
  Less treasury stock at cost; 2,671,349 shares at December 31, 1999
    and 834,736 shares at December 31, 1998                                       (85,021)     (16,336)
------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                    272,368      266,193
------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                      $ 493,311    $ 469,467
------------------------------------------------------------------------------------------------------


Prior years' shares have been restated to reflect the 2-for-1 stock split in September 1999.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1999, 1998 AND 1997
(Amounts in Thousands, Except Per Share Data)               1999               1998             1997
----------------------------------------------------------------------------------------------------
Revenue                                                $ 917,216          $ 862,168        $ 796,458
Cost of goods sold                                       524,114            519,329          484,537
----------------------------------------------------------------------------------------------------
  Gross profit                                           393,102            342,839          311,921
----------------------------------------------------------------------------------------------------
Operating expense
  Selling                                                219,545            195,688          174,729
  General and administrative                              55,321             50,876           51,654
  Amortization of goodwill                                 1,685              1,685            1,685
----------------------------------------------------------------------------------------------------
  Total operating expense                                276,551            248,249          228,068
----------------------------------------------------------------------------------------------------
Operating income                                         116,551             94,590           83,853
----------------------------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                         9,342              9,538           14,833
  Other, net                                              (3,449)            (1,942)           1,419
----------------------------------------------------------------------------------------------------
  Total other expense                                      5,893              7,596           16,252
----------------------------------------------------------------------------------------------------
Income before income taxes                               110,658             86,994           67,601
Provision for income taxes                                35,411             27,838           20,280
----------------------------------------------------------------------------------------------------
Net income                                             $  75,247          $  59,156        $  47,321
----------------------------------------------------------------------------------------------------
Basic earnings per share                               $    3.51          $    2.59        $    2.10
  Weighted-average shares outstanding                     21,448             22,849           22,561
----------------------------------------------------------------------------------------------------
Diluted earnings per share                             $    3.39          $    2.52        $    2.02
  Weighted-average shares outstanding                     22,178             23,517           23,475
----------------------------------------------------------------------------------------------------

Prior years' earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock split in September 1999.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1999, 1998 and 1997

                                                                                                               Accumulated
                                    Class A         Class B      Additional                                          Other
                                     Common          Common         Paid-in       Deferred        Retained   Comprehensive
(Dollars in Thousands)                Stock           Stock         Capital   Compensation        Earnings    Income(Loss)
--------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997          $      84      $      27       $  61,806      $      --       $ 100,600       $   2,963
  Issuance of shares under
    employee stock plans                  4             (1)          4,362             --              --              --
  Tax benefit from stock
   option plans                          --             --           2,400             --              --              --
  Comprehensive income:
    Net income                           --             --              --             --          47,321              --
    Translation adjustment               --             --              --             --              --          (4,558)
  Comprehensive income                   --             --              --             --              --              --
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997               88             26          68,568             --         147,921          (1,595)
  Issuance of shares under
    employee stock plans                  4             (3)          3,843             --              --              --
  Repurchase of common stock             --             --              --             --              --              --
  Tax benefit from stock
   option plans                          --             --           2,300             --              --              --
  Comprehensive income:
    Net income                           --             --              --             --          59,156              --
    Translation adjustment               --             --              --             --              --           2,221
  Comprehensive income                   --             --              --             --              --              --
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               92             23          74,711             --         207,077             626
  Issuance of shares under
    employee stock plans                  3              1           5,544         (3,705)             --              --
  Amortization of deferred
   compensation                          --             --              --             47              --              --
  Repurchase of common stock             --             --              --             --              --              --
  Tax benefit from stock
   option plans                          --             --           2,500             --              --              --
  2-for-1 stock split                    92             23              --             --            (115)             --
  Comprehensive income:
    Net income                           --             --              --             --          75,247              --
    Translation adjustment               --             --              --             --              --          (4,777)
  Comprehensive income                   --             --              --             --              --              --
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999        $     187      $      47       $  82,755      $  (3,658)      $ 282,209       $  (4,151)
-------------------------------------------------------------------------------------------------------------------------

                                                                 Consolidated
                                    Treasury   Comprehensive     Stockholders'
                                       Stock         Income           Equity
-----------------------------------------------------------------------------
Balance, January 1, 1997          $    (120)                       $ 165,360
  Issuance of shares under
    employee stock plans                  7                            4,372
  Tax benefit from stock
   option plans                          --                            2,400
  Comprehensive income:
    Net income                           --       $  47,321           47,321
    Translation adjustment               --          (4,558)          (4,558)
                                                  ----------
  Comprehensive income                   --       $  42,763               --
----------------------------------------------------------------------------
Balance, December 31, 1997             (113)                         214,895
  Issuance of shares under
    employee stock plans                 --                            3,844
  Repurchase of common stock        (16,223)                         (16,223)
  Tax benefit from stock
   option plans                          --                            2,300
  Comprehensive income:
    Net income                           --       $  59,156          59,156
    Translation adjustment               --           2,221           2,221
                                                  ---------
  Comprehensive income                   --       $  61,377              --
---------------------------------------------------------------------------
Balance, December 31, 1998          (16,336)                        266,193
  Issuance of shares under
    employee stock plans              2,985                           4,828
  Amortization of deferred
   compensation                          --                              47
  Repurchase of common stock        (71,670)                        (71,670)
  Tax benefit from stock
   option plans                          --                           2,500
  2-for-1 stock split                    --                              --
  Comprehensive income:
    Net income                           --       $  75,247          75,247
    Translation adjustment               --          (4,777)         (4,777)
                                                  ---------
  Comprehensive income                   --       $  70,470              --
---------------------------------------------------------------------------
Balance, December 31, 1999        $ (85,021)                      $ 272,368
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 1998 and 1997
(Dollars in Thousands)                                                    1999            1998            1997
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                          $  75,247       $  59,156       $  47,321
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Deferred income taxes                                                  (714)            (35)         (7,478)
    Depreciation and amortization                                        24,410          18,199          20,292
    Loss on disposal of property, plant and equipment                       396           1,303           1,564
    Increase (decrease) in cash from changes in working capital:
      Accounts receivable                                                (2,687)         (2,781)         24,799
      Inventory                                                          15,817          11,637          14,270
      Prepaid expense                                                     1,679           1,112          (3,707)
      Accounts payable                                                   10,144           5,083            (454)
      Accrued expense                                                    15,290          (9,975)         11,165
      Income taxes                                                       (4,301)            459           6,001
---------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           135,281          84,158         113,773
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment                        81              97           3,772
  Additions to property, plant and equipment                            (20,094)        (20,683)        (25,704)
  Other, net                                                             (3,701)         (1,245)         (3,250)
---------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                               (23,714)        (21,831)        (25,182)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Common stock repurchases                                              (71,670)        (16,223)             --
  Payments on long-term debt                                                 --              --         (89,454)
  Issuance of common stock                                                4,828           3,844           4,372
  Tax benefit from stock option plans                                     2,500           2,300           2,400
---------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                               (64,342)        (10,079)        (82,682)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  (3,029)            870            (474)
---------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                     44,196          53,118           5,435
Cash and equivalents at beginning of year                               151,889          98,771          93,336
---------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                   $ 196,085       $ 151,889       $  98,771
---------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest paid                                                       $   9,165       $   9,378       $  15,650
  Income taxes paid                                                      40,848          27,336          21,885
---------------------------------------------------------------------------------------------------------------


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

TRANSLATION OF FOREIGN CURRENCIES

The Company translates financial statements denominated in foreign currencies by translating balance sheet accounts at the end of period exchange rates and statement of income accounts at the average exchange rates for the periods. Translation gains and losses are recorded in stockholders' equity and reflected in other comprehensive income, and transaction gains and losses are reflected in net income.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 20 years; machinery and equipment, 3 to 12 years; lasts, patterns and dies, 3 years.

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

INCOME TAXES

Income tax expense is based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect the changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits, such as net operating loss carry-forwards, are recognized to the extent that realization of such benefits is more likely to occur than not.

ACCOUNTING FOR ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

STOCK SPLIT

In 1999, the Company's Board of Directors approved a 2-for-1 stock split of Timberland's Class A and Class B Common Stock, effective September 15, 1999. All share and per share amounts in the accompanying consolidated financial statements and related notes have been restated for all periods to reflect the stock split.

EARNINGS PER SHARE

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (Note
12) included in the calculation of diluted weighted-average shares were 725,395 in 1999 and 668,646 in 1998.

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

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the method prescribed by Accounting Principles Board ("APB") Opinion No. 25 and related interpretations.

COMPREHENSIVE INCOME

Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income, which is comprised of foreign currency translation adjustments. Comprehensive income has no impact on the Company's reported net income. Comprehensive income is included in the consolidated statements of changes in stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented by the Company until fiscal 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-An Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. Since the requirements of SFAS No. 133 are complex and its scope far reaching, the Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.

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

                              Contract
                                Amount                  Unrealized      Unrealized                       Net Unrealized
                               (U.S. $       Maturity        Gross           Gross       Net Unrealized     Gain (Loss)
                           Equivalent)           Date         Gain          (Loss)          Gain (Loss)        Deferred
                            ----------------------------------------------------------------------------------------------
December 31, 1999
Pounds Sterling              $ 16,509            2000     $     33        $     --             $     33        $     31
Euros                          35,004            2000        2,585              --                2,585           2,585
-------------------------------------------------------------------------------------------------------------------------
Total                        $ 51,513                     $  2,618        $     --             $  2,618        $  2,616
-------------------------------------------------------------------------------------------------------------------------
December 31, 1998
Pounds Sterling              $ 12,957            1999     $     --        $   (394)            $   (394)       $   (360)
Deutsche Marks                  7,821            1999           --            (509)                (509)           (509)
French Francs                  (1,121)           1999           --            (398)                (398)           (373)
Italian Lire                    8,461            1999           --            (452)                (452)           (452)
Spanish Pesetas                 6,431            1999            4            (229)                (225)           (219)
Swedish Krone                   6,121            1999          141              --                  141             141
-------------------------------------------------------------------------------------------------------------------------
Total                        $ 40,670                      $    145       $ (1,982)            $ (1,837)       $ (1,772)
-------------------------------------------------------------------------------------------------------------------------

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

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,                                                       1999                     1998
                                                      ------------------------  -------------------------
                                                          Carrying                  Carrying
                                                       or Contract        Fair   or Contract         Fair
                                                            Amount       Value        Amount        Value
                                                      ----------------------------------------------------
Cash and equivalents (1)                                   $196,085   $196,085      $151,889     $151,889
Long-term debt (2)                                          100,000    103,549       100,000      108,553
Foreign currency contracts (3)                               51,513     48,895        40,670       42,507

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

4. INVENTORY

Inventory consists of the following:

December 31,                                    1999          1998
-------------------------------------------------------------------
Raw materials                               $  4,493      $  6,253
Work-in-process                                2,832         3,913
Finished goods                               107,348       121,052
-------------------------------------------------------------------
Total                                       $114,673      $131,218

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

December 31,                                    1999        1998
-------------------------------------------------------------------
Land and improvements                       $    501    $    501
Building and improvements                     30,369      30,605
Machinery and equipment                       89,327      87,991
Lasts, patterns and dies                      10,228      12,140
-------------------------------------------------------------------
Total                                       $130,425    $131,237


6. INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended December 31,                1999                       1998                     1997
                                Current      Deferred      Current     Deferred      Current    Deferred
---------------------------------------------------------------------------------------------------------
Federal                         $24,354        $(454)      $18,588         $ 26      $21,368     $(5,956)
State                             6,092         (260)        5,003          (78)       3,958      (2,078)
Puerto Rico                         421           --           317           17          828         556
Foreign                           5,258           --         3,965           --        1,604          --
---------------------------------------------------------------------------------------------------------
Total                           $36,125        $(714)      $27,873         $(35)     $27,758     $(7,478)

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,                 1999                    1998                     1997
---------------------------------------------------------------------------------------------------------
Federal income tax at
  statutory rate                 $38,730       35.0%       $30,448       35.0%     $23,660       35.0%
Federal tax exempt
  operations in Puerto Rico       (6,550)      (5.9)        (4,688)      (5.4)      (5,261)      (7.8)
State taxes, net of
  applicable federal benefit       4,274        3.9          3,324        3.8        2,294        3.4
Other, net                        (1,043)      (1.0)        (1,246)      (1.4)        (413)      (0.6)
---------------------------------------------------------------------------------------------------------
Total                            $35,411       32.0%       $27,838       32.0%     $20,280       30.0%

The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998 consist of the following:

                                                          1999                         1998
                                                   Assets      Liabilities      Assets       Liabilities
---------------------------------------------------------------------------------------------------------
Current:
  Inventory                                      $  5,701       $     --       $  6,158       $     --
  Receivable allowances                             7,288             --          6,441             --
  Employee benefits accruals                        2,569             --          2,089             --
  Other                                              (261)            --         (1,150)            --
---------------------------------------------------------------------------------------------------------
Total current                                    $ 15,297       $     --       $ 13,538       $     --
---------------------------------------------------------------------------------------------------------
Non-current:
  Accelerated depreciation and amortization      $  3,808       $     --       $  3,784       $     --
  Puerto Rico tollgate taxes                           --         (2,470)            --         (2,470)
  Undistributed foreign earnings                       --         (9,372)            --         (9,189)
  Other                                                --           (554)           332             --
  Net operating loss carry-forwards                    30             --            330             --
  Less-valuation allowance                            (30)            --           (330)            --
---------------------------------------------------------------------------------------------------------
Total non-current                                $  3,808       $(12,396)      $  4,116       $(11,659)
---------------------------------------------------------------------------------------------------------

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

9. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 1999 are as follows:

2000                                        $ 18,915
2001                                          18,985
2002                                          17,303
2003                                          14,962
2004                                          11,954
Thereafter                                    35,822
                                            --------
Total                                       $117,941
                                            ========

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

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performances based on operating contribution, which represents pre-tax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalents, manufacturing/sourcing assets, computers and related equipment, and United States transportation and distribution equipment.

                                                U.S.          U.S.                    Unallocated
                                           Wholesale        Retail     International    Corporate       Consolidated
                                           ---------      --------     -------------   -----------      ------------
1999
----------------------------------
Revenue                                     $488,597      $173,937        $254,682     $        --        $917,216
Depreciation and amortization                  7,587         2,927           4,433           9,463          24,410
Operating income (loss)                      150,306        22,167          38,594         (94,516)        116,551
Interest expense                                  --            --              --           9,342           9,342
Other, net                                        --            --              --          (3,449)         (3,449)
Income (loss) before income taxes            150,306        22,167          38,594        (100,409)        110,658
                                             -------      --------        --------     -----------        --------
Total assets                                 126,134        32,856         108,096         226,225         493,311
Expenditures for capital additions             7,965         2,457           6,685           2,987          20,094

1998
----------------------------------
Revenue                                     $450,543      $159,732        $251,893     $        --        $862,168
Depreciation and amortization                  4,026         3,243           4,399           6,531          18,199
Operating income (loss)                      125,016        17,728          36,363         (84,517)         94,590
Interest expense                                  --            --              --           9,538           9,538
Other, net                                        --            --              --          (1,942)         (1,942)
Income (loss) before income taxes            125,016        17,728          36,363         (92,113)         86,994
                                            --------      --------        --------     -----------        --------
Total assets                                 150,282        32,846          92,846         193,493         469,467
Expenditures for capital additions             5,120         1,660           3,578          10,325          20,683

1997
----------------------------------
Revenue                                     $427,837      $150,551        $218,070       $      --        $796,458
Depreciation and amortization                  4,282         3,532           4,800           7,678          20,292
Operating income (loss)                      116,284        12,742          25,678         (70,851)         83,853
Interest expense                                  --            --              --          14,833          14,833
Other, net                                        --            --              --           1,419           1,419
Income (loss) before income taxes            116,284        12,742          25,678         (87,103)         67,601
                                            --------      --------        --------        --------        --------
Total assets                                 151,020        34,647          91,615         142,721         420,003
Expenditures for capital additions             4,450         3,028           5,907          12,319          25,704

The following summarizes the Company's operations in different geographic areas for the years ended December 31, 1999, 1998 and 1997, respectively.

                                                            United                     Other
                                                            States       Europe      Foreign    Consolidated
                                                          --------     --------     --------    ------------
1999
------------------
Revenue                                                   $662,534     $227,618      $27,064        $917,216
Long-lived assets                                           55,501       17,198        5,971          78,670

1998
------------------
Revenue                                                   $610,275     $216,587      $35,306        $862,168
Long-lived assets                                           58,414       16,911        6,576          81,901

1997
------------------
Revenue                                                   $578,388     $184,010      $34,060        $796,458
Long-lived assets                                           53,885       17,294        6,818          77,997

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

   Options to purchase an aggregate of 711,341, 615,534 and 566,144 shares were exercisable under all option arrangements at December 31, 1999, 1998 and 1997, respectively. Under the existing stock option plans, there were 642,010 and 1,401,928 shares available for future grants at December 31, 1999 and 1998, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 1999, 1998 and 1997:

----------------------------------------------------------------------------------------------------------
                                           Number of                   Range of          Weighted-Average
                                              Shares            Exercise Prices            Exercise Price
----------------------------------------------------------------------------------------------------------
January  1, 1997                           1,505,254             $ 3.19 - 41.63                    $10.13
----------------------------------------------------------------------------------------------------------
Granted                                      629,000              20.31 - 38.81                     25.13
Exercised                                   (380,260)              3.19 - 20.31                      9.70
Canceled                                    (136,624)              7.50 - 25.06                     15.46
----------------------------------------------------------------------------------------------------------
December 31, 1997                          1,617,370               3.19 - 41.63                     15.62
----------------------------------------------------------------------------------------------------------
Granted                                      576,700              17.50 - 41.47                     33.54
Exercised                                   (252,400)              3.19 - 25.06                     11.35
Canceled                                    (250,460)              8.69 - 41.63                     18.03
----------------------------------------------------------------------------------------------------------
December 31, 1998                          1,691,210               3.19 - 41.63                     22.02
----------------------------------------------------------------------------------------------------------
Granted                                      767,900              30.38 - 49.25                     33.32
Exercised                                   (257,481)              3.19 - 41.63                     14.23
Canceled                                    (104,473)              8.75 - 41.03                     28.33
----------------------------------------------------------------------------------------------------------
December 31, 1999                          2,097,156               3.19 - 49.25                     26.86
----------------------------------------------------------------------------------------------------------

The following summarizes information about all stock options outstanding at December 31, 1999:

--------------------------------------------------------------------------------------------------------------------------------
                                                         Options Outstanding                            Options Exercisable
                                         ----------------------------------------------------------------------------------------
                                                        Weighted-Average
         Range of                            Number            Remaining     Weighted-Average           Number   Weighted-Average
  Exercise Prices                       Outstanding     Contractual Life       Exercise Price      Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
    $ 3.19 - 10.25                          319,186           4.14 Years               $ 8.74           290,621            $ 8.73
     10.50 - 18.53                          223,952           6.52                      14.27           144,827             12.97
     18.75 - 25.06                          335,868           7.37                      22.68           136,743             23.02
     25.19 - 29.94                           16,000           8.19                      28.41             3,750             26.73
             30.38                          536,450           9.15                      30.38             1,250             30.38
     32.00 - 35.63                          110,150           8.46                      35.36            27,250             35.49
             36.06                          260,750           8.15                      36.06            60,500             36.06
     36.69 - 46.63                          190,400           8.39                      40.49            46,400             40.51
             47.50                          101,900           9.94                      47.50                 0                 0
             49.25                            2,500           9.96                      49.25                 0                 0
---------------------------------------------------------------------------------------------------------------------------------
      3.19 - 49.25                        2,097,156           7.63                      26.86           711,341             17.90
---------------------------------------------------------------------------------------------------------------------------------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 600,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 42,169 shares in 1999, 37,800 shares in 1998 and 30,032 shares in 1997 at prices ranging from $16.05 to $27.26 per share. At December 31, 1999, a total of 213,291 shares were available for future purchases. Compensation cost is recognized for the fair value of the employee's purchase rights. The weighted-average fair values of those purchase rights granted in 1999, 1998 and 1997 were $7.07, $9.32 and $6.44, respectively.

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

   In December 1999, the Company issued 78,000 restricted shares of Class A Common Stock under the 1997 Plan. Those shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. Those restrictions lapse over a five year period at 20% per year. Upon issuance of this stock under the 1997 Plan, unearned compensation, equivalent to the market value of the shares at the date of the grant, was charged to stockholders' equity and is being amortized to expense over the five year vesting period.

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


14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 1999, 1998 and 1997, respectively:

1999 Quarter Ended                                        March 26      June 25      September 24       December 31
-------------------------------------------------------------------------------------------------------------------
Revenue                                                   $176,897     $152,937          $310,939          $276,443
Gross profit                                                73,129       61,017           134,357           124,598
Net income                                                   7,842        2,402            35,140            29,864
Basic earnings per share                                       .35          .11              1.67              1.44
Diluted earnings per share                                     .34          .11              1.61              1.38

1998 Quarter Ended                                        March 27      June 26      September 25       December 31
-------------------------------------------------------------------------------------------------------------------
Revenue                                                   $163,058     $144,741          $291,857          $262,513
Gross profit                                                66,945       57,431           116,309           102,153
Net income                                                   7,365        1,901            29,095            20,795
Basic earnings per share                                       .32          .08              1.27               .91
Diluted earnings per share                                     .31          .08              1.24               .90

1997 Quarter Ended                                        March 28      June 27      September 26       December 31
-------------------------------------------------------------------------------------------------------------------
Revenue                                                   $150,684     $132,180          $274,699          $238,895
Gross profit                                                61,614       51,855           106,641            91,811
Net income                                                   4,296          557            24,957            17,511
Basic earnings per share                                       .19          .02              1.10               .77
Diluted earnings per share                                     .19          .02              1.06               .74

Earnings per share data has been restated to reflect the 2-for-1 stock split in September 1999.

15. SUBSEQUENT EVENT

On February 18, 2000, the Company signed an agreement under which it will re-acquire from Inchcape plc the exclusive distribution rights for the sale of Timberland(R) branded products throughout the Asia-Pacific region. In connection with this transaction, the Company acquired the stock of the Inchcape plc distribution subsidiaries in Japan, Hong Kong, Malaysia and Singapore. The Company paid $1.7 million and is releasing Inchcape plc from its obligations under the Distributorship, Supply and Retail Development Agreement dated January 26, 1995. With respect to businesses in other countries, the Company may terminate them, identify new distributors, or directly distribute products in those countries. Also, as part of the transaction, the Company will participate with Inchcape plc in any net proceeds received from the disposition of the assets in Australia, New Zealand, Thailand and Taiwan.

   The transaction will be accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired Asia-Pacific businesses will be reflected in the Company's consolidated financial statements beginning in February of 2000. This transaction will result in the recording of negative goodwill which will be amortized on a straight-line basis over a period not to exceed 10 years. Pro-forma data is not provided since this transaction would not have a material impact on the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flow for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 2, 2000
(February 18, 2000 as to Note 15)

32