Form 10-K, Exhibit 13
period 2000-12-31
TIMBERLAND CO
filed 2001-03-28
CIK 814361

                                                                      Exhibit 13

FINANCIAL REVIEW


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF INCOME DATA
(Dollars in Thousands, Except Per Share Data)

Years Ended December 31,                 2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------
Revenue                            $1,091,478   $917,216   $862,168   $796,458   $689,973
Net income before
   extraordinary item                 124,124     75,247     59,156     47,321     20,419
Net income                            121,998     75,247     59,156     47,321     20,419
Earnings per share before
   extraordinary item
         Basic                           3.09       1.75       1.29       1.05        .46
         Diluted                         2.91       1.70       1.26       1.01        .45
Earnings per share after
   extraordinary item
         Basic                           3.04       1.75       1.29       1.05        .46
         Diluted                         2.86       1.70       1.26       1.01        .45
-----------------------------------------------------------------------------------------

Earnings per share have been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.



SELECTED BALANCE SHEET DATA
(Dollars in Thousands)

December 31,                           2000        1999        1998         1997         1996
---------------------------------------------------------------------------------------------
Cash and equivalents               $114,852    $196,085    $151,889    $  98,771    $  93,336
Working capital                     236,687     302,286     291,835      242,911      269,603
Total assets                        476,311     493,311     469,467      420,003      449,586
Total long-term debt                    --      100,000     100,000      100,000      189,454
Stockholders' equity                316,751     272,368     266,193      214,895      165,360
---------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses The Timberland Company's (the "Company") results of operations and liquidity and capital resources. The discussion should be read in conjunction with the consolidated financial statements and related notes.

RESULTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

Years Ended December 31,                     2000                   1999                   1998
-----------------------------------------------------------------------------------------------------
Revenue                           $1,091,478     100.0%     $917,216    100.0%     $862,168    100.0%
Gross profit                         508,512      46.6       393,102     42.9       342,839     39.8
Operating expense                    324,340      29.7       276,551     30.2       248,249     28.8
Operating income                     184,172      16.9       116,551     12.7        94,590     11.0
Interest expense                       5,648       0.5         9,342      1.0         9,538      1.1
Other, net                            (8,128)      0.7        (3,449)     0.4        (1,942)     0.2
Net income before
   extraordinary item                124,124      11.4        75,247      8.2        59,156      6.9
Extraordinary item - loss on
   debt extinguishment, net
   of tax benefit of $1,071            2,126       0.2            --       --            --       --
Net income                           121,998      11.2        75,247      8.2        59,156      6.9
Earnings per share before
   extraordinary item
       Basic                           $3.09                   $1.75                  $1.29
       Diluted                         $2.91                   $1.70                  $1.26
Earnings per share after
   extraordinary item
       Basic                           $3.04                   $1.75                  $1.29
       Diluted                         $2.86                   $1.70                  $1.26
Weighted-average shares
   outstanding
       Basic                          40,119                  42,895                 45,698
       Diluted                        42,647                  44,355                 47,035
-----------------------------------------------------------------------------------------------------

Earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.

Revenue increased to $1,091.5 million in 2000 from $917.2 million in 1999 and $862.2 million in 1998. This represents an increase of 19.0% in 2000 and a 6.4% increase in 1999, each compared with the prior year. Excluding the acquisition of the Asian subsidiaries (see Note 2), revenue for 2000 grew 13.2%, compared with the prior year period.

Footwear revenue was $838.0 million in 2000, $713.4 million in 1999, and $651.8 million in 1998. This represents an increase of 17.5% in 2000 and an increase of 9.5% in 1999, each compared with the prior year. The revenue increase in 2000, compared with 1999, was primarily due to domestic wholesale unit sales and, to a lesser degree, the acquisition of the Asian subsidiaries, partially offset by the impact of foreign exchange. By product, the increase was primarily attributable to unit volume growth in Boots and, to a lesser degree, Kids', the Timberland PRO(TM) series and the Mountain Athletics(TM) by Timberland sub-brand. These increases were partially offset by unit volume decreases in the domestic Men's, the Performance and the Women's categories. The increase in 1999, compared with 1998, was primarily due to increases in domestic and, to a lesser degree, European unit sales, partially offset by the impact of foreign exchange. By product, the increase in 1999, compared with 1998, was primarily attributable to unit volume growth in Boots and, to a lesser degree, the combination of the introduction of the new Mountain Athletics by Timberland sub-brand and Timberland PRO series sub-brands, Kids' and Men's Casual footwear in Europe. These increases in revenue were partially offset by domestic wholesale unit volume decreases in the Performance and, to a lesser degree, the Casual categories. Worldwide footwear revenue represented 77.5%, 79.1% and 76.9% of total product revenue in 2000, 1999 and 1998, respectively.

Revenue attributable to apparel and accessories was $242.9 million in 2000, $189.0 million in 1999 and $195.8 million in 1998. The revenue increase of 28.5% in 2000, compared with 1999, reflects double-digit increases across the Company's domestic and international businesses, resulting primarily from increased domestic and European retail unit sales, the acquisition of the Asian subsidiaries, and, to a lesser degree, European and domestic wholesale unit sales. These increases were partially offset by foreign exchange. The revenue decrease of 3.5% in 1999, compared with 1998, was primarily due to a reduction in domestic wholesale revenue, partially offset by increases in European average selling price and unit sales, and domestic retail unit sales. The decrease in domestic wholesale revenue was primarily due to the Company's focus on rationalizing its domestic distribution strategy and better managing inventory levels. That focus also reduced wholesale off-price apparel sales by $6.9 million. Worldwide apparel and accessories revenue represented 22.5%, 20.9% and 23.1% of total product revenue in 2000, 1999 and 1998, respectively.

Worldwide revenue from Company-owned specialty and factory outlet stores was $280.7 million in 2000, $210.5 million in 1999 and $191.7 million in 1998. This represents an increase of 33.3% in 2000 and 9.8% in 1999, each compared with the prior year. The increase in revenue in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and, to a lesser degree, increases in domestic apparel and accessories and footwear unit sales, partially generated by new retail locations. Excluding Asia, revenue for 2000 increased 14.7%, compared with the prior year period. The increase in revenue in 1999, compared with 1998, was primarily due to increases in footwear and, to a lesser degree, apparel and accessories unit sales, again, partially generated by new retail locations. Worldwide retail revenue represented 25.7%, 22.9% and 22.2% of total revenue in 2000, 1999 and 1998, respectively.

The Company has three reportable business segments: U.S. Wholesale, U.S. Retail and International (for a more detailed description and additional financial information regarding segments, see the "Business Segments and Geographic Information" note (Note 11) to the Company's consolidated financial statements). Domestic revenue, comprised of the U.S. Wholesale and U.S. Retail segments, amounted to $787.0 million in 2000, $662.5 million in 1999 and $610.3 million in 1998, or 72.1%, 72.2% and 70.8% of total revenue for each of the three years, respectively. The U.S. Wholesale segment revenue increased by 20.3% in 2000, compared with 1999, and by 8.4% in 1999, compared with 1998, both primarily due to increases in footwear unit sales. The U.S. Retail segment revenue increased by 14.6% in 2000, compared with 1999, primarily due to apparel and accessories unit sales, and to a lesser degree, footwear unit sales. The U.S. Retail segment revenue increased by 8.9% in 1999, compared with 1998, primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales. Increases in both 2000 and 1999, compared to the respective prior year periods, were enhanced by new retail locations, with comparable domestic store sales increases of 4.5% in 2000, compared with 1999, and 5.4% in 1999, compared with 1998. International segment revenue increased by 19.6% in 2000, compared with 1999, and by 1.1% in 1999, compared with 1998. The increase in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and, to a lesser degree, European footwear and apparel and accessories unit sales, partially offset by the impact of foreign exchange. Excluding Asia, revenue for 2000 decreased 1.6% compared with 1999. On a constant dollar basis, excluding Asia, revenue for 2000 increased 10.1% over 1999, reflecting double-digit increases in four of the Company's five European subsidiaries. The increase in 1999, compared with 1998, was primarily due to higher European unit sales and apparel and accessories average selling prices. This increase was substantially offset by the impact of foreign exchange and, to a lesser degree, lower revenue in Asia where the Company operated through an independent distributor.

The gross profit margin was 46.6% in 2000, 42.9% in 1999 and 39.8% in 1998. The increase in margin percentage in 2000, compared with 1999, was primarily due to improved design and development of footwear and apparel, a reduction in third party sourcing costs and internal manufacturing efficiencies and, to a lesser degree, the acquisition of the Asian subsidiaries, which include a higher percentage of higher margin retail sales. These improvements were partially offset by increases in leather prices. The Asian subsidiaries added 0.9 percentage points to the Company's gross profit rate in 2000. The increase in margin percentage in 1999, compared with 1998, was primarily due to a reduction in sourcing costs, improvements in manufacturing efficiencies and product mix in apparel, including fewer off-price apparel sales.

Operating expense was $324.3 million, or 29.7% of revenue in 2000, $276.6 million, or 30.2% of revenue in 1999 and $248.2 million, or 28.8% of revenue, in 1998. The 17.3% increase in operating expense in 2000, compared with 1999, was principally due to the acquisition of the Asian subsidiaries and, to a lesser degree, expenditures to promote business growth, predominantly selling and marketing expenses. Excluding Asia, operating expense increased 5.9%, which resulted in a 1.9 percentage point decrease in operating expense as a percent of revenue for 2000, compared with the prior year period. The 11.4% increase in operating expense in 1999, compared with 1998, was also principally due to selling and marketing related expenditures.

Operating income, which is pre-tax earnings before interest expense and other, net, was $184.2 million in 2000, $116.6 million in 1999 and $94.6 million in 1998. As a percentage of revenue, operating income was 16.9% in 2000, 12.7% in 1999 and 11.0% in 1998.

Segment operating income improved in all segments in 2000 and 1999, compared with the respective prior years. In the U.S. Wholesale segment, in both footwear and apparel, revenue increases, combined with improved gross margin rates, and, to a lesser degree, lower operating expense rates, drove the improvement in operating income. In the U.S. Retail segment, increased revenue drove the improvement in operating income, as gross margin and expense rates were nearly equal to the prior year. Internationally, the acquisition of the Asian subsidiaries was the primary reason for the year over year operating income improvement. In the Company's European subsidiaries, improved revenue and contribution, as measured on a constant dollar basis, was offset by the impact of foreign exchange. The increase in the Unallocated Corporate operating loss in 2000, compared with 1999, was primarily due to higher marketing and United States distribution expenses. The decrease in interest expense was primarily due to the prepayment of the $100.0 million in senior notes (see Note 3). The decrease in other, net reflects the $5.1 million of Inchcape plc proceeds received from Inchcape plc's disposition of distributor assets (see Note 2). The increase in Unallocated Corporate expenses in 1999, compared with 1998, was primarily due to finance, information systems, legal and administrative expenses incurred in the support of company-wide activities, and United States distribution expenses.

Interest expense was $5.6 million in 2000, compared with $9.3 million in 1999 and $9.5 million in 1998. The decrease from 1999 to 2000 was primarily due to the aforementioned prepayment of the senior notes. The decrease from 1998 to 1999 was due to lower levels of short-term borrowings.

The effective income tax rate was 33.5% in 2000, 32.0% in 1999 and 32.0% in 1998. For an analysis of the effective tax rate, see the "Income Taxes" note (Note 9) to the Company's consolidated financial statements.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $141.3 million in 2000, $137.8 million in 1999 and $86.5 million in 1998. The Company's earnings and continued improvements in working capital management were the principal sources of cash generation. The increase in receivables in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and a general increase in business volume. The increase in inventory was also primarily due to the acquisition of the Asian subsidiaries. The reduction in inventory in 1999, compared with the respective prior year, was achieved by improved forecasting accuracy and the reduction of excess and obsolete product in the business system. Inventory turns were 4.0 times in 2000, compared with 3.7 times in 1999 and 3.2 times in 1998. Days sales outstanding at December 31, 2000 were 29 days, compared with 26 days at December 31, 1999 and 27 days at December 31, 1998. Domestic wholesale days sales outstanding were 32 days, 29 days and 34 days at the end of 2000, 1999 and 1998, respectively. Days sales outstanding increased in 2000, compared with 1999, partially due to the impact of adding Asian receivables for holiday sales.

Net cash used by investing activities amounted to $32.4 million in 2000, $23.7 million in 1999 and $21.8 million in 1998. Of the net cash used by investing activities, capital expenditures were $35.4 million in 2000, $20.1 million in 1999 and $20.7 million in 1998. A majority of capital expenditures during the three years ended December 31, 2000, 1999 and 1998 were for transportation and distribution equipment, manufacturing machinery and equipment, retail store additions and building improvements, and information system enhancements. The acquisition of the Asian subsidiaries generated $5.2 million of cash (see Note
2).

During 2000, 1999 and 1998, net cash used in financing activities amounted to $188.5 million, $66.8 million and $12.4 million, respectively. In 2000, 1999 and 1998, $101.7 million, $71.7 million and $16.2 million was used to repurchase outstanding shares of the Company's Class A Common Stock, respectively. Financing activities in 2000 also includes the prepayment of $100.0 million in senior notes. The extraordinary item associated with this debt prepayment is included in financing activities (see Note 3).

The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On April 30, 1998, the Company entered into a revolving credit agreement to provide up to $80.0 million in letters of credit under an overall $100.0 million committed facility. This agreement expires on June 19, 2001. The Company is in the process of negotiating a replacement facility that is expected, at a minimum, to provide the same level of borrowing as the current facility and extend through 2004.

The Company had no debt at December 31, 2000. At December 31, 1999 and 1998, the Company had $100.0 million in debt. The Company's debt to capital ratio was 26.9% at December 31, 1999 and 27.3% at December 31, 1998.

Management believes that the Company's capital requirements for 2001 will be met through the use of its current cash balances, through its existing credit facilities and through cash flow from operations, without the need for additional permanent financing. However, if the need arises, the Company's ability to obtain any additional credit facilities will depend upon prevailing market conditions, the Company's financial condition and the terms and conditions of such additional facilities.

NEW ACCOUNTING PRONOUNCEMENTS

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the financial position and results of operations of the Company are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and income. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effect of these and other potential exposures.

The Company utilizes cash from operations and U.S. dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt, if required, is generally used to finance long-term investments. In addition, derivative instruments are used by the Company in its hedging of foreign currency transactions. These debt instruments and derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Cash balances are normally invested in high-grade securities with terms under three months.

The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on either lenders' cost of funds, plus an applicable spread or prevailing money market rates. At December 31, 2000, the Company had no short-term or long-term debt outstanding. At December 31, 1999, the Company had no short-term debt outstanding and one long-term debt instrument outstanding at a fixed interest rate of 8.94% with a maturity in December 2001.

The Company's foreign currency exposure is generated primarily from its European operating subsidiaries and, to a lesser degree, its Asian operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging the related transactions with foreign currency forward contracts. These contracts are short-term and expire in twelve months or less. Based upon sensitivity analysis as of December 31, 2000, a 10% change in foreign exchange rates would cause the fair value of the Company's financial instruments to increase/decrease by approximately $5.0 million.

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

As of December 31, 1999, the accounting and ledger systems of the Company's European subsidiaries were euro compliant. Additionally, the Company could invoice and manage all wholesale orders in local currency and euros. At the subsidiaries' retail locations, all credit card readers were euro compliant and all price tags and displays were in both local currency and euros. The retail store registers and merchandising/inventory management systems were euro compliant as of the end of 2000.

Throughout 2001, the Company will continue to review and potentially adjust its European subsidiaries' wholesale and retail pricing for consistency among markets. By the close of the third quarter, the Company will be completing euro compliance efforts on its financial reporting and consolidation systems to support all euro process and system changes.

The Company believes that the adoption of the euro will not have a material impact on the Company's consolidated financial statements.

FORWARD-LOOKING INFORMATION

As discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 2000, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include, but are not limited to: (i) the Company's ability to source from and sell product into international markets, which may be affected by import restrictions, political and environmental concerns, as well as the Company's ability to manage its foreign exchange rate risks by hedging, and other similar activities such as conversion to the euro; (ii) the Company's ability to successfully market and sell its products in view of changing consumer trends, consumer acceptance of products, and economic and other factors, such as inflationary or recessionary trends affecting retail market conditions; (iii) the Company's ability to successfully invest in its infrastructure and product based upon its advance sales forecasts; (iv) the Company's ability to obtain adequate raw materials at competitive prices; (v) the Company's ability to locate and retain independent manufacturers to produce lower cost, high quality products with rapid turn-around times; (vi) the Company's ability to recover its investment in and expenditures of its retail organization through adequate sales at such retail locations; and (vii) the Company's ability to respond to actions of the Company's competitors, some of whom have substantially greater resources than those of the Company.

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

                                   2000                         1999
                             High          Low           High          Low
--------------------------------------------------------------------------------
First Quarter                26 5/8        18 1/2        16 9/64       10 41/64
Second Quarter               39 11/32      24            18 1/2        14 17/32
Third Quarter                44 3/16       31 1/4        21 5/32       15 23/32
Fourth Quarter               69 3/16       33 13/16      26 7/16       17 7/8

Quarterly stock prices have been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.

As of February 23, 2001, the number of record holders of the Company's Class A Common Stock was approximately 780 and the number of record holders of the Company's Class B Common Stock was 7. The closing sales price of the Company's Class A Common Stock on February 23, 2001 was $55.40 per share.

The Company has never declared a dividend on either the Company's Class A or Class B Common Stock and does not contemplate doing so in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

As of December 31, 2000 and 1999
(Amounts in Thousands, Except Share and Per Share Data)

                                                                                2000             1999
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and equivalents                                                     $114,852         $196,085
   Accounts receivable, net of allowance for doubtful
      accounts of $5,825 in 2000 and $4,910 in 1999                          105,727           78,696
   Inventory                                                                 131,917          114,673
   Prepaid expense                                                            13,717            9,890
   Prepaid income taxes                                                       15,547           15,297
-----------------------------------------------------------------------------------------------------
      Total current assets                                                   381,760          414,641
-----------------------------------------------------------------------------------------------------
Property, plant and equipment                                                150,462          130,425
   Less accumulated depreciation and amortization                            (76,817)         (75,019)
-----------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                       73,645           55,406
-----------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                    15,848           17,533
Other assets, net                                                              5,058            5,731
-----------------------------------------------------------------------------------------------------
Total assets                                                                $476,311         $493,311
-----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                          $49,437          $33,247
   Accrued expense
      Payroll and related                                                     34,311           30,570
      Other and interest                                                      41,976           35,038
      Income taxes payable                                                    19,349           13,500
-----------------------------------------------------------------------------------------------------
      Total current liabilities                                              145,073          112,355
-----------------------------------------------------------------------------------------------------
Long-term debt                                                                    --          100,000
Deferred income taxes                                                          8,975            8,588
Excess of fair value of acquired assets over cost, net                         5,512               --
Stockholders' equity
   Preferred stock, $.01 par value; 2,000,000 shares
      authorized; none issued                                                     --               --
   Class A Common Stock, $.01 par value (1 vote per share);
      60,000,000 shares authorized; 39,833,928 shares issued
      at December 31, 2000 and 37,276,710 shares issued at
      December 31, 1999                                                          398              187
   Class B Common Stock, $.01 par value (10 votes per share);
      convertible into Class A shares on a one-for-one basis;
      15,000,000 shares authorized; 7,932,900 shares issued at
      December 31, 2000 and 9,351,396 shares issued at December 31,
      1999                                                                        79               47
   Additional paid-in capital                                                109,756           82,755
   Deferred compensation                                                      (4,373)          (3,658)
   Retained earnings                                                         403,972          282,209
   Accumulated other comprehensive loss                                       (7,292)          (4,151)
   Less treasury stock at cost; 8,151,039 shares at December
      31, 2000 and 5,342,698 shares at December 31, 1999                    (185,789)         (85,021)
-----------------------------------------------------------------------------------------------------
      Total stockholders' equity                                             316,751          272,368
-----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                  $476,311         $493,311
-----------------------------------------------------------------------------------------------------

Shares have been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2000, 1999 and 1998
(Amounts in Thousands, Except Per Share Data)

                                                              2000          1999          1998
----------------------------------------------------------------------------------------------
Revenue                                                 $1,091,478      $917,216      $862,168
Cost of goods sold                                         582,966       524,114       519,329
----------------------------------------------------------------------------------------------
  Gross profit                                             508,512       393,102       342,839
----------------------------------------------------------------------------------------------
Operating expense
  Selling                                                  258,081       219,545       195,688
  General and administrative                                65,129        55,321        50,876
  Amortization of goodwill                                   1,130         1,685         1,685
----------------------------------------------------------------------------------------------
  Total operating expense                                  324,340       276,551       248,249
----------------------------------------------------------------------------------------------
Operating income                                           184,172       116,551        94,590
----------------------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                           5,648         9,342         9,538
  Other, net                                                (8,128)       (3,449)       (1,942)
----------------------------------------------------------------------------------------------
  Total other expense (income)                              (2,480)        5,893         7,596
----------------------------------------------------------------------------------------------
Income before income taxes                                 186,652       110,658        86,994
Provision for income taxes                                  62,528        35,411        27,838
----------------------------------------------------------------------------------------------
Net income before extraordinary item                    $  124,124      $ 75,247      $ 59,156
----------------------------------------------------------------------------------------------
Extraordinary item -- loss on debt
  extinguishment, net of tax benefit of
  $1,071 (see Note 3)                                        2,126            --            --
----------------------------------------------------------------------------------------------
Net income                                              $  121,998      $ 75,247      $ 59,156
----------------------------------------------------------------------------------------------
Earnings per share before extraordinary item
  Basic                                                 $     3.09      $   1.75      $   1.29
  Diluted                                               $     2.91      $   1.70      $   1.26
----------------------------------------------------------------------------------------------
Earnings per share after extraordinary item
  Basic                                                 $     3.04      $   1.75      $   1.29
  Diluted                                               $     2.86      $   1.70      $   1.26
----------------------------------------------------------------------------------------------
Weighted-average shares outstanding
  Basic                                                     40,119        42,895        45,698
  Diluted                                                   42,647        44,355        47,035
----------------------------------------------------------------------------------------------

Earnings per share and weighted-average shares have been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2000, 1999 and 1998
(Dollars in Thousands)

                                                                                                  Accumulated
                                    Class A   Class B    Additional                                     Other
                                     Common    Common       Paid-in       Deferred   Retained   Comprehensive   Treasury
                                      Stock     Stock       Capital   Compensation   Earnings   Income (Loss)      Stock
------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998              $  88     $  26     $  68,568     $        -   $147,921   $      (1,595)  $   (113)
Issuance of shares under
  employee stock plans                    4        (3)        3,843              -          -               -          -
Repurchase of common stock                -         -             -              -          -               -    (16,223)
Tax benefit from stock
  option plans                            -         -         2,300              -          -               -          -
Comprehensive income:
  Net income                              -         -             -              -     59,156               -          -
  Translation adjustment                  -         -             -              -          -           2,221          -
Comprehensive income                      -         -             -              -          -               -          -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               92        23        74,711              -    207,077             626    (16,336)
Issuance of shares under
  employee stock plans                    3         1         5,544         (3,705)         -               -      2,985
Amortization of deferred
  compensation                            -         -             -             47          -               -          -
Repurchase of common stock                -         -             -              -          -               -    (71,670)
Tax benefit from stock
  option plans                            -         -         2,500              -          -               -          -
2-for-1 stock split                      92        23             -              -       (115)              -          -
Comprehensive income:
  Net income                              -         -             -              -     75,247               -          -
  Translation adjustment                  -         -             -              -          -          (4,777)         -
Comprehensive income                      -         -             -              -          -               -          -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999              187        47        82,755         (3,658)   282,209          (4,151)   (85,021)
Issuance of shares under
  employee stock plans                   17        (9)       14,401           (404)         -               -        950
Amortization of deferred
  compensation                            -         -             -            799          -               -          -
Loan on restricted stock issuance         -         -             -         (1,110)         -               -          -
Repurchase of common stock                -         -             -              -          -               -   (101,718)
Tax benefit from stock
  option plans                            -         -        12,600              -          -               -          -
2-for-1 stock split                     194        41             -              -       (235)              -          -
Comprehensive income:
  Net income                              -         -             -              -    121,998               -          -
  Translation adjustment                  -         -             -              -          -          (3,141)         -
Comprehensive income                      -         -             -              -          -               -          -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000            $ 398     $  79     $ 109,756     $   (4,373)  $403,972   $      (7,292)  $(185,789)
------------------------------------------------------------------------------------------------------------------------

                                                                 Consolidated
                                            Comprehensive       Stockholders'
                                                   Income              Equity
-----------------------------------------------------------------------------
Balance, January 1, 1998                                          $   214,895
Issuance of shares under
  employee stock plans                                                  3,844
Repurchase of common stock                                            (16,223)
Tax benefit from stock
  option plans                                                          2,300
Comprehensive income:
  Net income                                  $    59,156              59,156
  Translation adjustment                            2,221               2,221
                                              -----------
Comprehensive income                          $    61,377                   -
-----------------------------------------------------------------------------
Balance, December 31, 1998                                            266,193
Issuance of shares under
  employee stock plans                                                  4,828
Amortization of deferred
  compensation                                                             47
Repurchase of common stock                                            (71,670)
Tax benefit from stock
  option plans                                                          2,500
2-for-1 stock split                                                         -
Comprehensive income:
  Net income                                  $    75,247              75,247
  Translation adjustment                           (4,777)             (4,777)
                                              -----------
Comprehensive income                          $    70,470                   -
-----------------------------------------------------------------------------
Balance, December 31, 1999                                            272,368
Issuance of shares under
  employee stock plans                                                 14,955
Amortization of deferred
  compensation                                                            799
Loan on restricted stock issuance                                      (1,110)
Repurchase of common stock                                           (101,718)
Tax benefit from stock
  option plans                                                         12,600
2-for-1 stock split                                                         -
Comprehensive income:
  Net income                                  $   121,998             121,998
  Translation adjustment                           (3,141)             (3,141)
                                              -----------
Comprehensive income                          $   118,857                   -
-----------------------------------------------------------------------------
Balance, December 31, 2000                                        $   316,751
-----------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 1999 and 1998
(Dollars in Thousands)

                                                                                   2000           1999           1998
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                  $ 121,998      $  75,247      $  59,156
  Adjustments to reconcile net income  to net
    cash provided by operating activities:
       Deferred income taxes                                                        137           (714)           (35)
       Depreciation and amortization                                             19,291         24,410         18,199
       Loss (gain) on disposal of property, plant and equipment                    (131)           396          1,303
       Extraordinary item                                                         2,126             --             --
       Tax benefit from stock option plans                                       12,600          2,500          2,300
       Increase (decrease) in cash from changes in working capital:
          Accounts receivable                                                   (24,419)        (2,687)        (2,781)
          Inventory                                                             (10,479)        15,817         11,637
          Prepaid expense                                                        (1,104)         1,679          1,112
          Accounts payable                                                       14,120         10,144          5,083
          Accrued expense                                                         7,681         15,290         (9,975)
          Income taxes                                                             (507)        (4,301)           459
---------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                141,313        137,781         86,458
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Acquisition of Asian Distributor business                                     5,237             --             --
    Proceeds from sale of property, plant and equipment                              --             81             97
    Additions to property, plant and equipment                                  (35,444)       (20,094)       (20,683)
    Other, net                                                                   (2,169)        (3,701)        (1,245)
---------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                    (32,376)       (23,714)       (21,831)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Extinguishment of debt                                                     (100,000)            --             --
    Extraordinary item                                                           (2,126)            --             --
    Common stock repurchases                                                   (101,718)       (71,670)       (16,223)
    Issuance of common stock                                                     15,359          4,828          3,844
---------------------------------------------------------------------------------------------------------------------
       Net cash used by financing activities                                   (188,485)       (66,842)       (12,379)
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          (1,685)        (3,029)           870
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                 (81,233)        44,196         53,118
Cash and equivalents at beginning of year                                       196,085        151,889         98,771
---------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                           $ 114,852      $ 196,085      $ 151,889
---------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
    Interest paid                                                             $   5,863      $   9,165      $   9,378
    Income taxes paid                                                            55,471         40,848         27,336
---------------------------------------------------------------------------------------------------------------------

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

Translation of Foreign Currencies

The Company translates financial statements denominated in foreign currencies by translating balance sheet accounts at the end of period exchange rates and statement of income accounts at the average exchange rates for the period. Translation gains and losses are recorded in stockholders' equity and reflected in other comprehensive income, and transaction gains and losses are reflected in net income.

Derivatives

The Company is exposed to foreign exchange risk when it sells goods in local currencies through its foreign subsidiaries. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Gains and losses on the underlying contracts are accounted for using hedge accounting. Accordingly, the change in the fair value of the contracts that hedge firm commitments is deferred and recognized as part of the related foreign currency transaction upon occurrence. Unhedged currency gains and losses are recognized through income as incurred. All derivative instruments used by the Company are for the aforementioned purposes only.

The Company will adopt Statement of Financial Accounting Standards No. 133 in the first quarter of 2001. A discussion of the expected impact of the adoption of this standard is addressed within this note under New Accounting Pronouncements.

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

Excess of Cost Over Fair Value of Net Assets Acquired

The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $15,927 and $14,242 at December 31, 2000 and 1999, respectively.

Excess of Fair Value of Acquired Assets Over Cost

The excess of fair value of acquired assets over cost is being amortized on a straight-line basis over a period of 10 years. Accumulated amortization amounted to $555 at December 31, 2000 (see Note 2).

Accrued Insurance Costs

The Company is self-insured for workers' compensation, healthcare and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

Income Taxes

Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect the changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits, such as prepaid income taxes, are recognized to the extent that realization of such benefits is more likely to occur than not.

Accounting for Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Stock Splits

In 2000 and 1999, the Company's Board of Directors approved 2-for-1 stock splits of Timberland's Class A and Class B Common Stock, effective July 17, 2000 and September 15, 1999. All share and per share amounts in the accompanying consolidated financial statements and related notes have been restated for all periods to reflect the stock splits.

Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (see
Note 13) included in the calculation of diluted weighted-average shares were 2,527,353 in 2000, 1,459,944 in 1999 and 1,337,292 in 1998.

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

Stock-based Compensation

The Company accounts for stock-based compensation using the method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. The Company follows Statement of Financial Accounting Standards No. 123 for disclosure purposes.

Comprehensive Income

Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income, which is comprised of foreign currency translation adjustments. Comprehensive income has no impact on the Company's reported net income. Comprehensive income is included in the consolidated statements of changes in stockholders' equity.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - An Amendment of FASB Statement No. 133." That statement amended SFAS No. 133 to defer its effective date by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." That statement made certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company will adopt the Statement on January 1, 2001. As a result of this adoption, the Company will record in the first quarter of fiscal 2001 the cumulative effect of a change in accounting adjustment to other comprehensive income for derivatives which hedge foreign currency cash flows of certain forecasted transactions. That adjustment is expected to be immaterial. The fair value of those derivatives was previously deferred, to be recorded at the time the hedged transaction occurred. In general, the Company believes that its current risk management philosophy and approach will remain largely unchanged after the adoption of the Statement.

In June 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, and related amendments, which address revenue recognition interpretations. In September 2000, the FASB's Emerging Issues Task Force ("EITF") concluded discussion on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Both documents were effective in the Company's fourth quarter of 2000. Neither document identified any matters that would materially impact the Company's consolidated financial statements or require a change in the Company's accounting policies.

In July 2000, the EITF concluded discussion on Issue 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." As a result of that discussion, in the consolidated statements of cash flows, the Company has included the tax benefit from stock option plans in operating activities, rather than in financing activities. Prior year periods have been reclassified to conform with the current year presentation.

2. ACQUISITION OF ASIAN DISTRIBUTOR BUSINESS

On February 18, 2000, the Company signed an agreement pursuant to which it re-acquired from Inchcape plc the exclusive distribution rights for the sale of Timberland(R) brand products throughout the Asia-Pacific region. In connection with this transaction, the Company acquired the stock of the Inchcape plc distribution subsidiaries in Japan, Hong Kong, Malaysia and Singapore (the "Asian subsidiaries"). The purchase price allocation is as follows:

Acquisition of business:
--------------------------------------------------------------------------------
Fair value of assets acquired                                          $ 21,852
Fair value of liabilities assumed                                       (14,082)
--------------------------------------------------------------------------------
Fair value of net assets acquired                                         7,770
Cash paid                                                                (1,223)
Acquisition costs                                                          (480)
--------------------------------------------------------------------------------
Excess of fair value of acquired net assets over cost                  $  6,067
--------------------------------------------------------------------------------

The fair value of net assets acquired includes $6,460 of cash, resulting in net cash received of $5,237.

This transaction has been accounted for under the purchase method of accounting and, accordingly, the results of operations for the Asian subsidiaries, for the period from the acquisition date, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets purchased and liabilities assumed based on fair values at the date of acquisition. This transaction resulted in the recording of excess of fair value of acquired net assets over cost, which is being amortized on a straight-line basis over a 10 year period. Pro-forma data is not provided since this transaction does not have a material impact on the Company's consolidated financial statements.

As part of this transaction, the Company released Inchcape plc from its obligations under the Distributorship, Supply and Retail Development Agreement dated January 26, 1995. As part of this transaction, the Company received from Inchcape plc $5,055, which represented a portion of the proceeds from the disposition of the assets in Australia, New Zealand, Thailand and Taiwan. All proceeds were recognized in other income.

On July 31, 2000, the Company acquired Inchcape plc's Taiwan based net assets for $662. Taiwan is included in the Company's consolidated financial statements and does not have a material impact on those statements. Taiwan is included in all subsequent references to the Asian subsidiaries.

3. LONG-TERM DEBT AND EXTRAORDINARY LOSS

As of December 31, 2000, the Company had no long-term debt outstanding. On June 30, 2000, the Company prepaid $100,000 of 8.94% senior notes with a maturity of December 15, 2001. As a result of that prepayment, the Company recorded an extraordinary loss of $2,126 after taxes, or $0.05 per share diluted ($0.05 basic). The loss primarily consisted of a prepayment penalty and costs associated with the early redemption of the debt combined with accelerated amortization of bond issuance costs, net of tax benefits of $1,071. The prepayment of the senior notes was financed with cash from operations.

The Company's long-term debt, at December 31, 1999, consisted of the $100,000 of 8.94% notes.

4. NOTES PAYABLE

The Company has an unsecured committed revolving credit agreement (the "Agreement") with a group of banks. The Agreement expires on June 19, 2001 and provides for $100,000 of committed borrowings, of which up to $80,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates (7.1% at December 31, 2000) based upon the lenders' cost of funds, plus an applicable spread. The Agreement provides for a facility fee of 0.20% per annum on the full commitment, places limitations on incurring additional debt, stock repurchases and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants. The Company is in the process of negotiating a replacement facility that is expected, at a minimum, to provide the same level of borrowing as the current facility and extend through 2004.

Additionally, the Company has uncommitted lines of credit available from certain banks totaling $35,000 at December 31, 2000. Borrowings under these lines are at prevailing money market rates (7.0% at December 31, 2000). These arrangements may be terminated at any time at the option of the banks or the Company.

5. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 2000 and 1999 along with maturity dates, net unrealized gain (loss) and net unrealized gain (loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year-end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency.

                           Contract
                             Amount                                                                  Net Unrealized
                            (U.S. $      Maturity    Unrealized      Unrealized    Net Unrealized       Gain (Loss)
                        Equivalent)          Date    Gross Gain    Gross (Loss)       Gain (Loss)          Deferred
-------------------------------------------------------------------------------------------------------------------
December 31, 2000
-------------------------------------------------------------------------------------------------------------------
Pounds Sterling             $12,125          2001        $  181            $  -           $  181             $  181
Euro                         34,808          2001             -             (14)             (14)               (14)
Japanese Yen                  7,098          2001           713               -              713                713
-------------------------------------------------------------------------------------------------------------------
Total                       $54,031                      $  894            $(14)          $  880             $  880
-------------------------------------------------------------------------------------------------------------------
December 31, 1999
-------------------------------------------------------------------------------------------------------------------
Pounds Sterling             $16,509          2000        $   33            $  -           $   33             $   31
Euro                         35,004          2000         2,585               -            2,585              2,585
-------------------------------------------------------------------------------------------------------------------
Total                       $51,513                      $2,618            $  -           $2,618             $2,616
-------------------------------------------------------------------------------------------------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $5,825 and $4,910 at December 31, 2000 and 1999, respectively.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,                                        2000                           1999
------------------------------------------------------------------------------------------------
                                           Carrying                       Carrying
                                        or Contract          Fair      or Contract          Fair
                                             Amount         Value           Amount         Value
------------------------------------------------------------------------------------------------
Cash and equivalents(1)                    $114,852      $114,852         $196,085      $196,085
Long-term debt(2)                                 -             -          100,000       103,549
Foreign currency contracts(3)                54,031        53,151           51,513        48,895
------------------------------------------------------------------------------------------------

(1) The carrying amounts of cash and equivalents approximate their fair values.
(2) The fair value of the Company's long-term debt is estimated based on rates available to the Company as of December 31, 1999 for debt of the same remaining maturities.
(3) The fair value of foreign currency contracts is estimated by obtaining the appropriate year-end rates as of December 31, 2000 and 1999, respectively.

7. INVENTORY

Inventory consists of the following:

December 31,                                              2000              1999
--------------------------------------------------------------------------------
Raw materials                                         $  4,099          $  4,493
Work-in-process                                          2,006             2,832
Finished goods                                         125,812           107,348
--------------------------------------------------------------------------------
Total                                                 $131,917          $114,673
--------------------------------------------------------------------------------

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

December 31,                                              2000              1999
--------------------------------------------------------------------------------
Land and improvements                                 $    501          $    501
Building and improvements                               38,455            30,369
Machinery and equipment                                 97,632            89,327
Lasts, patterns and dies                                13,874            10,228
--------------------------------------------------------------------------------
Total                                                 $150,462          $130,425
--------------------------------------------------------------------------------

9. INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended December 31,               2000                    1999                    1998
-----------------------------------------------------------------------------------------------------
                                Current    Deferred      Current    Deferred      Current    Deferred
-----------------------------------------------------------------------------------------------------
Federal                         $43,758        $191      $24,354       $(454)     $18,588        $ 26
State                            10,764         (54)       6,092        (260)       5,003         (78)
Puerto Rico                         469           -          421           -          317          17
Foreign                           6,329           -        5,258           -        3,965           -
-----------------------------------------------------------------------------------------------------
Total                           $61,320        $137      $36,125       $(714)     $27,873        $(35)
-----------------------------------------------------------------------------------------------------

The 2000 current provision includes the $1,071 tax benefit from the prepayment of the senior notes which is reflected in the extraordinary item on the Company's consolidated statements of income.

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,                                  2000                1999                1998
-----------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate               $64,209    35.0%    $38,730    35.0%    $30,448    35.0%
Federal tax exempt operations in Puerto Rico        (7,231)   (3.9)     (6,550)   (5.9)     (4,688)   (5.4)
State taxes, net of applicable federal benefit       7,538     4.1       4,274     3.9       3,324     3.8
Other, net                                          (3,059)   (1.7)     (1,043)   (1.0)     (1,246)   (1.4)
-----------------------------------------------------------------------------------------------------------
Total                                              $61,457    33.5%    $35,411    32.0%    $27,838    32.0%
-----------------------------------------------------------------------------------------------------------

The tax effects of temporary differences and carry-forwards that give rise to significant portions of prepaid tax assets and deferred tax liabilities at December 31, 2000 and 1999 consist of the following:

                                                2000                         1999
----------------------------------------------------------------------------------------------
                                         Assets      Liabilities       Assets      Liabilities
----------------------------------------------------------------------------------------------
Current:
  Inventory                             $ 4,498        $       -     $ 5,701         $       -
  Receivable allowances                   7,696                -       7,288                 -
  Employee benefits accruals              2,769                -       2,569                 -
  Other                                     584                -        (261)                -
----------------------------------------------------------------------------------------------
Total current                           $15,547        $       -     $15,297         $       -
----------------------------------------------------------------------------------------------
Non-current:
  Accelerated depreciation
    and amortization                    $ 4,064        $       -     $ 3,808         $       -
  Puerto Rico tollgate taxes                  -           (2,470)          -            (2,470)
  Undistributed foreign earnings              -           (9,965)          -            (9,372)
  Other                                       -             (604)          -              (554)
  Net operating loss carry-forwards          90                -          30                 -
  Less-valuation allowance                  (90)               -         (30)                -
----------------------------------------------------------------------------------------------
Total non-current                       $ 4,064        $ (13,039)    $ 3,808         $ (12,396)
----------------------------------------------------------------------------------------------

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

10. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 2000 are as follows:

                        2001                   $  25,413
                        2002                      23,603
                        2003                      19,225
                        2004                      14,849
                        2005                      11,769
                        Thereafter                32,972
                        --------------------------------
                        Total                   $127,831
                        --------------------------------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Rental expense for all operating leases was $32,509, $21,509 and $18,483 for the years ended December 31, 2000, 1999 and 1998, respectively.

11. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company has six revenue generating business units with separate management teams and financial reporting accountability. These units have been aggregated into three reportable segments, each sharing similar product, distribution, marketing and economic conditions. The reportable segments are U.S. Wholesale, U.S. Retail and International. The U.S. Wholesale segment is comprised of the worldwide product development and manufacturing/ sourcing for footwear and apparel and accessories and the sale of such products to wholesale customers in the United States. This segment also includes royalties from licensed products sold in the United States and the management costs and expenses associated with the Company's worldwide licensing efforts. The U.S. Retail segment includes the Company operated specialty and factory outlet stores in the United States. The International segment consists of the marketing, selling and distribution of footwear, apparel and accessories and licensed products outside of the United States. Products are sold outside of the United States through the Company's subsidiaries (which use wholesale and retail channels to sell footwear and apparel and accessories), independent distributors and licensees. In 2000, the International segment includes the results for the Asian subsidiaries.

The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses incurred in support of company-wide activities, United States distribution expenses and a majority of United States marketing expenses. Unallocated Corporate also includes other expense (income) which is primarily interest expense, interest income and other miscellaneous income/expense. Such expenses are not allocated among the reported business segments.

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

                                                                                 Unallocated
                         U.S. Wholesale      U.S. Retail      International        Corporate      Consolidated
--------------------------------------------------------------------------------------------------------------
2000
Revenue                        $587,676         $199,274           $304,528         $      -        $1,091,478
Depreciation and
  amortization                    4,859            2,602              3,545            8,285            19,291
Operating income (loss)         214,927           27,107             39,459          (97,321)          184,172
Interest expense                      -                -                  -            5,648             5,648
Other, net                            -                -                  -           (8,128)           (8,128)
Income (loss) before
  income taxes                  214,927           27,107             39,459          (94,841)          186,652
--------------------------------------------------------------------------------------------------------------
Total assets                    147,096           36,061            128,962          164,192           476,311
Expenditures for
  capital additions               8,018            2,689              6,141           18,596            35,444
--------------------------------------------------------------------------------------------------------------
1999
Revenue                        $488,597         $173,937           $254,682         $      -        $  917,216
Depreciation and
  amortization                    7,587            2,927              4,433            9,416            24,410
Operating income (loss)         150,306           22,167             38,594          (94,516)          116,551
Interest expense                      -                -                  -            9,342             9,342
Other, net                            -                -                  -           (3,449)           (3,449)
Income (loss) before
  income taxes                  150,306           22,167             38,594         (100,409)          110,658
--------------------------------------------------------------------------------------------------------------
Total assets                    126,134           32,856            108,096          226,225           493,311
Expenditures for
  capital additions               7,965            2,457              6,685            2,987            20,094
--------------------------------------------------------------------------------------------------------------
1998
Revenue                        $450,543         $159,732           $251,893         $      -        $  862,168
Depreciation and
  amortization                    4,026            3,243              4,399            6,531            18,199
Operating income (loss)         125,016           17,728             36,363          (84,517)           94,590
Interest expense                      -                -                  -            9,538             9,538
Other, net                            -                -                  -           (1,942)           (1,942)
Income (loss) before
  income taxes                  125,016           17,728             36,363          (92,113)           86,994
--------------------------------------------------------------------------------------------------------------
Total assets                    150,282           32,846             92,846          193,493           469,467
Expenditures for
  capital additions               5,120            1,660              3,578           10,325            20,683
--------------------------------------------------------------------------------------------------------------

The following summarizes the Company's operations in different geographic areas for the years ended December 31, 2000, 1999 and 1998, respectively:

                                                         Other
                      United States        Europe      Foreign      Consolidated
--------------------------------------------------------------------------------
2000
Revenue                    $786,950      $225,279      $79,249        $1,091,478
Long-lived assets            69,863        15,646        9,042            94,551
--------------------------------------------------------------------------------
1999
Revenue                    $662,534      $227,618      $27,064        $  917,216
Long-lived assets            55,501        17,198        5,971            78,670
--------------------------------------------------------------------------------
1998
Revenue                    $610,275      $216,587      $35,306        $  862,168
Long-lived assets            58,414        16,911        6,576            81,901
--------------------------------------------------------------------------------

The U.S. Wholesale and Retail segments and Unallocated Corporate comprise the United States geographic area. The International segment is divided into two geographic areas, Europe and Other Foreign. Other Foreign revenue consists primarily of the Company's Asian subsidiaries. Other Foreign assets consist primarily of the Company's owned manufacturing facilities in the Caribbean, assets related to the Company's sourcing operations and the Company's Asian subsidiaries.

12. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In 2000 and 1999, 1,418,496 and 1,252 shares of Class B Common Stock were converted to Class A Common Stock, respectively.

During the second quarter of 2000, the Company's shareholders approved an increase in the authorized number of shares of Class A Common Stock from 30,000,000 to 60,000,000 shares.

On October 14, 1998, the Board of Directors authorized a repurchase for up to 4,000,000 shares of the Company's Class A Common Stock, from time to time, at the discretion of management, and as market and business conditions may warrant. During 1998 and the first half of 1999, the Company repurchased 1,600,000 and 2,400,000 shares, respectively, under that authorization. On June 11, 1999, the Board of Directors authorized a second repurchase, for up to an additional 4,000,000 shares of the Company's Class A Common Stock. During the second half of 1999 and as of December 31, 2000, the Company repurchased 1,462,600 and 2,537,400 shares, respectively, under that authorization. On October 18, 2000, the Board of Directors authorized a third repurchase, for up to an additional 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2000, the Company had repurchased 318,300 shares under that authorization. The Company may use repurchased shares to offset shares that may be issued under the Company's stock-based employee incentive plans, or for other purposes.

13. STOCK AND EMPLOYEE BENEFIT PLANS

Under the Company's 1997 Incentive Plan (the "1997 Plan"), 4,000,000 shares of Class A Common Stock have been reserved for issuance. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan: stock appreciation rights ("SARs"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into or exchangeable for shares of Class A Common Stock and cash bonuses. The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors.

All outstanding stock options granted under the 1997 Plan have been granted at fair market value, become exercisable in equal installments over four years beginning one year after the grant date, and expire ten years after the date of grant.

Under its 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), the Company has reserved 400,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 1991 Plan, stock option grants are awarded on a predetermined formula basis and no grant can be made after November 15, 2001. The exercise price of options granted under the 1991 Plan is the fair market value of the stock on the date of the grant. Stock options granted under the 1991 Plan become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the grant date.

Options to purchase an aggregate of 1,213,986, 1,422,684 and 1,231,068 shares were exercisable under all option arrangements at December 31, 2000, 1999 and 1998, respectively. Under the existing stock option plans, there were 666,320 and 1,284,020 shares available for future grants at December 31, 2000 and 1999, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 2000, 1999 and 1998:

                                                     Range of     Weighted-Average
                         Number of Shares     Exercise Prices       Exercise Price
----------------------------------------------------------------------------------
January 1, 1998                 3,234,740      $ 1.60 - 20.81              $ 7.81
----------------------------------------------------------------------------------
Granted                         1,153,400        8.75 - 20.74               16.77
Exercised                        (504,800)       1.60 - 12.53                5.68
Canceled                         (500,920)       4.35 - 20.81                9.01
----------------------------------------------------------------------------------
December 31, 1998               3,382,420        1.60 - 20.81               11.01
----------------------------------------------------------------------------------
Granted                         1,535,800       15.19 - 24.63               16.66
Exercised                        (514,962)       1.60 - 20.81                7.12
Canceled                         (208,946)       4.38 - 20.52               14.17
----------------------------------------------------------------------------------
December 31, 1999               4,194,312        1.60 - 24.63               13.43
----------------------------------------------------------------------------------
Granted                         1,063,950       18.75 - 57.81               26.01
Exercised                      (1,107,522)       1.60 - 23.75               11.48
Canceled                         (425,804)       4.34 - 34.94               15.64
----------------------------------------------------------------------------------
December 31, 2000               3,724,936      $ 1.60 - 57.81              $17.34
----------------------------------------------------------------------------------

The following summarizes information about all stock options outstanding at December 31, 2000:

                                  Options Outstanding                            Options Exercisable
                 ------------------------------------------------------     ------------------------------
                                    Weighted-Average          Weighted-                          Weighted-
       Range of          Number            Remaining            Average          Number            Average
Exercise Prices     Outstanding     Contractual Life     Exercise Price     Exercisable     Exercise Price
----------------------------------------------------------------------------------------------------------
   $ 3.34- 5.34         459,680           3.57 Years             $ 4.91         459,680             $ 4.91
     5.44-12.53         484,904           6.05                    10.17         301,154               9.81
    12.59-14.97          27,000           7.13                    14.07          11,500              13.41
          15.19         808,452           8.15                    15.19         120,252              15.19
    16.00-17.81         141,100           7.62                    17.67          60,250              17.76
          18.03         373,500           7.16                    18.03         146,500              18.03
    18.34-20.88         301,200           7.71                    19.86          66,350              20.00
          22.63         500,200           9.16                    22.63               -                  -
    22.75-23.75         374,150           9.05                    23.25          47,050              23.74
    24.63-57.81         254,750           9.53                    37.40           1,250              24.63
----------------------------------------------------------------------------------------------------------
   $ 3.34-57.81       3,724,936           7.47                   $17.34       1,213,986             $11.02
----------------------------------------------------------------------------------------------------------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESPP Plan"), the Company is authorized to issue up to an aggregate of 1,200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESPP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 47,359 shares in 2000, 84,338 shares in 1999 and 75,600 shares in 1998 at prices ranging from $8.03 to $29.94 per share. At December 31, 2000, a total of 379,223 shares were available for future purchases. The weighted-average fair values of those purchase rights granted in 2000, 1999 and 1998 were $8.92, $3.54 and $4.66, respectively.


The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans and provides certain pro-forma disclosures regarding the Company plans as required by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the provisions of SFAS No. 123, the Company's net income and diluted earnings per share in 2000, 1999 and 1998 would have been: $117,392 and $2.75 before the extraordinary item and $115,266 and $2.70 after the extraordinary item, $69,767 and $1.58 and $55,901 and $1.19, respectively. The pro-forma effect on net income and earnings per share for 2000, 1999 and 1998 is not representative of the pro-forma effect on net income in future years because the provisions of SFAS No. 123 do not take into consideration pro-forma compensation expense related to grants made prior to 1995.

The fair value of each stock option granted in 2000, 1999 and 1998 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 2000, 1999 and 1998, respectively: expected volatility of 54.1%, 54.4% and 39.9%; risk-free interest rates of 6.5%, 5.4% and 5.5%; expected lives of 5.4, 5.2 and 5.5 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 2000, 1999 and 1998 were $13.94, $8.65 and $7.34, respectively.

In December 1999, the Company issued 156,000 restricted shares of Class A Common Stock under the 1997 Plan. Those shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. Those restrictions lapse over a five-year period in equal amounts each year. Upon issuance of this stock under the 1997 Plan, unearned compensation, equivalent to the market value of the shares at the date of the grant, was charged to stockholders' equity.

In the second quarter of 2000, the Company made a loan of approximately $1,100 related to the restricted stock issuance in December 1999. That amount is included in deferred compensation in the consolidated balance sheets and resulted in the revaluation of unearned compensation. Unearned compensation is being amortized to expense over the five-year vesting period.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,283 in 2000, $1,193 in 1999 and $1,081 in 1998.

14. LITIGATION

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2000, 1999 and 1998, respectively:

2000
Quarter Ended                                               March 31      June 30(1)      September 29      December 31
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                     $208,604     $177,064             $375,246         $330,564
Gross profit                                                  95,421       82,400              178,152          152,540
Net income before extraordinary item                          14,666       11,133               57,453           40,888
Net income                                                    14,666        8,991               57,453           40,888
Earnings per share before extraordinary item
  Basic                                                          .36          .28                 1.44             1.03
  Diluted                                                        .34          .26                 1.35              .96
Earnings per share after extraordinary item
  Basic                                                          .36          .22                 1.44             1.03
  Diluted                                                        .34          .21                 1.35              .96
-----------------------------------------------------------------------------------------------------------------------
1999
Quarter Ended                                               March 26      June 25         September 24      December 31
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                     $176,897     $152,937             $310,939         $276,442
Gross profit                                                  73,129       61,017              134,357          124,598
Net income                                                     7,842        2,402               35,140           29,864
Basic earnings per share                                         .18          .06                  .83              .72
Diluted earnings per share                                       .17          .05                  .81              .69
-----------------------------------------------------------------------------------------------------------------------
1998
Quarter Ended                                               March 27       June 26        September 25      December 31
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                     $163,058      $144,741            $291,857         $262,513
Gross profit                                                  66,945        57,431             116,309          102,153
Net income                                                     7,365         1,901              29,095           20,795
Basic earnings per share                                         .16           .04                 .63              .46
Diluted earnings per share                                       .16           .04                 .62              .45
-----------------------------------------------------------------------------------------------------------------------

Earnings per share data has been restated to reflect the 2-for-1 stock splits in September 1999 and July 2000.

(1) In the second quarter of 2000, the Company recorded a $2.1 million after tax extraordinary loss. The loss primarily consisted of a prepayment penalty and other costs associated with the early redemption of $100.0 million in senior notes.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Boston, Massachusetts

January 31, 2001