Form 10-K405, Exhibit 13
period 2001-12-31
TIMBERLAND CO
filed 2002-03-28
CIK 814361

                                                                      EXHIBIT 13

[TIMBERLAND LOGO]

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------
FINANCIAL REVIEW

  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . .18

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

  AND RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . .  .19

  CONSOLIDATED BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . . .  . .26

  CONSOLIDATED STATEMENTS OF INCOME . .  . . . . . . . . . . .  . . . . .. . .27

  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY . . . . . . . . .28

  CONSOLIDATED STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . .  . . .29

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. .  . . . . . . . . .. . . . . . 30

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . .  . . . . . . . 43

CORPORATE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44

FINANCIAL REVIEW

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

SELECTED STATEMENT OF INCOME DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years Ended December 31,                             2001            2000          1999          1998          1997
-------------------------------------------------------------------------------------------------------------------
Revenue                                       $ 1,183,623   $   1,091,478   $   917,216   $   862,168   $   796,458
Net income before extraordinary item              106,741         124,124        75,247        59,156        47,321
Net income                                        106,741         121,998        75,247        59,156        47,321
Earnings per share before extraordinary item
  Basic                                       $      2.73   $        3.09   $      1.75   $      1.29   $      1.05
  Diluted                                     $      2.65   $        2.91   $      1.70   $      1.26   $      1.01
Earnings per share after extraordinary item
  Basic                                       $      2.73   $        3.04   $      1.75   $      1.29   $      1.05
  Diluted                                     $      2.65   $        2.86   $      1.70   $      1.26   $      1.01
-------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE REFLECT THE 2-FOR-1 STOCK SPLITS IN SEPTEMBER 1999 AND JULY 2000.

SELECTED BALANCE SHEET DATA
(DOLLARS IN THOUSANDS)

December 31,                                         2001            2000          1999          1998          1997
-------------------------------------------------------------------------------------------------------------------
Cash and equivalents                          $   105,658   $     114,852   $   196,085   $   151,889   $    98,771
Working capital                                   277,041         236,687       302,286       291,835       242,911
Total assets                                      504,612         476,311       493,311       469,467       420,003
Total long-term debt                                    -               -       100,000       100,000       100,000
Stockholders' equity                              359,238         316,751       272,368       266,193       214,895
-------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discusses The Timberland Company's (the "Company") results of operations and liquidity and capital resources. The discussion, including known trends and uncertainties identified by management, should be read in conjunction with the consolidated financial statements and related notes.

The Company's critical accounting policies used to prepare its financial statements are disclosed in Note 1 to the Company's consolidated financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires assumptions and estimates that affect the reported amounts of assets and liabilities, disclosures in the financial statements and related notes and the reporting of revenue and expenses. Actual results could differ from these estimates. The accompanying management discussion is based upon a consistent application of accounting policies and methodology in developing assumptions and estimates. Some of the more important assumptions and estimates made by the Company are related to reserves for sales returns and allowances, excess and obsolete inventory and allowance for doubtful accounts receivable.

RESULTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years Ended December 31,                     2001                   2000             1999
-----------------------------------------------------------------------------------------------
Revenue                               $1,183,623  100.0%   $1,091,478  100.0%   $917,216  100.0%
Gross profit                             520,775   44.0       508,512   46.6     393,102   42.9
Operating expense                        357,682   30.2       324,340   29.7     276,551   30.2
Operating income                         163,093   13.8       184,172   16.9     116,551   12.7
Interest expense                           1,560    0.1         5,648    0.5       9,342    1.0
Other, net                                  (196)   0.0        (8,128)   0.7      (3,449)   0.4
Net income before extraordinary item     106,741    9.0       124,124   11.4      75,247    8.2
Extraordinary item -
  loss on debt extinguishment,
  net of tax benefit of $1,071                 -      -         2,126    0.2           -      -
Net income                            $  106,741    9.0    $  121,998   11.2    $ 75,247    8.2
Earnings per share before
  extraordinary item
    Basic                             $     2.73           $     3.09           $   1.75
    Diluted                           $     2.65           $     2.91           $   1.70
Earnings per share after
  extraordinary item
    Basic                             $     2.73           $     3.04           $   1.75
    Diluted                           $     2.65           $     2.86           $   1.70
Weighted-average shares outstanding
    Basic                                 39,043               40,119             42,895
    Diluted                               40,247               42,647             44,355
-----------------------------------------------------------------------------------------------

EARNINGS PER SHARE AND WEIGHTED-AVERAGE SHARES REFLECT THE 2-FOR-1 STOCK SPLIT IN JULY 2000.

Revenue increased to $1,183.6 million in 2001 from $1,091.5 million in 2000 and $917.2 million in 1999. This represents an increase of 8.4% in 2001 and a 19.0% increase in 2000, each compared with the prior year. Excluding the acquisition of the Asian subsidiaries in 2000 (see Note 4), revenue for 2000 grew 13.2%, compared with 1999.

The Company has three reportable business segments (see Note 13): U.S. Wholesale, U.S. Consumer Direct (formerly U.S. Retail-commencing in 2001, U.S. Retail includes the Company's new e-commerce business) and International. Domestic revenue, comprised of the U.S. Wholesale and U.S. Consumer Direct segments, amounted to $834.2 million in 2001, $787.0 million in 2000 and $662.5 million in 1999, or 70.5%, 72.1% and 72.2% of total revenue for each of the three years, respectively. U.S. Wholesale segment revenue increased to $630.6 million in 2001 from $587.7 million in 2000 and $488.6 million in 1999. This represents an increase of 7.3% in 2001, compared with 2000, and 20.3% in 2000, compared with 1999, both primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales. The increases in 2001, compared with 2000, were partially offset by a reduction in footwear average selling prices, primarily due to sales allowances and, to a lesser degree, product mix. The Company expects sales pressure in 2002, principally in its domestic footwear business, reflecting comparisons to strong prior year first half results, a continued softness in U.S. market conditions and a negative impact from a disciplined approach to management of the U.S. Boot business, including improving channels of distribution. U.S. Consumer Direct segment revenue increased to $203.6 million in 2001 from $199.3 million in 2000 and $173.9 million in 1999. This represents an increase of 2.2% in 2001, compared with 2000, primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales, primarily offset by a reduction in average selling prices. This reduction was primarily the result of the Company's effort to manage inventory levels and, to a lesser degree, mix of product sold. The U.S. Consumer Direct segment revenue increased 14.6% in 2000, compared with 1999, primarily due to apparel and accessories unit sales and, to a lesser degree, footwear unit sales. Increases in both 2001 and 2000, compared to the respective prior year periods, were enhanced by new retail locations, with a comparable domestic store sales decrease of 4.5% in 2001, compared with 2000, and an increase of 4.5% in 2000, compared with 1999. Given the softness in U.S. market conditions, the Company has moderated its U.S. retail store expansion plans. International segment revenue increased to $349.4 million in 2001 from $304.5 million in 2000 and $254.7 million in 1999. This represents an increase of 14.7% in 2001, compared with 2000, and 19.6% in 2000, compared with 1999. The increase in 2001, compared with 2000, was due to unit volume increases in apparel and accessories and footwear across all channels, partially offset by the impact of foreign exchange. On a constant dollar basis, International segment revenue increased 19.6%. The increase in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and, to a lesser degree, European footwear and apparel and accessories unit sales, partially offset by the impact of foreign exchange. Excluding Asia, revenue for 2000 decreased 1.6%, compared with 1999. On a constant dollar basis, excluding Asia, revenue for 2000 increased 10.1% over 1999, reflecting double-digit increases in four of the Company's five European subsidiaries.

Footwear revenue was $898.7 million in 2001, $838.0 million in 2000 and $713.4 million in 1999. This represents an increase of 7.2% in 2001 and an increase of 17.5% in 2000, each compared with the prior year. The revenue increase in 2001, compared with 2000, was primarily due to U.S. Wholesale unit sales and, to a lesser degree, International wholesale unit sales. These increases were partially offset by a decline in average selling prices primarily due to sales allowances and, to a lesser degree, product mix and the impact of foreign exchange. By product, the increase was primarily attributable to unit volume growth in U.S. Wholesale Boots and, to a lesser degree, Kids', the Timberland PRO -TM- series, Boots within U.S. Consumer Direct and European Men's casual. These increases were partially offset by revenue declines in worldwide Performance and domestic Men's casual. As discussed previously, the Company expects sales pressure in 2002 in its domestic footwear business. The revenue increase in 2000, compared with 1999, was primarily due to U.S. Wholesale unit sales and, to a lesser degree, the acquisition of the Asian subsidiaries, partially offset by the impact of foreign exchange. By product, the increase was primarily attributable to unit volume growth in Boots and, to a lesser degree, Kids', the Timberland PRO -TM- series and the Mountain Athletics -TM- by Timberland sub-brand. These increases were partially offset by unit volume decreases in the domestic Men's casual, Performance and Women's categories. Worldwide footwear revenue represented 76.8%, 77.5% and 79.1% of total product revenue in 2001, 2000 and 1999, respectively.

Revenue attributable to apparel and accessories was $272.0 million in 2001, $242.9 million in 2000 and $189.0 million in 1999. The revenue increase of 12.0% in 2001, compared with 2000, reflects double-digit increases in worldwide wholesale and, to a lesser degree, International retail. These increases were partially offset by a reduction in U.S. Consumer Direct average selling prices and, to a lesser degree, the impact of foreign exchange. The reduction in average selling prices was due to inventory control efforts and to product mix. The revenue increase of 28.5% in 2000, compared with 1999, reflects double-digit increases across the Company's domestic and international businesses, resulting primarily from increased domestic and European retail unit sales, the acquisition of the Asian subsidiaries and, to a lesser degree, European and U.S. Wholesale unit sales. These increases were partially offset by foreign exchange. Worldwide apparel and accessories revenue represented 23.2%, 22.5% and 20.9% of total product revenue in 2001, 2000 and 1999, respectively.

Worldwide wholesale revenue was $879.1 million in 2001, $810.8 million in 2000 and $706.7 million in 1999. This represents an increase of 8.4% in 2001 and 14.7% in 2000, each compared with the prior year. Both domestic and international footwear and apparel and accessories wholesale businesses increased in 2001, compared with the prior year period. The increase in footwear was primarily due to U.S. Wholesale footwear unit volume increases, partially offset by a decline in average selling prices primarily due to sales allowances and, to a lesser degree, product mix. The increase in apparel and accessories wholesale revenue was primarily due to European and U.S. Wholesale unit volumes. The revenue increase in 2000, compared with 1999, was primarily due to U.S. Wholesale footwear unit volumes and, to a lesser degree, the acquisition of the Asian subsidiaries, partially offset by the impact of foreign exchange.

Worldwide revenue from Company-operated specialty and factory outlet stores, along with the Company's new e-commerce business, was $304.6 million in 2001, $280.7 million in 2000 and $210.5 million in 1999. This represents an increase of 8.5% in 2001 and 33.3% in 2000, each compared with the prior year. The increase in revenue in 2001, compared with 2000, was primarily due to footwear and, to a lesser degree, apparel and accessories unit volumes, partially offset by lower domestic average selling prices and the impact of foreign exchange. These increases were partially due to the addition of new retail locations. The increase in revenue in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and, to a lesser degree, increases in U.S. Consumer Direct apparel and accessories and footwear unit sales, partially generated by new retail locations. Excluding Asia, revenue for 2000 increased 14.7%, compared with the prior year period. Worldwide retail revenue represented 25.7%, 25.7% and 22.9% of total revenue in 2001, 2000 and 1999, respectively.

Gross profit as a percentage of revenue was 44.0% in 2001, 46.6% in 2000 and 42.9% in 1999. The decrease in margin percentage in 2001, compared with 2000, was primarily due to increases in leather costs, U.S. Wholesale footwear sales returns and allowances and pressure from foreign exchange declines. Each lowered the gross margin rate by approximately 1.1 percentage points. These declines in gross margin were partially offset by the impact of mix and other cost reductions. Under current conditions, the Company anticipates that the impact of higher leather costs, footwear sales returns and allowances and foreign exchange declines will continue into 2002. The Company will continue to review and develop and may implement cost efficiencies across the supply chain in its efforts to improve gross margins. The increase in margin percentage in 2000, compared with 1999, was primarily due to improved design and development of footwear and apparel, a reduction in third-party sourcing costs and internal manufacturing efficiencies and, to a lesser degree, the acquisition of the Asian subsidiaries, which include a higher percentage of higher margin retail sales. These improvements were partially offset by increases in leather prices. The Asian subsidiaries added 0.9 percentage points to the Company's gross profit rate in 2000.

Operating expense was $357.7 million, or 30.2% of revenue in 2001, $324.3 million, or 29.7% of revenue in 2000 and $276.6 million, or 30.2% of revenue in 1999. The 10.3% increase in operating expense in 2001, compared with 2000, was primarily due to investments in key growth drivers such as the expansion of the Company's Asian business, the expansion of its domestic retail business and additional sales and marketing efforts. The 17.3% increase in operating expense in 2000, compared with 1999, was principally due to the acquisition of the Asian subsidiaries and, to a lesser degree, expenditures to promote business growth, predominantly selling and marketing expenses. Excluding Asia, operating expense increased 5.9%, which resulted in a 1.9 percentage point decrease in the expense rate for 2000, compared with the prior year period.

Operating income, which is pretax earnings before interest expense and other, net, was $163.1 million in 2001, $184.2 million in 2000 and $116.6 million in 1999. As a percentage of revenue, operating income was 13.8% in 2001, 16.9% in 2000 and 12.7% in 1999. The Company anticipates continued declines in its operating margin in the first half of 2002, reflecting comparisons to strong prior year levels and negative business mix impacts related to anticipated declines in the higher margin U.S. Boot business.

Segment operating income decreased in the domestic segments in 2001 and improved in the

International segment, compared with the prior year. In the U.S. Wholesale segment, mid single-digit revenue increases in footwear were offset by lower gross margin percentages, as discussed previously, and higher expense rates, which reduced operating income by 3.0%, compared with the prior year. In the U.S. Consumer Direct segment, a 2.2% increase in revenue, combined with a decrease in gross margin percentage and an increase in operating expense percentage, lowered operating income by 21.1%, compared with the prior year period. Internationally, segment operating income increased by 5.1% over the prior year period. This increase was primarily due to improved gross margin dollars on double digit increases in apparel and accessories and footwear revenue and, to a lesser degree, improved operating expense percentages. The increase in the Unallocated Corporate operating loss in 2001, compared with 2000, was primarily due to increased marketing and other costs incurred in support of company-wide activities.

Segment operating income improved in all segments in 2000, compared with the respective prior year. In the U.S. Wholesale segment, in both footwear and apparel, revenue increases, combined with improved gross margin rates and, to a lesser degree, lower operating expense rates, drove the improvement in operating income. In the U.S. Consumer Direct segment, increased revenue drove the improvement in operating income, as gross margin and expense rates were nearly equal to the prior year. Internationally, the acquisition of the Asian subsidiaries was the primary reason for the year-over-year operating income improvement. In the Company's European subsidiaries, improved revenue and contribution, as measured on a constant dollar basis, was offset by the impact of foreign exchange. The increase in the Unallocated Corporate operating loss in 2000, compared with 1999, was primarily due to higher marketing and United States distribution expenses.

Interest expense was $1.6 million in 2001, compared with $5.6 million in 2000 and $9.3 million in 1999. The decrease in interest expense was primarily due to the prepayment of the $100.0 million senior notes in 2000 (see Note 5).

Other, net includes interest income of $1,190 in 2001, $4,878 in 2000 and $4,730 in 1999. The decrease in interest income reflects the prepayment of the senior notes in 2000 and the generation of lower cash flow from operations in 2001, compared with 2000 and 1999. Other, net in 2000 reflects the receipt of $5.1 million from the Company's former Asian distributor (see Note 4).

The effective income tax rate was 34.0% in 2001, 33.5% in 2000 and 32.0% in 1999. The Company anticipates that federal tax law, which has benefited its Puerto Rico operations, will change effective in 2002, thereby raising the Company's 2002 effective tax rate by approximately one to two percentage points. For an analysis of the effective tax rate, see the "Income Taxes" note (Note 11) to the Company's consolidated financial statements.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $88.9 million in 2001, $141.3 million in 2000 and $137.8 million in 1999. In 2001, compared with 2000, higher working capital, primarily from decreases in accounts payable and accrued expense, and lower earnings were the principal causes of the reduction in cash generated by operations. The reduction in accounts payable was primarily due to the timing of receipt and payment of inventory in the fourth quarter of 2001, compared with 2000, while the reduction in accrued expense primarily reflects lower compensation related accruals, compared with the prior year. In 2001, compared with 2000, the increase in receivables primarily reflects sales timing changes in the U.S., as retailers ordered closer to need, as well as some erosion in collections. Inventory position improved in 2001, compared with 2000, as a result of disciplined inventory management in the challenging U.S. market. In 2000, compared with 1999, the Company's earnings and continued improvements in working capital management were the principal sources of cash generation. The increase in receivables in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries and a general increase in business volume. The increase in inventory in 2000, compared with 1999, was primarily due to the acquisition of the Asian subsidiaries.

Inventory turns were 4.2 times in 2001, compared with 4.0 times in 2000 and 3.7 times in 1999. Days sales outstanding at December 31, 2001 were 35 days, compared with 29 days at December 31, 2000 and 26 days at December 31, 1999. Domestic wholesale days sales outstanding were 44 days, 32 days and 29 days at the end of 2001, 2000 and 1999, respectively.

Net cash used by investing activities amounted to $24.6 million in 2001, $32.4 million in 2000 and $23.7 million in 1999. Of the net cash used by investing activities, capital expenditures were $22.4 million in 2001, $35.4 million in 2000 and $20.1 million in 1999. A majority of capital expenditures during the three years ended December 31, 2001, 2000 and 1999 were for transportation and distribution equipment, manufacturing machinery and equipment, retail store additions and building improvements, and information system enhancements. In 2000, the acquisition of the Asian subsidiaries generated $5.2 million of cash (see Note 4).

During 2001, 2000 and 1999, net cash used in financing activities amounted to $71.9 million, $188.5 million and $66.8 million, respectively. In 2001, 2000 and 1999, $80.4 million, $101.7 million and $71.7 million was used to repurchase outstanding shares of the Company's Class A Common Stock, respectively. Financing activities in 2001 include costs related to the establishment of the Company's new revolving credit facility. Financing activities in 2000 include the prepayment of $100.0 million in senior notes. The extraordinary item associated with this debt prepayment is included in financing activities (see
Note 5).

The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement replaced the $100.0 million revolving credit agreement that was due to expire in June 2001. The Agreement provides for $200.0 million of committed borrowings, of which up to $125.0 million may be used for letters of credit (see Note 6).

The Company had no debt at December 31, 2001 and December 31, 2000. At December 31, 1999, the Company had $100.0 million in debt. The Company's debt to capital ratio was 26.9% at December 31, 1999.

As of December 31, 2001, 2000 and 1999, the Company had letters of credit outstanding of $39.0 million, $56.0 million and $54.0 million, respectively. All were issued for the purchase of inventory.

Management believes that the Company's capital requirements for 2002 will be met through the use of its current cash balances, through its existing credit facilities and through cash flow from operations, without the need for additional permanent financing. However, if the need arises, the Company's ability to obtain any additional credit facilities will depend upon prevailing market conditions, the Company's financial condition and the terms and conditions of such additional facilities.

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

The Company utilizes cash from operations and U.S. dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt, if required, is generally used to finance long-term investments. In addition, derivative instruments are used by the Company in its hedging of foreign currency transactions. These debt instruments and derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Cash balances are invested in high-grade securities with terms under three months.

The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on either lenders' cost of funds, plus an applicable spread or prevailing money market rates. At December 31, 2001 and December 31, 2000, the Company had no short-term or long-term debt outstanding.

The Company's foreign currency exposure is generated primarily from its European operating subsidiaries and, to a lesser degree, its Asian operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging the related transactions with foreign currency forward contracts. These contracts expire in twenty seven months or less. Based upon sensitivity analysis as of December 31, 2001, a 10% change in foreign exchange rates would cause the fair value of the Company's financial instruments to increase/decrease by approximately $12.3 million, compared with $5.0 million at December 31, 2000. The increase at December 31, 2001 is primarily due to the amount of foreign currency forward contracts held at December 31, 2001, compared to December 31, 2000. As of December 31, 2000, the Company had hedged the majority of its first half 2001 foreign currency exposure while hedging the majority of its second half 2001 foreign currency exposure during that year. As of December 31, 2001, the Company has hedged the majority of its exposure for the full year 2002.

EURO

Effective January 1, 1999, the European Monetary Union ("EMU") created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, allowed the member countries to methodically eliminate their local currencies and to convert to the euro. During the transition period, either the euro or a member country's local currency was accepted as legal tender.

As of December 31, 1999, the accounting and ledger systems of the Company's European subsidiaries were euro compliant. Additionally, the Company could invoice and manage all wholesale orders in local currency and euros. At the subsidiaries' retail locations, all credit card readers were euro compliant and all price tags and displays were in both local currency and euros. The retail store registers and merchandising/inventory management systems were euro compliant as of the end of 2000. During the fourth quarter of 2001, the Company's financial reporting and consolidation systems became euro compliant.

The Company has, and will continue to monitor the euro conversion. The Company has not experienced any material business disruptions as a result of the euro.

FORWARD-LOOKING INFORMATION

As discussed in an exhibit to the Company's Form 10-K for the year ended December 31, 2001, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include, but are not limited to: (i) the Company's ability to successfully market and sell its products in view of changing consumer trends, consumer acceptance of products, and economic and other factors, including the current U.S. economic environment and the events of September 11, 2001 and uncertainties related to the ongoing conflict; (ii) the Company's ability to source from, and sell product into, international markets, which may be affected by import restrictions, political and environmental concerns, as well as the Company's ability to manage its foreign exchange rate risks by hedging and other similar activities such as conversion to the euro; (iii) the Company's ability to obtain adequate raw materials at competitive prices; (iv) the Company's ability to successfully invest in its infrastructure and product based upon its advance sales forecasts; (v) the Company's ability to locate and retain independent manufacturers to produce lower cost, high-quality products with rapid turn around times; (vi) the Company's ability to recover its investment in, and expenditures of, its retail organization through adequate sales at such retail locations; and (vii) the Company's ability to respond to actions of the Company's competitors, some of whom have substantially greater resources than those of the Company. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

                                                  2001                  2000
---------------------------------------------------------------------------------
                                            High       Low        High       Low
First Quarter                             $73.25     $49.20      $26.63    $18.50
Second Quarter                             52.10      38.70       39.34     24.00
Third Quarter                              41.50      26.15       44.19     31.25
Fourth Quarter                             38.25      26.84       69.19     33.81
---------------------------------------------------------------------------------

QUARTERLY STOCK PRICES REFLECT THE 2-FOR-1 STOCK SPLIT IN JULY 2000.

As of February 22, 2002, the number of record holders of the Company's Class A Common Stock was approximately 812 and the number of record holders of the Company's Class B Common Stock was 7. The closing sales price of the Company's Class A Common Stock on February 22, 2002 was $34.76 per share.

The Company has never declared a dividend on either the Company's Class A or Class B Common Stock and does not contemplate doing so in the foreseeable future. In addition, the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    2001          2000
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents                                                         $ 105,658     $ 114,852
  Accounts receivable, net of allowance for doubtful accounts
    of $5,934 in 2001 and $5,825 in 2000                                         132,751       105,727
  Inventory                                                                      127,172       131,917
  Prepaid expense                                                                 17,093        13,717
  Deferred income taxes                                                           19,822        15,547
  Other assets                                                                     3,047             -
------------------------------------------------------------------------------------------------------
    Total current assets                                                         405,543       381,760
------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                    166,365       150,462
  Less accumulated depreciation and amortization                                 (90,157)      (76,817)
------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                             76,208        73,645
------------------------------------------------------------------------------------------------------
Excess of cost over fair value of net assets acquired, net                        14,163        15,848
Other assets, net                                                                  8,698         5,058
------------------------------------------------------------------------------------------------------
Total assets                                                                   $ 504,612     $ 476,311
------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                             $  40,637     $  49,437
  Accrued expense
    Payroll and related                                                           23,918        34,311
    Other and interest                                                            42,611        41,976
    Income taxes payable                                                          21,336        19,349
------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    128,502       145,073
------------------------------------------------------------------------------------------------------
Deferred compensation                                                              2,610             -
Deferred income taxes                                                              9,349         8,975
Excess of fair value of acquired assets over cost, net                             4,913         5,512
Stockholders' equity
  Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued            -             -
  Class A Common Stock, $.01 par value (1 vote per share); 120,000,000 shares authorized; 40,487,893 shares issued at December 31, 2001 and
    39,833,928 shares issued at December 31, 2000                                    405           398
  Class B Common Stock, $.01 par value (10 votes per share); convertible into
    Class A shares on a one-for-one basis; 20,000,000 shares authorized;
    7,911,185 shares issued at December 31, 2001 and 7,932,900 shares issued at
    December 31, 2000,                                                                79            79
Additional paid-in capital                                                       125,648       109,756
Deferred compensation                                                             (3,226)       (4,373)
Retained earnings                                                                510,713       403,972
Accumulated other comprehensive loss                                              (9,372)       (7,292)
Less treasury stock at cost; 10,064,847 Class A shares at December 31,2001
    and 8,151,039 Class A shares at December 31, 2000                           (265,009)     (185,789)
------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                   359,238       316,751
------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                     $ 504,612     $ 476,311
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         2001               2000            1999
------------------------------------------------------------------------------------------------
Revenue                                            $1,183,623        $ 1,091,478        $917,216
Cost of goods sold                                    662,848            582,966         524,114
------------------------------------------------------------------------------------------------
  Gross profit                                        520,775            508,512         393,102
------------------------------------------------------------------------------------------------
Operating expense
  Selling                                             291,953            258,081         219,545
  General and administrative                           64,644             65,129          55,321
  Amortization of goodwill                              1,085              1,130           1,685
------------------------------------------------------------------------------------------------
  Total operating expense                             357,682            324,340         276,551
------------------------------------------------------------------------------------------------
Operating income                                      163,093            184,172         116,551
------------------------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                      1,560              5,648           9,342
  Other, net                                             (196)            (8,128)         (3,449)
------------------------------------------------------------------------------------------------
  Total other expense (income)                          1,364             (2,480)          5,893
------------------------------------------------------------------------------------------------
Income before income taxes                            161,729            186,652         110,658
Provision for income taxes                             54,988             62,528          35,411
------------------------------------------------------------------------------------------------
Net income before extraordinary item               $  106,741        $   124,124        $ 75,247
Extraordinary item - loss on debt extinguishment,
  net of tax benefit of $1,071 (see Note 5)                 -              2,126               -
------------------------------------------------------------------------------------------------
Net income                                         $  106,741        $   121,998        $ 75,247
------------------------------------------------------------------------------------------------
Earnings per share before extraordinary item
  Basic                                            $     2.73        $      3.09        $   1.75
  Diluted                                          $     2.65        $      2.91        $   1.70
------------------------------------------------------------------------------------------------
Earnings per share after extraordinary item
  Basic                                            $     2.73        $      3.04        $   1.75
  Diluted                                          $     2.65        $      2.86        $   1.70
------------------------------------------------------------------------------------------------
Weighted-average shares outstanding
  Basic                                                39,043             40,119          42,895
  Diluted                                              40,247             42,647          44,355
------------------------------------------------------------------------------------------------

EARNINGS PER SHARE AND WEIGHTED-AVERAGE SHARES REFLECT THE 2-FOR-1 STOCK SPLIT IN JULY 2000.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(DOLLARS IN THOUSANDS)

                                                                                               Accumulated
                              Class A    Class B                                                     Other
                               Common     Common       Additional      Deferred    Retained  Comprehensive      Treasury
                                Stock      Stock  Paid-in Capital  Compensation    Earnings  Income (Loss)         Stock
----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999      $    92    $    23  $        74,711  $          -   $ 207,077    $       626     $ (16,336)
Issuance of shares under
  employee stock plans              3          1            5,544        (3,705)          -              -         2,985
Amortization of
  deferred compensation             -          -                -            47           -              -             -
Repurchase of common stock          -          -                -             -           -              -       (71,670)
Tax benefit from
  stock option plans                -          -            2,500             -           -              -             -
2-for-1 stock split                92         23                -             -        (115)             -             -
Comprehensive income:
  Net income                        -          -                -             -      75,247              -
  Translation adjustment            -          -                -             -           -         (4,777)            -
Comprehensive income                -          -                -             -           -              -             -
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999        187         47           82,755        (3,658)    282,209         (4,151)      (85,021)
Issuance of shares under
  employee stock plans             17         (9)          14,401          (404)          -              -           950
Amortization of deferred
  compensation                      -          -                -           799           -              -             -
Loan on restricted
  stock issuance                    -          -                -        (1,110)          -              -             -
Repurchase of common stock          -          -                -             -           -              -      (101,718)
Tax benefit from
  stock option plans                -          -           12,600             -           -              -             -
2-for-1 stock split               194         41                -             -        (235)             -             -
Comprehensive income:
  Net income                        -          -                -             -     121,998              -             -
  Translation adjustment            -          -                -             -           -         (3,141)            -
Comprehensive income                -          -                -             -           -              -             -
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000        398         79          109,756        (4,373)    403,972         (7,292)     (185,789)
Issuance of shares under
  employee stock plans              7          -            8,222             -           -              -         1,152
Amortization of deferred
  compensation                      -          -                -           822           -              -             -
Reduction in loan on
  restricted stock                  -          -                -           325           -              -             -
Repurchase of common stock          -          -                -             -           -              -       (80,372)
Tax benefit from
  stock option plans                -          -            7,670             -           -              -             -
Comprehensive income:
  Net income                        -          -                -             -     106,741              -             -
  Translation adjustment            -          -                -             -           -         (3,924)            -
Derivative transition
  adjustment                        -          -                -             -           -            577             -
Change in fair value
  of derivatives, net of taxes      -          -                -             -           -          1,267             -
Comprehensive income                -          -                -             -           -              -             -
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001    $   405    $    79  $       125,648  $     (3,226)  $ 510,713    $    (9,372)    $(265,009)
-----------------------------------------------------------------------------------------------------------------------------

                              Comprehensive          Consolidated
                                     Income  Stockholders' Equity
                              -----------------------------------

Balance, January 1, 1999                                 $266,193
Issuance of shares under
  employee stock plans                                      4,828
Amortization of
  deferred compensation                                        47
Repurchase of common stock                                (71,670)
Tax benefit from
  stock option plans                                        2,500
2-for-1 stock split                                             -
Comprehensive income:
  Net income                      $  75,247                75,247
  Translation adjustment             (4,777)               (4,777)
                                  ---------
Comprehensive income              $  70,470                     -
-----------------------------------------------------------------
Balance, December 31, 1999                                272,368
Issuance of shares under
  employee stock plans                                     14,955
Amortization of deferred
  compensation                                                799
Loan on restricted
  stock issuance                                           (1,110)
Repurchase of common stock                               (101,718)
Tax benefit from
  stock option plans                                       12,600
2-for-1 stock split                                             -
Comprehensive income:
  Net income                      $ 121,998               121,998
  Translation adjustment             (3,141)               (3,141)
                                  ---------
Comprehensive income              $ 118,857                     -
-----------------------------------------------------------------
Balance, December 31, 2000                                316,751
Issuance of shares under
  employee stock plans                                      9,381
Amortization of deferred
  compensation                                                822
Reduction in loan on
  restricted stock                                            325
Repurchase of common stock                                (80,372)
Tax benefit from
  stock option plans                                        7,670
Comprehensive income:
  Net income                      $ 106,741               106,741
  Translation adjustment             (3,924)               (3,924)
Derivative transition
  adjustment                            577                   577
Change in fair value
  of derivatives, net of taxes        1,267                 1,267
                                  ---------
Comprehensive income              $ 104,661                     -
-----------------------------------------------------------------
Balance, December 31, 2001                              $ 359,238
-----------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(DOLLARS IN THOUSANDS)

                                                             2001            2000               1999
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                             $106,741       $ 121,998           $ 75,247
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Deferred income taxes                                  (5,104)            137               (714)
    Depreciation and amortization                          22,107          19,291             24,410
    Loss (gain) on disposal of property, plant and            664            (131)               396
    equipment
    Extraordinary item                                          -           2,126                  -
    Tax benefit from stock option plans                     7,670          12,600              2,500
    Increase (decrease) in cash from changes
     in working capital:
      Accounts receivable                                 (29,574)        (24,419)            (2,687)
      Inventory                                             3,772         (10,479)            15,817
      Prepaid expense                                      (3,706)         (1,104)             1,679
      Accounts payable                                     (7,264)         14,120             10,144
      Accrued expense                                      (8,919)          7,681             15,290
      Income taxes                                          2,496            (507)            (4,301)
----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities              88,883         141,313            137,781
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of Asian distributor business                     -           5,237                  -
  Additions to property, plant and equipment              (22,428)        (35,444)           (20,094)
  Other, net                                               (2,174)         (2,169)            (3,620)
----------------------------------------------------------------------------------------------------
    Net cash used by investing activities                 (24,602)        (32,376)           (23,714)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Extinguishment of debt                                        -        (100,000)                 -
  Extraordinary item                                            -          (2,126)                 -
  Establishment of new revolving credit facility             (919)              -                  -
  Common stock repurchases                                (80,372)       (101,718)           (71,670)
  Issuance of common stock                                  9,381          15,359              4,828
----------------------------------------------------------------------------------------------------
    Net cash used by financing activities                 (71,910)       (188,485)           (66,842)
----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    (1,565)         (1,685)            (3,029)
----------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and equivalents            (9,194)        (81,233)            44,196
Cash and equivalents at beginning of year                 114,852         196,085            151,889
----------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                      $105,658       $ 114,852           $196,085
----------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest paid                                          $  1,272       $   5,863           $  9,165
  Income taxes paid                                        50,435          55,471             40,848
----------------------------------------------------------------------------------------------------

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

RECOGNITION OF REVENUE
Revenue consists of sales to customers, license fees and royalties. Sales are recognized either upon shipment of product to customers or at point of sale. License fees and royalties are recognized when earned.

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

DERIVATIVES
The Company is exposed to foreign exchange risk when it sells goods in local currencies through its foreign subsidiaries. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes.

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133." Accordingly, all derivatives are recognized at fair value and included in "other assets" on the Company's balance sheet. Derivatives that are not designated as hedges are adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

CASH AND EQUIVALENTS
Cash and equivalents consist of short-term, highly liquid investments that have original maturities to the Company of three months or less.

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

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 10, 15 and 40 years. Accumulated amortization amounted to $17,612 and $15,927 at December 31, 2001 and 2000, respectively. The Company will adopt SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144,

"Accounting for the Impairment or Disposal of Long-Lived Assets" in the first quarter of 2002. A discussion of the expected impact of the adoption of these standards is addressed within this note under New Accounting Pronouncements.

EXCESS OF FAIR VALUE OF ACQUIRED ASSETS OVER COST
The excess of fair value of acquired assets over cost is being amortized on a straight-line basis over a period of 10 years. Accumulated amortization amounted to $1,155 at December 31, 2001 and $555 at December 31, 2000 (see Note 4). The Company will adopt SFAS No. 141 in the first quarter of 2002. A discussion of the expected impact of the adoption of this standard is addressed within this note under New Accounting Pronouncements.

ACCRUED INSURANCE COSTS
The Company is self-insured for workers' compensation, healthcare and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

INCOME TAXES
Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect the changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits are recognized to the extent that realization of such benefits is more likely to occur than not.

ACCOUNTING FOR ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. Some of the more important assumptions and estimates made by the Company are for sales returns and allowances, excess and obsolete inventory and allowance for doubtful accounts receivable.

STOCK SPLITS
In 2000 and 1999, the Company's Board of Directors approved 2-for-1 stock splits of Timberland's Class A and Class B Common Stock, effective July 17, 2000 and September 15, 1999. All share and per share amounts in the accompanying consolidated financial statements and related notes reflect the stock splits.

EARNINGS PER SHARE
Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (see
Note 15) included in the calculation of diluted weighted-average shares were 1,203,996 in 2001, 2,527,353 in 2000 and 1,459,944 in 1999. Anti-dilutive securities excluded from the calculation of diluted weighted-average shares were 693,580 in 2001, 0 in 2000 and 43,500 in 1999.

LONG-LIVED ASSETS
The Company continually evaluates the carrying values and estimated useful lives of its long-lived assets, primarily property, plant and equipment and intangible assets. When factors indicate that such assets should be evaluated for possible impairment, the Company uses estimates of future operating results and cash flows to determine whether the assets are economically recoverable. The Company will adopt SFAS No. 144 in the first quarter of 2002. A discussion of the expected impact of the adoption of this standard is addressed within this note under New Accounting Pronouncements.

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation using the method prescribed by Accounting Principles Board ("APB") Opinion No. 25 and related interpretations. The Company follows SFAS No. 123 for disclosure purposes.

COMPREHENSIVE INCOME
Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income, which is comprised of foreign currency translation adjustments and changes in the fair value of derivatives. Comprehensive income has no impact on the Company's reported net income. Comprehensive income is included in the consolidated statements of changes in stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS
In the second quarter of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, the transition provision of SFAS No. 141 requires that any excess of fair value of net assets over cost arising from acquisitions occurring prior to adoption of this statement will be recognized as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 2002, the Company will recognize a cumulative effect of a change in accounting principle gain of $4,913 for the unamortized balance of the excess of fair value of net assets over cost as of December 31, 2001.

Also issued in the second quarter of 2001 was SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the cessation of goodwill amortization and, instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 will result in the Company ceasing to amortize goodwill. The Company does not anticipate that the transitional impairment test will result in a material change in the carrying amount of its goodwill. Goodwill amortization for the years ended December 31, 2001, 2000 and 1999 was $1,085, $1,130 and $1,685, respectively.

In the third quarter of 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, but retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. However, SFAS No. 144 applies the fair value method for test of impairment, which differs from SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, as it pertains to disposal of a business segment, but retains the requirement of that opinion to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

2. DERIVATIVES

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133 -- an Amendment of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of SFAS No. 133" (collectively referred to as the "Statement"). The Statement requires the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The application of SFAS No. 133 resulted in an increase in other comprehensive income in 2001 of $1,844, which is net of taxes of $1,203.

In the normal course of business, the financial position and results of operations of the Company are routinely subject to currency rate movements on non-U.S. dollar denominated assets, liabilities and income as the Company sells goods in local currencies through its foreign subsidiaries. The Company has established policies and business practices to protect against the adverse effect of these exposures. Derivative instruments, specifically forward contracts, are used by the Company in its hedging of forecasted foreign currency transactions, typically for a period not greater than 24 months. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. As of December 31, 2001, the Company had forward contracts maturing at various dates through 2004 to sell the equivalent of approximately $127,000 in foreign currencies at contracted rates.

Forward contracts related to forecasted economic exposure are designated as cash flow hedges at acquisition with the changes in the fair value of those contracts recorded as a component of other comprehensive income and subsequently recognized in cost of goods sold in the period in which the hedged forecasted economic exposure takes place. The Company measures hedge effectiveness based on changes in the fair value of those contracts attributable to changes in the forward exchange rate. Changes in the expected future cash flows of the forecasted hedged transaction and changes in the fair value of the forward contract are both measured from the contract rate to the forward exchange rate associated with the forward contract's maturity date. The Company also hedges the foreign currency exchange risk on existing intercompany assets and liabilities using forward contracts. Gains and losses related to forward contracts hedging foreign currency exchange risk on intercompany asset and liability balances are reflected in earnings immediately and largely offset the remeasurement of those assets and liabilities. For the years ended December 31, 2001, 2000 and 1999, the Company recorded, in its income statement, hedging gains of $8,475, $11,658 and $4,273, respectively.

3. DEFERRED COMPENSATION PLAN

On January 1, 2001, the Company set up an irrevocable grantor's trust ("rabbi trust") to hold assets to cover benefit obligations under the Company's Deferred Compensation Plan (the "Plan"). The obligations of the Company under the Plan consist of the Company's unsecured contractual commitment to deliver, at a future date, any of the following: (i) deferred compensation credited to an account under the Plan, (ii) additional amounts, if any, that the Company may, from time to time, credit to the Plan, and (iii) notional earnings on the foregoing amounts. The obligations are payable in cash upon retirement, termination of employment and/or at certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the Plan. The Plan assets and the Company's liability for those assets reside in long-term "Other assets, net" and "Deferred compensation," respectively, on the Company's consolidated balance sheet. The securities that comprise the Plan assets are designated as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

4. ACQUISITION OF ASIAN DISTRIBUTOR BUSINESS

On February 18, 2000, the Company signed an agreement pursuant to which it reacquired the exclusive distribution rights for the sale of Timberland -Registered Trademark- brand products throughout the Asia-Pacific region. In connection with this transaction, the Company acquired the stock of the former distributor's subsidiaries in Japan, Hong Kong, Malaysia and Singapore (the "Asian subsidiaries"). The purchase price allocation is as follows:

Acquisition of business:
--------------------------------------------------------------------------
Fair value of assets acquired                                    $  21,852
Fair value of liabilities assumed                                  (14,082)
--------------------------------------------------------------------------
Fair value of net assets acquired                                    7,770
Cash paid                                                           (1,223)
Acquisition costs                                                     (480)
--------------------------------------------------------------------------
Excess of fair value of acquired net assets over cost            $   6,067
--------------------------------------------------------------------------

The fair value of net assets acquired includes $6,460 of cash, resulting in net cash received of $5,237.

This transaction has been accounted for under the purchase method of accounting and, accordingly, the results of operations for the Asian subsidiaries, for the period from the acquisition date, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets purchased and liabilities assumed based on fair values at the date of acquisition. This transaction resulted in the recording of excess of fair value of acquired net assets over cost, which is being amortized on a straight-line basis over a 10 year period (see Note 1, "New Accounting Pronouncements"). Pro forma data is not provided since this transaction does not have a material impact on the Company's consolidated financial statements.

As part of this transaction, the Company released the distributor from its obligations under the Distributorship, Supply and Retail Development Agreement dated January 26, 1995. As part of this transaction, the Company received $5,055, which represented a portion of the proceeds from the disposition of the assets in Australia, New Zealand, Thailand and Taiwan. All proceeds were recognized in other income.

On July 31, 2000, the Company acquired the distributor's Taiwan based net assets for $662. Taiwan is included in the Company's consolidated financial statements from the period of acquisition forward and does not have a material impact on those statements. Taiwan is included in all references to the Asian subsidiaries.

5. LONG-TERM DEBT AND EXTRAORDINARY LOSS

As of December 31, 2001 and 2000, the Company had no long-term debt outstanding. On June 30, 2000, the Company prepaid $100,000 of 8.94% senior notes with a maturity of December 15, 2001. As a result of that prepayment, the Company recorded an extraordinary loss of $2,126 after taxes, or $0.05 per share diluted ($0.05 basic). The loss consisted of a prepayment penalty and costs associated with the early redemption of the debt combined with accelerated amortization of bond issuance costs, net of tax benefits of $1,071. The prepayment of the senior notes was financed with cash from operations.

6. NOTES PAYABLE

On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement replaced the $100,000 revolving credit agreement that was due to expire in June 2001. The Agreement provides for $200,000 of committed borrowings, of which up to $125,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates based on eurodollar rates (approximately 1.75% at December 31, 2001), plus an applicable margin based on a fixed-charge coverage grid of between 47.5 and 95 basis points that is adjusted quarterly. As of December 31, 2001, the applicable margin under the facility was 55 basis points. The Company will pay a commitment fee of 15 to 30 basis points per annum based on a fixed-charge coverage grid, that is adjusted quarterly, on the full commitment. As of December 31, 2001, the fee was 20 basis points. The Agreement places certain limitations on additional debt, stock repurchases, acquisitions and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants.

Additionally, the Company has uncommitted lines of credit available from certain banks totaling $30,000 at December 31, 2001. Borrowings under these lines are at prevailing money market rates (2.3% at December 31, 2001). These arrangements may be terminated at any time at the option of the banks or the Company.

As of December 31, 2001, 2000 and 1999, the Company had letters of credit outstanding of $39,000, $56,000 and $54,000, respectively. All were issued for the purchase of inventory.

7. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 2001 and 2000 along with maturity dates, net unrealized gain (loss) and net unrealized gain (loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year-end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency.

                        Contract Amount   Maturity  Unrealized    Unrealized    Net Unrealized        Net Unrealized
December 31, 2001    (U.S.$ Equivalent)       Date  Gross Gain  Gross (Loss)       Gain (Loss)  Gain (Loss) Deferred
--------------------------------------------------------------------------------------------------------------------
Pounds Sterling                $ 15,608       2002   $       -       $   (67)      $       (67)           $      (67)
Pounds Sterling                   4,773       2003           -            (9)               (9)                   (9)
Euro                             67,261       2002       1,179            (4)            1,175                 1,179
Euro                              9,107       2003          98             -                98                    98
Japanese Yen                     14,157       2002       1,414             -             1,414                 1,414
Japanese Yen                      5,337       2003         432             -               432                   432
Japanese Yen                      6,496       2004          37             -                37                     -
Hong Kong Dollars                 3,846       2002           1             -                 1                     -
--------------------------------------------------------------------------------------------------------------------
Total                          $126,585              $   3,161       $   (80)      $     3,081            $    3,047
--------------------------------------------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------------------------------------------
Pounds Sterling                $ 12,125       2001   $     181       $     -       $       181            $       81
Euro                             34,808       2001           -           (14)              (14)                  (14)
Japanese Yen                      7,098       2001         713             -               713                   713
--------------------------------------------------------------------------------------------------------------------
Total                          $ 54,031              $     894       $   (14)      $       880            $      880
--------------------------------------------------------------------------------------------------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $5,934 and $5,825 at December 31, 2001 and 2000, respectively.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,                                    2001                         2000
--------------------------------------------------------------------------------------
                                      Carrying                    Carrying
                                   or Contract         Fair    or Contract        Fair
                                        Amount        Value         Amount       Value
--------------------------------------------------------------------------------------
Cash and equivalents (1)           $   105,658     $105,658       $114,852    $114,852
Foreign currency contracts (2)         126,585      123,504         54,031      53,151
--------------------------------------------------------------------------------------

(1)THE CARRYING AMOUNTS OF CASH AND EQUIVALENTS APPROXIMATE THEIR FAIR VALUES.

(2)THE FAIR VALUE OF FOREIGN CURRENCY CONTRACTS IS ESTIMATED BY OBTAINING THE APPROPRIATE YEAR-END RATES AS OF DECEMBER 31, 2001 AND 2000, RESPECTIVELY.

9. INVENTORY

Inventory consists of the following:


December 31,                                2001               2000
-------------------------------------------------------------------
Raw materials                           $  4,958           $  4,099
Work-in-process                            1,566              2,006
Finished goods                           120,648            125,812
-------------------------------------------------------------------
Total                                   $127,172           $131,917
-------------------------------------------------------------------

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

December 31,                                2001              2000
-------------------------------------------------------------------
Land and improvements                   $    501         $      501
Building and improvements                 44,693             38,455
Machinery and equipment                  104,023             97,632
Lasts, patterns and dies                  17,148             13,874
-------------------------------------------------------------------
Total                                   $166,365         $  150,462
-------------------------------------------------------------------

Depreciation expense was $18,819, $16,356 and $21,151 for the years ended December 31, 2001, 2000 and 1999, respectively.

11. INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended December 31,              2001                     2000                   1999
-----------------------------------------------------------------------------------------------------
                              Current      Deferred       Current     Deferred     Current   Deferred
Federal                      $ 45,397      $ (4,384)   $   43,758    $     191    $ 24,354   $   (454)
State                           9,702          (720)       10,764          (54)      6,092       (260)
Puerto Rico                       498             -           469            -         421          -
Foreign                         4,495             -         6,329            -       5,258          -
-----------------------------------------------------------------------------------------------------
Total                        $ 60,092      $ (5,104)   $   61,320    $     137    $ 36,125   $   (714)
-----------------------------------------------------------------------------------------------------

The 2000 current provision includes the $1,071 tax benefit from the prepayment of the senior notes which is reflected in the extraordinary item on the Company's consolidated statements of income.

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

Years Ended December 31,              2001                     2000                   1999
---------------------------------------------------------------------------------------------------
Federal income tax
  at statutory rate          $ 56,605          35.0%    $64,209         35.0%   $38,730        35.0%
Federal tax exempt
  operations in Puerto Rico    (5,506)         (3.4)     (7,231)        (3.9)    (6,550)       (5.9)
State taxes, net of
  applicable federal benefit    6,477           4.0       7,538          4.1      4,274         3.9
Other, net                     (2,588)         (1.6)     (3,059)        (1.7)    (1,043)       (1.0)
---------------------------------------------------------------------------------------------------
Total                        $ 54,988          34.0%    $61,457         33.5%   $35,411        32.0%
---------------------------------------------------------------------------------------------------

The tax effects of temporary differences and carry-forwards that give rise to significant portions of prepaid tax assets and deferred tax liabilities consist of the following:

December 31,                            2001                                   2000
--------------------------------------------------------------------------------------
Current                       Assets        Liabilities      Assets        Liabilities
  Inventory                  $ 4,847        $         -     $ 4,498        $         -
  Receivable allowances       10,636                  -       7,696                  -
  Employee benefits accruals   3,895                  -       2,769                  -
  Forward currency contracts       -             (1,203)          -                  -
  Other                        1,647                  -         584                  -
--------------------------------------------------------------------------------------
Total current                $21,025        $    (1,203)    $15,547        $         -
--------------------------------------------------------------------------------------
Non-current:

  Accelerated depreciation
    and amortization         $ 4,143        $         -     $ 4,064        $         -
  Puerto Rico tollgate taxes       -             (2,470)          -             (2,470)
  Undistributed foreign
    earnings                       -            (10,869)          -             (9,965)
  Other                            -               (153)          -               (604)
  Net operating loss             129                  -          90                  -
    carry-forwards
  Less-valuation allowance      (129)                 -         (90)                 -
--------------------------------------------------------------------------------------
Total non-current            $ 4,143        $   (13,492)    $ 4,064        $   (13,039)
--------------------------------------------------------------------------------------

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

12. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2014. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 2001 are as follows:


2002                  $ 26,553
2003                    22,359
2004                    17,933
2005                    14,295
2006                    11,063
Thereafter              33,968
------------------------------
Total                 $126,171
------------------------------

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Base rent expense for all operating leases was $30,784, $26,021 and $19,063 for the years ended December 31, 2001, 2000 and 1999, respectively. Percentage rent for the years ended December 31, 2001, 2000 and 1999 was $7,438, $6,488 and $2,446, respectively.

13. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company manages its business in three reportable segments, each sharing similar product, distribution, marketing and economic conditions. The reportable segments are U.S. Wholesale, U.S. Consumer Direct (formerly U.S. Retail) and International. The U.S. Wholesale segment is comprised of the worldwide product development for footwear and apparel and accessories and the sale of such products to wholesale customers in the United States. This segment also includes royalties from licensed products sold in the United States and the management costs and expenses associated with the Company's worldwide licensing efforts. The U.S. Consumer Direct segment includes the Company-operated specialty and factory outlet stores in the United States and the Company's e-commerce business, which began operations in 2001. The International segment consists of the marketing, selling and distribution of footwear, apparel and accessories and licensed products outside of the United States. Products are sold outside of the United States through the Company's subsidiaries (which use wholesale and retail channels to sell footwear and apparel and accessories), independent distributors and licensees. Beginning in 2000, the International segment includes the results for the Asian subsidiaries.

The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses, United States distribution expenses, a majority of United States marketing expenses and other costs incurred in support of Company-wide activities. Unallocated Corporate also includes other expense (income) which is primarily interest expense, interest income and other miscellaneous income/expense. Such expenses are not allocated among the reported business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performances based on operating contribution, which represents pretax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalents, manufacturing/sourcing assets, computers and related equipment, and United States transportation and distribution equipment.

In the first quarter of 2001, management reporting was modified to reflect allocations of certain Unallocated Corporate costs to the business segments. Prior year data has been adjusted for comparability.

                                                                                Unallocated
                         U.S.Wholesale   U.S.Consumer Direct    International     Corporate    Consolidated
-----------------------------------------------------------------------------------------------------------
2001
Revenue                       $630,603             $ 203,578        $ 349,442    $        -      $1,183,623
Depreciation
  and amortization                 579                 2,684            4,371        14,473          22,107
Operating income(loss)         200,161                25,157           50,167      (112,392)        163,093
Interest expense                     -                     -                -         1,560           1,560
Other, net                           -                     -                -          (196)           (196)
Income (loss)
  before income taxes          200,161                25,157           50,167      (113,756)        161,729
-----------------------------------------------------------------------------------------------------------
Total assets                   176,924                26,769          141,135       159,784         504,612
Expenditures
  for capital additions            378                 3,362            6,099        12,589          22,428
-----------------------------------------------------------------------------------------------------------
2000
Revenue                       $587,676             $ 199,274        $ 304,528    $        -      $1,091,478
Depreciation
  and amortization                 597                 2,602            3,545        12,547          19,291
Operating income(loss)         206,358                31,897           47,725      (101,808)        184,172
Interest expense                     -                     -                -         5,648           5,648
Other, net                           -                     -                -        (8,128)         (8,128)
Income (loss)
  before income taxes          206,358                31,897           47,725       (99,328)        186,652
-----------------------------------------------------------------------------------------------------------
Total assets                   147,096                36,061          128,962       164,192         476,311
Expenditures
  for capital additions            651                 2,689            6,127        25,977          35,444
-----------------------------------------------------------------------------------------------------------
1999
Revenue                       $488,597             $ 173,937        $ 254,682    $        -      $  917,216
Depreciation
  and amortization                 760                 2,927            4,433        16,290          24,410
Operating income(loss)         156,321                22,167           38,594      (100,531)        116,551
Interest expense                     -                     -                -         9,342           9,342
Other, net                           -                     -                -        (3,449)         (3,449)
Income (loss)
  before income taxes          156,321                22,167           38,594      (106,424)        110,658
-----------------------------------------------------------------------------------------------------------
Total assets                   126,134                32,856          108,096       226,225         493,311
Expenditures
  for capital additions          2,694                 2,457            6,668         8,275          20,094
-----------------------------------------------------------------------------------------------------------

The following summarizes the Company's operations in different geographic areas for the years ended December 31, 2001, 2000 and 1999, respectively:

                         United States       Europe    Other Foreign   Consolidated
-----------------------------------------------------------------------------------
2001
Revenue                       $834,181     $249,323         $100,119     $1,183,623
Long-lived assets               74,943       14,366            9,760         99,069
-----------------------------------------------------------------------------------
2000
Revenue                       $786,950     $225,279         $ 79,249     $1,091,478
Long-lived assets               69,863       15,646            9,042         94,551
-----------------------------------------------------------------------------------
1999
Revenue                       $662,534     $227,618         $ 27,064     $  917,216
Long-lived assets               55,501       17,198            5,971         78,670
-----------------------------------------------------------------------------------

The U.S. Wholesale and U.S. Consumer Direct segments and Unallocated Corporate comprise the United States geographic area. The International segment is divided into two geographic areas, Europe and Other Foreign. Other Foreign revenue consists primarily of the Company's Asian subsidiaries and, to a lesser degree, the Company's distributors. Other Foreign assets consist primarily of the Company's owned manufacturing facilities in the Caribbean, assets related to the Company's sourcing operations and the Company's Asian subsidiaries.

14. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In 2001 and 2000, 21,715 and 1,418,496 shares of Class B Common Stock were converted to Class A Common Stock, respectively.

During the second quarter of 2000, the Company's shareholders approved an increase in the authorized number of shares of Class A Common Stock from 30,000,000 to 60,000,000 shares. During the second quarter of 2001, the Company's shareholders approved an increase in the authorized number of shares of Class A Common Stock from 60,000,000 to 120,000,000 and an increase in the authorized number of shares of Class B Common Stock from 15,000,000 to 20,000,000.

On June 11, 1999, the Board of Directors authorized a repurchase of up to an additional 4,000,000 shares of the Company's Class A Common Stock. During the second half of 1999 and as of December 31, 2000, the Company repurchased 1,462,600 and 2,537,400 shares, respectively, under that authorization. On October 18, 2000, the Board of Directors authorized an additional repurchase of up to an additional 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2000, the Company had repurchased 318,300 shares under that authorization. During 2001, the Company repurchased an additional 1,958,500 shares under that authorization. The Company may use repurchased shares to offset shares that may be issued under the Company's stock-based employee incentive plans, or for other purposes.

15. STOCK AND EMPLOYEE BENEFIT PLANS

Under the Company's 1997 Incentive Plan, as amended (the "1997 Plan"), 6,000,000 shares of Class A Common Stock have been reserved for issuance. An increase from 4,000,000 shares to 6,000,000 shares was approved by the shareholders of the Company at the Annual Meeting of the Company in May 2001. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan; stock appreciation rights ("SAR"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into, or exchangeable for, shares of Class A Common Stock and cash bonuses. The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors.

All outstanding stock options granted under the 1997 Plan have been granted at fair market value, become exercisable in equal installments over four years beginning one year after the grant date, and expire ten years after the date of grant.

In May of 2001, the stockholders approved a new stock option plan for non-employee directors, the 2001 Non-Employee Directors Stock Plan (the "2001 Plan"). The 2001 Plan replaces the Company's 1991 Stock Option Plan for Non-Employee Directors which did not allow any grants after November 14, 2001. Under the 2001 Plan, the Company has reserved 200,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 2001 Plan, stock option grants are awarded on a predetermined formula basis. Unless terminated by the Company's Board of Directors, the 2001 Plan will be in effect until all shares available for issuance have been issued, pursuant to the exercise of all options granted. The exercise price of options granted under the 2001 Plan is the fair market value of the stock on the date of the grant. Stock options granted under the 2001 Plan become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the date of grant.

Options to purchase an aggregate of 1,525,265, 1,213,986 and 1,422,684 shares were exercisable under all option arrangements at December 31, 2001, 2000 and 1999, respectively. Under the existing stock option plans, there were 2,205,876 and 666,320 shares available for future grants at December 31, 2001 and 2000, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 2001, 2000 and 1999:

                                                         Range of    Weighted-Average
                          Number of Shares        Exercise Prices      Exercise Price
-------------------------------------------------------------------------------------
January 1, 1999                  3,382,420      $    1.60 - 20.81           $   11.01
-------------------------------------------------------------------------------------
Granted                          1,535,800          15.19 - 24.63               16.66
Exercised                         (514,962)          1.60 - 20.81                7.12
Canceled                          (208,946)          4.38 - 20.52               14.17
-------------------------------------------------------------------------------------
December 31, 1999                4,194,312           1.60 - 24.63               13.43
-------------------------------------------------------------------------------------
Granted                          1,063,950          18.75 - 57.81               26.01
Exercised                       (1,107,522)          1.60 - 23.75               11.48
Canceled                          (425,804)          4.34 - 34.94               15.64
-------------------------------------------------------------------------------------
December 31, 2000                3,724,936           1.60 - 57.81               17.34
-------------------------------------------------------------------------------------
Granted                            739,330          26.84 - 57.00               52.91
Exercised                         (601,058)          3.34 - 24.63               13.12
Canceled                          (147,050)          5.13 - 57.81               26.73
-------------------------------------------------------------------------------------
December 31, 2001                3,716,158      $    3.34 - 57.81           $   24.77
-------------------------------------------------------------------------------------

The following summarizes information about all stock options outstanding at December 31, 2001:

                                    Options Outstanding                          Options Exercisable
---------------------------------------------------------------------------------------------------------
                                   Weighted-Average
       Range of           Number          Remaining   Weighted-Average        Number     Weighted-Average
Exercise Prices      Outstanding   Contractual Life     Exercise Price   Exercisable       Exercise Price
---------------------------------------------------------------------------------------------------------
$  3.75 - 10.16          464,928         3.20 Years         $     6.08       456,428           $     6.02
  10.53 - 12.53          165,000         5.67                    12.10       148,250                12.28
  12.59 - 15.19          715,400         7.13                    15.16       278,900                15.12
  16.00 - 18.03          408,100         6.36                    17.94       253,200                17.96
  18.34 - 20.52          258,700         6.81                    19.76       143,900                19.87
  20.73 - 22.63          423,400         8.05                    22.55        88,625                22.36
  22.75 - 33.19          456,700         8.40                    25.95       113,525                24.90
  33.80 - 54.44          285,460         8.90                    41.57        42,437                39.37
          55.35            5,500         9.20                    55.35             -                    -
          57.00          532,970         9.16                    57.00             -                    -
---------------------------------------------------------------------------------------------------------
$  3.75 - 57.00        3,716,158         7.16               $    24.77     1,525,265           $    14.86
---------------------------------------------------------------------------------------------------------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESP Plan"), the Company is authorized to issue up to an aggregate of 1,200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 44,692 shares in 2001, 47,359 shares in 2000 and 84,338 shares in 1999 at prices ranging from $9.35 to $33.59 per share. At December 31, 2001, a total of 334,531 shares were available for future purchases. The weighted-average fair values of those purchase rights granted in 2001, 2000 and 1999 were $13.53, $8.92 and $3.54, respectively.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans and provides certain pro forma disclosures regarding the Company plans as required by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the provisions of SFAS No. 123, the Company's net income and diluted earnings per share in 2001, 2000 and 1999 would have been: $97,218 and $2.42, $117,392 and
$2.75 before the extraordinary item and $115,266 and $2.70 after the extraordinary item, and $69,767 and $1.58, respectively. The pro forma effect on net income and earnings per share for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because the provisions of SFAS No. 123 do not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of each stock option granted in 2001, 2000 and 1999 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 2001, 2000 and 1999, respectively: expected volatility of 54.8%, 54.1% and 54.4%; risk-free interest rates of 4.3%, 6.5% and 5.4%; expected lives of 4.7, 5.4 and 5.2 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 2001, 2000 and 1999 were $26.24, $13.94 and $8.65, respectively.

In December 1999, the Company issued 156,000 restricted shares of Class A Common Stock under the 1997 Plan. Those shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. Those restrictions lapse over a five-year period in equal amounts. Upon issuance of this stock under the 1997 Plan, unearned compensation, equivalent to the market value of the shares at the date of the grant, was charged to stockholders' equity.

In the second quarter of 2000, the Company made a loan of approximately $1,100 related to the restricted stock issuance in December 1999. That amount is included in deferred compensation in the consolidated balance sheets and resulted in the revaluation of unearned compensation. The unearned compensation, excluding the loan, is being amortized to expense over the five-year vesting period. In the first quarter of 2001, the Board of Directors forgave $325 of principle payment on the loan.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age with six or more months of service. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,403 in 2001, $1,283 in 2000 and $1,193 in 1999.

16. LITIGATION

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2001, 2000 and 1999, respectively:

2001
Quarter Ended                                        March 30        June 29    September 28   December 31
----------------------------------------------------------------------------------------------------------
Revenue                                             $ 245,429    $   200,851    $    396,219   $   341,125
Gross profit                                          108,588         91,782         174,574       145,831
Net income                                             17,511         10,489          48,529        30,212
Basic earnings per share                            $     .44    $       .27    $       1.25   $       .79
Diluted earnings per share                          $     .43    $       .26    $       1.22   $       .77
----------------------------------------------------------------------------------------------------------

2000
Quarter Ended                                        March 31       June 30(1)  September 29   December 31
----------------------------------------------------------------------------------------------------------
Revenue                                             $ 208,604    $   177,064    $    375,246   $   330,564
Gross profit                                           95,421         82,400         178,152       152,540
Net income before extraordinary item                   14,666         11,133          57,453        40,888
Net income                                             14,666          8,991          57,453        40,888
Earnings per share before extraordinary item
  Basic                                             $     .36    $       .28    $       1.44   $      1.03
  Diluted                                           $     .34    $       .26    $       1.35   $       .96
Earnings per share after extraordinary item
  Basic                                             $     .36    $       .22    $       1.44   $      1.03
  Diluted                                           $     .34    $       .21    $       1.35   $       .96
----------------------------------------------------------------------------------------------------------

1999
Quarter Ended                                        March 26        June 25    September 24   December 31
----------------------------------------------------------------------------------------------------------
Revenue                                             $ 176,897    $   152,937    $    310,939   $   276,442
Gross profit                                           73,129         61,017         134,357       124,598
Net income                                              7,842          2,402          35,140        29,864
Basic earnings per share                            $     .18    $       .06    $        .83   $       .72
Diluted earnings per share                          $     .17    $       .05    $        .81   $       .69
----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE DATA REFLECT THE 2-FOR-1 STOCK SPLITS IN SEPTEMBER 1999 AND JULY 2000.

(1)IN THE SECOND QUARTER OF 2000, THE COMPANY RECORDED A $2,126 AFTERTAX EXTRAORDINARY LOSS.

   THE LOSS CONSISTED OF A PREPAYMENT PENALTY AND OTHER COSTS ASSOCIATED WITH THE EARLY REDEMPTION OF $100,000 IN SENIOR NOTES.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE TIMBERLAND COMPANY:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 6, 2002