Form 10-K, Exhibit 13
period 2002-12-31
TIMBERLAND CO
filed 2003-03-27
CIK 814361

                                                  [Timberland Logo Appears Here]



Table of Contents


FINANCIAL REVIEW

        Five Year Summary of Selected Financial Data.....................    30

        Management's Discussion and Analysis of Financial Condition
        and Results of Operations........................................    31

        Consolidated Balance Sheets......................................    39

        Consolidated Statements of Income................................    40

        Consolidated Statements of Changes in Stockholders' Equity.......    41

        Consolidated Statements of Cash Flows............................    42

        Notes to Consolidated Financial Statements.......................    43

INDEPENDENT AUDITORS' REPORT.............................................    55

CORPORATE INFORMATION....................................................    56

FINANCIAL REVIEW

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Selected Statement of Income Data
(Dollars in Thousands, Except Per Share Data)

Years Ended December 31,                2002            2001             2000          1999            1998
------------------------               ------          ------           ------        ------          ------

Revenue                               $1,190,896      $1,183,623      $1,091,478      $917,216        $862,168
Net income before extraordinary
 item and cumulative effect of
 change in accounting principle           90,200         106,741         124,124        75,247          59,156
Net income(1)                             95,113         106,741         121,998        75,247          59,156
Earnings per share before
 extraordinary item and cumulative
 effect of change in accounting
 principle
   Basic                                   $2.42           $2.73           $3.09         $1.75           $1.29
   Diluted                                 $2.36           $2.65           $2.91         $1.70           $1.26
Earnings per share after
 extraordinary item and cumulative
 effect of change in accounting
 principle
   Basic                                   $2.55           $2.73           $3.04         $1.75           $1.29
   Diluted                                 $2.49           $2.65           $2.86         $1.70           $1.26
                                      ----------      ----------       ---------       -------         -------

(1) In 2002, the Company recorded a $4,913 after-tax cumulative effect of change in accounting principle gain.
    In 2000, the Company recorded a $2,126 after-tax extraordinary loss related to the early redemption of $100,000 in senior notes.




Selected Balance Sheet Data
(Dollars in Thousands)

December 31,                            2002            2001             2000          1999            1998
------------                           ------          ------           ------        ------          ------
Cash and equivalents                  $141,195        $105,658        $114,852        $196,085        $151,889
Working capital                        286,027         277,041         236,687         302,286         291,835
Total assets                           538,671         504,612         476,311         493,311         469,467
Total long-term debt                         -               -               -         100,000         100,000
Stockholders' equity                   372,785         359,238         316,751         272,368         266,193
                                      --------        --------        --------        --------        --------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discusses The Timberland Company's (the "Company") results of operations and liquidity and capital resources. The discussion, including known trends and uncertainties identified by management, should be read in conjunction with the consolidated financial statements and related notes.


Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to sales returns and allowances, realizability of outstanding accounts receivable, the carrying value of inventories, derivatives, other contingencies, impairment of assets and the provision for income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies are described in Note 1 to the Company's consolidated financial statements.

The Company has identified the following as critical accounting policies, based on the significant judgments and estimates used in determining the amounts reported in its consolidated financial statements:

Sales Returns and Allowances

The Company's revenue consists of sales to customers, license fees and royalties. Revenue is recognized either upon shipment of product to customers or, for retail customers, at point of sale. License fees and royalties are recognized when earned. The Company records reductions to revenue for estimated customer returns and allowances. The Company bases its estimates on historical rates of customer returns and allowances, as well as the specific identification of outstanding returns and allowances, which are known to the Company but which have not yet been received. The actual amount of customer returns or allowances, which is inherently uncertain, may differ from the Company's estimates. If the Company were to determine that increases or decreases to sales returns and allowances were appropriate, the Company would record either a reduction or increase to net sales in the period in which it made such a determination.

Accounts Receivable

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates potential losses primarily based upon the Company's historical rate of credit losses and its knowledge of the financial condition of its customers. Historically, losses have been within the Company's expectations. If the financial condition of the Company's customers were to change, adjustments may be required to these estimates. Furthermore, the Company provides for estimated losses resulting from disputes which arise with respect to the gross carrying value of its receivables and the amounts which customers estimate are owed to the Company. The settlement or resolution of these differences could result in future changes to these estimates. If the Company were to determine that increases or decreases to the allowance for doubtful accounts were appropriate, the Company would record either an increase or decrease to selling expense in the period the Company made such a determination.

Inventory Valuation

The Company values its inventory at the lower of cost (first-in, first-out) or market. Market value is estimated based upon assumptions made about future demand and retail market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are more or less favorable than those projected by the Company, adjustments to those inventory reserves may be required. The adjustments would decrease or increase the Company's cost of sales and net income in the period in which they were realized or recorded.

Derivatives

The Company is routinely subject to currency rate movements on non-U.S. dollar denominated assets, liabilities and income as the Company purchases and sells goods in local currencies. Derivative instruments, specifically forward contracts, are used by the Company in its hedging of forecasted foreign currency transactions. The Company uses its operating budget and periodic forecasts to estimate its future economic exposure and to determine the appropriate levels and timing of its related hedging transactions. The

Company closely monitors its foreign currency exposure and adjusts its hedge positions accordingly. By their very nature, the Company's estimates of anticipated transactions may fluctuate over time and may vary from the ultimate transactions (see Note 2). Future operating results may be impacted by adjustments to these estimates.


Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. The Company believes that its contingent liabilities adequately reserve for any pending legal proceedings or claims. However, if actual or estimated probable future losses exceed, or are less than, the recorded liability for such claims, the Company would record an adjustment during the period in which the actual loss or change in estimate occurred.

Long-lived Assets

When events or circumstances indicate that the carrying value of a long-lived asset may be impaired, the Company estimates the future undiscounted cash flows to be derived from the asset to determine whether or not a potential impairment exists. If the carrying value exceeds the estimate of future undiscounted cash flows, an impairment is calculated as the excess of the carrying value of the asset over the estimate of its fair market value. The Company estimates future undiscounted cash flows using assumptions about expected future operating performance. Those estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, or changes to business operations. For fiscal 2002, other than immaterial retail store closing charges, no significant impairment related to the carrying value of the Company's long-lived assets has been recorded.

Goodwill

The Company is required to test its goodwill for impairment at least on an annual basis. That test requires that the fair value of a reporting unit is compared with its carrying amount, including goodwill. The Company establishes fair value by calculating the present value of the future cash flows of the reporting unit. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows. Those estimates of cash flows may differ from actual cash flows. For fiscal 2002, there was no impairment of the Company's goodwill.

Income Taxes

The Company generates deferred tax assets and liabilities based upon book to tax differences. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the value of these assets. If the Company is unable to generate sufficient future taxable income in these jurisdictions, an adjustment may be required in the net carrying value of the deferred tax assets, which would result in additional income tax expense in the Company's consolidated statements of income. Management evaluates the realizability of the deferred tax assets and assesses the need for any valuation adjustment quarterly.

On an interim basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the fiscal year progresses, that estimate is continually refined based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to the expected effective tax rate for the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate (see Note 12).

RESULTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

Years Ended December 31,                2002                      2001                    2000
                                ---------------------   ---------------------    -----------------------

Revenue                         $1,190,896     100.0%    $1,183,623    100.0%     $1,091,478      100.0%
Gross profit                       518,286      43.5        520,775     44.0         508,512       46.6
Operating expense                  379,461      31.9        357,682     30.2         324,340       29.7
Operating income                   138,825      11.7        163,093     13.8         184,172       16.9
Interest expense                       884       0.1          1,560      0.1           5,648        0.5
Other, net                            (828)      0.1           (196)     0.0          (8,128)       0.7
Net income before
 extraordinary item
 and cumulative effect
 of change in accounting
 principle                      ----------  --------      ---------   ------       ---------     ------
                                    90,200       7.6        106,741      9.0         124,124       11.4
Extraordinary item - loss
 on debt extinguishment,
 net of tax benefit of $1,071            -         -              -        -          (2,126)      (0.2)
Cumulative effect of change
 in accounting principle             4,913       0.4              -        -               -          -
                                ----------  --------      ---------   ------       ---------     ------
Net income                      $   95,113       8.0     $  106,741      9.0       $ 121,998       11.2
                                ==========  ========      =========   ======       =========     ======
Earnings per share before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle
    Basic                            $2.42                    $2.73                    $3.09
    Diluted                          $2.36                    $2.65                    $2.91
Earnings per share after
 extraordinary item and
 cumulative effect of
 change in accounting
 principle
    Basic                            $2.55                    $2.73                    $3.04
    Diluted                          $2.49                    $2.65                    $2.86
Weighted-average shares
 outstanding
    Basic                           37,208                   39,043                   40,119
    Diluted                         38,142                   40,247                   42,647
                                ----------                ---------                ---------


Revenue

Overview

Revenue increased to $1,190.9 million in 2002, from $1,183.6 million in 2001 and $1,091.5 million in 2000. This represents an increase of 0.6% in 2002 and an 8.4% increase in 2001, each compared with the prior year.

In 2002, compared with 2001, domestic revenue, which comprised 66.0% of the Company's business, declined 5.8%. This decline, which occurred primarily in the wholesale boot business, reflects the steps the Company has taken to control supply in order to position for future growth. The mix impact of the boot decline adversely impacted the Company's average selling prices. Additionally, U.S. Consumer Direct revenue declined 6.5%, in part due to aggressive promotions by competitors and the overall weakness in the U.S. retail climate. Offsetting these declines domestically, the U.S. wholesale apparel business increased by 9.2%. Internationally, revenue increased 16.0%, primarily due to Europe's growth across all products, channels and markets. Additionally, the increased strength of the euro, in relation to the dollar, resulted in revenue improvement related to foreign exchange. Asia had mid single-digit growth for the year.

In 2001, compared with 2000, domestic revenue, which comprised 70.5% of the Company's business, increased 6.0%. This increase occurred primarily in the wholesale boot business and reflected a strong first-half performance. In the second half of 2001, softness in U.S. market conditions and a negative impact from the Company's disciplined approach to the management of the boot business led to a lesser increase in boot revenue than in the first-half of 2001. That impacted sales allowances and affected product mix, reducing wholesale footwear average selling prices for the year, compared with 2000. In apparel and accessories, the domestic wholesale business had strong performance, with a 24.9% revenue improvement over 2000. U.S. Consumer Direct revenue increased 2.2% in 2001, compared with 2000. Although unit volumes increased in both footwear and apparel and accessories, average selling prices declined, primarily as a result of the Company's focus on managing inventory levels and, to a lesser degree, product mix, both in part resulting from the soft U.S. market conditions. Internationally, the 14.7% revenue increase reflected increases in apparel and accessories and footwear across all channels and markets. These increases were partially offset by a negative impact from the euro weakening in relation to the dollar, when compared with 2000.

Segments

The Company has three reportable business segments (see Note 15): U.S. Wholesale, U.S. Consumer Direct (formerly U.S. Retail-commencing in 2001, U.S. Consumer Direct includes the Company's e-commerce business) and International. Domestic revenue, comprised of the U.S. Wholesale and U.S. Consumer Direct segments, amounted to $785.7 million in 2002, $834.2 million in 2001 and $787.0 million in 2000, or 66.0%, 70.5% and 72.1% of total revenue for each of the three years, respectively. U.S. Wholesale segment revenue decreased to $595.2 million in 2002, from $630.6 million in 2001, and increased from $587.7 million in 2000. This represents a decrease of 5.6% in 2002, compared with 2001, primarily due to footwear average selling prices, resulting from the mix of product sold, primarily reflecting a reduction in boot revenue, driven by the steps that the Company has taken to control the supply of boot products in order to position the boot business for future growth. Additionally, the Company experienced increased off-price sales in a difficult retail market. The increase of 7.3% in 2001, compared with 2000, was primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales. The increases in 2001, compared with 2000, were partially offset by a reduction in footwear average selling prices, primarily due to sales and allowances and, to a lesser degree, product mix.

U.S. Consumer Direct segment revenue decreased to $190.4 million in 2002, from $203.6 million in 2001 and $199.3 million in 2000. This represents a decrease of 6.5% in 2002, compared with 2001. The decrease was primarily due to a reduction in apparel and accessories unit sales, in part due to aggressive promotions by competitors and overall weakness in the U.S. retail climate. Given the economic conditions in the U.S., the Company intends to control store growth in its U.S. retail business and focus on enhancing returns at current locations. U.S. Consumer Direct segment revenue increased 2.2% in 2001, compared with 2000, primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales, primarily offset by a reduction in average selling prices. This reduction in average selling prices was primarily the result of the Company's effort to manage inventory levels and, to a lesser degree, mix of product sold. Comparable domestic store sales decreased 8.5% in 2002, compared with 2001, and decreased 4.5% in 2001, compared with 2000.

International segment revenue increased to $405.2 million in 2002, from $349.4 million in 2001 and $304.5 million in 2000. This represents an increase of 16.0% in 2002, compared with 2001, and 14.7% in 2001, compared with 2000. The increase in 2002, compared with 2001, was primarily due to European footwear and, to a lesser degree, apparel and accessories unit volume increases across all channels and markets, most predominantly in wholesale, and to the impact of foreign exchange. Asia had mid single-digit growth for the year. The increase in 2001, compared with 2000, was due to unit volume increases in apparel and accessories and footwear across all channels, partially offset by the impact of foreign exchange. On a constant dollar basis, which restates current year revenue at prior year foreign exchange rates, International segment revenue increased 12.3% in 2002 and 19.6% in 2001, each compared to the prior year.

Products

Worldwide footwear revenue was $888.6 million in 2002, $898.7 million in 2001 and $838.0 million in 2000. This represents a decrease of 1.1% in 2002 and an increase of 7.2% in 2001, each compared with the prior year. The revenue decrease in 2002, compared with 2001, was primarily related to lower U.S. Boot revenue, which contributed to an overall reduction in U.S. Wholesale average selling prices, as discussed previously, partially offset by increased unit sales in worldwide wholesale and International retail and, to a lesser degree, the impact of foreign exchange. By product, the decrease was primarily attributable to unit volume declines in U.S. Wholesale Boots and, to a lesser degree, Outdoor Performance. These decreases were partially offset by revenue increases in worldwide Kids', Women's casual and the Timberland PRO(TM) series. The revenue increase in 2001, compared with 2000, was primarily due to U.S. Wholesale unit sales and, to a lesser degree, International wholesale unit sales. These increases were partially offset by a decline in average selling prices, primarily due to sales allowances and, to a lesser degree, product mix and the impact of foreign exchange. By product, the increase in 2001 was primarily attributable to unit volume growth in U.S. Wholesale Boots and, to a lesser degree, Kids', the Timberland PRO(TM) series, Boots within U.S. Consumer Direct and European Men's casual. These increases were partially offset by revenue declines in worldwide Outdoor Performance and domestic Men's casual. Worldwide footwear revenue represented 75.6%, 76.8% and 77.5% of total product revenue in 2002, 2001 and 2000, respectively.

Revenue attributable to apparel and accessories was $287.4 million in 2002, $272.0 million in 2001 and $242.9 million in 2000. The revenue increase of 5.7% in 2002, compared with 2001, was primarily due to unit volume growth in Europe and, to a lesser degree, the impact of foreign exchange, partially offset by the unit volume decline in the U.S. Consumer Direct segment, as discussed previously. The revenue increase of 12.0% in 2001, compared with 2000, reflects double-digit increases in worldwide wholesale and, to a lesser degree, International retail. These increases were partially offset by a reduction in U.S. Consumer Direct average selling prices and, to a lesser degree, the impact of foreign exchange. The reduction in average selling prices was primarily due to product mix and to markdowns related to inventory control efforts. Worldwide apparel and accessories revenue represented 24.4%, 23.2% and 22.5% of total product revenue in 2002, 2001 and 2000, respectively.

Channels

Worldwide wholesale revenue was $886.8 million in 2002, $879.1 million in 2001 and $810.8 million in 2000. This represents an increase of 0.9% in 2002 and 8.4% in 2001, each compared with the prior year. The increase in 2002, compared with 2001, was primarily due to worldwide footwear and, to a lesser degree, International apparel and accessories unit sales and the impact of foreign exchange. These increases were primarily offset by the decline in U.S. Wholesale footwear average selling prices, as discussed previously. Both domestic and International footwear and apparel and accessories wholesale businesses increased in 2001, compared with the prior year. The increase in footwear was primarily due to U.S. Wholesale footwear unit volume increases, partially offset by a decline in average selling prices primarily due to sales allowances and, to a lesser degree, product mix. The increase in apparel and accessories wholesale revenue was primarily due to European and U.S. Wholesale unit volumes.

Worldwide revenue from Company-operated specialty and factory outlet stores, along with the Company's e-commerce business, was $304.1 million in 2002, $304.6 million in 2001 and $280.7 million in 2000. This represents a decrease of 0.1% in 2002 and an increase of 8.5% in 2001, each compared with the prior year. The decrease in 2002, compared with 2001, was primarily due to U.S. Consumer Direct apparel and accessories unit sales, as discussed previously, partially offset by increased International footwear and apparel and accessories unit volumes and, to a lesser degree, the impact of foreign exchange. The Company intends to control store growth in its U.S. retail business and to focus on enhancing returns at current locations. The increase in revenue in 2001, compared with 2000, was primarily due to footwear and, to a lesser degree, apparel and accessories unit volumes, partially offset by lower domestic average selling prices and the impact of foreign exchange. These increases were partially due to the addition of new retail locations. Worldwide retail revenue represented 25.5%, 25.7% and 25.7% of total revenue in 2002, 2001 and 2000, respectively. Worldwide, the Company opened 27 stores and closed 9 stores in 2002, opened 22 stores and closed 7 stores in 2001 and opened 27 stores and closed 3 stores in 2000.

Gross Profit

Gross profit as a percentage of revenue was 43.5% in 2002, 44.0% in 2001 and 46.6% in 2000. The decrease in 2002, compared with 2001, was primarily due to a
0.8 percentage point year over year impact of foreign currency hedging, a 0.7 percentage point impact of increased U.S. Wholesale footwear off-price sales and a 0.5 percentage point impact of incremental transportation costs related to the U.S. west coast port work stoppage during the fourth quarter of 2002. These were partially offset by a 0.5 percentage point impact from leather cost decreases and other cost reductions. At current levels, the Company expects recent improvements in foreign exchange rates to yield incremental benefits in 2003. The decrease in margin percentage in 2001, compared with 2000, was primarily due to increases in leather costs, U.S. Wholesale footwear sales returns and allowances and pressure from foreign exchange declines. Each lowered the gross margin rate by approximately 1.1 percentage points. These declines in gross margin were partially offset by the impact of mix and other cost reductions. The Company continues to review, develop and implement cost efficiencies across the supply chain in its efforts to improve gross margins.

Operating Expense

Operating expense was $379.5 million, or 31.9% of revenue in 2002, $357.7 million, or 30.2% of revenue in 2001 and $324.3 million, or 29.7% of revenue in 2000. The 6.1% increase in operating expense in 2002, compared with 2001, was primarily due to incentive compensation related charges (see Note 13), investment in the Company's International business, the impact of foreign exchange and other costs related to company-wide activities. Going forward, the Company expects that its initiatives to grow the International and U.S. Wholesale apparel businesses, as well as support for the Company's global brand initiatives, will likely drive expense increases at or above the rate of revenue growth. The 10.3% increase in operating expense in 2001, compared with 2000, was primarily due to investments in key growth drivers such as the expansion of the Company's Asian business, the expansion of its domestic retail business and additional sales and marketing efforts.

Operating Income

Operating income, which is pretax earnings before interest expense and other, net, was $138.8 million in 2002, $163.1 million in 2001 and $184.2 million in 2000. As a percentage of revenue, operating income was 11.7% in 2002, 13.8% in 2001 and 16.9% in 2000. The Company is targeting modest improvement in operating margins in 2003, excluding comparisons to the one-time U.S. west coast port work stoppage impact, as discussed previously.

Segment operating income decreased in the U.S. Wholesale segment in 2002, compared with 2001. The decrease was primarily driven by a 6.5% decrease in footwear revenue, as discussed previously, on a 0.7 percentage point decrease in gross margin rates, primarily due to increased off-price sales, and an increase in operating expense rates. This decrease was partially offset by improved performance in apparel revenue, gross margin rates and operating expense rates. In the U.S. Consumer Direct segment, although revenue decreased 6.5%, improved gross margin rates generated an 8.2% increase in operating income. These improvements reflect benefits from proactive strategies to improve margins through reduced discounting and lower product costs. In the International segment, a 12.3% constant dollar revenue increase, primarily attributable to European performance, along with improved gross margin and expense rates, drove the 26.1% improvement in operating income. This performance was partially offset by the year over year impact of foreign currency hedging. The increase in the Unallocated Corporate operating loss was primarily due to incentive compensation related charges and other costs incurred in support of company-wide activities.

Segment operating income decreased in the domestic segments in 2001 and improved in the International segment, compared with the prior year. In the U.S. Wholesale segment, mid single-digit revenue increases in footwear were offset by lower gross margin rates, as discussed previously, and higher expense rates, which reduced operating income by 3.0%, compared with the prior year. In the U.S. Consumer Direct segment, a 2.2% increase in revenue, combined with a decrease in gross margin rates and an increase in operating expense rates, lowered operating income by 21.1%, compared with the prior year. Internationally, segment operating income increased by 5.1% over the prior year. This increase was primarily due to improved gross margin dollars on double-digit increases in apparel and accessories and footwear revenue and, to a lesser degree, improved operating expense rates. The increase in the Unallocated Corporate operating loss in 2001, compared with 2000, was primarily due to increased marketing and other costs incurred in support of company-wide activities.


Interest, Other, Net and Taxes

Interest expense, which is comprised of fees related to the establishment and maintenance of the Company's revolving credit facility plus interest paid on short-term borrowings and interest on long-term debt, was $0.9 million in 2002, compared with $1.6 million in 2001 and $5.6 million in 2000. The decrease in interest expense in 2002, compared with 2001, was due to lower average borrowings at lower interest rates. In 2001, the decrease in interest expense was primarily due to the prepayment of the $100.0 million senior notes in 2000 (see Note 6).

Other, net includes interest income of $1.0 million in 2002, $1.2 million in 2001 and $4.9 million in 2000. Interest income in 2002 reflects lower average interest rates but higher average investments than in 2001. The decrease in interest income in 2001, compared with 2000, reflects lower cash balances resulting from the prepayment of the senior notes in 2000 and the generation of lower cash flow from operations in 2001, compared with 2000. Other, net in 2001 includes the negative impact of foreign exchange and, in 2000, reflects the receipt of $5.1 million from the Company's former Asian distributor (see Note
5).

The effective income tax rate was 35.0% in 2002, 34.0% in 2001 and 33.5% in 2000. The increase in the rate is primarily due to a combination of a federal tax law change, which reduced the tax benefits associated with the Company's Puerto Rico operations and to U.S. federal tax exempt Puerto Rico income comprising a lower percentage of consolidated income. For an analysis of the effective tax rate, see the "Income Taxes" note (Note 12) to the Company's consolidated financial statements.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated by operations amounted to $137.9 million in 2002, $88.9 million in 2001 and $141.3 million in 2000. The increase in cash generated in 2002, compared with 2001, was primarily due to a higher level of expense accruals and a lower receivable balance, net of the impact of foreign exchange. The increase in accruals was primarily due to incentive compensation accruals being at approximately 2000 levels, in comparison to low 2001 levels, and, to a lesser degree, accrued hedging contract losses in 2002 whose trades had not settled, compared with receivable balances in previous years, and higher cooperative advertising activity. These increases in cash were partially offset by lower earnings in 2002, compared with the prior years. In 2001, compared with 2000, higher working capital, primarily from decreases in accounts payable and accrued expense, and lower earnings were the principal causes of the reduction in cash generated by operations. The reduction in accounts payable was primarily due to the timing of receipt and payment of inventory in the fourth quarter of 2001, compared with 2000, while the reduction in accrued expense primarily reflects lower compensation related accruals, compared with the prior year. In 2001, compared with 2000, the increase in receivables primarily reflects sales timing changes in the U.S., as retailers ordered closer to need, as well as some erosion in collections. Inventory position improved in 2001, compared with 2000, as a result of disciplined inventory management in the challenging U.S. market.

Inventory turns were 4.6 times in 2002, compared with 4.2 times in 2001 and 4.0 times in 2000. Days sales outstanding at December 31, 2002 were 33 days, compared with 35 days at December 31, 2001 and 29 days at December 31, 2000. Wholesale days sales outstanding were 43 days, 44 days and 32 days at the end of 2002, 2001 and 2000, respectively.

Net cash used by investing activities amounted to $17.6 million in 2002, $24.6 million in 2001 and $32.4 million in 2000. Of the net cash used by investing activities, capital expenditures were $17.9 million in 2002, $22.4 million in 2001 and $35.4 million in 2000. A majority of capital expenditures during the three years ended December 31, 2002, 2001 and 2000 were for retail store additions and building improvements, transportation and distribution equipment, manufacturing machinery and equipment and information system enhancements. In 2000, the acquisition of the Asian subsidiaries generated $5.2 million of cash (see Note 5).

During 2002, 2001 and 2000, net cash used in financing activities amounted to $88.7 million, $71.9 million and $188.5 million, respectively. In 2002, 2001 and 2000, $101.2 million, $80.4 million and $101.7 million was used to repurchase outstanding shares of the Company's Class A Common Stock, respectively. Financing activities in 2001 include costs related to the establishment of the Company's new revolving credit facility. On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement provides for $200.0 million of committed borrowings, of which up to $125.0 million may be used for letters of credit (see Note 7). Financing activities in 2000 include the prepayment of $100.0 million in senior notes. The extraordinary item associated with this debt prepayment is included in financing activities (see
Note 6). The Company had no outstanding debt at December 31, 2002, 2001 and
2000.

As of December 31, 2002, 2001 and 2000, the Company had letters of credit outstanding of $23.0 million, $39.0 million and $56.0 million, respectively. All were issued for the purchase of inventory.

The Company has the following off-balance sheet contractual obligations due by period:
(Dollars in Millions)


                                      Less Than
December 31, 2002          Total       1 Year      1-3 Years     4-5 Years    After 5 Years
                         -------     -----------  ----------    ----------    -------------
Long-term debt            $    -        $   -        $   -         $   -          $   -
Operating leases
 (see Note 14)             134.6         27.9         43.5          27.2           36.0
                          ------        -----        -----         -----          -----
Total                     $134.6        $27.9        $43.5         $27.2          $36.0
                          ------        -----        -----         -----          -----


The Company has the following off-balance sheet commercial commitments by expiration period:
(Dollars in Millions)


                         Total Amounts   Less Than
December 31, 2002        Committed        1 Year      1-3 Years     4-5 Years    After 5 Years
                         -------------  ----------   ----------    ----------    -------------
Lines of credit             $    -        $    -        $   -        $    -         $    -
Letters of credit             23.0          23.0            -             -              -
Hedging contracts
 (see Note 2)                152.3         126.7         25.6             -              -
                            ------        ------        -----        ------         ------
Total                       $175.3        $149.7        $25.6        $    -         $    -
                            ------        ------        -----        ------         ------



The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. Long-term debt, if required, is generally used to finance long-term investments. The Company's principal risks to these sources of financing are the impact on the Company's financial condition from economic downturns, a decrease in the demand for the Company's products, increases in the prices of raw materials and a variety of other factors. The Company anticipates that capital requirements for 2003 will be met through the use of its current cash balances, through its existing credit facilities (which places certain limitations on additional debt, stock repurchases, acquisitions and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants) and through cash flow from operations, without the need for additional permanent financing. However, if the need arises, the Company's ability to obtain any additional credit facilities will depend upon prevailing market conditions, the Company's financial condition and the terms and conditions of such additional facilities.

NEW ACCOUNTING PRONOUNCEMENTS

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the financial position and results of operations of the Company are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and income. The Company regularly assesses these risks and has established policies and business practices that should result in an appropriate level of protection against the adverse effect of these and other potential exposures.

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

The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on either lenders' cost of funds, plus an applicable spread, or prevailing money market rates. At December 31, 2002, December 31, 2001 and December 31, 2000, the Company had no short-term or long-term debt outstanding.

The Company's foreign currency exposure is generated primarily from its European operating subsidiaries and, to a lesser degree, its Asian operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging the related transactions with foreign currency forward contracts. Currently, these foreign currency forward contracts will expire in 15 months or less. Based upon sensitivity analysis as of December 31, 2002, a 10% change in foreign exchange rates would cause the fair value of the Company's financial instruments to increase/decrease by approximately $16.6 million, compared with $12.3 million at December 31, 2001. The increase at December 31, 2002 is primarily due to the amount of foreign currency contracts held at December 31, 2002, compared with December 31, 2001.

EURO

Effective January 1, 1999, the European Monetary Union created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, allowed the member countries to methodically eliminate their local currencies and to convert to the euro. As of December 31, 2001, the Company was completely euro compliant. The Company has monitored, and will continue to monitor, the euro conversion. The Company has not experienced any material business disruptions as a result of the euro conversion.

FORWARD-LOOKING INFORMATION

As discussed in Exhibit 99.3, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include, but are not limited to: (i) the Company's ability to successfully market and sell its products in view of changing consumer trends, consumer acceptance of products, and other factors affecting retail market conditions, including the current U.S. economic environment and the global economic and political uncertainties resulting from the continuing war on terrorism; (ii) the Company's ability to manage its foreign exchange rate risks;
(iii) the Company's ability to obtain adequate raw materials at competitive prices; (iv) the Company's ability to successfully invest in its infrastructure and product based upon its advance sales forecasts; (v) the Company's ability to locate and retain independent manufacturers to produce lower cost, high-quality products with rapid turnaround times; (vi) the Company's ability to recover its investment in, and expenditures of, its retail organization through adequate sales at such retail locations; and (vii) the Company's ability to respond to actions of the Company's competitors, some of whom have substantially greater resources than those of the Company. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

                                  2002                    2001
                            ----------------       -----------------
                             High       Low         High        Low
                            ------    ------       ------     ------
First Quarter               $42.25    $31.59       $73.25     $49.20
Second Quarter               45.89     35.16        52.10      38.70
Third Quarter                38.89     31.98        41.50      26.15
Fourth Quarter               38.99     27.07        38.25      26.84

As of February 21, 2003, the number of record holders of the Company's Class A Common Stock was approximately 830 and the number of record holders of the Company's Class B Common Stock was 7. The closing sales price of the Company's Class A Common Stock on February 21, 2003 was $38.26 per share.

The Company has never declared a dividend on either the Company's Class A or Class B Common Stock. In addition, the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001
(Amounts in Thousands, Except Share and Per Share Data)


                                                        2002            2001
                                                    ----------      ----------
Assets
Current assets
 Cash and equivalents                                $ 141,195        $105,658
 Accounts receivable, net of allowance for
  doubtful accounts of $7,487 in 2002 and
  $5,934 in 2001                                       132,110         132,751
 Inventory                                             122,417         127,172
 Prepaid expense                                        21,493          17,093
 Deferred income taxes                                  24,568          19,822
 Derivative assets                                           -           3,047
                                                     ---------       ---------
     Total current assets                              441,783         405,543
                                                     ---------       ---------
Property, plant and equipment                          176,415         166,365
 Less accumulated depreciation and amortization       (103,045)        (90,157)
                                                     ---------       ---------
     Net property, plant and equipment                  73,370          76,208
Excess of cost over fair value of net assets
 acquired, net                                          14,163          14,163
Intangible assets                                        3,732           3,456
Other assets, net                                        5,623           5,242
                                                     ---------       ---------
Total assets                                         $ 538,671       $ 504,612
                                                     =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable                                    $  33,678       $  40,637
 Accrued expense
   Payroll and related                                  39,879          23,918
   Other and interest                                   49,551          42,611
   Income taxes payable                                 20,134          21,336
   Derivative liabilities                               12,514               -
                                                     ---------       ---------
     Total current liabilities                         155,756         128,502
                                                     ---------       ---------
Deferred compensation                                    3,072           2,610
Deferred income taxes                                    7,058           9,349
Excess of fair value of acquired assets
 over cost, net                                              -           4,913
Stockholders' equity
 Preferred stock, $.01 par value;
  2,000,000 shares authorized; none
  issued                                                     -              -
 Class A Common Stock, $.01 par
  value (1 vote per share);
  120,000,000 shares authorized;
  41,518,667 shares issued at
  December 31, 2002 and 40,487,893 shares
  issued at December 31, 2001                              415             405
 Class B Common Stock, $.01 par value
  (10 votes per share);
  convertible into Class A shares
  on a one-for-one basis; 20,000,000
  shares authorized; 7,561,185 shares
  issued at December 31, 2002
  and 7,911,185 shares issued at
  December 31, 2001                                         76              79
 Additional paid-in capital                            142,883         125,648
 Deferred compensation                                  (3,078)         (3,226)
 Retained earnings                                     605,826         510,713
 Accumulated other comprehensive income/(loss)          (9,837)         (9,372)
 Treasury stock at cost; 12,773,521 Class A
  shares at December 31, 2002 and 10,064,847
  Class A shares at December 31, 2001                 (363,500)       (265,009)
                                                     ---------       ---------
     Total stockholders' equity                        372,785         359,238
                                                     ---------       ---------
Total liabilities and stockholders' equity           $ 538,671       $ 504,612
                                                     =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2001 and 2000
(Amounts in Thousands, Except Per Share Data)



                                                2002          2001          2000
                                              ----------   ----------   ----------
Revenue                                       $1,190,896   $1,183,623   $1,091,478
Cost of goods sold                               672,610      662,848      582,966
                                              ----------   ----------   ----------
 Gross profit                                    518,286      520,775      508,512
                                              ----------   ----------   ----------
Operating expense
 Selling                                         306,962      291,953      258,081
 General and administrative                       72,499       64,644       65,129
 Amortization of goodwill                              -        1,085        1,130
                                              ----------   ----------   ----------
Total operating expense                          379,461      357,682      324,340
                                              ----------   ----------   ----------
Operating income                                 138,825      163,093      184,172
                                              ----------   ----------   ----------
Other expense/(income)
 Interest expense                                    884        1,560        5,648
 Other, net                                         (828)        (196)      (8,128)
                                              ----------   ----------   ----------
Total other expense/(income)                          56        1,364       (2,480)
                                              ----------   ----------   ----------
Income before income taxes                       138,769      161,729      186,652
Provision for income taxes                        48,569       54,988       62,528
                                              ----------   ----------   ----------
Net income before extraordinary item and
 cumulative effect of change in
 accounting principle                         $   90,200   $  106,741   $  124,124
                                              ----------   ----------   ----------
Extraordinary item - loss on debt
 extinguishment, net of tax benefit
 of $1,071 (see Note 6)                                -            -       (2,126)
Cumulative effect of change in
 accounting principle                              4,913            -            -
                                              ----------   ----------   ----------
Net income                                    $   95,113   $  106,741   $  121,998
                                              ==========   ==========   ==========
Earnings per share before extraordinary
 item and cumulative effect of change
 in accounting principle
   Basic                                           $2.42        $2.73        $3.09
   Diluted                                         $2.36        $2.65        $2.91
Earnings per share after extraordinary
 item and cumulative effect of change
 in accounting principle
   Basic                                           $2.55        $2.73        $3.04
   Diluted                                         $2.49        $2.65        $2.86
Weighted-average shares outstanding
   Basic                                          37,308       39,043       40,119
   Diluted                                        38,142       40,247       42,647
                                              ----------   ----------   ----------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands) Accumulated


                              Class A   Class B   Additional
                              Common    Common     Paid-in        Deferred     Retained
                               Stock     Stock     Capital      Compensation   Earnings
                              -------   -------   ----------    ------------   --------
Balance, January 1, 2000       $187       $47     $ 82,755        $(3,658)     $282,209
                               ----      ----     --------        -------      --------
Issuance of shares under
 employee stock plans            17        (9)      14,401           (404)            -
Amortization of deferred
 compensation                     -         -            -            799             -
Loan on restricted stock
 issuance                         -         -            -         (1,110)            -
Repurchase of common stock        -         -            -              -             -
Tax benefit from stock
 option plans                     -         -       12,600              -             -
2-for-1 stock split             194        41            -              -          (235)
Comprehensive income:
   Net income                     -         -            -              -       121,998
   Translation adjustment         -         -            -              -             -

Comprehensive income              -         -            -              -             -
                               ----      ----     --------        -------      --------
Balance, December 31, 2000      398        79      109,756         (4,373)      403,972
                               ----      ----     --------        -------      --------
Issuance of shares under
 employee stock plans             7         -        8,222              -             -
Amortization of deferred
 compensation                     -         -            -            822             -
Reduction in loan on
 restricted stock                 -         -            -            325             -
Repurchase of common stock        -         -            -              -             -
Tax benefit from stock
 option plans                     -         -        7,670              -             -
Comprehensive income:
   Net income                     -         -            -              -       106,741
   Translation adjustment         -         -            -              -             -
   Derivative transition
    adjustment                    -         -            -              -             -
   Change in fair value of
    derivatives, net of
    taxes                         -         -            -              -             -

Comprehensive income              -         -            -              -             -
                               ----      ----     --------        -------      --------
Balance, December 31, 2001      405        79      125,648         (3,226)      510,713
                               ----      ----     --------        -------      --------
Issuance of shares under
 employee stock plans            10        (3)      11,024         (1,428)            -
Amortization of deferred
 compensation                     -         -            -          1,314             -
Reduction in loan on
 restricted stock                 -         -            -            262             -
Repurchase of common stock        -         -            -              -             -
Tax benefit from stock
 option plans                     -         -        6,211              -             -
Comprehensive income:
   Net income                     -         -            -              -        95,113
   Translation adjustment         -         -            -              -             -
   Change in fair value of
    derivatives, net of taxes     -         -            -              -             -

Comprehensive income              -         -            -              -             -
                               ----      ----     --------        -------      --------
Balance, December 31, 2002     $415       $76     $142,883        $(3,078)     $605,826
                               ----      ----     --------        -------      --------

                                   Accumulated
                                      Other                                         Total
                                  Comprehensive      Treasury     Comprehensive   Stockholders'
                                  Income/(Loss)        Stock         Income         Equity
                                  -------------      --------     -------------   -------------
Balance, January 1, 2000             $(4,151)       $ (85,021)                     $272,368
                                     -------        ---------        --------     ---------
Issuance of shares under
 employee stock plans                      -              950                        14,955
Amortization of deferred
 compensation                              -                -                           799
Loan on restricted stock
 issuance                                  -                -                        (1,110)
Repurchase of common stock                 -         (101,718)                     (101,718)
Tax benefit from stock
 option plans                              -                -                        12,600
2-for-1 stock split                        -                -                             -
Comprehensive income:
   Net income                              -                -        $121,998       121,998
   Translation adjustment             (3,141)               -          (3,141)       (3,141)
                                                                     --------
Comprehensive income                       -                -        $118,857             -
                                     -------        ---------        --------     ---------
Balance, December 31, 2000            (7,292)        (185,789)                      316,751
                                     -------        ---------        --------     ---------
Issuance of shares under
 employee stock plans                      -            1,152                         9,381
Amortization of deferred
 compensation                              -                -                           822
Reduction in loan on
 restricted stock                          -                -                           325
Repurchase of common stock                 -          (80,372)                      (80,372)
Tax benefit from stock
 option plans                              -                -                         7,670
Comprehensive income:
   Net income                              -                -        $106,741       106,741
   Translation adjustment             (3,924)               -          (3,924)       (3,924)
   Derivative transition
    adjustment                           577                -             577           577
   Change in fair value of
    derivatives, net of
    taxes                              1,267                -           1,267         1,267
                                                                     --------
Comprehensive income                       -                -        $104,661             -
                                     -------        ---------        --------     ---------
Balance, December 31, 2001            (9,372)        (265,009)                      359,238
                                     -------        ---------        --------     ---------
Issuance of shares under
 employee stock plans                      -            2,683                        12,286
Amortization of deferred
 compensation                              -                -                         1,314
Reduction in loan on
 restricted stock                          -                -                           262
Repurchase of common stock                 -         (101,174)                     (101,174)
Tax benefit from stock
 option plans                              -                -                         6,211
Comprehensive income:
   Net income                              -                -        $ 95,113        95,113
   Translation adjustment              9,013                -           9,013         9,013
   Change in fair value of
    derivatives, net of taxes         (9,478)               -          (9,478)       (9,478)
                                                                     --------
Comprehensive income                       -                -        $ 94,648             -
                                     -------        ---------        --------     ---------
Balance, December 31, 2002           $(9,837)       $(363,500)                     $372,785
                                     -------        ---------        --------     ---------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)


                                                 2002           2001          2000
                                               --------       --------      --------
Cash flows from operating activities:
  Net income                                   $  95,113      $106,741      $121,998
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Deferred income taxes                         (954)        (5,104)          137
     Depreciation and amortization               22,503         22,107        19,291
     Loss/(gain) on disposal of property,
      plant and equipment                         1,836            664          (131)
     Extraordinary item                               -              -         2,126
     Cumulative effect of change in
      accounting principle                       (4,913)             -             -
     Tax benefit from stock option plans          6,211          7,670        12,600
     Increase/(decrease) in cash from
      changes in working capital:
        Accounts receivable                       7,150        (29,574)      (24,419)
        Inventory                                 6,313          3,772       (10,479)
        Prepaid expense                          (3,279)        (3,706)       (1,104)
        Accounts payable                        (11,088)        (7,264)       14,120
        Accrued expense                          20,548         (8,919)        7,681
        Income taxes                             (1,546)         2,496          (507)
                                               --------       --------      --------
        Net cash provided by operating
          activities                            137,894         88,883       141,313
                                               --------       --------      --------
Cash flows from investing activities:
  Acquisition of Asian distributor business           -              -         5,237
  Additions to property, plant and equipment    (17,930)       (22,428)      (35,444)
  Other, net                                        291         (2,174)       (2,169)
                                               --------       --------      --------
       Net cash used by investing activities    (17,639)       (24,602)      (32,376)
                                               --------       --------      --------
Cash flows from financing activities:
  Extinguishment of debt                              -              -      (100,000)
  Extraordinary item                                  -              -        (2,126)
  Establishment of new revolving credit
   facility                                           -           (919)            -
  Common stock repurchases                     (101,174)       (80,372)     (101,718)
  Issuance of common stock                       12,478          9,381        15,359
                                               --------       --------      --------
       Net cash used by financing activities    (88,696)       (71,910)     (188,485)
                                               --------       --------      --------
Effect of exchange rate changes on cash           3,978         (1,565)       (1,685)
                                               --------       --------      --------
Net increase/(decrease) in cash and
 equivalents                                     35,537         (9,194)      (81,233)
Cash and equivalents at beginning of year       105,658        114,852       196,085
                                               --------       --------      --------
Cash and equivalents at end of year            $141,195       $105,658      $114,852
                                               --------       --------      --------
Supplemental disclosures of cash
 flow information:
   Interest paid                               $    567       $  1,272      $  5,863
   Income taxes paid                             44,512         50,435        55,471
                                               --------       --------      --------

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

Nature of Operations

The Company designs, develops, engineers, markets and distributes premium-quality footwear, apparel and accessories products for men, women and children. The Company's products are sold primarily through independent retailers, better grade department stores and athletic stores. In addition, the Company's products are sold in Timberland(R) specialty stores, Timberland(R) factory outlet stores, on timberland.com and franchisees in Europe. The Company's products are sold throughout the U.S., Canada, Europe, Asia, Latin America and the Middle East.

The Company's footwear, apparel and accessories products are marketed in highly competitive environments that are subject to change in consumer preferences. Historically, footwear has accounted for approximately 75% of the Company's revenue. Geographically, approximately two-thirds of the Company's revenue is from its domestic businesses. From a channel perspective, approximately 75% of the Company's revenue is from its wholesale business.

The Company manages its business in three major segments, each sharing similar product, distribution, marketing and economic conditions: U.S. Wholesale, U.S. Consumer Direct, and International. The Company sources approximately 85% of its footwear products. The remainder are produced in the Company's manufacturing facilities in the Caribbean. All of the Company's apparel and accessories products are sourced.

Recognition of Revenue

Revenue consists of sales to customers, license fees and royalties. Sales are recognized either upon shipment of product to customers or, for retail customers, at the point of sale. License fees and royalties are recognized when earned. The Company records reductions to revenue for estimated sales returns and allowances. The Company bases its estimates on historical rates of customer returns and allowances, as well as the specific identification of outstanding returns and allowances.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates potential losses primarily based on the Company's historical rate of credit losses and its knowledge of the financial condition of its customers.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market. Market value is estimated based upon assumptions made about future demand and retail market conditions. If the Company determines that the actual market value differs from the carrying value of its inventory, the Company will make an adjustment to reduce the value of its inventory.

Translation of Foreign Currencies

The Company translates financial statements denominated in foreign currencies by translating balance sheet accounts at the end of period exchange rates and statement of income accounts at the average exchange rates for the period. Translation gains and losses are recorded in stockholders' equity and reflected in other comprehensive income/(loss). Transaction gains and losses are reflected in net income.

Derivatives

The Company is exposed to foreign exchange risk when it purchases and sells goods in local currencies. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. The Company uses its operating budget and periodic forecasts to estimate its economic exposure and to determine its hedging commitments, and the timing of those commitments.

Derivatives are recognized at fair value and included in either "Derivative liabilities" or "Derivative assets" on the Company's balance sheet. Derivatives that are not designated as hedges are adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income/(loss) until the hedged item is recognized in earnings. The ineffective portion, if any, of a derivative's change in fair value is immediately recognized in earnings.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 20 years; machinery and equipment, 3 to 12 years; lasts, patterns and dies, 3 years.

Excess of Cost Over Fair Value of Net Assets Acquired

In the second quarter of 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company adopted this statement effective January 1, 2002. SFAS No. 142 requires the cessation of goodwill amortization and, instead, the carrying value of goodwill will be evaluated for impairment on at least an annual basis. The provisions of this statement require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. The Company has completed that transitional impairment test and has determined that there was no impairment of reported goodwill existing at January 1, 2002. The statement also requires that an impairment test be completed at least annually. The Company completed its annual impairment test and, at June 28, 2002 determined that no impairment of reported goodwill had occurred (see Note 3).

Excess of Fair Value of Acquired Assets Over Cost

In the second quarter of 2001, the FASB issued SFAS No. 141, "Business Combinations." The Company adopted this statement effective January 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 requires that any excess of fair value of net assets over cost arising from acquisitions occurring prior to adoption of this statement will be recognized as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 2002, the Company recognized a cumulative effect of a change in accounting principle gain of $4,913 ($0.13 per share diluted and basic) for the unamortized balance of the excess of fair value of net assets over cost as of December 31, 2001.

Accrued Insurance Costs

The Company is self-insured for workers' compensation, healthcare and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

Accounting for Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. Some of the more important assumptions and estimates made by the Company are for sales returns and allowances, allowance for doubtful accounts receivable, market value of inventory, contingent liabilities, impairment of long-lived assets and goodwill, realizable value of deferred tax assets and the Company's annual effective tax rate.

Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (see Note 18) included in the calculation of diluted weighted-average shares were 833,585 in 2002, 1,203,996 in 2001 and 2,527,353 in 2000. Anti-dilutive securities excluded from the calculation of diluted weighted-average shares were 764,649 in 2002, 693,580 in 2001 and 0 in 2000.

Long-lived Assets

The Company periodically evaluates the carrying values and estimated useful lives of its long-lived assets, primarily property, plant and equipment and intangible assets. When factors indicate that such assets should be evaluated for possible impairment, the Company uses estimates of future operating results and cash flows to determine whether the assets are recoverable. The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. This statement supersedes SFAS No. 121 but retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. However, SFAS No. 144 applies the fair value method for test of impairment, which differs from SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, as it pertains to disposal of a business segment, but retains the requirement of that opinion to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.

Stock-based Compensation

The Company accounts for stock-based compensation using the method prescribed by APB Opinion No. 25 and related interpretations. The Company follows SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transitional and Disclosure - An Amendment of FASB Statement No. 123" for disclosure purposes. SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results (see New Accounting Pronouncements).

Comprehensive Income

Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income/(loss), which is comprised of foreign currency translation adjustments and changes in the fair value of derivatives.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable.

New Accounting Pronouncements

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" became effective for the Company on January 1, 2002. SFAS No. 144 had no impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of Statement 4 refers to any gain or loss on extinguishment of debt classified as an extraordinary item in prior periods presented. If that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, it shall be reclassified. The provisions, which relate to the rescission of Statement 4, shall be applied in fiscal years beginning after May 15, 2002. The Company is currently evaluating its disclosure related to SFAS No. 145. The rescission of FASB Statements 4, 44 and 64, and the amendment of SFAS No. 13, had no impact on the Company's 2002 consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 are effective for any exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transitional and Disclosure - An Amendment of FASB Statement No. 123." This statement is effective for fiscal years ending after December 15, 2002 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results. The Company has not elected to transition to the fair value based method of accounting for stock-based employee compensation at this time. See Note 18 for a discussion and required disclosures.

2.  Derivatives

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133 - An Amendment of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of SFAS No. 133" (collectively referred to as the "Statement"). The Statement requires the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income/(loss) until the hedged item is recognized in earnings. The Company measures hedge effectiveness based on changes in the fair value of those contracts and underlying exposures attributable to changes in the forward exchange rate. Changes in the expected future cash flows of the forecasted hedged transaction and changes in the fair value of the forward contract are both measured from the contract rate to the forward exchange rate associated with the forward contract's maturity date. The ineffective portion, if any, of a derivative's change in fair value will be immediately recognized in earnings. In the case of the Company, its hedges are considered effective under SFAS No.133 since the gains/(losses) on the hedges offset the gains/(losses) on the designated economic exposures. The application of SFAS No. 133 resulted in an increase in other comprehensive income/(loss) in 2001 of $1,844, which is net of taxes of $1,203.

In the normal course of business, the financial position and results of operations of the Company are routinely subject to currency rate movements on non-U.S. dollar denominated assets, liabilities and income as the Company sells goods in local currencies. The Company has established policies and business practices that should result in an appropriate level of protection against the adverse effect of these exposures. Derivative instruments, specifically forward contracts, are used by the Company in its hedging of forecasted foreign currency transactions, typically for a period not greater than 24 months. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. As of December 31, 2002, the Company had forward contracts maturing at various dates through 2004 to sell the equivalent of approximately $159,300 in foreign currencies at contracted rates and to buy the equivalent of approximately $7,000 in foreign currencies at contracted rates. As of December 31, 2001, the Company had forward contracts maturing at various dates through March 2004 to sell the equivalent of approximately $127,000 in foreign currencies at contracted rates. The increase in the value of contracts held at December 31, 2002, compared with December 31, 2001, is the result of the Company having elected to hedge a greater portion of its forecasted 2003 foreign currency exposure at December 31, 2002 than the portion of its forecasted 2002 exposure that was hedged at December 31, 2001, as permitted in accordance with the Company's hedging policy, and to the growth in the International business.

Forward contracts related to forecasted economic exposure are designated as cash flow hedges at acquisition with the changes in the fair value of those contracts recorded as a component of other comprehensive income/(loss) and subsequently recognized in cost of goods sold in the period in which the hedged forecasted economic exposure takes place. The Company also hedges the foreign currency exchange risk on existing intercompany assets and liabilities using forward contracts. Gains and losses related to forward contracts hedging foreign currency exchange risk on intercompany asset and liability balances are reflected in earnings immediately and largely offset the remeasurement of those assets and liabilities.

On December 31, 2002, the Company had $12,514 in derivative liabilities on its balance sheet. On December 31, 2001, the Company had $3,047 in derivative assets on its balance sheet. Those amounts reflect the fair value of the Company's foreign exchange contracts, which hedge forecasted future economic exposure, as measured in accordance with SFAS No. 133. The fair value of the contracts is a liability when the Company's contract rates are below current forward foreign exchange rates and is an asset when the Company's contract rates are above current forward foreign exchange rates. The offset to those liabilities and assets is in other comprehensive income/(loss) and is discussed in Note 16 to the Company's consolidated financial statements.

For the periods ended December 31, 2002, 2001 and 2000, the Company recorded, in its income statement, after tax hedging (losses)/gains of $(7,110), $5,594 and $7,753, respectively. For the periods ended December 31, 2002 and December 31, 2001, the after-tax hedging (losses)/gains reclassified to earnings were $(6,763) and $6,217 respectively. The Company estimates that the $12,514 in derivative liabilities on its balance sheet as of December 31, 2002 will be reclassified to earnings in 2003.

3.  Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 effective January 1, 2002. In conjunction with the adoption of this statement, goodwill has not been amortized. Additionally, the Company has completed both its transitional and annual impairment tests and has determined that no impairment of reported goodwill has occurred.

Had goodwill not been amortized in 2001 and 2000, the Company's net income, diluted earnings per share and basic earnings per share (after the cumulative effect of a change in accounting principle) for the years ended December 31, 2001 and 2000 would have been $107,457, $2.67 and $2.75, and $122,749, $2.88 and
$3.06, respectively. There were no changes in the carrying amount of goodwill for the year ended December 31, 2002, compared with December 31, 2001. At December 31, 2002 and December 31, 2001, accumulated amortization of the excess of cost over the fair value of net assets acquired amounted to $17,612.

Information regarding the Company's other intangible assets follows:


December 31,                           2002                                 2001
                      ---------------------------------   -----------------------------------
                      Carrying     Accumulated            Carrying      Accumulated
                       Amount     Amortization     Net     Amount      Amortization      Net
                      --------    ------------    -----   --------     ------------     -----
Trademarks and
  related expenses     $7,537       $(3,805)     $3,732    $7,038        $(3,582)       $3,456
                       ------       --------     ------    ------        --------       ------


Amortization expense for 2002, 2001 and 2000 was $1,278, $1,128 and $971, respectively. The estimated amortization for existing intangible assets as of December 31, 2002, for each of the five succeeding fiscal years is as follows:
2003: $1,265; 2004: $1,041; 2005: $785; 2006: $485; 2007: $156. The amortization period for trademarks and related expenses is five years.

4.  Deferred Compensation Plan

On January 1, 2001, the Company set up an irrevocable grantor's trust to hold assets to cover benefit obligations under the Company's Deferred Compensation Plan (the "Plan"). The obligations of the Company under the Plan consist of the Company's unsecured contractual commitment to deliver, at a future date, any of the following: (i) deferred compensation credited to an account under the Plan,
(ii) additional amounts, if any, that the Company may, from time to time, credit to the Plan, and (iii) notional earnings on the foregoing amounts. The obligations are payable in cash upon retirement, termination of employment and/or at certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the Plan. The Plan assets and the Company's liability for those assets reside in long-term "Other assets, net" and "Deferred compensation," respectively, on the Company's consolidated balance sheet. The securities that comprise the Plan assets are designated as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

5.  Acquisition of Asian Distributor Business

On February 18, 2000, the Company signed an agreement pursuant to which it reacquired the exclusive distribution rights for the sale of Timberland(R) brand products throughout the Asia-Pacific region from its former distributor, Inchcape plc. In connection with this transaction, the Company acquired the stock of its former distributor's subsidiaries in Japan, Hong Kong, Malaysia and Singapore (the "Asian subsidiaries"). The purchase price allocation is as follows:

Acquisition of business:

Fair value of assets acquired                               $  21,852
Fair value of liabilities assumed                             (14,082)
                                                            ---------
Fair value of net assets acquired                               7,770
Cash paid                                                      (1,223)
Acquisition costs                                                (480)
                                                            ---------
Excess of fair value of acquired net assets over cost       $   6,067
                                                            =========


The fair value of net assets acquired includes $6,460 of cash, resulting in net cash received of $5,237.

This transaction was accounted for under the purchase method of accounting and, accordingly, the results of operations for the Asian subsidiaries, for the period from the acquisition date, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets purchased and liabilities assumed based on fair values at the date of acquisition. This transaction resulted in the initial recording of excess of fair value of acquired net assets over cost. Subsequently, as a result of the Company's adoption of SFAS No. 141 on January 1, 2002, that excess of fair value of acquired net assets over cost has been recognized as the cumulative effect of a change in accounting principle on the Company's consolidated statements of income (see Note 1).

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

6.  Long-term Debt and Extraordinary Loss

As of December 31, 2002 and 2001, the Company had no long-term debt outstanding. On June 30, 2000, the Company prepaid $100,000 of 8.94% senior notes with a maturity of December 15, 2001. As a result of that prepayment, the Company recorded an extraordinary loss of $2,126 after taxes, or $0.05 per share diluted ($0.05 basic). The loss consisted of a prepayment penalty and costs associated with the early redemption of the debt combined with accelerated amortization of bond issuance costs, net of tax benefits of $1,071.

7.  Notes Payable

On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement provides for $200,000 of committed borrowings, of which up to $125,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates based on eurodollar rates (approximately 1.25% at December 31, 2002), plus an applicable margin based on a fixed-charge coverage grid of between 47.5 and 95 basis points that is adjusted quarterly. As of December 31, 2002, the applicable margin under the facility was 75 basis points. The Company will pay a commitment fee of 15 to 30 basis points per annum based on a fixed-charge coverage grid, that is adjusted quarterly on the full commitment. As of December 31, 2002, the fee was 25 basis points. The Agreement places certain limitations on additional debt, stock repurchases, acquisitions and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants.

Additionally, the Company has uncommitted lines of credit available from certain banks totaling $30,000 at December 31, 2002. Borrowings under these lines are at prevailing money market rates (1.75% at December 31, 2002). These arrangements may be terminated at any time at the option of the banks or the Company.

As of December 31, 2002, 2001 and 2000, the Company had letters of credit outstanding of $23,000, $39,000 and $56,000, respectively. All were issued for the purchase of inventory.

8.  Financial Instruments and Concentration of Credit Risk

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 2002 and 2001 along with maturity dates, net unrealized gain/(loss) and net unrealized gain/(loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency.

                        Contract                                                                   Net
                         Amount                                                     Net         Unrealized
                         (U.S. $     Maturity    Unrealized      Unrealized      Unrealized     Gain/(Loss)
December 31, 2002      Equivalent)     Date      Gross Gain      Gross (Loss)    Gain/(Loss)     Deferred
-----------------      -----------   --------    ----------      ------------    -----------    -----------
Pounds Sterling         $ 10,250       2003        $   -           $ (1,213)      $ (1,213)      $ (1,212)
Pounds Sterling            3,259       2004            -               (181)          (181)          (181)
Euro                     101,507       2003            -             (9,584)        (9,584)        (9,576)
Euro                      16,387       2004            -             (1,131)        (1,131)        (1,131)
Japanese Yen              14,944       2003           16               (403)          (387)          (388)
Japanese Yen               5,931       2004           87               (337)          (250)           (26)
                        --------                   -----           --------       --------       --------
Total                   $152,278                   $ 103           $(12,849)      $(12,746)      $(12,514)
                        ========                   =====           ========       ========       ========
December 31, 2001

Pounds Sterling         $ 15,608       2002        $   -           $    (67)      $    (67)      $    (67)
Pounds Sterling            4,773       2003            -                 (9)            (9)            (9)
Euro                      67,261       2002        1,179                 (4)         1,175          1,179
Euro                       9,107       2003           98                  -             98             98
Japanese Yen              14,157       2002        1,414                  -          1,414          1,414
Japanese Yen               5,337       2003          432                  -            432            432
Japanese Yen               6,496       2004           37                  -             37              -
Hong Kong Dollars          3,846       2002            1                  -              1              -
                        --------                   -----           --------       --------       --------
Total                   $126,585                  $3,161           $    (80)      $  3,081       $  3,047
                        ========                   =====           ========       ========       ========



Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $7,487 and $5,934 at December 31, 2002 and 2001, respectively.

9.  Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:


December 31,                         2002                      2001
------------               ------------------------   ------------------------
                            Carrying                   Carrying
                           or Contract      Fair      or Contract       Fair
                             Amount         Value        Amount         Value
                           -----------     -------    -----------      -------
Cash and equivalents(1)     $141,195      $141,195      $105,658      $105,658
Foreign currency
  contracts(2)               152,278       165,024       126,585       123,504
                            --------      --------      --------      --------

(1) The carrying amounts of cash and equivalents approximate their fair values.
(2) The fair value of foreign currency contracts is estimated by obtaining the appropriate year end rates as of December 31, 2002 and 2001.

10.  Inventory

Inventory consists of the following:

December 31,                          2002             2001
------------                         ------           ------

Raw materials                       $  2,065         $  4,958
Work-in-process                        1,745            1,566
Finished goods                       118,607          120,648
                                    --------         --------
Total                               $122,417         $127,172
                                    ========         ========


11.  Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,                          2002             2001
------------                         ------           ------
Land and improvements               $    501         $    501
Building and improvements             44,100           44,693
Machinery and equipment              111,501          104,023
Lasts, patterns and dies              20,313           17,148
                                    --------         --------
Total                               $176,415         $166,365
                                    ========         ========

Depreciation expense was $19,564, $18,819 and $16,356 for the three years ended December 31, 2002, 2001 and 2000, respectively.

12.  Income Taxes

The components of the provision for income taxes are as follows:

December 31,               2002                 2001                2000
------------         -----------------    -----------------   -----------------
                     Current  Deferred    Current  Deferred   Current  Deferred
                     -------  --------    -------  --------   -------  --------
Federal              $36,240  $(1,254)    $45,397  $(4,384)   $43,758    $ 191
State                  7,159      300       9,702     (720)    10,764      (54)
Puerto Rico              420        -         498        -        469        -
Foreign                5,704        -       4,495        -      6,329        -
                     -------  -------     -------  -------    -------    -----
Total                $49,523  $  (954)    $60,092  $(5,104)   $61,320    $ 137
                     =======  =======     =======  =======    =======    =====


The 2000 current provision includes the $1,071 tax benefit from the prepayment of the senior notes, which is reflected in the extraordinary item on the Company's consolidated statements of income.

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

December 31,               2002                 2001                2000
------------         -----------------    -----------------   -----------------
Federal income tax
 at statutory rate    $48,569   35.0%     $56,605    35.0%     $64,209   35.0%
Federal tax exempt
 operations in
 Puerto Rico           (3,734)  (2.7)      (5,506)   (3.4)      (7,231)  (3.9)
State taxes,
 net of applicable
 federal benefit        4,848    3.5        6,477     4.0        7,538    4.1
Other, net             (1,114)  (0.8)      (2,588)   (1.6)      (3,059)  (1.7)
                      -------   ----      -------    ----      -------   ----
Total                 $48,569   35.0%     $54,988    34.0%     $61,457   33.5%
                      =======   ====      =======    ====      =======   ====


The tax effects of temporary differences and carry-forwards that give rise to significant portions of prepaid tax assets and deferred tax liabilities consist of the following:

December 31,                             2002                      2001
------------                     ---------------------     ---------------------
                                 Assets    Liabilities     Assets    Liabilities
                                 ------    -----------     ------    -----------
Current:
  Inventory                     $ 4,124     $      -       $ 4,847    $      -
  Receivable allowances          12,334            -        10,636           -
  Employee benefits accruals      1,547            -         3,895           -
  Forward currency contracts      4,880            -             -      (1,203)
  Other                           1,683            -         1,647           -
                                -------     --------       -------    --------
Total current                   $24,568     $      -       $21,025    $ (1,203)
                                =======     ========       =======    ========
Non-current:
  Accelerated depreciation
    and amortization            $ 4,531     $      -       $ 4,143    $      -
  Puerto Rico tollgate taxes          -       (2,470)            -      (2,470)
  Undistributed foreign
    earnings                          -      (10,169)            -     (10,869)
  Other                           1,050            -             -        (153)
  Net operating loss
    carry-forwards                  141            -           129           -
  Less-valuation allowance         (141)           -          (129)          -
                                -------     --------       -------    --------
Total non-current               $ 5,581     $(12,639)      $ 4,143    $(13,492)
                                =======     ========       =======    ========


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

13.  Accruals

The Company's accrued liabilities are comprised of payroll related, freight, advertising, rents, hedging contracts and a variety of other categories of accruals. Specifically, incentive compensation accruals were $21,074 and $8,914 in 2002 and 2001, respectively. These accruals represent the expected company-wide bonus program payouts to be made in the subsequent year. The Company's bonus program, approved by the Board of Directors, is weighted heavily toward earnings per share and cash flow performance. The increase in 2002, compared with 2001, reflects the impact the Company's strong cash flow performance.

14.  Lease Commitments

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2013. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 2002 are as follows:

    2003                    $ 27,860
    2004                      24,085
    2005                      19,382
    2006                      15,253
    2007                      11,899
    Thereafter                36,138
                            --------
    Total                   $134,617
                            ========

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Base rent expense for all operating leases was $31,877, $30,784 and $26,021 for the years ended December 31, 2002, 2001 and 2000, respectively. Percentage rent, based on sales levels, for the years ended December 31, 2002, 2001 and 2000 was $5,314, $7,438 and $6,488, respectively.

15.  Business Segments and Geographic Information

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

The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses, United States distribution expenses, a majority of United States marketing expenses and other costs incurred in support of company-wide activities. Unallocated Corporate also includes other expense/(income), which is primarily interest expense, interest income and other miscellaneous expense/(income). Such expenses are not allocated among the reported business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performances based on operating contribution, which represents pretax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalents, manufacturing/sourcing assets, computers and related equipment, and United States transportation and distribution equipment.

                                                U.S.
                                  U.S.        Consumer                      Unallocated
                               Wholesale       Direct       International    Corporate     Consolidated
                               ---------      --------      -------------   -----------    ------------

2002
Revenue                        $595,240       $190,434        $405,222       $       -      $1,190,896
Depreciation and
  amortization                      764          2,680           4,506          14,553          22,503
Operating income/(loss)         177,957         27,213          63,257        (129,602)        138,825
Interest expense                      -              -               -             884             884
Other, net                            -              -               -            (828)           (828)
                               --------       --------        --------       ---------      ----------
Income/(loss) before
  income taxes                  177,957         27,213          63,257        (129,658)        138,769
                               --------       --------        --------       ---------      ----------
Total assets                    157,089         28,064         152,691         200,827         538,671
Goodwill                          6,804            794           6,565               -          14,163
Expenditures for capital
  additions                         188          2,339           5,555           9,848          17,930
                               --------       --------        --------       ---------      ----------

2001
Revenue                        $630,603       $203,578        $349,442       $       -      $1,183,623
Depreciation and
  amortization                      579          2,684           4,371          14,473          22,107
Operating income/(loss)         200,161         25,157          50,167        (112,392)        163,093
Interest expense                      -              -               -           1,560           1,560
Other, net                            -              -               -            (196)           (196)
                               --------       --------        --------       ---------      ----------
Income/(loss) before
  income taxes                  200,161         25,157          50,167        (113,756)        161,729
                               --------       --------        --------       ---------      ----------
Total assets                    176,924         26,769         141,135         159,784         504,612
Goodwill                          6,804            794           6,565               -          14,163
Expenditures for capital
  additions                         378          3,362           6,099          12,589          22,428
                               --------       --------        --------       ---------      ----------

2000
Revenue                        $587,676       $199,274        $304,528       $       -      $1,091,478
Depreciation and
  amortization                      597          2,602           3,545          12,547          19,291
Operating income/(loss)         206,358         31,897          47,725        (101,808)        184,172
Interest expense                      -              -               -           5,648           5,648
Other, net                            -              -               -          (8,128)         (8,128)
                               --------       --------        --------       ---------      ----------
Income/(loss) before
  income taxes                  206,358         31,897          47,725         (99,328)        186,652
                               --------       --------        --------       ---------      ----------
Total assets                    147,096         36,061         128,962         164,192         476,311
Goodwill                          7,082            826           7,940               -          15,848
Expenditures for capital
  additions                         651          2,689           6,127          25,977          35,444
                               --------       --------        --------       ---------      ----------


The following summarizes the Company's operations in different geographic areas for the years ended December 31, 2002, 2001 and 2000, respectively:


                           United                    Other
                           States       Europe      Foreign     Consolidated
                           ------       ------      -------     ------------
2002
Revenue                   $785,675     $303,566     $101,655     $1,190,896
Long-lived assets           72,787       14,245        9,856         96,888
                          --------     --------     --------     ----------
2001
Revenue                   $834,181     $249,323     $100,119     $1,183,623
Long-lived assets           74,943       14,366        9,760         99,069
                          --------     --------     --------     ----------
2000
Revenue                   $786,950     $225,279     $ 79,249     $1,091,478
Long-lived assets           69,863       15,646        9,042         94,551
                          --------     --------     --------     ----------

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

16.  Accumulated Other Comprehensive Income/(Loss)

The components of accumulated other comprehensive income/(loss) as of December 31, 2002, 2001 and 2000 were:


                                             2002        2001        2000
                                            ------      ------      ------
Cumulative translation adjustment          $(2,203)    $(11,216)   $(7,292)
Fair value of derivatives, net of taxes     (7,634)       1,844          -
                                           -------     --------    -------
Total                                      $(9,837)    $ (9,372)   $(7,292)
                                           =======     ========    =======

17.  Stockholders' Equity

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In 2002 and 2001, 350,000 and 21,715 shares of Class B Common Stock were converted to Class A Common Stock, respectively.

On October 18, 2000, the Company's Board of Directors authorized the repurchase of up to 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2000, the Company had repurchased 318,300 shares under that authorization. During 2001 and 2002, the Company repurchased 1,958,500 and 1,723,200 shares under that authorization, respectively. On May 16, 2002, the Board of Directors approved an additional repurchase of up to 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2002, the Company had repurchased 1,082,300 shares under that new authorization. The Company may use repurchased shares to offset shares that may be issued under the Company's stock-based employee incentive plans, or for other purposes.

18.  Stock and Employee Benefit Plans

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

Under the Company's 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan"), the Company has reserved 200,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 2001 Plan, stock option grants are awarded on a predetermined formula basis. Unless terminated by the Company's Board of Directors, the 2001 Plan will be in effect until all shares available for issuance have been issued, pursuant to the exercise of all options granted. The exercise price of options granted under the 2001 Plan is the fair market value of the stock on the date of the grant. Stock options granted under the 2001 Plan become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the date of grant.

Options to purchase an aggregate of 1,647,976, 1,525,265 and 1,213,986 shares were exercisable under all option arrangements at December 31, 2002, 2001 and 2000, respectively. Under the existing stock option plans, there were 797,340 and 2,205,876 shares available for future grants at December 31, 2002 and 2001, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 2002, 2001 and 2000:

                                                Range of
                               Number of       Excercise       Weighted-Average
                                 Shares          Prices         Exercise Price
                               ---------       ---------       ----------------
January 1, 2000                4,194,312     $ 1.60 - 24.63         $13.43
                              ----------     --------------         ------
Granted                         1,063,95      18.75 - 57.81          26.01
Exercised                     (1,107,522)      1.60 - 23.75          11.48
Canceled                        (425,804)      4.34 - 34.94          15.64
                              ----------     --------------         ------
December 31, 2000              3,724,936       1.60 - 57.81          17.34
                              ----------     --------------         ------
Granted                          739,330      26.84 - 57.00          52.91
Exercised                       (601,058)      3.34 - 24.63          13.12
Canceled                        (147,050)      5.13 - 57.81          26.73
                              ----------     --------------         ------
December 31, 2001              3,716,158       3.34 - 57.81          24.77
                              ----------     --------------         ------
Granted                        1,272,579      28.25 - 45.60          36.15
Exercised                       (743,166)      3.82 - 34.94          14.55
Canceled                        (225,435)     15.19 - 57.00          39.82
                              ----------     --------------         ------
December 31, 2002              4,020,136     $ 3.82 - 57.00         $29.42
                              ----------     --------------         ------

The following summarizes information about all stock options outstanding at December 31, 2002:

                               Options Outstanding                             Options Excercisable
                   -------------------------------------------------     ------------------------------
                                 Weighted-Average
    Range of          Number        Remaining       Weighted-Average       Number      Weighted-Average
Exercise Prices    Outstanding   Contractual Life    Exercise Price      Exercisable    Exercise Price
---------------    -----------   ----------------   ----------------     -----------   ----------------
$ 4.34 - 12.53       354,637          3.29 Years         $ 8.38             354,637        $ 8.38
 12.59 - 15.19       553,350          6.13                15.16             343,350         15.14
 16.00 - 20.52       454,650          5.40                18.38             425,950         18.42
 20.73 - 22.75       518,375          7.07                22.61             213,125         22.55
 23.31 - 34.94       398,485          8.06                31.27             142,662         30.23
 35.05 - 35.48       816,194          9.16                35.48                 949         35.36
 35.61 - 50.35       419,750          9.17                39.90              33,021         42.72
 52.28 - 54.44        29,500          7.94                54.40              14,561         54.42
 55.35 - 55.35         5,500          8.20                55.35               1,375         55.35
 57.00 - 57.00       469,695          8.16                57.00             118,346         57.00
--------------     ---------          ----               ------           ---------        ------
$ 4.34 - 57.00     4,020,136          7.30               $29.42           1,647,976        $20.75
--------------     ---------          ----               ------           ---------        ------

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESP Plan"), the Company is authorized to issue up to an aggregate of 1,200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 51,826 shares in 2002, 44,692 shares in 2001 and 47,359 shares in 2000 at prices ranging from $21.20 to $33.59 per share. At December 31, 2002, a total of 282,710 shares were available for future purchases. The weighted-average fair values of those purchase rights granted in 2002, 2001 and 2000 were $8.73, $13.53 and $8.92, respectively.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans. The Company follows SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation-Transitional and Disclosure-An Amendment of FASB Statement No. 123" for disclosure purposes. SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results.

In the Company's consolidated financial statements, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company's net income and diluted earnings per share in 2002, 2001 and 2000 would have been:

                                                 2002        2001      2000
                                                ------      ------    ------
Net income before cumulative effect of
 change in accounting principle and
 extraordinary item                            $80,554     $97,218   $117,392
Earnings per share before cumulative
 effect of change in accounting principle
 and extraordinary item                          $2.11       $2.42      $2.75
Net income after cumulative effect of
 change in accounting principle and
 extraordinary item                            $85,467     $97,218   $115,266
Earnings per share after cumulative
 effect of change in accounting
 principle and extraordinary item                $2.24       $2.42      $2.70
                                               -------     -------    -------

The fair value of each stock option granted in 2002, 2001 and 2000 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 2002, 2001 and 2000, respectively: expected volatility of 48.3%, 54.8% and 54.1%; risk-free interest rates of 2.9%, 4.3% and 6.5%; expected lives of 4.6, 4.7 and 5.4 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 2002, 2001 and 2000 were $15.53, $26.24 and $13.94, respectively.

In October 2002, the Company issued 25,000 restricted shares of Class A Common Stock under the Company's 1997 Incentive Plan, as amended. These shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. These restrictions lapse equally over the next three years. In the fourth quarter of 2002, based upon the market value of the shares at the date of the grant, unearned compensation was charged to stockholders' equity for the restricted shares. The weighted-average fair value of these shares was $26.37.

In February 2002, the Company issued 20,000 restricted shares of Class A Common Stock under the Company's 1997 Incentive Plan, as amended. These shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. These restrictions lapsed immediately on one-third of the shares and lapse equally over the next two years for the remaining two-thirds of the shares. Upon issuance of this stock, based upon the market value of the shares at the date of the grant, compensation expense was recognized for the unrestricted shares and unearned compensation was charged to stockholders' equity for the restricted shares. The weighted-average fair value of these shares was $20.61.

In the second quarter of 2000, the Company made a loan of approximately $1,100 securitized by a restricted stock issuance in December 1999. That amount is included in deferred compensation in the consolidated balance sheets and resulted in the revaluation of unearned compensation. The unearned compensation, excluding the loan, is being amortized to expense over the five-year vesting period. In the first quarters of 2001 and 2002, the Board of Directors forgave $325 and $262 of principal payment on the loan, respectively.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,552 in 2002, $1,403 in 2001 and $1,283 in 2000.

19.  Litigation

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

20.  Quarterly Results of Operations (Unaudited)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2002, 2001 and 2000, respectively:


2002 Quarter Ended           March 29(1)   June 28      September 27      December 31
------------------           -----------   -------      ------------      -----------
Revenue                      $225,697      $191,529       $416,641         $357,029
Gross profit                   99,763        86,008        182,840          149,675
Net income before
 cumulative effect
 of change in accounting
 principle                      8,980         4,923         49,166           27,131
Net income                     13,893         4,923         49,166           27,131
Earnings per share before
 cumulative effect of
 change in accounting
 principle
   Basic                         $.24          $.13          $1.33             $.74
   Diluted                       $.23          $.13          $1.30             $.73
Earnings per share after
 cumulative effect of
 change in accounting
 principle
   Basic                         $.37          $.13          $1.33             $.74
   Diluted                       $.36          $.13          $1.30             $.73
                             --------      --------       --------         --------

2001 Quarter Ended           March 30      June 29      September 28      December 31
                             --------      -------      ------------      -----------
Revenue                      $245,429      $200,851       $396,219         $341,125
Gross profit                  108,588        91,782        174,574          145,831
Net income                     17,511        10,489         48,529           30,212
Basic earnings per share         $.44          $.27          $1.25             $.79
Diluted earnings per share       $.43          $.26          $1.22             $.77
                             --------      --------       --------         --------

2000 Quarter Ended           March 31     June 30(2)    September 29      December 31
                             --------     ----------    ------------      -----------
Revenue                      $208,604      $177,064       $375,246         $330,564
Gross profit                   95,421        82,400        178,152          152,540
Net income before
 extraordinary item            14,666        11,133         57,453           40,888
Net income                     14,666         8,991         57,453           40,888
Earnings per share
 before extraordinary
 item
   Basic                         $.36          $.28          $1.44            $1.03
   Diluted                       $.34          $.26          $1.35            $ .96
Earnings per share after
 extraordinary item
   Basic                         $.36          $.22          $1.44            $1.03
   Diluted                       $.34          $.21          $1.35            $ .96
                             --------      --------       --------         --------



(1) In the first quarter of 2002, the Company recorded a $4,913 after-tax cumulative effect of change in accounting principle gain. The gain consisted of the unamortized balance of the excess of fair value of net assets over cost as of December 31, 2001.

(2) In the second quarter of 2000, the Company recorded a $2,126 after-tax extraordinary loss. The loss consisted of a prepayment penalty and other costs associated with the early redemption of $100,000 in senior notes.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for the excess of fair value of acquired assets over cost to conform to the Statement of Financial Accounting Standards ("SFAS") No. 141, and goodwill to conform to SFAS No. 142.

DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 5, 2003

CORPORATE INFORMATION

DIRECTORS

Robert M. Agate
Retired Senior Executive Vice President
and Chief Financial Officer
Colgate-Palmolive Company

John E. Beard
Of Counsel
Ropes & Gray

John F. Brennan
President
Green Mountain College

Ian W. Diery
President and Chief Executive Officer
Electronic Scrip, Inc.

John A. Fitzsimmons
Retired Senior Vice President
Circuit City Stores, Inc.

Virginia H. Kent
Former Chief Executive Officer
reflect.com

Bill Shore
Founder and Executive Director
Share Our Strength

Jeffrey B. Swartz
President and Chief Executive Officer
The Timberland Company

Sidney W. Swartz
Chairman
The Timberland Company

Abraham Zaleznik
Professor Emeritus
Harvard Business School



CORPORATE OFFICERS

Sidney W. Swartz
Chairman

Jeffrey B. Swartz
President and Chief Executive Officer

Kenneth P. Pucker
Executive Vice President and
Chief Operating Officer

Brian P. McKeon
Chief Financial Officer and
Executive Vice President - Finance and Administration

Frank P. Bifulco, Jr.
Senior Vice President and
Chief Marketing Officer

Fabian T. Garcia
Senior Vice President - International

Marc Schneider
Senior Vice President - Product Management

Gary S. Smith
Senior Vice President - Supply Chain

John Crimmins
Vice President, Corporate Controller
and Chief Accounting Officer

Gregory M. Saltzberg
Vice President and Treasurer

Danette Wineberg
Vice President and General Counsel and Secretary

Thomas J. White
Assistant Secretary


CORPORATE COUNSEL
Ropes & Gray
Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Boston, Massachusetts

ANNUAL MEETING OF SHAREHOLDERS
Thursday, May 15, 2003, at 9:30 am
The Timberland Company
200 Domain Drive
Stratham, New Hampshire 03885


FINANCIAL INFORMATION
To request information, such as this annual report and Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, please visit our website, www.timberland.com, call our investor hotline at 603-773-1212, or send a written request to the attention of Investor Relations at our corporate address or e-mail address, investor_relations@timberland.com.

CLASS A COMMON STOCK LISTING
New York Stock Exchange:  TBL


STOCK SPLITS
Record Date     Effective Date          Split
08/31/99        09/15/99                2 for 1
06/30/00        07/17/00                2 for 1


DIVIDEND POLICY
The Company has never declared a dividend on its Common Stock, and the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).


SSTOCK CERTIFICATE, NAME CHANGES, OR TRANSFERS
Equiserve Trust Company, N.A.
PO Box 43010
Providence, Rhode Island 02940-3010
800.730.6001
www.equiserve.com